                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F. [X]      Form 40-F. [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes. [ ]      No. [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

      China Southern Airlines Company Limited (the "Company") on November 15, 2004 distributed its Circular regarding a very substantial acquisition and connected transactions of the Company, in English and Chinese to its shareholders. A copy of each of the documents is included in this Form 6-K of the Company.

        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

                           [LOGO] [CHINESE CHARACTERS]
                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
          (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                               (STOCK CODE: 1055)

                        VERY SUBSTANTIAL ACQUISITION AND
                             CONNECTED TRANSACTIONS

                               FINANCIAL ADVISER

                                [JPMORGAN LOGO]

                      INDEPENDENT FINANCIAL ADVISER TO THE
          INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT SHAREHOLDERS

                                  [ICEA LOGO]
                             ---------------------
                              A subsidiary of ICBC

A letter from the Independent Board Committee containing its advice to the Independent Shareholders in respect of the terms of the Sale and Purchase Agreement and the Financial Services Agreement is set out on pages 27 to 28 of this circular. A letter from ICEA containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Sale and Purchase Agreement and the Financial Services Agreement is set out on pages 29 to 48 of this circular.

A notice convening an extraordinary general meeting of the Company to be held at the headquarters of the Company at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the PRC on 31 December, 2004 at 9:00 am is set out on pages 353 to 355 of this circular. If you are not able to attend and/or vote at the EGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

                                                               12 November, 2004

                                    CONTENTS

                                                                                       Page
DEFINITIONS.........................................................................     1

GLOSSARY............................................................................     6

LETTER FROM THE BOARD
       1.  Introduction.............................................................     7
       2.  The Sale and Purchase Agreement..........................................     8
       3.  Reasons for and benefits of the Acquisition..............................    10
       4.  Financial effect of the Acquisition......................................    14
       5.  Implications under the Listing Rules.....................................    15
       6.  Prospective financial information........................................    15
       7.  On-going Connected Transactions..........................................    16
       8.  Financial Services Agreement.............................................    22
       9.  Recommendation...........................................................    25
       10. EGM......................................................................    25
       11. Additional information...................................................    26

LETTER FROM THE INDEPENDENT BOARD COMMITTEE.........................................    27

LETTER FROM ICEA....................................................................    29

APPENDIX I    - INFORMATION REGARDING THE AIRLINE OPERATIONS OF NORTHERN
                 AIRLINES GROUP AND XINJIANG AIRLINES GROUP..........................   49

APPENDIX II   - ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                 THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP...................   65

APPENDIX III  - ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                 THE AIRLINE OPERATIONS OF XINJIANG AIRLINES GROUP...................  112

APPENDIX IV   - FINANCIAL INFORMATION OF THE LISTED GROUP...........................   156

APPENDIX V    - FINANCIAL INFORMATION OF THE COMBINED GROUP.........................   236

APPENDIX VI   - PROFIT FORECAST.....................................................   245

APPENDIX VII  - ADDITIONAL INFORMATION TO SHAREHOLDERS..............................   249

APPENDIX VIII - PROPERTY VALUATION..................................................   270

APPENDIX IX   - GENERAL INFORMATION.................................................   347

NOTICE OF THE EGM...................................................................   353

                                   DEFINITIONS

      In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Acquisition"                     the acquisition of the Business and Assets by the
                                  Company pursuant to the Sale and Purchase Agreement
                                  and all transactions contemplated thereunder

"Airline Operations"              the airlines and airlines-related operations

"Board"                           the board of Directors

"Business and Assets"             certain Airline Operations, assets and properties of
                                  Northern Airlines Group and Xinjiang Airlines Group to
                                  be acquired by the Company from the Vendors pursuant
                                  to the Sale and Purchase Agreement, including aircraft,
                                  engines, spare parts, aviation equipment and facilities,
                                  properties, office facilities, and other fixed, current and intangible assets

"CAAC"                            Civil Aviation Administration of China

"Cap"                             the maximum aggregate annual value for each of the
                                  continuing connected transactions under the Listing
                                  Rules

"Catering Agreement"              the catering agreement dated 12 November, 2004
                                  between the Company and the Catering Company

"Catering Company"                China Southern Airlines Group Air Catering Company
                                  Limited, a company incorporated in the PRC with limited
                                  liability

"CEIC"                            CEIC Data Co., Ltd.

"Chesterton"                      Chesterton Petty Limited, a chartered surveyor and
                                  independent property valuer incorporated in Hong Kong

"Combined Group"                  the Listed Group together with the Airline Operations of
                                  Northern Airlines Group and the Airline Operations of
                                  Xinjiang Airlines Group

"Company"                         China Southern Airlines Company Limited, a joint stock
                                  company incorporated in the PRC with limited liability

                                   DEFINITIONS

"CSAHC"                                China Southern Air Holding Company, a state-owned
                                       enterprise established under the laws of the PRC and the
                                       controlling shareholder of the Company

"Debts"                                the debts and liabilities to be assumed by the Company
                                       from the Vendors pursuant to the Sale and Purchase
                                       Agreement

"Directors"                            directors of the Company

"Effective Date"                       the date when the Independent Shareholders approve the
                                       Sale and Purchase Agreement and the Acquisition

"EGM"                                  an extraordinary general meeting of the Company to be held to approve, amongst other things, the Sale and Purchase
                                       Agreement, the Financial Services Agreement, the
                                       resignation of a director of the Company and the election
                                       of a new director of the Company

"EIU"                                  Economist Intelligence Unit

"Finance Company"                      Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

"Financial Services Agreement"         the financial services agreement dated 12 November, 2004 between the Company and the Finance Company

"ICEA"                                 ICEA Capital Limited, a deemed licensed corporation carrying out Type 1 (dealing in securities), Type 4 (advising on
                                       securities), Type 6 (advising on corporate finance) and
                                       Type 9 (asset management) regulated activities under SFO,
                                       which has been appointed as the independent financial
                                       adviser to the Independent Board Committee in respect of
                                       the Sale and Purchase Agreement, the Financial Services
                                       Agreement and the transactions contemplated thereunder

"IFRS"                                 International Financial Reporting Standards promulgated
                                       by the International Accounting Standards Board

"ILFC"                                 International Lease Finance Corporation, an independent
                                       third party which is not connected to the Company

                                   DEFINITIONS

"Independent Board Committee"      the independent committee of the Board, the members of
                                   which consist of Simon To, Peter Lok, Wei Ming Hai,
                                   Wang Zhi and Sui Guang Jun, who are the independent
                                   non-executive Directors of the Company, formed to
                                   advise the Independent Shareholders with respect to the
                                   Sale and Purchase Agreement, the Financial Services
                                   Agreement and the transactions contemplated thereunder

"Independent Shareholders"         shareholders of the Company other than CSAHC and its
                                   associates

"JPMorgan"                         J.P. Morgan Securities (Asia Pacific) Limited, which is
                                   licensed by the Securities and Futures Commission for Types 1,
                                   4, 6 and 7 regulated activities under the Securities and
                                   Futures Ordinance, being the financial adviser to the Company in respect of the Acquisition

"KPMG"                             KPMG, Certified Public Accountants registered in Hong
                                   Kong

"KPMG Huazhen"                     KPMG Huazhen, Certified Public Accountants registered
                                   in the PRC

"Latest Practicable Date"          5 November, 2004, being the latest practicable  date prior to the printing for ascertaining certain information contained herein

"Lease Agreement 1"                the lease agreement dated 12 November, 2004 between  the Company,
                                   CSAHC and Northern Airlines

"Lease Agreement 2"                the lease agreement dated 12 November, 2004 between  the Company,
                                   CSAHC and Xinjiang Airlines

"Lease Agreement 3"                the lease agreement dated 12 November, 2004 between the Company and CSAHC

"Lease Agreements"                 Lease Agreement 1, Lease Agreement 2 and Lease Agreement 3

"Listed Group"                     the Company and its subsidiaries

"Listing Rules"                    the Rules Governing the Listing of Securities on the
                                   Stock Exchange

                                   DEFINITIONS

"Northern Airlines"                    China Northern Airlines Company, a company
                                       incorporated in the PRC with limited liability

"Northern Airlines Group"              Northern Airlines and its subsidiaries

"On-going Connected                    the Lease Agreements and the Catering Agreement which
  Transactions"                        will be entered into between the Company and connected
                                       persons of the Company within the meaning of the
                                       Listing Rules, which will constitute continuing connected
                                       transactions of the Company under the Listing Rules
                                       upon completion of the Acquisition, details of which are
                                       set out in paragraph 7 headed "On-going Connected
                                       Transactions" under the section headed "Letter from the
                                       Board" of this circular

"Parties"                              the Company and the Vendors

"PBOC"                                 the People's Bank of China, the central bank of the PRC

"PRC" or "China"                       the People's Republic of China (excluding, for the
                                       purpose of this circular only, Hong Kong, Macau and
                                       Taiwan)

"Provision of Deposit Service"         the provision of deposit of money service by the Finance
                                       Company to the Company pursuant to the Financial
                                       Services Agreement

"Sale and Purchase Agreement"          the sale and purchase agreement dated 12 November, 2004 between the Company, CSAHC, Northern Airlines and Xinjiang
                                       Airlines pursuant to which the Company agreed to acquire
                                       and CSAHC, Northern Airlines and Xinjiang Airlines agreed
                                       to sell the Business and Assets

"SASAC"                                State-owned Assets Supervision and Administration
                                       Commission of the State Council

"SFO"                                  Securities and Futures Ordinance (Chapter 571 of the
                                       laws of Hong Kong)

"Stock Exchange"                       The Stock Exchange of Hong Kong Limited

"Target Group"                         Northern Airlines Group and Xinjiang Airlines Group

"Vendors"                              CSAHC, Northern Airlines and Xinjiang Airlines

                                   DEFINITIONS

"Xinjiang Airlines"                 Xinjiang Airlines Company, a company incorporated in
                                    the PRC with limited liabilities

"Xinjiang Airlines Group"           Xinjiang Airlines and its subsidiaries

"Zhong Qi Hua Valuation             the Valuation Report on the Transfer of Business and
  Reports"                          Assets of Northern Airlines as of 31 December, 2003
                                    (Zhongqihuapingbaozi (2004) Report No. 149-1) and the
                                    Valuation Report on the Transfer of Business and Assets
                                    of Xinjiang Airlines as of 31 December, 2003
                                    (Zhongqihuapingbaozi (2004) Report No. 149-2)
                                    prepared by China Enterprise Appraisal Co., Ltd.,
                                    independent qualified valuers jointly appointed by
                                    CSAHC and the Company, and approved by the SASAC
                                    on 14 October, 2004

      For the purpose of this circular, unless otherwise indicated, Renminbi amounts have been translated into Hong Kong dollars using the rate of HK$1:RMB1.06.

                                    GLOSSARY

      In this circular, the following terms shall have the meanings indicated, unless the context otherwise requires:

CAPACITY MEASUREMENTS

"available seat kilometres"            the number of seats made available for sale multiplied by
  or "ASKs"                            the kilometres flown

"available tonne kilometres"           the tonnes of capacity available for the transportation of
  or "ATKs"                            revenue load (passengers and cargo) multiplied by the
                                       kilometres flown
TRAFFIC MEASUREMENTS

"revenue passenger kilometres"         the number of passengers carried multiplied by the
  or "RPKs"                            kilometres flown

"revenue freight tonne                 the load of cargo in tonnes multiplied by the kilometres
  kilometres" or "RFTKs"               flown

"revenue tonne kilometres"             the load (passengers and cargo) in tonnes multiplied by
  or "RTKs"                            the kilometres flown

YIELD MEASUREMENTS

"passenger yield"                      revenue from passenger operations divided by RPKs

"cargo yield"                          revenue from cargo operations divided by cargo tonne
                                       kilometres

"average yield"                        revenue from airline operations (passenger and cargo)
                                       divided by RTKs

"tonne"                                a metric ton, equivalent to 2,204.6 pounds

LOAD FACTORS

"passenger load factor"                RPKs expressed as a percentage of ASKs

"overall load factor"                  RTKs expressed as a percentage of ATKs

UTILISATION

"utilisation rates"                    the actual number of flight and taxi hours per aircraft per operating day

                              LETTER FROM THE BOARD

                           [LOGO] [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

           (a joint stock limited company incorporated in the People's
                    Republic of China with limited liability)

DIRECTORS:                                           REGISTERED ADDRESS:
                                                     Guangzhou Economic and
Executive Directors:                                 Technology Development Zone
Yan Zhi Qing (Director)                              Guangdong Province
Liu Ming Qi (Vice Chairman of                        PRC
  the Board of Directors)
Wang Chang Shun (Vice Chairman of                    PRINCIPAL PLACE OF BUSINESS
  the Board of Directors, President)                   IN HONG KONG:
Peng An Fa (Director)                                Unit B1, 9th Floor
Wang Quan Hua (Director)                             United Centre
Zhao Liu An (Director)                               95 Queensway
Zhou Yong Qian (Director)                            Hong Kong
Zhou Yong Jin (Director)
Xu Jie Bo (Director, Chief Financial Officer)
Wu Rong Nan (Director)

Independent Non-Executive Directors:
Simon To
Peter Lok
Wei Ming Hai
Wang Zhi
Sui Guang Jun

Supervisors:
Sun Xiao Yi (Chairman of the Supervisory
 Committee)
Yang Guang Hua (Supervisor)
Yan Yi Hua (Supervisor)

                                                     12 November, 2004

To the Shareholders

Dear Sir or Madam,

                        VERY SUBSTANTIAL ACQUISITION AND
                             CONNECTED TRANSACTIONS

1. INTRODUCTION

      On 12 November, 2004, the Board announced that the Sale and Purchase Agreement was entered into by the Company as the purchaser and CSAHC, Northern Airlines and Xinjiang Airlines as the vendors, whereby the Company will acquire the Business and Assets and assume the Debts from the Vendors.

                             LETTER FROM THE BOARD

      The Independent Board Committee, comprising the independent non-executive Directors, namely Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun, has been formed to advise the Independent Shareholders with respect to the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder. ICEA has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder.

      The purpose of this circular is (i) to give you further information regarding the Acquisition, the On-going Connected Transactions which will constitute continuing connected transactions of the Company after completion of the Sale and Purchase Agreement, and the Financial Services Agreement; (ii) to set out the recommendations from the Independent Board Committee to the Independent Shareholders and the advice from ICEA to the Independent Board Committee and the Independent Shareholders in respect of the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder; and (iii) to give you the notice of the EGM and other information required under the Listing Rules.

2. THE SALE AND PURCHASE AGREEMENT

      (1)   DATE

            12 November, 2004

      (2)   PARTIES

            (a) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

            (b) CSAHC, the controlling shareholder of the Company holding approximately 50.30% equity interest in the Company as of the Latest Practicable Date. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

            (c) Northern Airlines, a wholly owned subsidiary of CSAHC, as the vendor. The principal business activity of Northern Airlines is that of civil aviation.

            (d) Xinjiang Airlines, a wholly owned subsidiary of CSAHC, as the vendor. The principal business activity of Xinjiang Airlines is that of civil aviation.

      (3)   THE BUSINESS AND ASSETS TO BE ACQUIRED AND THE DEBTS TO BE ASSUMED

            (a) The Business and Assets to be acquired consist of certain Airline Operations, assets and properties of Northern Airlines Group and Xinjiang Airlines Group, including aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets.

                             LETTER FROM THE BOARD

            (b) The Debts to be assumed consist of all indebtedness in the aggregate sum of RMB15,090,109,000 owed by Xinjiang Airlines Group or Northern Airlines Group in connection with their civil aviation business.

      (4)   CONDITIONS PRECEDENT

      The Sale and Purchase Agreement is subject to the following conditions precedent:

            (a) the Vendors obtaining all approvals of the Sale and Purchase Agreement by the working meeting of the president of CSAHC and the SASAC; and

            (b) the Independent Shareholders approving the Sale and Purchase Agreement and the transactions contemplated thereunder.

      (5)   CONSIDERATION AND PAYMENT TERMS

            The provisional amount of the consideration of the Acquisition, and of the Debts to be assumed under the Sale and Purchase Agreement are set at RMB16,912,244,600 and RMB15,090,109,000 respectively. These amounts are arrived at after arm's length negotiations between the Vendors and the Company, with reference to the valuation of the Business and Assets, and Debts set out in the Zhong Qi Hua Valuation Reports. The Zhong Qi Hua Valuation Reports value the Business and Assets, Debts and net asset value of the Target Group at RMB16,912,244,600, RMB15,090,109,000 and
      RMB1,822,135,600 respectively as of 31 December, 2003.

            The provisional amount of the consideration of the Acquisition, and of the Debts to be assumed by the Company will be subject to adjustment and finalisation based on the book value of the Business and Assets, and of the Debts as of the Effective Date, as determined in the financial statements of the Business and Assets of the Target Group prepared under the PRC Accounting Rules and Regulations and audited by KPMG Huazhen. A portion of the final adjusted consideration of the Acquisition will be settled by way of assumption of the final adjusted Debts, with the remaining balance to be payable by the Company to the bank account designated by the Vendors in cash. On the assumption that the Acquisition had taken place on 30 June, 2004, and based on the financial statements of the Business and Assets of the Target Group prepared under the PRC Accounting Rules and Regulations and audited by KPMG Huazhen on the same date, the remaining balance payable by the Company in cash to the bank account designated by the Vendors on that date would have been RMB1,897 million.

            The Company shall make repayments of the Debts directly to the creditors of such Debts in accordance with the terms and conditions of the relevant agreements between the Vendors and the creditors in relation to the Debts.

      (6)   FUNDING

            The Company will finance the Acquisition and the assumption of the Debts through its internal resources, and short term U.S. dollar commercial loans from commercial

                             LETTER FROM THE BOARD

      banks amounting to RMB1,000 million. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. The Company will make use of its unutilised banking facilities to draw down the required commercial loans.

      (7)   TRANSITION PERIOD

            The terms of the Sale and Purchase Agreement provide for a transition period commencing from 31 December, 2003 and ending on the Effective Date, during which if a material change occurs such that any of the Business and Assets is damaged, lost, or the ownership of which no longer belongs to the Vendors, the Vendors shall give notice to the Company immediately. The Vendors must obtain the prior consent of the Company before disposing of any Business and Assets during the transition period.

            All profits and losses arising from the Business and Assets during the transition period belong to the Vendors. All profits and losses from the Effective Date thereon shall belong to the Company.

      (8)   DELIVERY TERMS AND OWNERSHIP

            The Vendors shall deliver all the Business and Assets, together with all documents evidencing or constituting ownership of such Business and Assets, to the Company within five days of the Effective Date.

3. REASONS FOR AND BENEFITS OF THE ACQUISITION

      The Directors believe that the Acquisition represents an attractive opportunity for the Company to consolidate its strong market position and improve its financial performance. Both Northern Airlines and Xinjiang Airlines are leading airlines in their respective operating regions. The Acquisition will bring various commercial benefits to the Company in terms of broadening its flight service network, increasing its fleet size and transportation capacity, reducing costs and boosting its overall efficiency, ultimately strengthening the Listed Group's position as one of China's largest airlines and enhancing its value for its investors.

      (1)   BROADEN FLIGHT NETWORK

            (a) The Listed Group is headquartered in Guangzhou with 12 operational bases in central and Southern China, offering regular flights on 248 domestic routes to over 69 cities in China, 18 routes to Hong Kong, and 45 international routes to 24 cities in East and Southeast Asia, Australia, North America and Europe, as of 30 June, 2004. However, due to the lack of operational bases, the Company is only capable of offering very limited flight services in Northern China and Northwestern China.

            (b) Northern Airlines Group is headquartered in Shenyang with operational bases in Dalian, Changchun and Harbin. Northern Airlines Group's operating region is predominantly in Northeastern China. It is also the dominant Chinese airline serving flight routes to Korea and Japan due to the proximity of its operating region to those countries.

                             LETTER FROM THE BOARD

            (c) Xinjiang Airlines Group is headquartered in Urumqi, with operational bases and operating region in the Xinjiang autonomous region. It also commands a strong market position on domestic routes between Xinjiang and other parts of China, and on international routes to Russia, the Middle East and West Asia.

            As the flight networks of the Listed Group, Northern Airlines Group and Xinjiang Airlines Group are disparate and complementary to each other, the Acquisition will significantly broaden the Company's flight network. After the Acquisition, the Company will have a strong presence in additional key markets in the Western and Northeastern part of China, enabling it to provide more comprehensive civil aviation service to customers.

            The Directors believe that the Acquisition provides significant growth potential for the Listed Group, particularly in light of the "Go West" and "Redevelop the Northeast" campaigns initiated by the PRC government. The Directors also believe that the huge investment made by the PRC government in Western and Northeastern China will lead to rapid economic growth in those regions over the next decade or more, which, in turn, will result in rapid increase in air traffic volume to and from those regions.

            In addition, the Acquisition will also significantly enhance the Company's international air transportation business. The Company will be able to offer flight services between its bases in Southern, Northeastern and Northwestern China and other international cities in North America, Southeast Asia, North Asia, the Middle East as well as Europe.

            The table below illustrates the Company's domestic base network before and after the Acquisition:

                  BASE NETWORK BEFORE AND AFTER THE ACQUISITION

   [BASE NETWORK MAP] Pre-transaction    [BASE NETWORK MAP] Post-transaction

      (2)   INCREASE FLEET SIZE AND TRANSPORTATION CAPACITY

            The Acquisition will substantially increase the fleet size of the Listed Group. As of 30 June, 2004, the Listed Group owned and operated a fleet of 139 medium and large size

                             LETTER FROM THE BOARD

      commercial passenger and cargo aircraft. The Acquisition will bring in 75 commercial passenger and cargo aircraft from Northern Airlines Group and Xinjiang Airlines Group thereby increasing the Listed Group's fleet size by 54% to 214 commercial aircraft. The increased economies of scale will contribute to greater transportation capacity, higher operating efficiency, lower operating and maintenance cost, more flexible flight scheduling, greater bargaining power in aircraft acquisitions, better financing terms for purchases and improved aircraft allocation for the flight routes.

            The tables below set out fleet and selected operating data of the Target Group and the Listed Group individually, and on a combined basis, for the year 2003 and the first half of 2004:

            FIRST SIX MONTHS OF 2004

                                                                NORTHERN          XINJIANG
                                                LISTED          AIRLINES          AIRLINES
                                                GROUP            GROUP              GROUP         COMBINED
                                                ------           -----            --------        --------
Number of aircraft(1)                              139                55                20             214
Passenger capacity
  (ASK) (million)                               25,928             7,693             3,722          37,343
Passenger traffic (RPK)
  (million)                                     17,242             5,190             2,416          24,848
Passenger volume
  (thousand)                                    13,315             3,621             1,264          18,200
Cargo and mail carried
  (thousand tonne)                                 267                55                12             334

(1) As of 30 June, 2004 including owned and leased (on both finance and operating lease basis) aircraft.

            2003

                                                                NORTHERN          XINJIANG
                                                LISTED          AIRLINES          AIRLINES
                                                GROUP            GROUP             GROUP          COMBINED
                                                ------          --------          --------        --------
Number of aircraft(1)                              132                50                20             202
Passenger capacity
  (ASK) (million)                               40,867            13,940             6,297          61,104
Passenger traffic (RPK)
  (million)                                     26,387             9,147             4,092          39,626
Passenger volume
  (thousand)                                    20,470             6,474             2,148          29,092
Cargo and mail carried
  (thousand tonne)                                 464               111                21             596

(1) As of 31 December, 2003 including owned and leased (on both finance and operating lease basis) aircraft.

                         LETTER FROM THE BOARD

      (3)   MINIMIZE ROUTE OVERLAP AND OPTIMIZE FLIGHT SCHEDULES

            The Directors believe that the Acquisition will yield significant benefits to the Listed Group through optimization of flight routes and schedules.

            Most of the major flight routes in the PRC are served by more than one airline, and therefore the competition on most major flight routes is intense. Although offering discounts on air ticket prices is still regulated by the CAAC, many PRC airlines rely heavily on such measures to attract passengers. As a result, the Listed Group faces significant pressure on air ticket prices.

            Prior to the Acquisition, the routes that the Listed Group shares with Northern Airlines Group and Xinjiang Airlines Group account for approximately 8.2% of the Listed Group's total routes. After the Acquisition, the Listed Group will become the sole or main operator on many of such shared flight routes. This reduction in route and slot overlap will allow the Listed Group to gain advantageous air ticket pricing power and improve its financial performance.

            Moreover, the Listed Group could reduce the number of flights on those shared routes without sacrificing sufficient coverage and service quality. The Listed Group will then have additional capacity to support other more profitable flight routes and thus generate additional revenue.

      (4)   ENHANCE AIR TICKET SALES NETWORK AND REDUCE OVERHEAD

            Northern Airlines Group, Xinjiang Airlines Group and the Listed Group each maintains an extensive air ticket sales network in major cities and large ground services teams at major airports in China. The Listed Group can achieve significant cost savings by rationalizing the sales network and consolidating the ground service operations of the three airlines. After the Acquisition, the Company plans to close a total of 14 geographically overlapping domestic air ticket sales offices (eight belong to Northern Airlines Group, four belong to Xinjiang Airlines Group and two to the Company) and four overseas air ticket sales offices (all belong to Northern Airlines Group).

      (5)   IMPROVE ALLOCATION OF AIRCRAFT, ENGINES, SPARE PARTS AND CREWS

            The Directors believe the expanded fleet will provide the Listed Group greater flexibility in allocating aircraft between the combined routes of the Listed Group, Northern Airlines Group and Xinjiang Airlines Group.

            For each of the three airlines, there is excess capacity in low seasons, but limited or inadequate capacity during peak seasons. As most of the flight routes served by them are different, each of the Listed Group, Northern Airlines Group and Xinjiang Airlines Group has relatively staggered peak and low seasons. After the Acquisition, the Company will be able to re-deploy an enlarged team of aircraft, pilots and flight personnel to the highest traffic routes and better ensure a balance of demand and supply for capacity throughout the year.

                             LETTER FROM THE BOARD

            Furthermore, since the Listed Group has already been operating Boeing 737, 757 and Airbus 319, 320 aircraft that Xinjiang Airlines Group and Northern Airlines Group are either currently operating or will be acquiring according to their aircraft replacement schedules, the Listed Group will be able to improve the internal allocation of engines and high-value aircraft spare parts. For instance, the Directors believe that after the Acquisition, the Listed Group may be able to purchase fewer aircraft engines and spare parts and reduce inventory level of them.

            Through redeployment of aircraft, pilots and crew, and better allocation of spare parts, the Directors believe the Listed Group can improve its operating efficiency and reduce operating costs and capital expenditures.

      (6)   REDUCE MAINTENANCE COSTS

            The Directors believe significant reduction in maintenance cost can be achieved through more centralized maintenance functions and sharing of maintenance personnel and equipment. The Company plans to centralize fleet maintenance functions at five national maintenance bases which are Guangzhou, Shenyang, Urumqi, Zhengzhou (or Wuhan) and Xiamen in the next few years. These maintenance bases will be responsible for major overhauls on all aircraft while the local bases will be responsible for minor maintenance tasks on their own aircraft. The Directors believe that this initiative will significantly improve efficiency and reduce the costs of fleet maintenance.

      (7)   STRENGTHEN MARKETING EFFORTS

            Since its listing on the Stock Exchange, the Company has implemented many changes to its remuneration policies in order to improve the effectiveness of marketing efforts by its business units. Under the Company's current performance credit policy, its branch office located in the city that a particular flight originates from (including both non-stop and connecting flights) receives performance credit for the flights to the immediate next destination. Previously, all performance credit earned by a particular aircraft was given to the office in which that aircraft was based in, which did not provide incentive for the offices in intermediate cities to market the air ticket of that particular flight. After the Acquisition, the Company plans to implement this remuneration policy to the marketing units newly acquired from the Target Group. The Directors believe that this will lead to a more effective and concerted marketing effort by all the offices, and therefore resulting in higher sales revenue.

4. FINANCIAL EFFECT OF THE ACQUISITION

      Based on the pro forma financial information of the Combined Group outlined in Appendix V of this circular, assuming that the Acquisition had taken place on 30 June, 2004, there would not be any impact on the net assets of the Listed Group following the Acquisition as of 30 June, 2004. On the same basis, the total assets of the Listed Group would increase by 35%, or RMB15,179 million, which would be offset by an increase of RMB15,083 million in liabilities and RMB96 million in minority interest.

                              LETTER FROM THE BOARD

      Based on the pro forma financial information of the Combined Group outlined in Appendix V of this circular, assuming that the Acquisition had taken place on 1 January, 2004, for the first six months ended 30 June, 2004, net profit of the Listed Group would increase by 36%, or RMB95 million to RMB361 million following the Acquisition. On the same basis, basic earnings per share would increase from RMB0.06 to RMB0.08, representing an accretion of 36%.

5. IMPLICATIONS UNDER THE LISTING RULES

      The Acquisition exceeds 100% of the relevant percentage ratios under Rule
14.07 of the Listing Rules and therefore constitutes a very substantial acquisition of the Company under the Listing Rules. Since CSAHC is the direct controlling shareholder of the Company, the Acquisition also constitutes a connected transaction for the Company under the Listing Rules and is therefore subject to the approval by the Independent Shareholders at the EGM. The Board, including the independent non-executive Directors, believes that the terms of the Sale and Purchase Agreement and the Acquisition are fair and reasonable and are in the interests of the Listed Group and its shareholders as a whole.

      An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Sale and Purchase Agreement and the Acquisition. ICEA has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Sale and Purchase Agreement and the Acquisition.

      CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Sale and Purchase Agreement and the Acquisition which will be conducted by poll.

6. PROSPECTIVE FINANCIAL INFORMATION

      The Target Group has prepared certain prospective financial information in respect of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group for the year ending 31 December, 2004 in compliance with Rule 14A.56(8) and Rule 14.62 of the Listing Rules. For further details, please see Appendix VI. Neither the Target Group nor the Company intends to update this information during the remainder of the year or to update such information in future years, although the Directors are aware of the requirements of Rule 13.09 notes 9 and 10 of the Listing Rules. This information is necessarily based upon a number of assumptions (see Appendix VI) that, while presented with numerical specificity and considered reasonable by the Target Group, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company or the Target Group, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that these results will be realized. The prospective financial information presented may vary from actual results, and these variations may be material.

      The Company and the Target Group believe that, on the bases and the assumptions discussed in Appendix VI and in the absence of unforeseen circumstances, the Target Group's

                             LETTER FROM THE BOARD

forecast combined profit after taxation and minority interests but before the extraordinary items for the year ending 31 December, 2004 under IFRS is unlikely to be less than RMB148 million. Such forecast has been prepared based on the principal assumptions set out in Appendix VI to this circular. In the event that such forecast is not met, the Company will make further announcement to explain the reasons. The texts of the letters from KPMG and JPMorgan in respect of the profit forecast are set out in Appendix VI to this circular.

7. ON-GOING CONNECTED TRANSACTIONS

      The Lease Agreements and the Catering Agreement will be entered into between the Company and connected persons of the Company within the meaning of the Listing Rules, which will constitute On-going Connected Transactions of the Company under the Listing Rules upon completion of the Acquisition.

(A) LEASE AGREEMENTS

      (1)   LEASE AGREEMENT 1

            Date

            12 November, 2004

            Parties

            (a)   CSAHC, as the lessor.

            (b)   Northern Airlines, as the lessor.

            (c)   The Company, as the lessee.

            The property to be leased

                  CSAHC and Northern Airlines lease to the Company certain
            buildings, facilities and other infrastructure related to the civil aviation businesses of Northern Airlines situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia.

            Term of Lease Agreement 1

                  Lease Agreement 1 is for a fixed term of three years,
            commencing from the date of the lease, and is renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company, by an application in writing by the Company to the lessors three months before the end of the fixed term.

                             LETTER FROM THE BOARD

            Consideration and payment terms

                  The consideration for Lease Agreement 1 is RMB41,993,318.44 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm's length negotiation between the parties. Chesterton, an independent qualified valuer in Hong Kong, has given its opinion that the consideration for Lease Agreement 1 is not higher than the current market prices of comparable properties. The consideration will be funded wholly by the Company's internal resources.

            The Cap

                  As the consideration has been determined after arm's length negotiation between the parties and with regard to the current market prices, the Cap for the Lease Agreement 1 is set at RMB41,993,318.44 per year.

            Reasons and benefits of the Lease Agreement 1

                  Following the Acquisition, the Company will expand its civil aviation business to locations where the buildings, facilities and infrastructure under the Lease Agreement 1 are situated at. The purchase of such buildings, facilities and infrastructure by the Company will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the entering into of the Lease Agreement 1 allows the Company to use those buildings, facilities and infrastructure to operate its expanded civil aviation business from the commencement date of the Lease Agreement 1 at rents not higher than the market rates for similar buildings, facilities and infrastructure.

      (2)   LEASE AGREEMENT 2

            Date

            12 November, 2004

            Parties

            (a)   CSAHC, as the lessor.

            (b)   Xinjiang Airlines, as the lessor.

            (c)   The Company, as the lessee.

            The property to be leased

                  CSAHC and Xinjiang Airlines lease to the Company certain
            buildings, facilities and other infrastructure related to the civil aviation businesses of Xinjiang Airlines situated in Xinjiang and Russia.

                             LETTER FROM THE BOARD

            Term of Lease Agreement 2

                  Lease Agreement 2 is for a fixed term of three years,
            commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term.

            Consideration and payment terms

                  The consideration for Lease Agreement 2 is RMB5,797,908.61 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm's length negotiation between the parties. Chesterton, an independent qualified valuer in Hong Kong, has given its opinion that the consideration for Lease Agreement 2 is not higher than the current market prices of comparable properties. The consideration will be funded wholly by the Company's internal resources.

            The Cap

                  As the consideration has been determined after arm's length negotiation between the parties and with regard to the current market prices, the Cap for the Lease Agreement 2 is set at RMB5,797,908.61 per year.

            Reasons and benefits of the Lease Agreement 2

                  Following the Acquisition, the Company will expand its civil aviation business to locations where the buildings, facilities and infrastructure under the Lease Agreement 2 are situated at. The purchase of such buildings, facilities and infrastructure by the Company will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the entering into of the Lease Agreement 2 allows the Company to use those buildings, facilities and infrastructure to operate its expanded civil aviation business from the commencement date of Lease Agreement 2 at rents not higher than the market rates for similar buildings, facilities and infrastructure.

      (3)   LEASE AGREEMENT 3

            Date

            12 November, 2004

            Parties

            (a)   CSAHC, as the lessor.

            (b)   The Company, as the lessee.

                             LETTER FROM THE BOARD

            The property to be leased

                  CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company. These lands had been administratively allocated to Xinjiang Airlines and Northern Airlines for the purposes of their civil aviation and related businesses. Subsequently, CSAHC was authorised to deal with the land use rights of such lands, including leasing, but not transferring, such land use rights. Total area of the lands leased is 1,182,297 square metres, and the locations of such lands are in Urumqi, Shenyang, Dalian and Harbin.

            Term of Lease Agreement 3

                  Lease Agreement 3 is for a fixed term of three years,
            commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term.

            Consideration and payment terms

                  The rent for the land use rights of the designed lands under
            Lease Agreement 3 is RMB22,298,033 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm's length negotiation between the parties. Chesterton, an independent qualified valuer in Hong Kong, has given its opinion that the consideration for Lease Agreement 3 is not higher than the current market prices of comparable properties. The consideration will be funded wholly by the Company's internal resources.

            The Cap

                  As the consideration has been determined after arm's length negotiation between the parties and with regard to the current market prices, the Cap for the Lease Agreement 3 is set at RMB22,298,033 per year.

            Benefits of the Lease Agreement 3

                  Following the Acquisition, the Company will expand its civil aviation business to locations where the lands under the Lease Agreement 3 are situated at. As CSAHC is prohibited from transferring the land use rights of such lands to the Company, the Company could only lease the land use rights of such lands from CSAHC. The Lease Agreement 3 allows the Company to use those lands to operate its expanded civil aviation business at rent not higher than the market rates for similar lands.

                             LETTER FROM THE BOARD

(B)   CATERING AGREEMENT

      DATE

      12 November, 2004

      PARTIES

      (a)   The Company.

      (b) The Catering Company, which is wholly owned by CSAHC. The principal business activity of the Catering Company is the provision of in-flight meals to airlines.

      CATERING SERVICE

            The Catering Company will supply (1) in-flight meals in accordance with the menus of in-flight meals agreed with the Company from time to time, and in such quantity as the Company shall advise the Catering Company in advance; and (2) catering services for different flights of the Company (including normal, additional, chartered and temporary flights) originating or stopping at the domestic airports, mainly in Northern China and the Xinjiang regions where the Catering Company provides catering services. The Combined Group will also obtain catering services and in-flight meals from other catering companies.

      TERM OF THE CATERING AGREEMENT

            The Catering Agreement is for a fixed term of three years from the date of the Catering Agreement.

      CONSIDERATION AND PAYMENT TERMS

            The parties have agreed, after arm's length negotiation, on the price of each type of in-flight meals and the service charges for each type of aircraft. The prices of in-flight meals and the service charges are not higher than the market rate of comparable in-flight meals and service charges. The Catering Company will issue an invoice listing out the quantity of in-flight meals supplied, the agreed unit price and the total price payable for each of the Company flight it provides service. The invoice shall be verified and signed by the captain flight attendant of that flight. At the end of each month, the Catering Company shall deliver to the Company for its verification all the invoices issued during that month. The Company will make payment to the Catering Company within 60 days of the receipt of the invoices.

                             LETTER FROM THE BOARD

      THE CAP

            There are no historical figures available for the Catering Agreement as it will only be entered into on 12 November, 2004. The Cap for the Catering Agreement is set at RMB220 million per year. As discussed above, the flight network of the Company will broaden following the Acquisition. The Cap for the Catering Agreement is therefore determined on the basis of the estimated number of passengers to be carried and the number of flights per year mainly under the enlarged flight network in Northern China and the Xinjiang regions of the Company during the term of the Catering Agreement, the prices of the in-flight meals and the service charges of the catering services under the Catering Agreement.

      REASONS AND BENEFITS OF THE CATERING AGREEMENT

            The Company can secure in-flight meals and catering services at prices no higher than the market price for its flights originating or stopping at domestic airports mainly in Northern China and the Xinjiang regions where the Catering Company provides catering services. The Company is not precluded from procuring in-flight meals and catering services from other catering companies where the terms and conditions are favourable.

(C)   IMPLICATIONS UNDER THE LISTING RULES

      As each of CSAHC, Xinjiang Airlines, Northern Airlines and the Catering Company is a connected person of the Company under the Listing Rules, each of the Lease Agreements and Catering Agreement constitutes a continuing connected transaction for the Company under the Listing Rules. The Board, including the independent non-executive Directors, considers the On-going Connected Transactions to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Listed Group and its shareholders as a whole.

      Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for (i) the Lease Agreements, and (ii) the Catering Agreement is on an annual basis less than 2.5%. Therefore, each of (i) the Lease Agreements, and (ii) the Catering Agreement falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 and is exempt from the Independent Shareholders' approval requirements. The Company undertakes to comply with the rules in relation to annual review of continuing connected transactions set out in Rule 14A.37 to Rule 14A.41 of the Listing Rules.

      Pursuant to the relevant rules and regulations of the PRC, each of Lease Agreement 1, Lease Agreement 2, Lease Agreement 3 and Catering Agreement is conditional upon approval by the Independent Shareholders. In accordance with the relevant rules and regulations of Shanghai Stock Exchange, China Galaxy Securities Co., Limited has been appointed by the Company as the independent financial adviser in China to prepare an independent financial report in relation to each of Lease Agreement 1, Lease Agreement 2, Lease Agreement 3 and Catering Agreement which is required to be published in the newspaper in the PRC.

                             LETTER FROM THE BOARD

8.    FINANCIAL SERVICES AGREEMENT

      The first financial services agreement between the Company and the Finance Company was entered into on 22 May, 1997 for a term of three years. The Stock Exchange had, in a letter dated 24 April, 1998, granted the Company waiver from strict compliance with Chapter 14 under the then applicable Listing Rules in relation to, among other transactions, the first financial services agreement and the transactions contemplated thereunder. The first financial services agreement was extended in 2000 for six years to 22 May, 2006. The Stock Exchange is looking into the matter of whether the Company had complied with the requirements of the Listing Rules during the extended term of the first financial services agreement and the Company will publish further announcement in this respect. In order to comply with the new requirements under the Listing Rules, the Company and the Finance Company are now entering into the Financial Services Agreement so that the Finance Company could continue to provide deposit of money service and, subject to the execution of separate agreements with the Company and further compliance with the Listing Rules, other financial services to the Company. The Provision of Deposit Service constitutes a discloseable and non-exempt continuing connected transaction, and is conditional upon approval by the Independent Shareholders.

      DATE

      12 November, 2004

      PARTIES

      (a)   The Company.

      (b) The Finance Company, a subsidiary of CSAHC which is owned as to 42% by CSAHC, 32% by the Company and 26% in aggregate by five subsidiaries of the Company, namely 8% by Xiamen Airlines Company Limited, 8% by Southern Airlines Group Shantou Airlines Company Limited, 4% by Guangxi Airlines Company Limited, 4% by Zhuhai Airlines Company Limited and 2% by Guangzhou Nanland Air Catering Company Limited. The principal business activity of the Finance Company is that of providing various financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

      FINANCIAL SERVICES

            The Finance Company agrees to provide to the Company the following financial services:

            (1) Accept deposit of money from the Company at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain banks including Bank of Agriculture, Bank of Communications, China Construction Bank and Industrial and Commercial Bank of China.

                             LETTER FROM THE BOARD

            (2) Make loans to the Company subject to the entering into of separate loan agreements, which will set out the Cap, terms and conditions of the loans, upon application by the Company during the term of the Financial Services Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the Company must not exceed the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Company).

            (3) Provide credit facilities, financial guarantees, credit references, and other financial services subject to the entering into of separate agreements, which will set out the Cap, terms and conditions of such services, upon request by the Company during the term of the Financial Services Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements.

      TERM OF THE FINANCIAL SERVICES AGREEMENT

            The Financial Services Agreement is for a fixed term of 3 years, commencing from the date of the agreement, and is renewable, subject to compliance with the requirements of the relevant Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term.

      CONSIDERATION AND PAYMENT TERMS

            The Company is not subject to any extra charges for depositing money with the Finance Company. For the other financial services provided by the Finance Company under the Financial Services Agreement, the Company is liable to pay the Finance Company the standard charging rates set by the PBOC. The PRC commercial banks also charge similar charging rates set by the PBOC.

            The Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Company and the Finance Company.

      THE CAP

            The Cap for the Provision of Deposit Service under the Financial Services Agreement is set at RMB1 billion per year, based on the past figures on deposit of money with the Finance Company, and on the estimated amount of money to be deposited with

                             LETTER FROM THE BOARD

      the Finance Company by the Company each year for the term of the Financial Services Agreement. The Company's deposit of money with the Finance Company was of the amount of RMB1,316,709,000, RMB877,499,000 and RMB346,357,000 as of 31 December, 2001, 31 December, 2002 and 31 December, 2003 respectively. The Company believes that the demand for air transportation will continue to increase following the growth trend in the aviation transportation market, thus the Company expects that it will substantially increase its deposits with the Finance Company for the next three years, as compared to the year ended 31 December, 2003 when the business of the Company was badly affected by the outbreak of severe acute respiratory syndrome. Taking into account the historical amount of the deposit of money with the Finance Company by the Company, the proposed Cap will sufficiently cover the proposed amount of the deposit of money with the Finance Company by the Company.

      REASONS AND BENEFITS OF THE FINANCIAL SERVICES AGREEMENT

            The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, to CSAHC and its subsidiaries. The first financial services agreement between the Company and the Finance Company was entered into on 22 May, 1997. As the transactions under the first financial services agreement constituted connected transactions of the Company, details of which had been disclosed in the annual reports of the Company. In order to comply with the new requirements under the Listing Rules, the Company and the Finance Company are now entering into the Financial Services Agreement so that the Finance Company could continue to provide deposit of money service and, subject to the execution of separate agreements with the Company and further compliance with the Listing Rules, other financial services to the Company.

            The Company usually receives interest on its money deposited with the Finance Company at rates which are more favourable than the benchmark interest rates set by the PBOC, usually in the range between the benchmark interest rates set by the PBOC and the inter-bank offer rates of interest. This arrangement allows the Company to achieve a more efficient use of its current capital, since the Company can enjoy better interest rates on depositing its current capital with the Finance Company than the benchmark rates of interest set by the PBOC that the PRC commercial banks can offer to the Company.

            Subject to the entering into of further separate agreements, the Company can borrow from the Finance Company at interest rates not higher than those set by the PBOC for similar loans. In addition, the Company is not precluded under the Financial Services Agreement to borrow money from other PRC commercial banks where the terms and conditions are favourable. The Company can also enjoy the convenience of other financial services at the rates of fees and commissions set by the PBOC, which are comparable to the rates charged by PRC commercial banks for similar services.

                             LETTER FROM THE BOARD

      IMPLICATIONS UNDER THE LISTING RULES

            As the Finance Company is a connected person of the Company under the Listing Rules, the Provision of Deposit Service constitutes a discloseable and non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and requires the Company to comply with the reporting and announcement requirement and the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules. The Board, including the independent non-executive Directors, believes that the terms of the Financial Services Agreement and the Provision of Deposit Service to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Listed Group and its shareholders as a whole.

            An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Financial Services Agreement and the Provision of Deposit Service. ICEA has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Financial Services Agreement and the Provision of Deposit Service.

            CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Financial Services Agreement and the Provision of Deposit Service which will be conducted by poll.

            The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the provision of loan facilities and other financial services by the Finance Company.

9.    RECOMMENDATIONS

      ICEA has been appointed to advise the Independent Board Committee and the Independent Shareholders on the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder. The Independent Board Committee, having taken into account the advice of ICEA, considers that the terms of the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder are fair and reasonable and are in the interests of the Listed Group and its shareholders as a whole. The Independent Board Committee also considers the On-going Connected Transactions to be in the ordinary course of business, on normal commercial terms and the respective maximum aggregate annual values to be fair and reasonable. That being the case, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM in respect of the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder.

10.   EGM

      Set out on pages 353 to 355 is a notice convening the EGM to be held at the headquarters of the Company at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the PRC on 31 December, 2004 at 9:00 am. If you are not able to attend and/or vote at the meeting, you are

                             LETTER FROM THE BOARD

strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

11.   ADDITIONAL INFORMATION

      Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders set out on pages 27 to 28 of this circular, the letter from ICEA to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Acquisition and the information set out in the appendices to this circular.

      The text of the letters and the valuation certificates issued by Chesterton in connection with its valuation are set out in Appendix VIII "Property Valuation". Since the parcels of lands and the number of buildings are too numerous, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 5.06 of the Listing Rules regarding the form of presentation in this circular of the valuation report on the following conditions:

      (1) the full valuation reports (which will be prepared in Chinese language only) in compliance with the requirements of Chapter 5 and Practice Note 12 of the Listing Rules will be available for public inspection; and

      (2) summary valuation reports prepared on the basis of the full valuation reports which (i) set out separately the interests in land and buildings according to the following groups, namely "Properties to be acquired by the Company from CSAHC", "Properties under construction to be acquired by the Company from CSAHC", "Properties to be rented by the Company from CSAHC", "Properties held by the Group in the PRC", "Properties held by the Group in Western Australia", "Properties held by the Group in the Netherlands", "Properties held under construction by the Group in the PRC", and "Properties rented by the Group"; (ii) for each of the above groups (except for "Properties to be rented by the Company from CSAHC" and "Properties rented by the Group") set out separately interests in land and buildings on the basis of the subsidiary or branch of CSAHC or the Listed Group at different locations where the buildings and lands are held.

                                                          By Order of the Board
                                                               YAN ZHI QING
                                                                 Director

                   LETTER FROM THE INDEPENDENT BOARD COMMITTEE

                           [LOGO] [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

           (a joint stock limited company incorporated in the People's
                    Republic of China with limited liability)

                                                               12 November, 2004

To the Independent Shareholders

Dear Sirs or Madams,

                        VERY SUBSTANTIAL ACQUISITION AND
                             CONNECTED TRANSACTIONS

      We refer to the circular issued by the Company to its shareholders dated 12 November, 2004 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires. The purpose of the Independent Board Committee is to advise you as to whether, in our opinion, the terms of the Sale and Purchase Agreement, Financial Services Agreement and the transactions contemplated thereunder are fair and reasonable so far as the Independent Shareholders are concerned and in the interest of the Company and its shareholders as a whole.

      ICEA has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the fairness and reasonableness of the terms of the Sale and Purchase Agreement, Financial Services Agreement and the transactions contemplated thereunder from a financial perspective. Details of ICEA's conclusion and advice, together with the principal factors and reasons considered in arriving at such conclusion and advice, are set out in its letter on pages 29 to 48 of the Circular. We urge you to read that letter carefully.

      As your Independent Board Committee, we have discussed with the management of the Company for the reasons for the Sale and Purchase Agreement, Financial Services Agreement and the transactions contemplated thereunder, and the basis upon which their terms have been determined. We have also taken into account the principal factors and reasons considered by ICEA regarding the Sale and Purchase Agreement, Financial Services Agreement and the transactions contemplated thereunder, and its conclusion and advice.

      The Independent Board Committee concurs with the view of ICEA that the terms of the Sale and Purchase Agreement, Financial Services Agreement and the transactions contemplated thereunder are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders as a whole. The Independent Board Committee also considers the Financial Services Agreement and the transactions contemplated thereunder to be in the ordinary course of business, on normal commercial terms and the

                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE

respective maximum aggregate annual values to be fair and reasonable. That being the case, we advise the Independent Shareholders to vote in favour of the ordinary resolutions to approve the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder at the EGM.

                                                      Yours faithfully,

                                               THE INDEPENDENT BOARD COMMITTEE

                                                          SIMON TO

                                                          PETER LOK

                                                        WEI MING HAI

                                                          WANG ZHI

                                                        SUI GUANG JUN

                                             Independent non-executive Directors

                                LETTER FROM ICEA

      The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders from ICEA regarding the Acquisition and the Provision of Deposit Service for the purpose of incorporation in this circular.

[ICEA LOGO]            ICEA CAPITAL LIMITED                         [CHINESE CHARACTERS]
A Subsidiary           42nd Floor, Jardine House,                   [CHINESE CHARACTERS]
of ICBC                1 Connaught Place, Central, Hong Kong        [CHINESE CHARACTERS]
[CHINESE CHARACTERS]   Tel:(852) 2231 8000                          [CHINESE CHARACTERS]:(852) 2231 8000
                       Fax:(852) 2525 0967                          [CHINESE CHARACTERS]:(852) 2525 0967

                                                               12 November, 2004

To the Independent Board Committee of
      China Southern Airlines Company Limited

Dear Sirs,

                        VERY SUBSTANTIAL ACQUISITION AND
                              CONNECTED TRANSACTION
                                       AND
                DISCLOSEABLE AND CONTINUING CONNECTED TRANSACTION

INTRODUCTION

      We refer to our engagement as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders with respect to the Acquisition and the Provision of Deposit Service. This letter has been prepared for inclusion in the circular dated 12 November, 2004 (the "Circular") issued to the Shareholders and capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

      The Company entered into the Sale and Purchase Agreement with CSAHC, Northern Airlines and Xinjiang Airlines on 12 November, 2004 and entered into the Financial Services Agreement with the Finance Company on 12 November, 2004. As at the Latest Practicable Date, CSAHC was interested in approximately 50.30% of the existing issued share capital of the Company. Accordingly, CSAHC is a controlling shareholder of the Company under the Listing Rules, and it and its associates (as defined in the Listing Rules) are regarded as connected persons of the Company under the Listing Rules. The Finance Company is owned as to 42% by CSAHC and is therefore regarded as a connected person of the Company under the Listing Rules. For details, please refer to the letter from the Board (the "Letter from the Board") set out in the Circular. Pursuant to the Listing Rules, the Acquisition constitutes both a very substantial acquisition and a connected transaction for the Company, which will be subject to, inter alia, the Independent Shareholders' approval at the EGM to be taken by poll. The Provision of Deposit Service constitutes a discloseable and non-exempt continuing connected transaction under the Listing Rules and requires compliance with the reporting and announcement requirement and the independent shareholders' approval requirement under the

                                LETTER FROM ICEA

Listing Rules. CSAHC, the controlling shareholder of the Company and its associates will abstain from voting at the EGM to be convened to approve the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder which will be conducted by poll. The Independent Board Committee has been formed to advise the Independent Shareholders on whether the terms and conditions of the Sale and Purchase Agreement and the Financial Services Agreement and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

      We, ICEA Capital Limited, have been retained as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Sale and Purchase Agreement and the Financial Services Agreement and the transactions contemplated thereunder, from a financial perspective, are fair and reasonable and in the interest of the Company as a whole so far as the Independent Shareholders are concerned.

      In formulating our opinion with regard to the Acquisition and the Provision of Deposit Service, we have reviewed, amongst other things, the Circular, the Sale and Purchase Agreement, the financial projections and the financial statements of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group, the Zhong Qi Hua Valuation Reports and the Financial Services Agreement. We considered information, given in writing and orally, by the Directors, the Company's financial adviser, and the management of the Company and the Target Group. We also reviewed such research studies and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and facts about the Acquisition and the Provision of Deposit Service supplied to us by the Company and have assumed that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are true, accurate, and complete in all material respects as of the date hereof and have relied upon them. We also assumed that all statements of intention of the Company's management or its Directors, as set forth in the Circular, will be implemented. With respect to any historical costs and financial statements, financial forecasts, estimates, working capital statements and projections relating to the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group and the Provision of Deposit Service, we have assumed that each was prepared on bases reflecting the best currently available information, views, and judgments of the historical and future financial revenues and expenses involved in the Business and Assets and the Provision of Deposit Service and may be relied upon by us in formulating our opinion. We have also assumed that each of the Sale and Purchase Agreement and the Financial Services Agreement, is enforceable against each of the parties thereto in accordance with its terms and that each of the parties will perform, and will be able to perform, its obligations thereunder, and as otherwise described in the Circular, in full when due.

      We have been advised by the Board that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the

                                LETTER FROM ICEA

Board. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the commercial viability or the future prospects of the Acquisition or the financial condition or future prospects of the Business and Assets or the Provision of Deposit Service or the Company. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for the effectiveness and implementation of the Acquisition and the Provision of Deposit Service have been or will be obtained without any adverse effect on the Business and Assets, the Company or the contemplated benefits to the Company.

      This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Acquisition and the Provision of Deposit Service and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

      ICEA is a deemed licensed corporation to carry out regulated activities of dealing in securities, advising on securities and corporate finance and asset management under the SFO. ICEA and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts.

PRINCIPAL FACTORS CONSIDERED

1. THE ACQUISITION

      In arriving at our opinion, we have taken into consideration the following principal factors and reasons. Our conclusions are based on the results of all the analyses taken as a whole.

      (a)   PRINCIPAL BUSINESS OF THE LISTED GROUP

            The Listed Group is one of the largest airlines in the PRC and is headquartered in Guangzhou with 12 operational bases in central and Southern China, offering regular flights on 248 domestic routes to over 69 cities in China, 18 routes to Hong Kong, and 45 international routes to 24 cities in East and Southeast Asia, Australia, North American and Europe, as of 30 June, 2004. However, due to the lack of operational bases, the Company is only capable of offering very limited flight services in Northern China and Northwestern China.

                              LETTER FROM ICEA

      (b)   CONSOLIDATION AND RESTRUCTURING TREND OF GLOBAL AVIATION INDUSTRY

            In recent years, the global aviation industry has experienced a period of consolidation and restructuring characterised by mergers and acquisitions of airlines within and across the regions. The principal rationale and objective of such wave of global consolidation and restructuring is to achieve economies of scale by merging the operations of different airlines, to reduce redundancies, and thus to enhance operating efficiencies of the airlines.

      (c)   CONSOLIDATION AND RESTRUCTURING OF AVIATION INDUSTRY IN THE PRC

            In the second half of 2000, the CAAC introduced a policy with the principle of restructuring of the PRC aviation industry on a voluntary basis under government directives and taking advantage of economies of scale. Under the policy, domestic airlines are encouraged to consolidate, centering around CSAHC, Air China Group and Eastern Air Group. On 27 April, 2001, the CAAC announced such consolidation and restructuring plan of the PRC aviation industry in details. On the same date, CSAHC informed the Company that in order to take advantage of economies of scale, the CSAHC voluntarily participates in the consolidation and restructuring plan of the PRC aviation industry under the government proposals.

            On 11 October, 2002, the consolidation and restructuring proposal of the PRC aviation industry was approved in principle by the State Council of the PRC. As a result, all the equity interest of Northern Airlines and Xinjiang Airlines were transferred to CSAHC. The Listed Group and CSAHC since then have been preparing for the injection of the Business and Assets into the Listed Group in order to achieve economies of scale and enhance the competitiveness of the core business of the Listed Group.

      (d)   REASONS FOR AND BENEFITS OF THE ACQUISITION

            We have considered the reasons for and benefits of the Acquisition as highlighted in the Letter from the Board and we have noted the following:

            - the Acquisition is in line with the global trend of consolidation and restructuring of the aviation industry;

            - the Acquisition is in line with the consolidation and restructuring strategy adopted by the Listed Group in light of the proposed consolidation and restructuring plans of the PRC aviation industry and the CSAHC;

            We concur with the Board's view that:

            - the Acquisition represents an attractive opportunity for the Listed Group to consolidate its strong market position as both Northern Airlines and Xinjiang Airlines are leading airlines in their respective operating regions;

                                LETTER FROM ICEA

            - the Acquisition will bring various benefits to the Listed Group, including broadening its flight network, enhancing its international air transportation business, increasing its fleet size and transportation capacity, enhancing its air ticket sales network; strengthening its marketing efforts; reducing its operating costs and boosting its overall efficiency; and

            - the Acquisition is in line with the non-competition undertaking granted by the CSAHC to the Company when the Company was listed on the Stock Exchange in 1997.

      (e)   PACKAGED DEAL

            We notice that the Business and Assets to be acquired consist of certain Airline Operations, assets and properties of Northern Airlines Group and Xinjiang Airlines Group, including aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets. As the Acquisition is a packaged deal, the Business and Assets cannot be divided up and the Company can only acquire the Business and Assets as a whole.

      (f)   BUSINESS AND ASSETS TO BE ACQUIRED AND THE DEBTS TO BE ASSUMED

            (a) The Business and Assets to be acquired consist of certain Airline Operations, assets and properties of Northern Airlines Group and Xinjiang Airlines Group, including aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets.

            (b) The Debts to be assumed consist of all indebtedness in the aggregate sum of RMB15,090,109,000 (equivalent to approximately HK$14,235,952,000) owed by Xinjiang Airlines Group or Northern Airlines Group in connection with their civil aviation business.

            Both Northern Airlines and Xinjiang Airlines are leading airlines in their respective operating regions offering passenger and cargo air transportation and other related services.

            Northern Airlines Group is headquartered in Shenyang with operational bases in Dalian, Changchun and Harbin. Northern Airlines Group's operating region is predominantly in Northeastern China. It is also the dominant Chinese airline serving flight routes to Korea and Japan due to the proximity of its operating region to those countries.

            Xinjiang Airlines Group is headquartered in Urumqi, with operational bases and operating region in the Xinjiang autonomous region. It also commands a strong market position on domestic routes between Xinjiang and other parts of China, and on international routes to Russia, the Middle East and West Asia.

                                LETTER FROM ICEA

            We summarise below the operating revenue, operating profit before interest, taxation, depreciation, amortization and rental under operating leases ("EBITDAR"), the operating profit/loss, and the net profit/loss of
      (i) the Airline Operations of Northern Airlines Group; and (ii) the Airline Operations of Xinjiang Airlines Group for each of the years in the three-year period ended 31 December, 2003 and the six-month period ended 30 June, 2004.

            (i)   The Airline Operations of Northern Airlines Group

                                                                                    FOR THE
                                                                                   SIX-MONTH
                                                                                     PERIOD
                                                                                     ENDED
                                       FOR THE YEARS ENDED 31 DECEMBER,             30 JUNE,
                                   -----------------------------------------        --------
                                     2001              2002           2003            2004
                                     (RMB              (RMB           (RMB            (RMB
                                   million)          million)       million)        million)
Operating revenue                     5,203             5,244          5,929           3,465
EBITDAR                                 588               403            635             863
Operating
 (loss)/profit                         (126)             (308)           (61)            369
Net (loss)/profit                      (502)           (1,141)        (1,234)            135

            (ii)  The Airline Operations of Xinjiang Airlines Group

                                                                                    FOR THE
                                                                                   SIX-MONTH
                                                                                     PERIOD
                                                                                     ENDED
                                        FOR THE YEARS ENDED 31 DECEMBER,            30 JUNE,
                                   -----------------------------------------        --------
                                     2001              2002           2003            2004
                                     (RMB              (RMB           (RMB            (RMB
                                   million)          million)       million)        million)
Operating revenue                     2,174             2,353          2,152           1,215
EBITDAR                                 778               821            568             303
Operating
 profit/(loss)                          269               197            (39)           (0.2)
Net profit/(loss)                        41                 3           (299)            (44)

            The Airline Operations of Northern Airlines Group

            Operating revenue

            For the year ended 31 December, 2002, the operating revenue of the Airline Operations of Northern Airlines Group was approximately RMB5,244 million

                                LETTER FROM ICEA

      (equivalent to approximately HK$4,947 million), an increase of approximately RMB41 million (equivalent to approximately HK$39 million) from 2001. The increase was primarily due to the increase in cargo and mail revenue driven by the increase in overall yield per RFTK resulting from the suspension of certain routes with low yield in the year.

            For the year ended 31 December, 2003, the operating revenue of the Airline Operations of Northern Airlines Group was approximately RMB5,929 million (equivalent to approximately HK$5,593 million), an increase of approximately RMB685 million (equivalent to approximately HK$646 million) from 2002. The increase was primarily due to the increase in passenger revenue resulting from increase in traffic volume and passenger yield in the year. The increase in traffic volume was the result of rescheduling of certain major routes in October 2002 while the increase in passenger yield was mainly due to the exemption of the CAAC infrastructure fund and sales tax during the period from 1 May, 2003 to 31 December, 2003.

            For the six-month period ended 30 June, 2004, the operating revenue of the Airline Operations of Northern Airlines Group was approximately RMB3,465 million (equivalent to approximately HK$3,269 million).

      EBITDAR

            For the year ended 31 December, 2002, the EBITDAR of the Airline Operations of Northern Airlines Group was approximately RMB403 million (equivalent to approximately HK$380 million), a decrease of approximately RMB185 million (equivalent to approximately HK$175 million) from 2001. The decrease was primarily due to the increase in operating expenses resulting from increase in landing and navigation fees and repair and maintenance.

            For the year ended 31 December, 2003, the EBITDAR of the Airline Operations of Northern Airlines Group was approximately RMB635 million (equivalent to approximately HK$599 million), an increase of approximately RMB232 million (equivalent to approximately HK$219 million) from 2002. The increase was mainly due to the increase in operating revenue outweighing the operating expenses in the year.

            For the six-month period ended 30 June, 2004, the EBITDAR of the Airline Operations of Northern Airlines Group was approximately RMB863 million (equivalent to approximately HK$814 million).

      Operating profit/loss

            As there were no significant changes in the depreciation and amortisation expenses, as a result of the reasons mentioned in the analysis of operating revenue and EBITDAR above, for each of the years in the three-year period ended 31

                                LETTER FROM ICEA

      December, 2003, the operating loss of the Airline Operations of Northern Airlines Group were approximately RMB126 million (equivalent to approximately HK$119 million), approximately RMB308 million (equivalent to approximately HK$291 million) and approximately RMB61 million (equivalent to approximately HK$58 million) respectively.

            For the six-month period ended 30 June, 2004, the Airline Operations of Northern Airlines Group had an operating profit of approximately RMB369 million (equivalent to approximately HK$348 million).

      The Airline Operations of Xinjiang Airlines Group

      Operating revenue

            For the year ended 31 December, 2002, the operating revenue of the Airline Operations of Xinjiang Airlines Group was approximately RMB2,353 million (equivalent to approximately HK$2,220 million), an increase of approximately RMB179 million (equivalent to approximately HK$169 million) from 2001. The increase was mainly due to the increase in passenger revenue driven by an increase in traffic volume.

            For the year ended 31 December, 2003, the operating revenue of the Airline Operations of Xinjiang Airlines Group was approximately RMB2,152 million (equivalent to approximately HK$2,030 million), a decrease of approximately RMB201 million (equivalent to approximately HK$190 million). The decrease was primarily due to the decrease in passenger revenue resulting from a decrease in passenger yield.

            For the six-month period ended 30 June, 2004, the operating revenue of the Airline Operations of Xinjiang Airlines Group was approximately RMB1,215 million (equivalent to approximately HK$1,146 million).

      EBITDAR

            For the year ended 31 December, 2002, the EBITDAR of the Airline Operations of Xinjiang Airlines Group was approximately RMB821 million (equivalent to approximately HK$775 million), an increase of approximately RMB43 million (equivalent to approximately HK$41 million) from 2001. The increase was mainly due to the increase in operating revenue outweighing the increase in operating expenses.

            For the year ended 31 December, 2003, the EBITDAR of the Airline Operations of Xinjiang Airlines Group was approximately RMB568 million (equivalent to approximately HK$536 million), a decrease of approximately RMB253 million (equivalent to approximately HK$239 million) from 2002. The

                                LETTER FROM ICEA

      decrease was primarily due to increase in maintenance expenses resulting from increase in utilisation rates of aircraft and increase in aircraft and traffic servicing expenses as a result of increase in the charge rate for domestic landing and navigation fees effective September 2002.

            For the six-month period ended 30 June, 2004, the EBITDAR of the Airline Operations of Xinjiang Airlines Group was approximately RMB303 million (equivalent to approximately HK$286 million).

      Operating profit/loss

            For the year ended 31 December, 2002, the operating profit of the Airline Operations of Xinjiang Airlines Group was approximately RMB197 million (equivalent to approximately HK$186 million), a decrease of approximately RMB72 million (equivalent to approximately HK$68 million) from 2001. The decrease was mainly due to the increase of depreciation and amortisation expenses as a result of addition of one Boeing 757-200 aircraft and two 757-200 jet engines during 2002 and the impairment loss recognised on aircraft and other flight equipment.

            As there was no significant changes in the depreciation and amortisation expenses for the year ended 31 December, 2003, as a result of the reasons mentioned in the analysis of EBITDAR above, for the year ended 31 December, 2003, the operating loss of the Airline Operations of Xinjiang Airlines Group was approximately RMB39 million (equivalent to approximately HK$37 million) as oppose to operating profit of approximately RMB197 million (equivalent to approximately HK$186 million) in 2002.

            For the six-month period ended 30 June, 2004, the operating loss of the Airline Operations of Xinjiang Airlines Group was approximately RMB0.20 million (equivalent to approximately HK$0.19 million).

      In addition, certain prospective financial information in respect of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group for the year ending 31 December, 2004 has been prepared by the Target Group. Based on the assumptions set out in Appendix VI to the Circular and in the absence of unforeseen circumstances, the Board believes that the combined profit after taxation and minority interests but before the extraordinary items for the year ending 31 December, 2004 under IFRS is unlikely to be less than RMB148 million (equivalent to approximately HK$140 million). The Company and the Target Group are not currently aware of any extraordinary items which have arisen or are likely to arise in respect of the year ending 31 December, 2004 which would affect the prospective financial information prepared.

                              LETTER FROM ICEA

      (g)   FINANCIAL POSITION OF THE AIRLINE OPERATIONS OF THE TARGET GROUP

            The table below sets forth the financial position of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group for the year ended 31 December, 2003 and the six-month period ended 30 June, 2004:

                                            NORTHERN AIRLINES GROUP              XINJIANG AIRLINES GROUP
                                            -----------------------              -----------------------
                                                           FOR THE SIX-                       FOR THE SIX-
                                         FOR THE YEAR      MONTH PERIOD       FOR THE YEAR    MONTH PERIOD
                                                ENDED          ENDED 30              ENDED        ENDED 30
                                         31 DECEMBER,             JUNE,       31 DECEMBER,           JUNE,
                                                 2003              2004               2003            2004
                                        (RMB million)     (RMB million)      (RMB million)   (RMB million)
Net current liabilities                         1,442             1,631              1,072           1,251
Net assets                                        821               956                929             885
Net cash flow from operating
  activities                                      540               222                296              70

            As revealed from the table above, both the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group had net current liabilities position but positive net assets value as at 30 June, 2004. We note that due to the capital intensive nature of aviation industry, it is not unusual for aviation companies to have net current liabilities position. We have also reviewed the working capital statements of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group for the eighteen months ending 31 December, 2005 which have been prepared by the Company. We concur with the Board's view that the Airline Operations of the Target Group would have sufficient operating cash flow to support its operations.

      (h)   BASIS OF THE CONSIDERATION

            The Sale and Purchase Agreement was entered into after arm's length negotiations between the Company and the Vendors, and the provisional amount of the consideration of the Acquisition, and of the Debts to be assumed under the Sale and Purchase Agreement are set at RMB16,912,244,600 (equivalent to approximately HK$15,954,948,000) and RMB15,090,109,000 (equivalent to approximately HK$14,235,952,000) respectively. The amounts are arrived at after arm's length negotiations between the Company and the Vendors, with reference to the valuation of the Business and Assets, and the Debts set out in the Zhong Qi Hua Valuation Reports.

            The Zhong Qi Hua Valuation Reports value the Business and Assets at RMB16,912,244,600 (equivalent to approximately HK$15,954,948,000), and the Debts at RMB15,090,109,000 (equivalent to approximately HK$14,235,952,000) respectively, as at 31 December, 2003 which is equivalent to the provisional amount of the consideration of the Acquisition, and of the Debt to be assumed under the Sale and Purchase Agreement respectively.

                              LETTER FROM ICEA

            We have reviewed the Zhong Qi Hua Valuation Reports, we consider the valuation methodologies used in appraising the Business and Assets, and the Debts are fair and reasonable.

            The provisional amount of the consideration of the Acquisition, and of the Debts to be assumed by the Company will be subject to adjustment and finalisation based on the book value of the Business and Assets, and of the Debts as of the Effective Date, as determined in the financial statements on the Business and Assets of the Target Group prepared in accordance with the PRC Accounting Rules and Regulations and audited by KPMG Huazhen. A portion of the final adjusted consideration of the Acquisition will be settled by way of assumption of the final adjusted Debts, with the remaining balance to be payable by the Company to the bank account designated by the Vendors in cash.

      (i)   FINANCING OF THE ACQUISITION

            Under the Sale and Purchase Agreement, the provisional amount of the consideration of the Acquisition, and of the Debts to be assumed under the Sale and Purchase Agreement are set at RMB16,912,244,600 (equivalent to approximately HK$15,954,948,000) and RMB15,090,109,000 (equivalent to approximately HK$14,235,952,000) respectively. The remaining balance of approximately RMB1,822,135,600 (equivalent to approximately HK$1,718,996,000), subject to adjustment, is to be payable by the Company to the Vendors in cash. We understand from the Company that in determining the payment method, the major portion of the consideration to be satisfied through the assumption of Debts with the remaining to be settled in cash, it took into consideration the current and future cash requirements of the Listed Group and the Target Group. The Board believes that such arrangement should not cause material negative impact to the Group's business operations. The Company confirmed that it has sufficient internal resources to fund the cash payment for the Acquisition without a material negative impact on its ongoing operations and capital expenditure requirements. As at 30 June, 2004, the Listed Group had cash and cash equivalents of approximately RMB2,932 million (equivalent to approximately HK$2,766 million). The Company further confirmed that it has sufficient internal and external financial resources for its ongoing operations and capital expenditure requirements.

            Based on the above, we consider that the terms for the financing of the Acquisition are fair and reasonable from a financial point of view, insofar as the Independent Shareholders are concerned.

      (j)   VALUATION OF THE BUSINESS AND ASSETS

            For aviation companies, due to the heavy capital investment in aircraft, their profitability will, to a large extent be distorted by the policy and the amount of depreciation and amortization of aircraft. Further, the methods and terms of financing for aircraft will also significantly affect the operating performance of an aviation company. Due to the specific nature of aviation industry, in order to fairly compare the operating profitability (without being distorted by depreciation, amortization and financing terms) of the Target Group with those of other comparable aviation companies in the market, in

                                LETTER FROM ICEA

      addition to price/earning ratio ("PER") analysis, we have made reference to another commonly used market valuation benchmark for aviation companies, the EV/EBITDAR factor, being the quotient of the enterprise value ("EV") divided by the operating profit before interest, taxation, depreciation, amortization and rental under the operating leases ("EBITDAR") in assessing the valuation of the Target Group. EV is defined as the sum of the equity value of a company plus its total debt minus its cash balances.

            The total amount of consideration for the Acquisition of RMB16,912,244,600 (equivalent to approximately HK$15,954,948,000) implies an EV for the Target Group of approximately RMB16,390,513,600) (equivalent to approximately HK$15,462,833,000) being the total amount of consideration for the Acquisition minus the combined cash and cash equivalents of the Target Group of approximately RMB521,731,000 (equivalent to approximately HK$492,115,000).

            Set out below is the summary of the PER as well as the EV/EBITDAR factor of 15 listed aviation comparables in the Asia Pacific region (the "Aviation Comparables") (including five listed aviation comparables in the PRC (the "PRC Aviation Comparables")) and the Target Group:

NAME OF AVIATION COMPARABLE                                            ESTIMATE PER(1)          EV/EBITDAR(2)
---------------------------                                            ---------------          -------------
Air New Zealand Limited                                                         9.24                  2.00
All Nippon Airways Co., Ltd.                                                   35.79                  9.50
Cathay Pacific Airways Ltd.                                                    11.90                  9.98
China Airlines                                                                 15.60                 11.38
China Eastern Airlines Corporation Limited(4)                                  11.88                 10.68
China National Aviation Company Limited(4)                                     17.29                 22.71
China Southern Airlines Company Limited(4)                                     20.27                  8.43
Hainan Airlines Company Limited(4)                                             23.86                 22.65
Japan Airlines Corporation                                                     23.61                 27.01
Korean Air Lines Co. Ltd.                                                      14.53                  5.41
Malaysian Airline System Berhad                                                15.76                  5.45
Qantas Airways Limited                                                          8.75                  5.22
Shanghai Airlines Co., Ltd.(4)                                                 25.84                  0.02
Singapore Airlines Ltd.                                                        12.44                  6.18
Thai Airways International Public Company
  Limited                                                                       7.92                  3.87
Range for Aviation Comparables(3)                                         8.75-25.84            2.00-22.71
Average for Aviation Comparables(3)                                            16.23                  9.50
Range for PRC Aviation Comparables(3)                                    17.29-23.86            8.43-22.65
Average for PRC Aviation Comparables(3)                                        20.47                 13.92
Target Group(5)                                                                12.31                 13.63

                                LETTER FROM ICEA

            (1) Based on consensus brokers' estimates on the forth coming financial year (source: Bloomberg).

            (2) Calculated based on the latest audited results announced by Aviation Comparables and their respective closing share prices as at 10 November, 2004.

            (3)   Excluding the highest and lowest valuations.

            (4)   PRC Aviation Comparable.

            (5) Calculated based on the forecasted combined profit after taxation and minority interests but before the extraordinary items of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group for the year ending 31 December, 2004 under IFRS of RMB148 million.

            Based on the market comparables statistics, we note that the consideration for the Acquisition is within the range of the valuation of Aviation Comparables and slightly below the average of the valuation of PRC Aviation Comparables. On these bases, we consider the acquisition price is fair and reasonable so far as the Company and the Independent Shareholders are concerned.

      (k) PRO FORMA EFFECTS TO THE COMPANY

            We have conducted various analyses on the potential financial effects of the Acquisition on the Listed Group, which were extracted from or prepared based on the accountants' report of the Listed Group and unaudited pro forma financial information of the Listed Group and the Target Group (collectively the "Combined Group") as set out in Appendix V to the Circular.

            (i)   Earnings

                  The pro forma earnings per share of the Combined Group for the six-month period ended 30 June, 2004, would be approximately RMB0.08 (equivalent to approximately HK$0.08), which is approximately 36% higher than the actual earnings per share of the Listed Group for the same period.

                  Based on our discussion with the Directors and certain
            prospective financial information in respect of the Airline Operations of the Target Group for the year ending 31 December, 2004 prepared by the Company and the Target Group, we understand that the combined profit after taxation and minority interests but before the extraordinary items for the year ending 31 December, 2004 under IFRS is unlikely to be less than RMB148 million (equivalent to approximately HK$140 million). Assuming the consideration of the Acquisition is RMB1,897 million (equivalent to approximately HK$1,790 million) (which represents the aggregate amount of the net assets value of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group as at 30 June, 2004 prepared under PRC Accounting Rules and Regulations) which will be satisfied by short term U.S. dollar bank loans amounting to RMB1,000 million (equivalent to approximately HK$943 million) and cash of RMB897 million (equivalent to

                                LETTER FROM ICEA

            approximately HK$846 million) and the Acquisition had taken place on 1 January, 2004, the annual interest expense arising from short term U.S. dollar bank loans bearing interest at 2.17% per annum would amount to approximately RMB21,700,000 (equivalent to approximately HK$20,472,000) and the reduction in the annual interest income of the cash consideration of RMB897 million (equivalent to approximately HK$846 million) to be taken from the internal resources depositing in certain PRC banks enjoying 0.72% deposit rate per annum would amount to RMB6,458,000 (equivalent to approximately HK$6,093,000). Taking into account the increase in interest expense and the reduction in interest income as a result of the Acquisition, the earnings of the Listed Group would increase by approximately RMB120 million (equivalent to approximately HK$113 million) for the year ending 31 December, 2004.

            (ii)  Gearing

                  The pro forma total debt (including obligations under finance lease) of the Combined Group would be approximately RMB34,974 million (equivalent to approximately HK$32,995 million) as at 30 June, 2004, representing an increase of approximately 57.97% from the total debt of approximately RMB22,139 million (equivalent to approximately HK$20,886 million) of the Listed Group at the same date. The pro forma net debt (total debt less cash and cash equivalents) of the Combined Group would increase to approximately RMB32,417 million (equivalent to approximately HK$30,582 million) from RMB19,207 (equivalent to approximately HK$18,120 million) for the Listed Group as of 30 June, 2004. The pro forma ratio of the Combined Group's net debt to total shareholders' equity would be approximately 267% as at 30 June, 2004, compared to approximately 158% for the Listed Group as at the same date. On a pro forma basis, the total debt to total capitalisation ratio would increase from 65% for the Listed Group to approximately 74% for the Combined Group. The increase in gearing ratio mainly results from the increase in borrowings following the assumption of Debts by the Company. We consider that the substantial increase in gearing ratio not only will increase the overall financial risk of the Group but also increase the financial burden and future financing costs of the Group.

            (iii) Working capital

                  It is noted that the provisional amount of the consideration is set at approximately RMB16,912 million (equivalent to approximately HK$15,955 million), of which approximately RMB15,090 million (equivalent to approximately HK$14,236 million) will be settled by way of assumption of debt and the remaining balance of approximately RMB1,822 million (equivalent to approximately HK$1,719 million) will be financed by short term U.S. dollar bank loans amounting to RMB1,000 million, and the internal resources of the Listed Group. We understand from the Directors that having taken into account the existing cash and bank balance position of the Listed Group, the operating cash flow of the Combined Group, the

                                LETTER FROM ICEA

            estimated capital expenditure of the Listed Group in the near future and the banking facilities available to the Listed Group, the Directors consider that the Acquisition would not have a material adverse impact on the normal operations of the Listed Group. We also note that as at 30 June, 2004, the Listed Group had cash and bank balances of approximately RMB2,932 million (equivalent to approximately HK$2,766 million) and had total available banking facilities of approximately RMB13,300 million (equivalent to approximately HK$12,500 million). We have also reviewed the working capital statements of the Listed Group, Northern Airlines Group and Xinjiang Airlines Group, respectively for the eighteen months ending 31 December, 2005, we concur with the Board's view that the Combined Group would have sufficient cash flow to support its operations and the Acquisition will not have a material adverse impact on the normal operations of the Listed Group.

2. PROVISION OF DEPOSIT SERVICE

      In arriving at our opinion, we have considered, inter alia, the following principal factors and reasons:

      (a)   FINANCIAL SERVICES AGREEMENT

            Pursuant to the Financial Services Agreement, the Listed Group will from time to time utilise the financial services available from the Financial Company. Such financial services include:

            (1) Accept deposit of money from the Company at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain banks including Bank of Agriculture, Bank of Communications, China Construction Bank and Industrial and Commercial Bank of China.

            (2) Make loans to the Company subject to the entering into of separate loan agreements, which will set out the Cap, terms and conditions of the loans, upon application by the Company during the term of the Financial Services Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the Company must not exceed the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Company).

            (3) Provide credit facilities, financial guarantees, credit references, and other financial services subject to the entering into of separate agreements, which will set out the Cap, terms and conditions of such services, upon request by the Company during the term of the Financial Services Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements.

                                LETTER FROM ICEA

            The Financial Services Agreement is for a fixed term of three years, commencing from the date of the agreement, and is renewable, subject to compliance with the requirements of the relevant Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term. Upon the renewal of the Financial Services Agreement, the Company will comply with all applicable discloseable and connected transactions requirement of the Listing Rules, including the Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

            The Company is not subject to any extra charges for depositing money with the Finance Company. For the other financial services provided by the Finance Company under the Financial Services Agreement, the Company is liable to pay the Finance Company the standard charging rates set by the PBOC. The PRC commercial banks also charge similar charging rates set by the PBOC.

            The Company will make payment of such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Company and the Finance Company.

      (b)   INFORMATION RELATING TO THE FINANCE COMPANY

            The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, to CSAHC and its subsidiaries. The operations of the Finance Company are subject to the on-going supervision of the PBOC. The registered capital of the Finance Company is RMB424,329,500.

      (c) DISCLOSEABLE AND CONTINUING CONNECTED TRANSACTION WITH THE FINANCE COMPANY

            CSAHC is the controlling shareholder of the Company with a beneficial interest of approximately 50.30% of the existing issued share capital of the Company as at the Latest Practicable Date.

            The Finance Company, a subsidiary of CSAHC which is owned as to 42% by CSAHC, 32% by the Company and 26% in aggregate by five subsidiaries of the Company, and is a connected person of the Company under the Listing Rules. Accordingly, the transactions with the Finance Company contemplated under the Financial Services Agreement constitute continuing connected transactions under the Listing Rules, and are subject to the approval of the Independent Shareholders.

                                LETTER FROM ICEA

      (d)   REASONS FOR AND BENEFITS OF THE PROVISION OF DEPOSIT SERVICE

            The pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the charges by the Finance Company for its services to the Company is comparable to those charged by PRC banks for similar services.

            The Company usually receives interest on its money deposited with the Finance Company at rates which are more favourable than the benchmark interest rates set by the PBOC, usually in the range between the benchmark interest rates set by the PBOC and the inter-bank offer rates of interest. This arrangement allows the Company to achieve a more efficient use of its current capital, since the Company can enjoy better interest rates on depositing its current capital with the Finance Company than the benchmark rates of interest set by the PBOC that the PRC commercial banks can offer to the Company.

            Subject to the entering into of further separate agreements, the Company can borrow from the Finance Company at interest rates not higher than those set by the PBOC for similar loans.

            We have reviewed the Financial Services Agreement and we understand that it does not preclude the Company from choosing similar services provided by other commercial banks in the PRC where terms and conditions offered by other commercial banks are more favourable to the Company than those offered by the Finance Company. The Financial Services Agreement also provides that the Finance Company will provide relevant services to the Company on normal commercial terms, and on terms no less favourable than those available to the Company from independent third parties.

            Based on the above analysis, we are of the view that the terms of the Financial Services Agreement are fair and reasonable.

                                LETTER FROM ICEA

      (e)   CAP FOR THE PROVISION OF DEPOSIT SERVICE

            Set out below is a summary of the Cap for the deposit of money by the Company with the Finance Company from time to time under the Financial Services Agreement during the term of the Financial Services Agreement and the basis of determination of the Cap:

PROVISION OF                                                     BASIS OF DETERMINATION
DEPOSIT SERVICE                          CAP                     OF THE CAP
---------------                          ---                     ----------
The Cap for the deposit of               RMB1 billion            The Cap was determined
money with the Finance                                           based on past figures on
Company from time to time                                        deposit of money with the
during the term of the                                           Finance Company, and on
Financial Services Agreement                                     the estimated amount of
                                                                 money to be deposited
                                                                 with the Finance Company
                                                                 by the Company each year
                                                                 for the term of the
                                                                 Financial Services
                                                                 Agreement.

                                                                 As at 31 December, 2001,
                                                                 2002 and 2003, the
                                                                 Company had deposits
                                                                 placed with the Finance
                                                                 Company amounted to
                                                                 approximately 1.32
                                                                 billion, approximately
                                                                 0.88 billion and
                                                                 approximately 0.35
                                                                 billion.

            We are given to understand that the low deposit of money by the Company with the Finance Company as at 31 December, 2003 was mainly due to material adverse impact caused by the outbreak of severe acute respiratory syndrome on the business operations of the Company during the first half of 2003.

            We are of the view that the Cap for the deposit of money by the Company with the Finance Company which is determined based on the past figures on deposit of money with the Finance Company, and on the estimated amount of money to be deposited with the Finance Company by the Company each year for the term of the Financial Services Agreement to be fair and reasonable.

SUMMARY

      Having considered the above principal factors and reasons, we draw your attention to the following key factors in arriving at our opinion:

      (a) the Acquisition represents an attractive opportunity for the Listed Group to consolidate its strong market position as both Northern Airlines and Xinjiang Airlines are leading airlines in their respective operating regions;

                                LETTER FROM ICEA

     (b) the Board's representation that the terms of the Sale and Purchase Agreement and the Financial Services Agreement were negotiated on an arm's length basis;

     (c) the provisional amount of the consideration of the Acquisition was determined based on the valuation of the Business and Assets, and the Debts set out in the Zhong Qi Hua Valuation Reports and will be subject to adjustment and finalisation based on the book value of the Business and Assets, and of the Debts as of the Effective Date;

     (d) the consideration for the Acquisition is within the range of the valuation of Aviation Comparables and slightly below the average of the valuation of PRC Aviation Comparables;

     (e) notwithstanding the gearing level of the Listed Group would be increased substantially and the financial burden of the Company would be increased as a result of the Acquisition, the Acquisition will bring various benefits to the Listed Group, including broadening its flight network, enhancing its international air transportation business, increasing its fleet size and transportation capacity, enhancing its air ticket sales network; strengthening its marketing efforts; reducing its operating costs and boosting its overall efficiency, which we consider is beneficial to the Group in the long run;

     (f) the representations made by the Directors that the Provision of Deposit Service have been and will continue to be conducted in the ordinary and usual course of business, on normal commercial terms, and the terms have been determined after arm's length negotiation between the parties;

     (g) the waiver from strict compliance with the Listing Rules with respect to the Provision of Deposit Service will be subject to the satisfaction of various conditions, including that: (i) the transactions have been approved by the Independent Shareholders; (ii) the transactions will be entered into in the ordinary and usual course of business and on normal commercial terms that are fair and reasonable in so far as the Independent Shareholders are concerned;
           (iii) the Company shall disclose in its annual reports sufficient details of the transactions; (iv) the independent non-executive Directors of the Company review the transactions annually; (v) the Company's auditors review the transactions annually; and (vi) the value of Provision of Deposit Service does not exceed RMB1 billion; and

     (h) the Stock Exchange has indicated that if the value of the Provision of Deposit Service exceeds RMB1 billion or if any of the terms of the Financial Services Agreement, or the nature of the Provision of Deposit Service is altered or if the Company entered into any new agreements with connected persons in the future, the Company will need to comply fully with all the relevant provisions of Chapter 14A of the Listing Rules.

                                LETTER FROM ICEA

RECOMMENDATION

      Having considered the above principal factors and reasons and the terms of the Sale and Purchase Agreement and the Financial Services Agreement, we consider that the terms of the Acquisition and the Provision of Deposit Service, from a financial perspective, to be fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company as a whole. We urge the Independent Shareholders to note that as a result of the Acquisition, the gearing level of the Group would be increased substantially, which could have an adverse impact on the financial position of the Group as well as short term share price performance of the Company. However, as the Acquisition will bring various benefits to the Listed Group as mentioned in the Letter from the Board, we consider the Acquisition is beneficial to the Listed Group in the long run. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of ordinary resolutions numbered 1 and 6 as detailed in the notice of the EGM set out at the end of the Circular.

                                                             Yours faithfully,
                                                            For and on behalf of
                                                            ICEA CAPITAL LIMITED
                                                                GARY S K SIK
                                                             Managing Director

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

(1) INDUSTRY BACKGROUND

      The civil aviation industry in China has experienced rapid growth over the past decade. According to the National Bureau of Statistics of China, annual passenger number grew from 17 million in 1990 to 88 million in 2003, with a compound annual growth rate of approximately 14%. Air cargo volume also grew from 370 thousand tonnes in 1990 to 2 million tonnes in 2003, with a compound annual growth rate of approximately 15%. The total number of China's aviation routes also increased from 437 in 1990 to 1,176 by the end of 2003.

      PASSENGER AND FREIGHT VOLUME CARRIED BY CHINESE AIRLINES (1990-2003)

[BAR CHARTS]

Passenger turnover(million)

1990-2003

1990            16.0
1991            21.8
1992            28.9
1993            33.8
1994            40.4
1995            51.2
1996            55.6
1997            56.3
1998            57.6
1999            60.9
2000            67.2
2001            75.2
2002            85.9
2003            87.6

Cargo turnover('000 tonnes)

1990-2003

1990            370
1991            452
1992            575
1993            694
1994            829
1995          1,011
1996          1,150
1997          1,247
1998          1,401
1999          1,700
2000          1,967
2001          1,710
2002          2,021
2003          2,190

Source: China Statistical Yearbook 2003

      Despite rapid growth both in the passenger and cargo sectors, China's aviation market remains underdeveloped by global standards. Per capita passenger air trip numbers remain low relative to the more developed international markets.

                  AIR TRANSPORT CAPACITY FOR SELECTED COUNTRIES

[BAR CHARTS]

ATK (mm tonne km)

United States            123,283
Japan                     22,469
United Kingdom            20,022
Germany                   19,156
China                     16,200
France                    15,592
Singapore                 14,140
South Korea               13,859
Netherlands               11,294
Australia                  9,507

ATK (tonne km per capita)

Singapore               3,401
Netherlands               702
Australia                 484
United States             429
United Kingdom            333
South Korea               291
France                    260
Germany                   233
Japan                     177
China                      13

Source: China Statistics for Civil Aviation 2003, EIU

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

      Since the early 1990's, the Chinese government has begun to separate its function as regulator of the PRC civil aviation industry from its business management role at the major state-owned PRC airlines. As a result, CAAC ceased its participation in airline operations but still continues to exercise authority as the PRC civil aviation industry regulator. CAAC's regulatory roles include developing rules and regulations for the PRC civil aviation industry, directing the restructuring of the PRC airlines, enforcing flight safety rules and standards, managing air traffic, regulating air ticket prices, and overseeing aviation negotiations with foreign parties.

      During the restructuring of the PRC airlines in 2002, the airlines previously under the control of CAAC were reorganized under three holding company groups. These three holding company groups were: (i) China National Aviation Holding Company including Air China Limited, China National Aviation Corporation, and China Southwest Airlines with main bases in Beijing, Hangzhou, and Chengdu; (ii) China Eastern Air Holding Company consisting of China Eastern Airlines Corporation Limited, China Eastern Yunnan Airlines, and China Eastern Northwest Airlines with main bases in Shanghai, Kunming, and Xian; and (iii) CSAHC, the largest of the three holding companies, comprising the Company, Northern Airlines, and Xinjiang Airlines, with main bases in Guangzhou, Shenyang, and Urumqi.

      Despite strong growth during the 1990's, PRC civil aviation industry suffered from the significant negative effects arising from the 911 attacks in 2001 and the outbreak of Severe Acute Respiratory Syndrome in early 2003. These negative effects included lower revenue from reduced passenger and cargo traffic and higher operating costs due to the increased cost of aviation insurance and the heightened security and health precautions. Traffic volumes have been recovering since Severe Acute Respiratory Syndrome was brought under control in July 2003.

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

      In the post Severe Acute Respiratory Syndrome period, PRC civil aviation industry demonstrated strong growth on the back of solid economic expansion and a significant increase in commercial and leisure travel activities. On a year-to-August basis, 2004 is the strongest year for China's airlines with record turnover in both passenger and freight transportation.

                           PASSENGER VOLUME (MILLION)

PASSENGER VOLUME (MILLION)

                                  [LINE GRAPH]

                              [PLOT POINTS TO COME]

Source: CEIC

                     REVENUE PASSENGER KILOMETRES (MILLION)

REVENUE PASSENGER KILOMETRES (MILLION)

                                  [LINE GRAPH]

                              [PLOT POINTS TO COME]

Source: CEIC

                            FREIGHT CARRIED (MILLION TONNES)

                                  [LINE GRAPH]
                             [PLOT POINTS TO COME]

FREIGHT CARRIED (MILLION )

Source: CEIC

As shown in the above charts, in the first eight months of 2004, passenger turnover and RPKs (a measurement for distance that passengers travel), reached a record of 80 million and 117 billion respectively compared to the same period of the previous years. In the same period, cargo turnover also surpassed historical levels, reaching 1.74 million tonnes.

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

(2) OVERVIEW OF THE TARGET GROUP

      Northern Airlines was established on 19 October, 1990 following its separation from the Shenyang Bureau of the CAAC. Xinjiang Airlines, which began operations on 1 January, 1985, was formally separated in 2001 from the Urumqi Regional Bureau of the CAAC.

      As part of the restructuring initiative of the PRC civil aviation industry in late 2002, Southern Airlines (Group), Northern Airlines and Xinjiang Airlines were restructured and consolidated into CSAHC.

      Both Northern Airlines Group and Xinjiang Airlines Group are the leading airlines in their respective regions, offering passenger and cargo air transportation and other related services.

      (a) KEY OPERATING DATA

            Passenger and cargo air transportation are Northern Airlines Group's principal businesses. However, due to its lack of freight aircraft, Northern Airlines Group relies heavily on its passenger air transportation business. In 2003, revenues generated from passenger air transportation business accounted for approximately 93% of the total revenues while those from cargo services accounted for approximately 7%. Northern Airlines Group also provides aircraft maintenance and repair, and other aviation related services.

            In the past three and a half years, Northern Airlines Group's passenger air transportation business continued to improve with overall passenger load factor increasing from 60% for 2001 to 67% for the first six months of 2004 and passenger yield per RPK rising from RMB0.58 for 2001 to RMB0.61 for the first six months of 2004. The cargo transportation business also showed material improvement with cargo yield per RFTK increasing 12% from RMB1.90 for year 2001 to RMB2.13 for the first six months of 2004. Key operating benchmarks of Northern Airlines Group from 2001 to the first half of 2004 are summarized as follows:

               NORTHERN AIRLINES GROUP'S KEY OPERATING BENCHMARKS

                                                        FIRST SIX
                                                          MONTHS
                                                          ENDED
                                                         30 JUNE,
                                                           2004        2003          2002      2001
                                                        ---------      -----         -----     -----
PASSENGER TRAFFIC (RPK) (million)
Domestic                                                  4,652        8,234         7,800     6,914
International                                               538          913           986     1,334
                                                        -------        -----         -----     -----
Total                                                     5,190        9,147         8,786     8,248
                                                        =======        =====         =====     =====

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

                                                       FIRST SIX
                                                        MONTHS
                                                         ENDED
                                                       30 JUNE,
                                                         2004         2003          2002       2001
                                                       ---------     ------        ------     ------
REVENUE TONNE KILOMETRES (RTK)
  (million)
Domestic                                                   504          904           707        619
International                                               57          101            90         72
                                                       -------       ------        ------     ------
Total                                                      561        1,005           797        691
                                                       =======       ======        ======     ======

PASSENGER VOLUME (thousand)
Domestic                                                 3,258        5,831         5,501      4,849
International                                              363          643           652        864
                                                       -------       ------        ------     ------
Total                                                    3,621        6,474         6,153      5,713
                                                       =======       ======        ======     ======

CARGO AND MAIL CARRIED (thousand
  tonne)
Domestic                                                    47           94            74         62
International                                                8           17            13          9
                                                       -------       ------        ------     ------
Total                                                       55          111            87         71
                                                       =======       ======        ======     ======

CARGO TRAFFIC (RFTK) (million)
Domestic                                                    87          168           166        162
International                                                9           19            15         13
                                                       -------       ------        ------     ------
Total                                                       96          187           181        175
                                                       =======       ======        ======     ======

PASSENGER CAPACITY (ASK) (million)
Domestic                                                 6,722       12,226        12,232     11,412
International                                              971        1,714         1,800      2,334
                                                       -------       ------        ------     ------
Total                                                    7,693       13,940        14,032     13,746
                                                       =======       ======        ======     ======

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

                                                       FIRST SIX
                                                         MONTHS
                                                         ENDED
                                                        30 JUNE,
                                                          2004        2003          2002       2001
                                                       ---------     ------        ------     ------
AVAILABLE TONNE KILOMETRES (ATK)
  (million)

Domestic                                                   805        1,451         1,193      1,035
International                                              115          205           186        131
                                                       -------       ------        ------     ------
Total                                                      920        1,656         1,379      1,166
                                                       =======       ======        ======     ======

PASSENGER LOAD FACTOR
Domestic                                                    69%          67%           64%        61%
International                                               55%          53%           55%        57%
Overall                                                     67%          66%           63%        60%
                                                       =======       ======        ======     ======

OVERALL LOAD FACTOR (RTK/ATK)
Domestic                                                    63%          62%           59%        60%
International                                               50%          49%           48%        55%
Overall                                                     61%          61%           58%        59%
                                                       =======       ======        ======     ======

PASSENGER YIELD PER RPK (RMB)
Domestic                                                  0.57         0.55          0.50       0.55
International                                             0.98         0.97          0.87       0.71
Overall                                                   0.61         0.60          0.54       0.58
                                                       =======       ======        ======     ======

CARGO YIELD PER RFTK (RMB)
Domestic                                                  1.51         1.56          1.59       1.55
International                                             7.77         7.89          8.25       8.54
Overall                                                   2.13         2.20          2.16       1.90
                                                       =======       ======        ======     ======

YIELD PER RTK (RMB)
Domestic                                                  5.53         5.33          5.90       6.53
International                                            10.53        10.27         10.90      14.75
Overall                                                   6.04         5.82          6.47       7.38
                                                       =======       ======        ======     ======

FLEET
Airbus                                                      17           12            10          8
McDonald Douglas                                            35           35            36         37
Others                                                       3            3            19         27
                                                       -------       ------        ------     ------
Total                                                       55           50            65         72
                                                       =======       ======        ======     ======

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

                                                       FIRST SIX
                                                         MONTHS
                                                         ENDED
                                                        30 JUNE,
                                                          2004        2003          2002       2001
                                                       ---------     ------        ------     ------
OVERALL UTILISATION RATE
  (hours per day)
Airbus                                                     8.8          7.8           8.3        7.5
McDonald Douglas                                           9.1          7.8           8.2        8.4
Overall                                                    9.0          7.8           8.3        7.8
                                                       =======       ======        ======     ======

          Passenger and cargo air transportation are Xinjiang Airlines Group's principal businesses. In 2003, passenger air transportation business generated 96% of total revenues with freight transportation business accounting for 4%.

          Xinjiang Airlines Group has managed to improve its domestic passenger load factor to 66% in the first half of 2004 from 59% in 2001. Passenger traffic as measured by RPK has also increased over the past three years. However, passenger yields suffered in 2003 and first half of 2004 due to increased competition. Key operating benchmarks from 2001 to the first half 2004 are summarized as follows:

               XINJIANG AIRLINES GROUP'S KEY OPERATING BENCHMARKS

                                                       FIRST SIX
                                                         MONTHS
                                                         ENDED
                                                        30 JUNE,
                                                          2004        2003          2002       2001
                                                       ---------     ------        ------     ------
PASSENGER TRAFFIC (RPK) (million)
Domestic                                                 2,324        3,941         3,768      3,400
International                                               92          151           148        148
                                                       -------       ------        ------     ------
Total                                                    2,416        4,092         3,916      3,548
                                                       =======       ======        ======     ======

REVENUE TONNE KILOMETRES (RTK)
  (million)
Domestic                                                   241          415           417        365
International                                                9           14            14         13
                                                       -------       ------        ------     ------
Total                                                      250          429           431        378
                                                       =======       ======        ======     ======

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

                                                       FIRST SIX
                                                         MONTHS
                                                         ENDED
                                                        30 JUNE,
                                                          2004        2003          2002       2001
                                                       ---------     ------        ------     ------
PASSENGER VOLUME (thousand)
Domestic                                                 1,209        2,062         1,753      1,510
International                                               55           86            75         61
                                                       -------       ------        ------     ------
Total                                                    1,264        2,148         1,828      1,571
                                                       =======       ======        ======     ======

CARGO AND MAIL CARRIED (thousand
  tonne)
Domestic                                                    12           21            27         20
International                                                -            -             -          -
                                                       -------       ------        ------     ------
Total                                                       12           21            27         20
                                                       =======       ======        ======     ======

CARGO TRAFFIC (RFTK) (million)
Domestic                                                    33           62            81         62
International                                                1            1             1          1
                                                       -------       ------        ------     ------
Total                                                       34           63            82         63
                                                       =======       ======        ======     ======

PASSENGER CAPACITY (ASK) (million)
Domestic                                                 3,527        5,995         6,105      5,771
International                                              195          302           331        326
                                                       -------       ------        ------     ------
Total                                                    3,722        6,297         6,436      6,097
                                                       =======       ======        ======     ======

AVAILABLE TONNE KILOMETRES (ATK)
  (million)
Domestic                                                   378          597           674        637
International                                               20           32            35         33
                                                       -------       ------        ------     ------
Total                                                      398          629           709        670
                                                       =======       ======        ======     ======

PASSENGER LOAD FACTOR
Domestic                                                    66%          66%           62%        59%
International                                               47%          50%           45%        45%
Overall                                                     65%          65%           61%        58%
                                                       =======       ======        ======     ======

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

                               FIRST SIX
                                 MONTHS
                                 ENDED
                                30 JUNE,
                                  2004         2003         2002         2001
                               ----------   ----------   ----------   ----------
OVERALL LOAD FACTOR
(RTK/ATK)
Domestic                               64%          70%          62%          57%
International                          45%          44%          40%          39%
Overall                                63%          68%          61%          56%
                               ==========   ==========   ==========   ==========

PASSENGER YIELD PER RPK (RMB)
Domestic                             0.46         0.48         0.53         0.55
International                        0.72         0.69         0.69         0.60
Overall                              0.47         0.48         0.54         0.55
                               ==========   ==========   ==========   ==========

CARGO YIELD PER RFTK (RMB)
Domestic                             1.44         1.44         1.33         1.49
International                        2.09         4.43         5.00         5.00
Overall                              1.45         1.48         1.36         1.54
                               ==========   ==========   ==========   ==========

YIELD PER RTK (RMB)
Domestic                             4.75         4.70         5.51         5.83
International                        8.12         7.74         8.25         7.74
Overall                              4.87         4.80         5.56         5.86
                               ==========   ==========   ==========   ==========

FLEET
Boeing                                 15           15           15           14
ATR 72 and IL86                         5            5            8            8
                               ----------   ----------   ----------   ----------
Total                                  20           20           23           22
                               ==========   ==========   ==========   ==========

OVERALL UTILISATION RATE
(hours per day)
Boeing                               10.0          8.8          8.9         10.1
ATR 72 and IL86                       7.8          7.4          7.1          8.2
Overall                               8.9          8.3          7.7          8.4
                               ==========   ==========   ==========   ==========

     (b) OPERATIONAL BASES

          Shenyang, Dalian, Harbin, and Changchun are the primary bases for Northern Airlines Group. Urumqi is the principal base for Xinjiang Airlines Group.

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

            SHENYANG:

                  Taoxian Airport, located 22 kilometers south of Shenyang, was opened on 10 April, 1989. In the first half of 2004, Northern Airlines Group's passenger and cargo turnover at Taoxian Airport accounted for 25% and 28% of its total passenger and cargo turnover respectively.

                  The airport has a 3,200 meter runway, and is equipped with modern communication and navigation systems. Taoxian Airport is owned and operated by Shenyang Taoxian Airport Limited, which estimates that Taoxian Airport handled approximately 31,400 landings, three million passengers and 88,000 tonnes cargo for the year 2003, making it one of the busiest airports in Northeastern China.

            DALIAN:

                  Dalian Zhoushuizi Airport is located 10 kilometers northwest of Dalian. The airport handled 26% of the passenger turnover and 29% of the cargo turnover of Northern Airlines Group in the first half of 2004.

                  Opened on 6 April, 1973, Zhoushuizi Airport is the busiest airport in Northeastern China. The airport is owned and operated by Dalian Zhoushuizi International Airport Limited. Zhoushuizi Airport has a 3,300 meter runway, and is capable of handling commercial aircraft of all types. According to Dalian Zhoushuizi International Airport Limited, the airport handled 35,248 landings, three million passengers and 74,784 tonnes of cargo in 2003.

            HARBIN:

                  Harbin Taiping Airport is located 33 kilometers northwest of
            Harbin. In the first half of 2004, the airport handled 16% of passenger turnover and 15% of cargo turnover of Northern Airlines Group.

                  Opened on 1 September, 1997, Taiping Airport is one of the
            largest airports in Northeastern China. Taiping Airport has a 3,200 meter runway, and is capable of handling Boeing 767 or equivalent aircraft. According to the airport, it handled 22,093 landings in 2003. Passenger and cargo turnover was two million and 31,300 tonnes respectively for the year.

            CHANGCHUN:

                  Dafangshen Airport is Northern Airlines Group's operational base in Jilin province. Located 11 kilometers west of Changchun, the airport handled 15% of Northern Airlines Group's passenger turnover and 11% of cargo turnover in the first half of 2004.

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

                  Dafangshen Airport is the only international airport in Jilin province. It has a 2,600 meter runway and is capable of handling Boeing 737, Boeing 757 or equivalent aircraft. According to the airport, it handled 13,880 landings in 2003. Passenger and cargo turnover was one million and 15,700 tonnes respectively for the year.

                  In light of the rapid growth of passenger and cargo turnover at the Dafangshen Airport, CAAC and Jilin provincial government began construction of Longjiabao Airport in May 2003. The new airport is located 28 kilometers northeast of Changchun. Dafangshen Airport will cease operations when the new airport comes into operations.

            URUMQI:

                  Urumqi Diwo Airport is located 17 kilometers northwest of
            Urumqi. In 2003, it handled 82% of Xinjiang Airlines Group's total passenger and cargo turnover.

                  Opened in 1973, Diwo Airport is currently one of the largest airports in Northwestern China. Equipped with a 3,600 meter runway and modern navigation systems, the airport is capable of handling commercial aircraft of all types. According to the airport, it handled 33,440 landings in 2003. Passenger and cargo turnover was three million and 47,900 tonnes respectively for the year.

      (c) ROUTES NETWORK

            From the four bases in Northeastern China, Northern Airlines currently offers regular flights on 106 domestic routes to over 46 cities in China and 29 international routes to North Asia and Russia.

            Headquartered in Urumqi, Xinjiang Airlines is the leading air traffic service provider in Northwestern China. It offers regular flight services on 42 domestic routes. It also offers regular flight services on seven international routes to major cities in the Middle East, Russia and West Asia.

              TOP 10 ROUTES OF NORTHERN AIRLINES GROUP BY REVENUE

      FIRST SIX MONTHS ENDED
           30 JUNE, 2004                            2003
      -----------------------            --------------------------
1.    Changchun-Beijing                  Changchun-Beijing

2.    Shenyang-Beijing                   Harbin-Shenyang-Shenzhen

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

      FIRST SIX MONTHS ENDED
           30 JUNE, 2004                               2003
      -----------------------               --------------------------
3.    Dalian-Beijing                        Harbin-Dalian-Guangzhou

4.    Harbin-Beijing                        Harbin-Beijing

5.    Dalian-Shanghai Pudong                Dalian-Beijing

6.    Harbin-Shenyang-Shenzhen              Shenyang-Beijing

7.    Harbin-Dalian-Guangzhou               Shenyang-Wenzhou-Guangzhou

8.    Shenyang-Shanghai Pudong              Shenyang-Shanghai Pudong

9.    Shenyang-Wenzhou-Guangzhou            Dalian-Shanghai Pudong

10.   Dalian-Hangzhou-Shenzhen              Dalian-Hangzhou-Shenzhen

              TOP 10 ROUTES OF XINJIANG AIRLINES GROUP BY REVENUE

      FIRST SIX MONTHS ENDED
           30 JUNE, 2004                              2003
      -----------------------               ------------------------
1.    Urumqi-Beijing                        Urumqi-Beijing

2.    Urumqi-Shanghai                       Urumqi-Shanghai

3.    Urumqi-Changsha-Shenzhen              Urumqi-Kashi

4.    Urumqi-Chengdu                        Urumqi-Changsha-Shenzhen

5.    Urumqi-Guangzhou                      Urumqi-Guangzhou

6.    Urumqi-Kashi                          Urumqi-Chengdu

7.    Urumqi-Lanzhou-Hangzhou               Urumqi-Lanzhou-Hangzhou

8.    Urumqi-Zhengzhou-Qingdao              Urumqi-Zhengzhou-Qingdao

9.    Urumqi-Yili                           Urumqi-Xian

10.   Urumqi-Xian                           Urumqi-Zhengzhou-Fuzhou

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

      (d) FLEET

            As of 30 June, 2004, Northern Airlines Group owned and operated 55 medium to large size aircraft with an average fleet age of 8.08 years. The table below sets out details of its fleet:

          NORTHERN AIRLINES GROUP'S FLEET DETAILS (AS OF 30 JUNE, 2004)

                         FINANCING   OPERATING
             SELF-OWNED    LEASE       LEASE       TOTAL
             ----------  ----------  ----------  ----------
MD82                 10           1          11          22
MD90                  3          10           -          13
A300                  -           6           -           6
A321                  4           4           -           8
A319                  -           -           3           3
Cessna 208B           3           -           -           3
             ----------  ----------  ----------  ----------
Total                20          21          14          55
             ==========  ==========  ==========  ==========

            Xinjiang Airlines Group has gradually phased out the Soviet-made TU-154 and IL-86 for commercial flights. The airline has recently purchased and leased a large number of Boeing and ATR commercial aircraft. As of 30 June, 2004, the average age of the 20 aircraft owned or operated by Xinjiang Airlines Group was 5.90 years. Details of the fleet are set out in the table below:

          XINJIANG AIRLINES GROUP'S FLEET DETAILS (AS OF 30 JUNE, 2004)

                      OPERATING
          SELF-OWNED    LEASE       TOTAL
          ----------  ----------  ----------
B757-200           6           3           9
B737-300           2           -           2
B737-700           -           4           4
ATR-72             5           -           5
          ----------  ----------  ----------
Total             13           7          20
          ==========  ==========  ==========

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

      (e) AIRCRAFT ACQUISITION AND DISPOSAL PROGRAM

            Northern Airlines entered into an aircraft sale and leaseback agreement on 4 November, 2003 with ILFC. Under the agreement, Northern Airlines agreed to sell the 22 MD82 aircraft owned, or to be owned to ILFC in four phases according to the schedule listed below:

    MD82 AIRCRAFT TO BE SOLD UNDER THE AIRCRAFT SALE AND LEASEBACK AGREEMENT

                                              NUMBER OF
PHASE                 DATE                 MD82 TO BE SOLD
-----   ---------------------------------  ---------------
I       14 November, 2003                           4
II      1 March, 2004                               7
III     1 July, 2005 and 1 June, 2006               6
IV      1 June, 2006 and 15 January, 2007           5

            Under the same agreement, Northern Airlines Group also agreed to lease back the above-mentioned MD82 aircraft from ILFC immediately after the sale. The average term of the lease back agreements is 15 months. In addition, Northern Airlines Group also agreed to replace each of the 22 MD82 aircraft with one new Airbus 319-100 aircraft or one new Airbus 320-200 aircraft from ILFC upon the termination of the lease back agreements. The table below sets out the replacement schedule:

                          AIRCRAFT REPLACEMENT SCHEDULE

              AIRCRAFT TYPE      SCHEDULED DELIVERY DATE
              -------------    ---------------------------
PHASE I         1. A319-100     May 2004 (delivered)
                2. A319-100     May 2004 (delivered)
                3. A319-100     June 2004 (delivered)
                4. A319-100     September 2004 (delivered)

PHASE II        5. A319-100     January 2005
                6. A319-100     February 2005
                7. A319-100     March 2005
                8. A319-100     April 2005
                9. A319-100     May 2005
               10. A319-100     October 2005
               11. A319-100     November 2005

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

                 AIRCRAFT TYPE       SCHEDULED DELIVERY DATE
             ---------------------   -----------------------
PHASE III    12. A319-100/A320-200   January 2006
             13. A319-100/A320-200   June 2006
             14. A319-100/A320-200   October 2006
             15. A319-100/A320-200   November 2006
             16. A319-100/A320-200   November 2006
             17. A319-100/A320-200   December 2006

PHASE IV     18. A319-100/A320-200   February 2007
             19. A319-100/A320-200   June 2007
             20. A319-100/A320-200   October 2007
             21. A319-100/A320-200   October 2007
             22. A319-100/A320-200   November 2007

            In addition to the above agreement, Northern Airlines has also committed to the addition of two more A321s by the end of 2005.

      (f) SALES AND MARKETING

            Northern Airlines Group and Xinjiang Airlines Group have historically marketed their services under their own brands.

            FREQUENT FLYER PROGRAM:

                  Both Northern Airlines Group and Xinjiang Airlines Group
            operated their respective frequent flyer programs prior to consolidation into CSAHC. Following the consolidation of Northern Airlines Group and Xinjiang Airlines Group into CSAHC, the two frequent flyer programs merged with the Company's frequent flyer program, namely, the China Southern Airlines Sky Pearl Club.

            TICKET SALES CHANNELS AND RESERVATION SYSTEM:

                  Northern Airlines Group and Xinjiang Airlines Group conduct ticket sales through a variety of sales channels, including the airlines' own network of exclusive sales offices, websites and general sales agents. As of 30 June, 2004, Northern Airlines Group has sales offices in nine cities in China. Xinjiang Airlines Group has sales offices in seven cities in China and six outside China.

APPENDIX I                       INFORMATION REGARDING THE AIRLINE OPERATIONS OF
                             NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP

      (g) SAFETY

            Aircraft safety involves three major operational areas: flight operations, aircraft maintenance and ground operations. Both Northern Airlines Group and Xinjiang Airlines Group place great importance on safety in each of the three areas, and comply with applicable safety and security standards and regulations required by CAAC and other aviation industry regulators in the jurisdictions they serve.

            Xinjiang Airlines Group has established a reputation for safety. To date, it maintains a record of transport flight safety since its founding and is perceived to be one of the safest airline operators in China. On 7 May, 2002, a MD82 aircraft of the Northern Airlines crashed into the ocean near Dalian, resulting in 112 passenger and crew fatalities. The aircraft was fully insured and compensated under the insurance arrangement.

      (h) EMPLOYEES

            The table below sets forth information regarding the employees of Northern Airlines Group and Xinjiang Airlines Group as at the end of 2003:

    NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP EMPLOYEE INFORMATION
                           (AS AT 31 DECEMBER, 2003)

                                NORTHERN  XINJIANG
                                AIRLINES  AIRLINES
                                 GROUP     GROUP     TOTAL
                                --------  --------  --------
Flight personnel                   1,864       726     2,590
Ground personnel                   4,129       758     4,887
Sales, administration and back
 office personnel                  4,650     1,120     5,770
                                --------  --------  --------
Total headcount                   10,643     2,604    13,247
                                ========  ========  ========
      (i) PROPERTIES

            Both Northern Airlines Group and Xinjiang Airlines Group own certain buildings and real estate properties, which are used for offices, retail outlets, warehouses, aircraft maintenance workshops, ground services and airport services.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

      The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed "Documents available for inspection" in Appendix IX, a copy of the following accountants' report is available for inspection.

 [KPMG LOGO]                                        8th Floor
                                                    Prince's Building
                                                    10 Chater Road
                                                    Hong Kong

The Directors
China Southern Airlines Company Limited
Baiyun International Airport
Guangzhou
People's Republic of China

                                                               12 November, 2004
Dear Sirs,

INTRODUCTION

      We set out below our report on the financial information relating to the airline and airline related operations (the "Airline Operations") of China Northern Airlines Company ("Northern Airlines") and its subsidiaries ("Northern Airlines Group"), in Sections I to VII below (the "Financial Information"), including the combined balance sheets as at 31 December, 2001, 2002 and 2003 and 30 June, 2004, the combined statements of operations, the combined statements of changes in owner's fund and the combined statements of cash flows for each of the years in the three-year period ended 31 December, 2003 and the six-month period ended 30 June, 2004 (the "relevant period"), and the notes thereto, for inclusion in the shareholders' circular of China Southern Airlines Company Limited ("the Company") dated 12 November, 2004 (the "Circular").

      Northern Airlines was established on 19 October, 1990 in the People's Republic of China (the "PRC") and is a wholly-owned subsidiary of China Southern Air Holding Company ("CSAHC"), the ultimate holding company of the Company. It is principally engaged in the provision of domestic, and international passenger, cargo and mail airline services, with flights operating primarily from Shenyang Tao Xian International Airport which is the main base of Northern Airlines in the PRC. In addition, Northern Airlines Group also engages in other non airline related operations (the "Non Airline Operations") mainly consisting of hotel and property operations which provide social and supporting services to Northern Airlines Group.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

      CSAHC has undergone a reorganisation (the "Reorganisation") in connection with the proposed acquisition of the Airline Operations of Northern Airlines Group by the Company. As part of the Reorganisation, the operations and businesses and the assets and liabilities of Northern Airlines Group were segregated into two operations, namely the Airline Operations and the Non Airline Operations on 31 December, 2003.

      Pursuant to the Sale and Purchase Agreement, as described more fully in the section headed "The Sale and Purchase Agreement" in the letter from the Board contained in the Circular, the Company will acquire the Airline Operations of Northern Airlines Group together with the related assets and liabilities. However, certain assets and liabilities within the Airline Operations of Northern Airlines Group are not to be acquired by the Company.

      Northern Airlines Group prepares financial statements in accordance with the relevant accounting rules and regulations in the PRC. The financial statements of the Airline Operations of Northern Airlines Group were not required to be audited by independent auditors during the relevant period.

BASIS OF PREPARATION

      The Financial Information has been prepared by management of the Airline Operations of Northern Airlines Group based on the management accounts of the Airline Operations of Northern Airlines Group and on the bases set out in
Section V Notes 2 and 3 to conform with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. IFRS includes International Accounting Standards and interpretations.

RESPECTIVE RESPONSIBILITIES OF MANAGEMENT AND REPORTING ACCOUNTANTS

      Management of the Airline Operations of Northern Airlines Group are responsible for the preparation of the Financial Information which gives a true and fair view. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

      It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

BASIS OF OPINION

      As a basis for forming an opinion on the Financial Information, for the purpose of this report, we have audited the Financial Information of the Airline Operations of Northern Airlines Group for the relevant period in accordance with Statements of Auditing Standards and Guidelines issued by Hong Kong Institute of Certified Public Accountants ("HKICPA") and we have carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the HKICPA. We have not audited any financial statements of the Airline Operations of Northern Airlines Group in respect of any period subsequent to 30 June, 2004.

      An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by management of the Airline Operations of Northern Airlines Group in the preparation of the Financial Information, and of whether the accounting policies are appropriate to the circumstances of the Airline Operations of Northern Airlines Group, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of Financial Information. We believe that our audit provides a reasonable basis for our opinion.

OPINION

      In our opinion, the Financial Information for the purpose of this report, and on the basis of presentation set out in Section V Notes 2 and 3, gives a true and fair view of the combined state of affairs of the Airline Operations of Northern Airlines Group as at 31 December, 2001, 2002 and 2003 and 30 June, 2004, and the combined results and combined cash flows of the Airline Operations of Northern Airlines Group for each of the years in the three-year period ended 31 December, 2003 and the six-month period ended 30 June, 2004 and has been properly prepared in accordance with IFRS.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(I) COMBINED STATEMENTS OF OPERATIONS

                                                                                  SIX-MONTH PERIODS
                                              YEARS ENDED 31 DECEMBER,             ENDED 30 JUNE,
                                        ------------------------------------    ---------------------
                                           2001         2002         2003         2003        2004
                                 Note    RMB'000      RMB'000      RMB'000       RMB'000     RMB'000
                                                                               (unaudited)
OPERATING REVENUE
Traffic revenue                         5,105,225     5,156,574    5,856,970    2,128,941   3,391,448
Other operating revenue                    98,122        87,343       71,765       37,685      73,232
                                        ---------   -----------   ----------    ---------   ---------

TOTAL OPERATING REVENUE             4   5,203,347     5,243,917    5,928,735    2,166,626   3,464,680
                                        ---------   -----------   ----------    ---------   ---------
OPERATING EXPENSES
Flight operations                       2,123,890     2,194,336    2,338,641    1,119,920   1,480,465
Maintenance                               751,542       993,629    1,039,448      541,618     412,118
Aircraft and traffic servicing            667,950       717,332      759,704      319,939     464,035
Promotion and sales                       408,994       415,806      425,466      166,296     219,471
General and administrative                162,719       218,594      225,464       99,245     114,849
Depreciation and amortisation             678,435       662,040      645,506      319,023     404,419
Others                                    535,321       349,856      555,349            -           -
                                        ---------   -----------   ----------    ---------   ---------

TOTAL OPERATING EXPENSES            5   5,328,851     5,551,593    5,989,578    2,566,041   3,095,357
                                        ---------   -----------   ----------    ---------   ---------

OPERATING (LOSS)/PROFIT                  (125,504)     (307,676)     (60,843)    (399,415)    369,323
                                        ---------   -----------   ----------    ---------   ---------
NON-OPERATING INCOME/(EXPENSES)
Interest income                            59,903        28,583       12,943        6,921       4,257
Interest expense                    6    (724,605)     (700,752)    (627,190)    (312,183)   (195,027)
Exchange gain/(loss), net                 232,409      (151,196)    (217,539)      (1,820)     23,567
Gain/(loss) on disposal of
  property, plant and equipment     7      14,634        22,873          729        3,224        (439)
Deficit on revaluation of
  property, plant and equipment    10           -             -     (492,369)           -           -
Others, net                                 3,589       (42,666)      15,540       13,540           -
                                        ---------   -----------   ----------    ---------   ---------

TOTAL NON-OPERATING EXPENSES, NET        (414,070)     (843,158)  (1,307,886)    (290,318)   (167,642)
                                        ---------   -----------   ----------    ---------   ---------
(LOSS)/PROFIT BEFORE INCOME TAX
   AND MINORITY INTERESTS                (539,574)   (1,150,834)  (1,368,729)    (689,733)    201,681
INCOME TAX                          8        (572)         (451)     117,262            -     (67,300)
                                        ---------   -----------   ----------    ---------   ---------
(LOSS)/PROFIT BEFORE MINORITY
   INTERESTS                             (540,146)   (1,151,285)  (1,251,467)    (689,733)    134,381
MINORITY INTERESTS                         38,477        10,228       17,846        4,690         661
                                        ---------   -----------   ----------    ---------   ---------

NET (LOSS)/PROFIT                        (501,669)   (1,141,057)  (1,233,621)    (685,043)    135,042
                                        =========   ===========   ==========    =========   =========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(II) COMBINED BALANCE SHEETS

                                                                  31 DECEMBER,                 30 JUNE,
                                                      -------------------------------------   ----------
                                                         2001         2002         2003           2004
                                              Note     RMB'000      RMB'000       RMB'000       RMB'000
NON-CURRENT ASSETS
Property, plant and equipment, net              10     8,843,881    8,766,726    8,844,541    9,141,267
Construction in progress                        11       210,191      258,505       54,446       38,930
Lease prepayments                                         13,345       13,060            -            -
Other investments                               12             -       68,209       68,209       68,209
Lease and equipment deposits                             778,182      640,286    1,334,818      437,117
Deferred expenditure                            13         8,329        7,266       18,001      122,093
Deferred tax assets                             23             -            -       24,743       20,313
                                                      ----------   ----------   ----------    ---------

TOTAL NON-CURRENT ASSETS                               9,853,928    9,754,052   10,344,758    9,827,929
                                                      ----------   ----------   ----------    ---------

CURRENT ASSETS
Inventories                                     14       625,704      693,960      534,968      544,093
Trade receivables                               15       165,274      240,674      242,543      398,158
Other receivables and prepaid expenses          16       359,587      207,054      141,634      566,110
Cash and cash equivalents                       17     1,308,902      755,218      542,046      234,733
                                                      ----------   ----------   ----------    ---------
TOTAL CURRENT ASSETS                                   2,459,467    1,896,906    1,461,191    1,743,094
                                                      ----------   ----------   ----------    ---------
CURRENT LIABILITIES
Bank and other loans                            18     2,488,875    4,171,785      569,547      767,257
Obligations under finance leases                19       976,593    1,023,660    1,070,169    1,063,047
Other liabilities and accrued expenses          20     1,840,530    1,679,034    1,135,292    1,403,363
Accounts payable                                21       255,771      206,659      122,259      140,026
Sales in advance of carriage                              49,830       98,066        5,525            -
Tax payable                                                  297           33            -            -
                                                      ----------   ----------   ----------    ---------

TOTAL CURRENT LIABILITIES                              5,611,896    7,179,237    2,902,792    3,373,693
                                                      ----------   ----------   ----------    ---------

NET CURRENT LIABILITIES                               (3,152,429)  (5,282,331)  (1,441,601)   1,630,599)
                                                      ----------   ----------   ----------    ---------

TOTAL ASSETS LESS CURRENT LIABILITIES                  6,701,499    4,471,721    8,903,157    8,197,330
                                                      ----------   ----------   ----------    ---------

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(II) COMBINED BALANCE SHEETS (CONTINUED)

                                                                 31 DECEMBER,                30 JUNE,
                                                      -----------------------------------   ---------
                                                         2001         2002        2003        2004
                                              Note      RMB'000      RMB'000    RMB'000      RMB'000
NON-CURRENT LIABILITIES AND DEFERRED
  ITEMS

Bank and other loans                            18     2,842,763    1,293,183   2,152,067   1,811,371
Obligations under finance leases                19     6,475,202    6,700,765   5,897,242   5,402,143
Deferred credit                                 22        47,815       38,989      30,163      25,750
                                                      ----------   ----------   ---------   ---------

TOTAL NON-CURRENT LIABILITIES                          9,365,780    8,032,937   8,079,472   7,239,264
                                                      ----------   ----------   ---------   ---------

MINORITY INTERESTS                                        77,309       67,081       3,033       2,372
                                                      ----------   ----------   ---------   ---------

                                                      (2,741,590)  (3,628,297)    820,652     955,694
                                                      ==========   ==========   =========   =========

Representing:

OWNER'S FUND - (DEFICIT)/SURPLUS                      (2,741,590)  (3,628,297)    820,652     955,694
                                                      ==========   ==========   =========   =========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(III) COMBINED STATEMENTS OF CHANGES IN OWNER'S FUND

                                                  Note     RMB'000
Deficit of owner's fund as at 1 January, 2001             (2,203,560)
Net loss for the year                                       (501,669)
Distributions to owner                                       (36,361)
                                                          ----------

DEFICIT OF OWNER'S FUND AS AT 31 DECEMBER, 2001           (2,741,590)
                                                          ==========

Deficit of owner's fund as at 1 January, 2002             (2,741,590)
Net loss for the year                                     (1,141,057)
Distributions to owner                                       (11,277)
Contributions from owner                                     265,627
                                                          ----------

DEFICIT OF OWNER'S FUND AS AT 31 DECEMBER, 2002           (3,628,297)
                                                          ==========

Deficit of owner's fund as at 1 January, 2003             (3,628,297)
Net loss for the year                                     (1,233,621)
Net liabilities assumed by owner in connection
  with the Reorganisation and Acquisition            2     4,599,709
Surplus arising from revaluation of property,
  plant and equipment                               10     1,175,668
Elimination of net deferred tax assets              23      (117,550)
Recognition of deferred tax assets                  23        24,743
                                                          ----------

SURPLUS OF OWNER'S FUND AS AT 31 DECEMBER, 2003              820,652
                                                          ==========

Surplus of owner's fund as at 1 January, 2004                820,652
Net profit for the period                                    135,042
                                                          ----------

SURPLUS OF OWNER'S FUND AS AT 30 JUNE, 2004                  955,694
                                                          ==========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(IV) COMBINED STATEMENTS OF CASH FLOWS

                                                                                              SIX-MONTH PERIODS
                                                         YEARS ENDED 31 DECEMBER,              ENDED 30 JUNE,
                                                  --------------------------------------    ---------------------
                                                     2001          2002          2003          2003        2004
                                        Note       RMB'000       RMB'000        RMB'000      RMB'000     RMB'000
                                                                                            (unaudited)
NET CASH FROM/(USED IN) OPERATING
   ACTIVITIES                           29(i)        390,115       102,830       540,228      (489,653)   221,973
                                                  ----------    ----------    ----------    ----------   --------

CASH FLOWS FROM INVESTING
   ACTIVITIES
Proceeds from disposal of property,
   plant and equipment                               163,223       223,375       122,227         8,143    136,846
Increase in deferred expenditure                           -          (183)      (27,890)      (13,067)         -
Decrease in long term receivable                      28,338             -             -             -          -
Net cash proceeds from
   manufacturers' credit               29(ii)        414,722       547,629             -             -          -
Payment of lease and equipment
   deposits                                         (239,160)     (241,880)   (1,904,415)     (939,931)   (84,961)
Refund of lease and equipment
   deposits                                          333,811       383,563     1,214,509     1,062,275    158,265
Capital expenditures                                (332,622)     (667,041)   (1,411,666)   (1,030,723)  (117,418)
Purchase of long term investments                          -       (68,209)            -             -          -
                                                  ----------    ----------    ----------    ----------   --------

NET CASH FROM/(USED IN) INVESTING
   ACTIVITIES                                        368,312       177,254    (2,007,235)     (913,303)    92,732
                                                  ----------    ----------    ----------    ----------   --------

CASH FLOWS FROM FINANCING
   ACTIVITIES
Proceeds from bank and other loans                 2,709,000     3,363,281     9,409,078     5,801,892    309,490
Repayment of bank and other loans                 (2,329,796)   (3,229,998)   (7,069,770)   (3,691,226)  (452,427)
Repayment of principal under
   finance lease obligations                        (994,221)   (1,221,401)   (1,006,097)     (500,815)  (479,081)
Contributions from owner                                   -       265,627             -             -          -
Distributions to owner                               (36,361)      (11,277)            -             -          -
Cash distributed to owner upon the
   Reorganisation                       2                  -             -       (79,376)            -          -
                                                  ----------    ----------    ----------    ----------   --------

NET CASH (USED IN)/FROM FINANCING
   ACTIVITIES                                       (651,378)     (833,768)    1,253,835     1,609,851   (622,018)
                                                  ----------    ----------    ----------    ----------   --------

NET INCREASE/(DECREASE) IN CASH
   AND CASH EQUIVALENTS                              107,049      (553,684)     (213,172)      206,895   (307,313)

CASH AND CASH EQUIVALENTS AT
   BEGINNING OF YEAR/PERIOD                        1,201,853     1,308,902       755,218       755,218    542,046
                                                  ----------    ----------    ----------    ----------   --------

CASH AND CASH EQUIVALENTS AT END
   OF YEAR/PERIOD                                  1,308,902       755,218       542,046       962,113    234,733
                                                  ==========    ==========    ==========    ==========   ========

APPENDIX II                  ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE
                             AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION

1. PRINCIPAL ACTIVITIES AND REORGANISATION

      China Northern Airlines Company ("Northern Airlines") was established on 19 October, 1990 in the People's Republic of China (the "PRC") and is a wholly-owned subsidiary of China Southern Air Holding Company ("CSAHC"), the ultimate holding company of China Southern Airlines Company Limited (the "Company"). Northern Airlines together with its subsidiaries ("Northern Airlines Group") is principally engaged in the provision of domestic and international passenger, cargo and mail airline services, with flights operating primarily from Shenyang Tao Xian International Airport which is the main base of Northern Airlines in the PRC. In addition, Northern Airlines Group also engages in other non airline related operations (the "Non Airline Operations") mainly consisting of hotel and property operations which provide social and supporting services to Northern Airlines Group.

      CSAHC has undergone a reorganisation (the "Reorganisation") in connection with the proposed acquisition of the airline and airline related operations (the "Airline Operations") of Northern Airlines Group by the Company (the "Acquisition"). As part of the Reorganisation, the operations and businesses and the assets and liabilities of Northern Airlines Group were segregated into two operations, namely the Airline Operations and the Non Airline Operations on 31 December, 2003.

      Pursuant to the Sale and Purchase Agreement, as described more fully in the section headed "The Sale and Purchase Agreement" in the letter from the Board contained in the Circular, the Company will acquire the Airline Operations of Northern Airlines Group together with the related assets and liabilities. However, certain assets and liabilities within the Airline Operations of Northern Airlines Group are not to be acquired by the Company.

2. BASIS OF PRESENTATION

      The Financial Information for each of the years in the three-year period ended 31 December, 2003 and for the six-month period ended 30 June, 2004 presents the results of the Airline Operations of Northern Airlines Group as if the Reorganisation had taken place and the Airline Operations of Northern Airlines Group had been in operation on a stand alone basis as of the earliest date presented and had been in existence throughout the relevant period. The Financial Information for each of the years in the three-year period ended 31 December, 2003 includes the results related to those assets and liabilities that were not to be acquired by the Company, but were historically associated with the Airline Operations of Northern Airlines Group. As at 31 December, 2003, the assets and liabilities not to be acquired by the Company consisted of the following:

                                                      RMB'000
ASSETS
Property, plant and equipment, net                     595,576
Construction in progress                               298,198
Trade and other receivables                            195,263
Cash and cash equivalents                               79,376
Other assets                                           135,953
                                                    ----------
                                                     1,304,366
                                                    ----------
LIABILITIES
Bank and other loans                                 5,082,599
Other liabilities and accrued expenses                 643,292
Accounts payable                                       110,422
Other liabilities                                       17,911
                                                    ----------
                                                     5,854,224
                                                    ----------
MINORITY INTERESTS                                      49,851
                                                    ----------
NET LIABILITIES ASSUMED BY OWNER                    (4,599,709)
                                                    ==========

APPENDIX II                  ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE
                                   AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

2. BASIS OF PRESENTATION (Continued)

      The assets and liabilities within the Airline Operations of Northern Airlines Group not to be acquired by the Company on 31 December, 2003 was reflected as net liabilities assumed by owner of Northern Airlines in the combined statements of owner's fund as at 31 December, 2003.

      As a result of the assumption of the above net liabilities as at 31 December, 2003 by the owner, the Financial Information for the six-month period ended 30 June, 2004 presents the results of the assets and liabilities, revenues and expenses of the Airline Operations of Northern Airlines Group to be acquired by the Company.

      Notwithstanding the Airline Operations of Northern Airlines Group having net current liabilities as at 30 June, 2004, the Financial Information has been prepared on a going concern basis on the assumption that the Airline Operations of Northern Airlines Group will be able to generate adequate cash flows from operations and to obtain adequate external financing to enable the Airline Operations of Northern Airlines Group to meet its debts as they fall due and to meet its committed future capital expenditure (see Note 26).

3. PRINCIPAL ACCOUNTING POLICIES

      (a) STATEMENT OF COMPLIANCE

            The Financial Information has been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and interpretations.

      (b) BASIS OF PREPARATION

            The Financial Information is prepared on the historical cost basis as modified by the revaluation of property, plant and equipment, as explained in Note 10. The accounting policies described below have been consistently applied during the relevant period.

      (c) BASIS OF CONSOLIDATION

            A subsidiary is an enterprise controlled by the Airline Operations of Northern Airlines. Control exists when the Airline Operations of Northern Airlines has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

            The financial results of subsidiaries are included in the Financial Information from the date that control commences until the date that control ceases, and the share attributable to minority interests is deducted from or added to the profit/loss after income tax. All significant intercompany balances and transactions and any unrealised gains/losses arising from intercompany transactions are eliminated on consolidation.

            The particulars of the subsidiary are set out in Note 28.

APPENDIX II                  ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE
                                   AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

      (d) PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

            (i) Property, plant and equipment are initially stated at cost less accumulated depreciation and impairment losses (see Note
                  (f)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the period of construction. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including the cost of repairs and maintenance, is expensed as it is incurred.

            (ii) Subsequent to the revaluation carried out as at 31 December, 2003, which was based on depreciated replacement costs (Note
                  10), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation and impairment losses at the date of revaluation is eliminated against the gross carrying amount of the asset and the net asset restated to the revalued amount of the asset. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which the asset belongs is revalued simultaneously. When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to owner's fund. However, a revaluation increase is recognised as an income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the combined statements of operations. However, a revaluation decrease is charged directly against owner's fund to the extent that the decrease does not exceed the amount previously credited to owner's fund in respect of the same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

            (iii) Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the combined statements of operations on the date of retirement or disposal.

            (iv) Depreciation is calculated to write off the cost, or revalued amount, where appropriate, of property, plant and equipment on a straight line basis over their estimated useful lives, to residual values, using the following depreciation rates:

                                                     DEPRECIATION RATES
                                                     ------------------
Buildings                                             2.43% -  6.17%
Owned and finance leased aircraft                     4.75% -  9.70%
Other flight equipment
   - Jet engines                                      4.75% -  9.70%
   - Others, including rotable spares                 9.79% - 12.13%
Machinery and equipment                               9.70% - 11.40%
Vehicles                                             16.17%

APPENDIX II                  ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE
                                   AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

      (e) LEASED ASSETS

            Flight equipment under finance leases is stated at an amount equal to the lower of its fair value and the present value of minimum lease payments at inception of the lease, and is amortised on a straight line basis over the shorter of the lease term or estimated useful life of the asset to residual value. In cases where title to the asset will be acquired by the Airline Operations of Northern Airlines Group at the end of the lease, the asset is amortised on a straight line basis over the estimated useful life of the asset to its residual value.

            Amounts payable in respect of finance leases are apportioned between charges and reductions of obligations based on the interest rates implicit in the leases. Interest charges are included in the combined statements of operations to provide a constant periodic rate of charge over the lease term.

            Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.

            Operating lease payments are charged to the combined statements of operations on a straight line basis over the terms of the related leases.

      (f) IMPAIRMENT OF ASSETS

            The carrying amounts of the assets, other than inventories (see Note
      (j)), trade and other receivables (see Note (k)) and deferred tax assets (see Note (n)), of the Airline Operations of Northern Airlines Group are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the combined statements of operations.

            The Airline Operations of Northern Airlines Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

      (g) CONSTRUCTION IN PROGRESS

            Construction in progress is stated in the combined balance sheets at cost less impairment losses (see Note (f)). Cost comprises direct costs of construction as well as interest expense and exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charge during the periods of construction and installation.

            Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the asset for its intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.

      (h) LEASE PREPAYMENTS

            Lease prepayments represent the purchase costs of land use rights and are amortised on a straight line basis over the period of land use rights.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

      (i) INVESTMENTS

            Investments, which represent unquoted available-for-sale equity securities of companies established in the PRC, are stated at cost less impairment losses (see Note (f)). There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

      (j) INVENTORIES

            Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal are stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

      (k) TRADE AND OTHER RECEIVABLES

            Trade and other receivables are stated at cost less provision for doubtful accounts. Provision for doubtful accounts is established based on evaluation of the recoverability of these accounts at the balance sheet date.

      (l) CASH AND CASH EQUIVALENTS

            Cash and cash equivalents consist of cash in hand and balance with banks and other financial institutions with an original maturity within three months. Cash equivalents are stated at cost, which approximates fair value.

      (m) INTEREST-BEARING BORROWINGS

            Interest-bearing borrowings are recognised at cost.

      (n) INCOME TAXES

            Income tax comprises current and deferred tax. Current tax is calculated on the taxable income for the relevant period by applying the applicable tax rates.

            Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

            A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

      (o) DEFERRED CREDIT

            Cash benefit received under finance lease arrangements is initially deferred and amortised over the terms of the respective leases to reduce the future finance lease charges.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

      (p) PROVISIONS AND CONTINGENT LIABILITIES

            Provisions are recognised for liabilities of uncertain timing or amount when the Airline Operations of Northern Airlines Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

            Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

      (q) REVENUE RECOGNITION

            (i) Passenger, cargo and mail transportation revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities. Revenues from airline-related business are recognised when services are rendered.

                  Revenue is stated net of sales tax. In addition, revenue for each of the years in the three-year period ended 31 December, 2003 and the three-month period ended 31 March, 2004 was stated net of contributions to the Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund. Effective from 1 April, 2004, contributions to the CAAC Infrastructure Development Fund form part of the flight operations expenses instead of being netted off with revenue.

            (ii) Interest income is recognised as it accrues unless collectability is in doubt.

            (iii) Operating lease income is recognised on a straight line basis over the terms of the respective leases.

      (r) TRAFFIC COMMISSIONS

            Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded in the combined balance sheets as prepaid expense.

      (s) MAINTENANCE AND OVERHAUL COST

            Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed in the combined statements of operations as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls required to be performed on the related aircraft prior to their return to the lessors.

      (t) TRANSLATION OF FOREIGN CURRENCIES

            The functional currency of the operations of the Airline Operations of Northern Airlines Group is Renminbi. Foreign currency transactions are translated into Renminbi at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalised as construction in progress (See Note (g)), are recognised in the combined statements of operations.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(v) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

      (u) BORROWING COSTS

            Borrowing costs are expensed in the combined statements of operations in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use (See Note
      (g)).

      (v) RETIREMENT BENEFITS

            Contributions to defined contribution retirement schemes made by the Airline Operations of Northern Airlines Group are charged to the combined statements of operations as and when incurred (see Note 25).

      (w) RELATED PARTIES

            For the purposes of the Financial Information set out below, parties are considered to be related to the Airline Operations of Northern Airlines Group if the Airline Operations of Northern Airlines Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Airline Operations of Northern Airlines Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

      (x) SEGMENT REPORTING

            A segment is a distinguishable component of the Airline Operations of Northern Airlines Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

            The Airline Operations of Northern Airlines Group operates principally as a single business segment for the provision of air transportation services. The analysis of operating revenue by geographical segment is based on the following criteria:

            (i) Traffic revenue from domestic services within the PRC (excluding Hong Kong) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong, and overseas destinations is attributed to the international operation.

            (ii) Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services are attributed on the basis of where the services are performed.

      (y) USE OF ESTIMATES

            The preparation of the Financial Information in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at 31 December, 2001, 2002 and 2003 and 30 June, 2004 and the reported amounts of revenues and expenses during the relevant period. Actual results could differ from those estimates.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

4. OPERATING REVENUE

      Operating revenue comprises revenues from airline and airline related business and is stated net of sales tax. In addition, the operating revenue for each of the years in the three-year period ended 31 December, 2003 and the three-month period ended 31 March, 2004 was stated net of contributions to the CAAC Infrastructure Development Fund. An analysis of operating revenue is as follows:

                                                             SIX-MONTH PERIODS
                                 YEARS ENDED 31 DECEMBER,          ENDED 30 JUNE,
                              -------------------------------  ----------------------
                                2001       2002       2003        2003        2004
                               RMB'000    RMB'000    RMB'000     RMB'000     RMB'000
                                                               (unaudited)
TRAFFIC REVENUE
Passenger                     4,773,253  4,764,754  5,446,013   1,962,218   3,186,835
Cargo and mail                  331,972    391,820    410,957     166,723     204,613
                              ---------  ---------  ---------  ----------   ---------
                              5,105,225  5,156,574  5,856,970   2,128,941   3,391,448
                              ---------  ---------  ---------  ----------   ---------
OTHER OPERATING REVENUE
Commission income                25,758     24,379      9,415       7,684       1,811
Maintenance services income       5,041     22,259     29,487       7,542       5,071
Hotel operations income*          6,356      6,903     10,083       4,789       5,783
Ground services income            5,631      6,927     10,092       7,936       7,748
Aircraft lease income            40,884      7,286          -           -      49,152
Income on transfer of
 surplus pilot trainees               -      9,555          -           -           -
Others                           14,452     10,034     12,688       9,734       3,667
                              ---------  ---------  ---------  ----------   ---------

                                 98,122     87,343     71,765      37,685      73,232
                              ---------  ---------  ---------  ----------   ---------
                              5,203,347  5,243,917  5,928,735   2,166,626   3,464,680
                              =========  =========  =========  ==========   =========

* Hotel operations income arises from the operations associated with the Airline Operations of Northern Airlines Group.

      Pursuant to various sales tax rules and regulations, the Airline Operations of Northern Airlines Group is required to pay sales tax to national and local tax authorities at the following rates during the relevant period:

TYPES OF REVENUE                             APPLICABLE SALES TAX RATES
---------------                     --------------------------------------------
Traffic revenue                     3% of traffic revenue in respect of domestic
                                    flights and international outbound flights
                                    during the relevant period, except for the
                                    period from 1 May, 2003 to 31 December, 2003,
                                    during which passenger revenue was exempted
                                    from sales tax.

Other operating revenue             3% of commission income, general aviation
                                    income and ground services income, and 3% to
                                    5% of other operating revenue.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

4. OPERATING REVENUE (Continued)

      The amount of sales tax incurred during the relevant period is as follows:

                                                                                   SIX-MONTH PERIODS
                                                       YEAR ENDED 31 DECEMBER,       ENDED 30 JUNE,
                                                       -------------------------  --------------------
                                                        2001     2002     2003       2003       2004
                                                       RMB'000  RMB'000  RMB'000    RMB'000    RMB'000
                                                                                  (unaudited)
Sales tax netted off against
 operating revenue                                     190,885  181,528   72,544       56,755  108,086
                                                       =======  =======  =======  ===========  =======

      In addition, the Airline Operations of Northern Airlines Group is required to pay contributions to the CAAC Infrastructure Development Fund. Prior to 1 April, 2004, contributions to the CAAC Infrastructure Development Fund were payable at 5% and 2% respectively of the domestic and international traffic revenue of the Airline Operations of Northern Airlines Group, except for the period from 1 May, 2003 to 31 March, 2004 during which the Airline Operations of Northern Airlines Group was exempted from contributions to the CAAC Infrastructure Development Fund. Effective from 1 April, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the traffic capacity of the Airline Operations of Northern Airlines Group deployed on its routes. The contributions now form part of the flight operations expenses.

      Contributions made to the CAAC Infrastructure Development Fund during the relevant period are as follows:

                                                                                SIX-MONTH PERIODS
                                                     YEAR ENDED 31 DECEMBER,     ENDED 30 JUNE,
                                                    -------------------------  -------------------
                                                     2001     2002     2003       2003       2004
                                                    RMB'000  RMB'000  RMB'000    RMB'000    RMB'000
                                                                               (unaudited)
Contributions made to the CAAC
   Infrastructure Development Fund
   - netted off against traffic
       revenue                                      234,929  241,576   86,161       84,737       -
   - included in flight operations
       expenses                                           -        -        -            -  36,329
                                                    -------  -------  -------  -----------  ------
                                                    234,929  241,576   86,161       84,737  36,329
                                                    =======  =======  =======  ===========  ======

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

4. OPERATING REVENUE (Continued)

      An analysis of the operating revenue of the Airline Operations of Northern Airlines Group by geographical segment is set out as below:

                                      DOMESTIC   *INTERNATIONAL    TOTAL
                                      ---------  --------------  ---------
                                       RMB'000       RMB'000      RMB'000
YEAR ENDED 31 DECEMBER, 2001
Traffic revenue                       4,042,914       1,062,311  5,105,225
Other revenue                            98,122               -     98,122
                                      ---------  --------------  ---------
Total operating revenue               4,141,036       1,062,311  5,203,347
                                      =========  ==============  =========
YEAR ENDED 31 DECEMBER, 2002
Traffic revenue                       4,175,833         980,741  5,156,574
Other revenue                            87,343               -     87,343
                                      ---------  --------------  ---------
Total operating revenue               4,263,176         980,741  5,243,917
                                      =========  ==============  =========
YEAR ENDED 31 DECEMBER, 2003
Traffic revenue                       4,819,899       1,037,071  5,856,970
Other revenue                            71,765               -     71,765
                                      ---------  --------------  ---------
Total operating revenue               4,891,664       1,037,071  5,928,735
                                      =========  ==============  =========
SIX-MONTH PERIOD ENDED 30 JUNE, 2003
   (UNAUDITED)
Traffic revenue                       1,728,202         400,739  2,128,941
Other revenue                            37,685               -     37,685
                                      ---------  --------------  ---------
Total operating revenue               1,765,887         400,739  2,166,626
                                      =========  ==============  =========
SIX-MONTH PERIOD ENDED 30 JUNE, 2004
Traffic revenue                       2,791,181         600,267  3,391,448
Other revenue                            73,232               -     73,232
                                      ---------  --------------  ---------
Total operating revenue               2,864,413         600,267  3,464,680
                                      =========  ==============  =========

* Routes are mainly between the PRC and Hong Kong, Japan, Korea and other Asian countries.

     The major revenue-earning assets of the Airline Operations of Northern Airlines Group are its aircraft fleet, most of which are registered in the PRC. Since the aircraft of the Airline Operations of Northern Airlines Group are employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the non-aircraft identifiable assets of the Airline Operations of Northern Airlines Group are located in the PRC.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

5. OPERATING EXPENSES

      An analysis of the operating expenses during the relevant period is set out below:

                                                                            SIX-MONTH PERIODS
                                           YEARS ENDED 31 DECEMBER,          ENDED 30 JUNE,
                                       --------------------------------   ---------------------
                                         2001       2002        2003         2003       2004
                                Note    RMB'000    RMB'000     RMB'000     RMB'000     RMB'000
                                                                          (unaudited)
Jet fuel                               1,284,917  1,235,717   1,314,282      579,259    815,900
Aircraft maintenance                     682,020    921,163     972,324      472,731    373,135
Routes                                 1,142,689  1,201,567   1,215,101      547,775    690,186
Depreciation and amortisation
   - owned assets                        355,011    362,335     358,016      176,307    231,422
   - assets held under finance
      leases                             321,992    298,174     284,805      142,084    172,411
Amortisation of deferred
   expenditure                             1,432      1,531       2,685          632        586
Operating lease charges
   - aircraft and other flight
      equipment                                -          -      18,587            -     41,635
   - land and buildings                   35,475     48,368      31,907       31,993     47,131
Staff costs
   - salaries, wages and
      welfare                            368,382    449,825     530,600      250,682    305,524
   - contributions to defined
      contribution retirement
      schemes                             42,513     65,282      86,476       36,898     43,815
Office and administration                184,981    213,773     213,593       98,954    104,250
Impairment loss on aircraft
   and other flight equipment     (i)    433,378    346,654     555,349            -          -
Lump sum housing subsidy to
   eligible employees            (ii)    101,943      3,202           -            -          -
Others                                   374,118    404,002     405,853      228,726    269,362
                                       ---------  ---------   ---------   ----------  ---------
                                       5,328,851  5,551,593   5,989,578    2,566,041  3,095,357
                                       =========  =========   =========   ==========  =========

Note:

      (i) In light of the gradual opening of the aviation market in the PRC and the rapid change of the market price of aircraft during the relevant period, management reviewed the recoverable amount of its aircraft based on the estimated net cashflows. As a result, impairment losses of approximately RMB433 million and RMB347 million were recorded for the years ended 31 December, 2001 and 2002 respectively to write down the carrying amount of certain aircraft. The impairment losses were recognised in the combined statements of operations.

            In addition, in November 2003, the Airline Operations of Northern Airlines entered into agreements with an independent third party to dispose of its twenty-three McDonald Douglas 82 aircraft during the years 2003 to 2007 and then immediately lease back the aircraft under operating leases for a period of one to two years. Accordingly, the Airline Operations of Northern Airlines Group recorded an impairment loss for the year ended 31 December, 2003 of approximately RMB555 million, being the excess of the carrying amount of the aircraft over their recoverable amount as determined based on the agreed selling prices of the aircraft and estimated future cash flows from operating the aircraft prior to their disposals. The impairment loss was recognised in the combined statements of operations.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

5. OPERATING EXPENSES (Continued)

      (ii) Pursuant to the housing policy executed by the Airline Operations of Northern Airlines Group, the Airline Operations of Northern Airlines Group made payments totalling approximately RMB102 million and RMB3 million to eligible employees in 2001 and 2002 respectively for the purpose of subsidising the employees in purchasing their houses. Management considered that the lump sum payments were one-off in nature and the Airline Operations of Northern Airlines Group has no further obligation in relation to providing lump sum housing subsidies for its employees under PRC regulations.

6. INTEREST EXPENSE

      An analysis of the interest expense is set out below:

                                                                      SIX-MONTH PERIODS
                                      YEARS ENDED 31 DECEMBER,          ENDED 30 JUNE,
                                   ------------------------------   ----------------------
                                     2001       2002       2003        2003         2004
                                   RMB'000    RMB'000    RMB'000      RMB'000     RMB'000
                                                                    (unaudited)
Finance charges on obligations
   under finance leases             436,537    395,361    346,673       178,234    154,369
Interest on bank and other
   loans wholly repayable
   within five years                310,272    316,046    202,127       121,712     10,914
Interest on other loans              20,305     26,655     94,090        20,112     34,157
                                   --------   --------   --------   -----------   --------
                                    767,114    738,062    642,890       320,058    199,440
Less: Borrowing costs capitalised   (33,683)   (28,484)    (6,874)       (3,462)         -
      Amortisation of deferred
        credit (Note 22)             (8,826)    (8,826)    (8,826)       (4,413)    (4,413)
                                   --------   --------   --------   -----------   --------
Net interest expense                724,605    700,752    627,190       312,183    195,027
                                   ========   ========   ========   ===========   ========

      Borrowing costs have been capitalised at the following rates per annum during the relevant period:

                                                                      SIX-MONTH PERIODS
                                      YEARS ENDED 31 DECEMBER,          ENDED 30 JUNE,
                                     ----------------------------   ----------------------
                                     2001       2002       2003        2003         2004
                                                                    (unaudited)
Capitalisation rates                    6.5%       6.5%       5.9%          5.9%         -
                                     ======     ======     ======   ===========     ======

7. GAIN/(LOSS) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

      On 7 May, 2002, a McDonald Douglas 82 aircraft was crashed and had caused fatalities. Investigations with respect to the accident have been conducted by the CAAC and relevant PRC government departments. However, the results of the investigations have not yet been announced. The aircraft and passenger liabilities were fully insured. The Airline Operations of Northern Airlines Group recognised in the year ended 31 December, 2002 a gain of approximately RMB23 million, being the excess of insurance compensation received from the People's Insurance (Property) Company of China over the aggregate of the carrying amount of the aircraft and certain expenses incurred in connection with the accident.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

8. INCOME TAX

      Income tax in the combined statements of operations represents:

                                                                            SIX-MONTH PERIODS
                                               YEARS ENDED 31 DECEMBER,       ENDED 30 JUNE,
                                              --------------------------   --------------------
                                               2001     2002      2003        2003       2004
                                              RMB'000  RMB'000   RMB'000     RMB'000    RMB'000
                                                                           (unaudited)
PRC income tax                                    572      451        288            -   62,870
Deferred taxation (Note 23)                         -        -   (117,550)           -    4,430
                                              -------  -------   --------  -----------  -------
                                                  572      451   (117,262)           -   67,300
                                              =======  =======   ========  ===========  =======

      Pursuant to the income tax rules and regulations of the PRC, the Airline Operations of Northern Airlines Group is liable to PRC income tax at a rate of 33%.

      In respect of the overseas airline activities, the Airline Operations of Northern Airlines Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the relevant period.

      A reconciliation of the expected tax expense with the actual tax expense is as follows:

                                                                            SIX-MONTH PERIODS
                                           YEARS ENDED 31 DECEMBER,          ENDED 30 JUNE,
                                       -------------------------------      -----------------
                                        2001        2002         2003        2003      2004
                               Note    RMB'000    RMB'000      RMB'000      RMB'000   RMB'000
                                                                           (unaudited)
(Loss)/profit before income
   tax and minority interests         (539,574)  (1,150,834)  (1,368,729)  (689,733)  201,681
                                      ========   ==========   ==========   ========   =======
Expected PRC income tax
   (credit)/expense at 33%            (178,059)    (379,776)    (451,681)  (227,612)   66,555

Adjustments:
   - Non-deductible expenses   (i)      79,105       87,000        7,232      2,421       745
   - Deferred tax assets not
      recognised               (ii)    226,617      194,027      327,187    225,191         -
   - Provision for doubtful
      accounts made on
      inter-company balances   (iii)  (101,704)      (3,300)           -          -         -
   - Differences in income
      and expense
      recognition for certain
      inter-company
      transactions             (iv)    (25,387)     102,500            -          -         -
                                      --------   ----------   ----------   --------   -------
                                           572          451     (117,262)         -    67,300
                                      ========   ==========   ==========   ========   =======

Note:

(i) Non-deductible expenses mainly represent personnel and other miscellaneous expenses in excess of statutory deductible limits for taxation purpose and non-deductible one-off housing subsidies paid to eligible employees.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

8. INCOME TAX (Continued)

      (ii) Amounts mainly represent deferred tax assets in respect of taxable losses, provision for doubtful accounts, and repair charges capitalised which are not recognised. Based on projections for future taxable income, management did not forecast that sufficient taxable profits would arise to utilise these deferred tax assets.

      (iii) Amounts represent tax effects of provision for doubtful accounts made on inter-company balances, of which the corresponding deferred tax asset was not recognised as described in (ii) above. Such provision for doubtful accounts is eliminated on consolidation.

      (iv) Amounts represent tax effects of differences in the recognition of income and expenses in respect of certain inter-company transactions. Such differences in recognition of income and expenses are eliminated on consolidation.

      In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Tax Bureau, lease arrangements executed prior to 1 September, 1999 are exempted from PRC withholding tax.

      During the relevant period, PRC withholding tax payable in respect of the leases executed on or after 1 September, 1999, which has been included as part of the operating lease charges, are as follows:

                                                   SIX MONTH PERIODS
                       YEARS ENDED 31 DECEMBER,     ENDED 30 JUNE,
                      -------------------------    -------------------
                       2001      2002     2003      2003        2004
                      RMB'000  RMB'000  RMB'000    RMB'000     RMB'000
                                                 (unaudited)
PRC withholding tax         -        -      214            -     2,295
                      =======  =======  =======  ===========   =======

9. DIRECTORS' EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

      (i)   DIRECTORS' EMOLUMENTS

            No board of directors or similar corporate governance body was established by the Airline Operations of Northern Airlines during the relevant period. Accordingly, no directors' emoluments were paid during the relevant period.

      (ii)  INDIVIDUALS WITH HIGHEST EMOLUMENTS

            Details of emoluments paid to the five highest paid individuals are as follows:

                                                      SIX-MONTH PERIODS
                           YEARS ENDED 31 DECEMBER,     ENDED 30 JUNE,
                          -------------------------   -------------------
                           2001      2002    2003       2003       2004
                          RMB'000  RMB'000  RMB'000    RMB'000    RMB'000
                                                     (unaudited)
Salaries, allowances and
   benefits in kind           569      582    1,234          268      340
Retirement benefits           143      146      311          156       81
                          -------  -------  -------  -----------  -------
                              712      728    1,545          424      421
                          =======  =======  =======  ===========  =======

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

9. DIRECTORS' EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS (Continued)

      (ii)  INDIVIDUALS WITH HIGHEST EMOLUMENTS (Continued)

            An analysis of emoluments paid to the five highest paid individuals by number of individuals and emolument ranges is as follows:

                                                                                        SIX-MONTH PERIODS
                                                        YEARS ENDED 31 DECEMBER,          ENDED 30 JUNE,
                                                        ------------------------        -----------------
                                                          2001      2002      2003      2003         2004
                                                                                      (unaudited)
RMB Nil - RMB1,060,000
  (HK$1,000,000 equivalent)                                    5         5         5            5         5
                                                        ========  ========  ========  ===========  ========

            None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the relevant period.

10. PROPERTY, PLANT AND EQUIPMENT, NET

                                                                      OTHER
                                                   AIRCRAFT           FLIGHT
                                             ---------------------   EQUIPMENT,   MACHINERY,
                                                        HELD UNDER   INCLUDING    EQUIPMENT
                                                          FINANCE     ROTABLE         AND
                                 BUILDINGS     OWNED      LEASES       SPARES      VEHICLES        TOTAL
                                  RMB'000     RMB'000    RMB'000      RMB'000       RMB'000       RMB'000
COST:
At 1 January, 2001                 931,775   2,606,648   8,238,950    1,580,127       727,929    14,085,429
Reclassification on exercise of
   purchase options                      -     414,712    (414,712)           -             -             -
Additions                            7,311           -     744,089      164,153        71,795       987,348
Transferred from construction
   in progress                     107,590           -      17,511            -         5,364       130,465
Disposals                          (50,884)          -           -     (150,376)      (13,356)     (214,616)
                                 ---------   ---------  ----------   ----------   -----------    ----------

At 31 December, 2001               995,792   3,021,360   8,585,838    1,593,904       791,732    14,988,626
                                 ---------   ---------  ----------   ----------   -----------    ----------
ACCUMULATED DEPRECIATION
   AND IMPAIRMENT LOSSES:
At 1 January, 2001                  98,237     956,558   2,896,764      742,195       406,637     5,100,391
Reclassification on exercise of
   purchase options                      -     232,187    (232,187)           -             -             -
Depreciation for the year           25,598     114,287     321,992      142,325        72,801       677,003
Impairment loss for the year             -           -     433,378            -             -       433,378
Written back on disposal            (4,551)          -           -      (51,263)      (10,213)      (66,027)
                                 ---------   ---------  ----------   ----------   -----------    ----------

At 31 December, 2001               119,284   1,303,032   3,419,947      833,257       469,225     6,144,745
                                 ---------   ---------  ----------   ----------   -----------    ----------

NET BOOK VALUE:
At 31 December, 2001               876,508   1,718,328   5,165,891      760,647       322,507     8,843,881
                                 =========   =========  ==========   ==========   ===========    ==========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

10. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

                                                                        OTHER
                                                    AIRCRAFT            FLIGHT
                                             -----------------------   EQUIPMENT,    MACHINERY,
                                                          HELD UNDER   INCLUDING     EQUIPMENT
                                                           FINANCE      ROTABLE         AND
                                 BUILDINGS     OWNED        LEASES       SPARES       VEHICLES      TOTAL
                                  RMB'000     RMB'000       RMB'000     RMB'000       RMB'000      RMB'000
COST:
At 1 January, 2002                 995,792    3,021,360    8,585,838    1,593,904       791,732   14,988,626
Reclassification on exercise of
   purchase options                      -      134,394     (134,394)           -             -            -
Additions                            9,932        1,805      783,098      131,758        69,778      996,371
Transferred from construction
   in progress                     106,948            -       23,930            -         3,261      134,139
Disposals                         (132,730)     (26,628)    (130,233)     (14,811)      (32,795)    (337,197)
                                 ---------   ----------   ----------   ----------   -----------   ----------

At 31 December, 2002               979,942    3,130,931    9,128,239    1,710,851       831,976   15,781,939
                                 ---------   ----------   ----------   ----------   -----------   ----------
ACCUMULATED DEPRECIATION
   AND IMPAIRMENT LOSSES:
At 1 January, 2002                 119,284    1,303,032    3,419,947      833,257       469,225    6,144,745
Reclassification on exercise of
   purchase options                      -       63,837      (63,837)           -             -            -
Depreciation for the year           28,106      131,487      298,174      141,686        61,056      660,509
Impairment loss for the year             -       76,075      270,579            -             -      346,654
Written back on disposal           (13,203)     (26,002)     (69,078)     (13,944)      (14,468)    (136,695)
                                 ---------   ----------   ----------   ----------   -----------   ----------

At 31 December, 2002               134,187    1,548,429    3,855,785      960,999       515,813    7,015,213
                                 ---------   ----------   ----------   ----------   -----------   ----------

NET BOOK VALUE:
At 31 December, 2002               845,755    1,582,502    5,272,454      749,852       316,163    8,766,726
                                 =========   ==========   ==========   ==========   ===========   ==========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

10.   PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

                                                                          OTHER
                                                       AIRCRAFT          FLIGHT
                                              -----------------------   EQUIPMENT,   MACHINERY,
                                                           HELD UNDER   INCLUDING    EQUIPMENT
                                                            FINANCE      ROTABLE        AND
                                  BUILDINGS     OWNED        LEASES      SPARES       VEHICLES      TOTAL
                                   RMB'000     RMB'000      RMB'000      RMB'000      RMB'000      RMB'000
COST OR VALUATION:
At 1 January, 2003                  979,942    3,130,931    9,128,239    1,710,851      831,976    15,781,939
Transferred to owner upon the
   Reorganisation                  (595,923)    (188,265)           -      (45,212)    (148,678)     (978,078)
Reclassification on exercise of
   purchase options                       -      316,734     (316,734)           -            -             -
Additions                            19,777      842,368            -      378,451       31,492     1,272,088
Transferred from construction
   in progress                       21,454       27,289            -            -        3,570        52,313
Disposals                            (9,930)    (407,619)           -            -      (66,702)     (484,251)
Revaluation                         (59,821)  (1,720,993)  (3,902,701)    (768,623)    (347,332)   (6,799,470)
                                 ----------   ----------   ----------   ----------   ----------   -----------

At 31 December, 2003                355,499    2,000,445    4,908,804    1,275,467      304,326     8,844,541
                                 ----------   ----------   ----------   ----------   ----------   -----------

REPRESENTING:
Valuation - 2003                    355,499    2,000,445    4,908,804    1,275,467      304,326     8,844,541
                                 ----------   ----------   ----------   ----------   ----------   -----------
ACCUMULATED DEPRECIATION
   AND IMPAIRMENT LOSSES:
At 1 January, 2003                  134,187    1,548,429    3,855,785      960,999      515,813     7,015,213
Transferred to owner upon the
   Reorganisation                   (75,631)    (138,686)           -      (38,964)    (129,221)     (382,502)
Reclassification on exercise of
   purchase options                       -      242,435     (242,435)           -            -             -
Depreciation for the year            23,170      143,777      284,805      128,743       62,326       642,821
Impairment loss for the year              -      417,598      137,751            -            -       555,349
Written back on disposal             (7,313)    (312,825)           -            -      (27,974)     (348,112)
Elimination on revaluation          (74,413)  (1,900,728)  (4,035,906)  (1,050,778)    (420,944)   (7,482,769)
                                 ----------   ----------   ----------   ----------   ----------   -----------

At 31 December, 2003                      -            -            -            -            -             -
                                 ----------   ----------   ----------   ----------   ----------   -----------

NET BOOK VALUE:
At 31 December, 2003                355,499    2,000,445    4,908,804    1,275,467      304,326     8,844,541
                                 ==========   ==========   ==========   ==========   ==========   ===========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

10.   PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

                                                                         OTHER
                                                      AIRCRAFT          FLIGHT
                                             -----------------------   EQUIPMENT,  MACHINERY,
                                                          HELD UNDER   INCLUDING   EQUIPMENT
                                                           FINANCE      ROTABLE       AND
                                  BUILDINGS    OWNED        LEASES      SPARES      VEHICLES      TOTAL
                                   RMB'000    RMB'000      RMB'000      RMB'000     RMB'000      RMB'000
COST OR VALUATION:
At 1 January, 2004                  355,499   2,000,445    4,908,804    1,275,467     304,326    8,844,541
Reclassification on exercise of
   purchase options                       -      29,299      (29,299)           -           -            -
Additions                             4,678     824,946            -       68,570      19,304      917,498
Transferred from construction
   in progress                            -      32,084            -            -       9,295       41,379
Disposals                                 -    (265,840)           -            -      (1,799)    (267,639)
                                 ----------  ----------   ----------   ----------  ----------   ----------

At 30 June, 2004                    360,177   2,620,934    4,879,505    1,344,037     331,126    9,535,779
                                 ----------  ----------   ----------   ----------  ----------   ----------

REPRESENTING:
Cost                                  4,678     857,030            -       68,570      28,599      958,877
Valuation - 2003                    355,499   1,763,904    4,879,505    1,275,467     302,527    8,576,902
                                 ----------  ----------   ----------   ----------  ----------   ----------

                                    360,177   2,620,934    4,879,505    1,344,037     331,126    9,535,779
                                 ----------  ----------   ----------   ----------  ----------   ----------

ACCUMULATED DEPRECIATION
   AND IMPAIRMENT LOSSES:
At 1 January, 2004                        -           -            -            -           -            -
Reclassification on exercise of
   purchase options                       -       3,834       (3,834)           -           -            -
Depreciation for the period           8,155      97,982      172,411       82,383      42,902      403,833
Written back on disposal                  -      (7,737)           -            -      (1,584)      (9,321)
                                 ----------  ----------   ----------   ----------  ----------   ----------

At 30 June, 2004                      8,155      94,079      168,577       82,383      41,318      394,512
                                 ----------  ----------   ----------   ----------  ----------   ----------

NET BOOK VALUE:
At 30 June, 2004                    352,022   2,526,855    4,710,928    1,261,654     289,808    9,141,267
                                 ==========  ==========   ==========   ==========  ==========   ==========

      All of the buildings of the Airline Operations of Northern Airlines Group are located in the PRC.

      As required by the relevant PRC rules and regulations with respect to the Acquisition, the property, plant and equipment of the Airline Operations of Northern Airlines Group as at 31 December, 2003 were revalued for each asset class by China Enterprise Appraisal Co., Ltd. (the "PRC Valuers"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment of the Airline Operations of Northern Airlines Group as at 31 December, 2003 has been determined at approximately RMB8,845 million. Such amount will serve as the tax base for such assets for future years (see Note 23). Surplus arising from revaluation of certain property, plant and equipment totalling approximately RMB1,176 million has been credited to the owner's fund while deficit arising from the revaluation of certain property, plant and equipment totalling approximately RMB492 million has been charged as an expense for the year ended 31 December, 2003. The net surplus on the revaluation of the property, plant and equipment of approximately RMB684 million has been incorporated in the combined balance sheet of the Airline Operations of Northern Airlines Group as at 31 December, 2003.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

10.   PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

      The properties of the Airline Operations of Northern Airlines Group were also valued separately by Chesterton, independent qualified valuers in Hong Kong, as at 31 December, 2003. The value arrived at by Chesterton was approximately the same as that arrived at by the PRC valuers.

      The historical carrying amounts of the property, plant and equipment of the Airline Operations of Northern Airlines Group as at 31 December, 2003 and the revalued amounts of these assets were as follows:

                                   HISTORICAL
                                    CARRYING    REVALUATION  REVALUATION   REVALUED
                                     AMOUNT       SURPLUS      DEFICIT      AMOUNT
                                   -----------  -----------  -----------  -----------
                                       RMB'000      RMB'000      RMB'000      RMB'000
Buildings                              340,907       47,689       33,097      355,499
Aircraft
   - owned                           1,820,710      247,993       68,258    2,000,445
   - held under finance leases       4,775,599      211,730       78,525    4,908,804
Other flight equipment,
   including rotable spares            993,312      557,299      275,144    1,275,467
Machinery, equipment and vehicles      230,714      110,957       37,345      304,326
                                   -----------  -----------  -----------  -----------

                                     8,161,242    1,175,668      492,369    8,844,541
                                   ===========  ===========  ===========  ===========

      The effect of the above revaluation is to increase annual depreciation charges by approximately RMB154 million for year beginning 1 January, 2004. Had the property, plant and equipment been stated at cost less accumulated depreciation and impairment losses, the net book value of the property, plant and equipment of the Airline Operations of Northern Airlines Group as at 30 June, 2004 would have been approximately RMB8,622 million, made up as follows:

                                                   30 JUNE,
                                                     2004
                                                  ----------
                                                   RMB'000
Buildings                                           338,774
Aircraft
   - owned                                        2,453,130
   - held under finance leases                    4,600,945
Other flight equipment, including rotable spares    995,468
Machinery, equipment and vehicles                   233,469
                                                  ----------

                                                  8,621,786
                                                  ==========

      As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, certain aircraft of the Airline Operations of Northern Airlines Group with an aggregate carrying value of approximately RMB6,044 million, RMB6,396 million, RMB6,475 million and RMB6,941 million respectively, were mortgaged under certain loan and lease agreements (See Notes 18 and 19).

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED

10.   PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

      During the relevant period, the Airline Operations of Northern Airlines Group entered into certain lease agreements to lease several of its aircraft to other airlines. The terms of such leases generally range from one month to five years. As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, the cost or valuation and accumulated depreciation and impairment losses of the relevant aircraft were set out below:

                                                          31 DECEMBER,              30 JUNE,
                                                ---------------------------------   --------
                                                  2001        2002        2003        2004
                                                RMB'000     RMB'000      RMB'000     RMB'000
Cost or valuation                                   -           -             -      148,869
Accumulated depreciation and
   impairment losses                                -           -             -      (21,156)
                                                 ----        ----          ----      -------

                                                    -           -             -      127,713
                                                 ====        ====          ====      =======

      Total future minimum lease payments under non-cancellable operating leases of the Airline Operations of Northern Airlines Group are receivable as follows:

                                                          31 DECEMBER,              30 JUNE,
                                                --------------------------------    --------
                                                  2001        2002        2003        2004
                                                RMB'000     RMB'000      RMB'000     RMB'000
Within one year                                      -           -             -      51,395
After one year but within
  five years                                         -           -             -      88,405
                                                  ----        ----          ----     -------

                                                     -           -             -     139,800
                                                  ====        ====          ====     =======

11.   CONSTRUCTION IN PROGRESS

                                                                                 SIX-MONTH
                                                                                PERIOD ENDED
                                                YEARS ENDED 31 DECEMBER,          30 JUNE,
                                          -----------------------------------   ------------
                                            2001            2002        2003        2004
                                          RMB'000         RMB'000     RMB'000      RMB'000
Balance at 1 January,                     217,610         210,191     258,505      54,446
Additions                                 123,046         182,453     146,452      25,863
Transferred to property, plant and
   equipment                             (130,465)       (134,139)    (52,313)    (41,379)
Transferred to owner upon the
   Reorganisation                               -               -    (298,198)          -
                                         --------        --------    --------     -------

Balance at 31 December/30 June,           210,191         258,505      54,446      38,930
                                         ========        ========    ========     =======

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

12.   OTHER INVESTMENTS

                                               31 DECEMBER,               30 JUNE,
                                     --------------------------------     --------
                                      2001          2002       2003         2004
                                     RMB'000      RMB'000     RMB'000      RMB'000
Unlisted equity investment, at cost      -         68,209      68,209       68,209
                                       ===         ======      ======       ======

      Unlisted equity investment of the Airline Operations of Northern Airlines Group represents an interest in a PRC enterprise which is mainly engaged in the provision of general aviation services.

13.   DEFERRED EXPENDITURE

                                              31 DECEMBER,                30 JUNE,
                                    --------------------------------      --------
                                      2001       2002         2003          2004
                                    RMB'000     RMB'000      RMB'000       RMB'000
Losses deferred in connection
   with aircraft sale and
   leaseback arrangements (Note)          -           -       14,641       134,677
Others                               10,497      10,725        9,869         9,780
                                     ------      ------       ------       -------

                                     10,497      10,725       24,510       144,457

Less: Accumulated amortisation       (2,168)     (3,459)      (6,509)      (22,364)
                                     ------      ------       ------       -------

                                      8,329       7,266       18,001       122,093
                                     ======      ======       ======       =======

      Note: Pursuant to certain sale and leaseback arrangements, the Airline
            Operations of Northern Airlines Group disposed of its four McDonald Douglas 82 aircraft and seven McDonald Douglas 82 aircraft during the year ended 31 December, 2003 and the six-month period ended 30 June, 2004 respectively to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of one to two years. The excess of the aircraft's fair value over the sales proceeds on the date of disposal were initially deferred and amortised over the period the aircraft were expected to be used to increase the future operating lease charges.

14.   INVENTORIES

                                                31 DECEMBER,              30 JUNE,
                                       -------------------------------    --------
                                        2001        2002        2003        2004
                                       RMB'000     RMB'000     RMB'000     RMB'000
Expendable spare parts and
   maintenance materials               588,136     661,456     517,350     534,870
Other supplies                          44,224      41,665      23,689      18,046
                                       -------     -------     -------     -------

                                       632,360     703,121     541,039     552,916

Less: Provision for obsolescence        (6,656)     (9,161)     (6,071)     (8,823)
                                       -------     -------     -------     -------

                                       625,704     693,960     534,968     544,093
                                       =======     =======     =======     =======

      No significant amount of inventories was carried at net realisable value as at 31 December, 2001, 2002 and 2003 and 30 June, 2004.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

15.   TRADE RECEIVABLES

      Credit terms granted by the Airline Operations of Northern Airlines Group to sales agents and other customers generally range from one to three months. An aging analysis of trade receivables, net of provision for doubtful accounts, is set out below:

                                                    31 DECEMBER,          30 JUNE,
                                             ---------------------------  --------
                                               2001      2002      2003     2004
                                             RMB'000   RMB'000   RMB'000   RMB'000
Within 1 month                               147,399   183,834   219,014   359,003
More than 1 month but less than 3 months      14,257    37,623    18,938    38,375
More than 3 months but less than 12
   months                                      3,618    19,217     4,591       780
                                             -------   -------   -------   -------

                                             165,274   240,674   242,543   398,158
                                             =======   =======   =======   =======

      As at 31 December, 2003 and 30 June, 2004, the Airline Operations of Northern Airlines Group had amount due from a fellow subsidiary of approximately RMB186 million and RMB345 million respectively which was included in trade receivables.

16.   OTHER RECEIVABLES AND PREPAID EXPENSES

      Other receivables and prepaid expenses comprise:

                                                31 DECEMBER,              30 JUNE,
                                       -------------------------------    --------
                                         2001       2002        2003        2004
                                       RMB'000     RMB'000     RMB'000     RMB'000
Prepaid expenses and deposits           25,152      23,502      19,581      36,486
Amount due from CSAHC                        -           -      15,284     426,374
Amounts due from related companies      29,463       2,177       4,408       5,435
Loans receivable                        88,928      60,269           -           -
Manufacturers' credit receivables       77,535     105,215      60,257      78,238
Amount due from insurance company        4,490      38,248      26,111      25,905
Property, plant and equipment and
   spare part sale receivable          148,503           -           -           -
Other receivables                       77,103      68,150      41,977      28,337
                                       -------     -------     -------     -------

                                       451,174     297,561     167,618     600,775

Less: Provision for doubtful accounts  (91,587)    (90,507)    (25,984)    (34,665)
                                       -------     -------     -------     -------

                                       359,587     207,054     141,634     566,110
                                       =======     =======     =======     =======

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

17.   CASH AND CASH EQUIVALENTS

                                                    31 DECEMBER,            30 JUNE,
                                            -----------------------------   --------
                                               2001       2002      2003      2004
                                             RMB'000    RMB'000   RMB'000   RMB'000
Cash at bank and in hand                    1,049,413   589,740   542,046   234,733
Time deposits with maturity within
   three months                               259,489   165,478         -         -
                                            ---------   -------   -------   -------

                                            1,308,902   755,218   542,046   234,733
                                            =========   =======   =======   =======


18.   BANK AND OTHER LOANS

      The bank and other loans of the Airline Operations of Northern Airlines Group under current liabilities comprise:

                                                    31 DECEMBER,           30 JUNE,
                                          -------------------------------  --------
                                            2001        2002       2003      2004
                                           RMB'000     RMB'000    RMB'000   RMB'000
Short term bank loans                     1,377,200   1,226,373   194,502   120,011
Short term loans from CSAHC                       -   1,750,000         -   309,490
Current portion of long term bank loans   1,111,675   1,195,412   375,045   337,756
                                          ---------   ---------   -------   -------

                                          2,488,875   4,171,785   569,547   767,257
                                          =========   =========   =======   =======


      The weighted average interest rate on short term bank loans of the Airline Operations of Northern Airlines Group was 6.1%, 5.1%, 1.7% and 3.1% as at 31 December, 2001, 2002 and 2003 and 30 June, 2004 respectively.

      The short term loans from CSAHC, which bear interest rates ranging from 1.9% to 6.0% per annum, were unsecured.

      In addition, in 2003, CSAHC made short term advances amounting to approximately RMB500 million to the Airline Operations of Northern Airlines Group. These advances are unsecured, interest free and repayable on demand. These advances were fully repaid during 2003.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

18.   BANK AND OTHER LOANS (Continued)

      The long term bank loans of the Airline Operations of Northern Airlines Group comprise:

                                                                      31 DECEMBER,               30 JUNE,
                                INTEREST RATES AND          --------------------------------     --------
BANK LOANS                        FINAL MATURITY              2001        2002        2003        2004
                                                            RMB'000      RMB'000     RMB'000     RMB'000
Renminbi denominated       Floating interest rates
                             as specified by the
                             People's Bank of China
                             ranging from 5.76% to
                             7.15% per annum as at
                             30 June, 2004, with
                             maturities through 2014        3,223,228   1,890,657     643,058     381,335

                           Fixed interest rates ranging
                             from 5.94% to 6.53% per
                             annum, with maturities
                             through 2003                     128,400     109,800           -           -

US dollars denominated     Floating interest rate of
                             6 months LIBOR+0.3% per
                             annum, being 1.72% per
                             annum as at 30 June, 2004,
                             with maturities through 2013           -           -   1,613,986   1,531,172

                           Fixed interest rates ranging
                             from 6.13% to 8.18% per
                             annum, with maturities
                             through 2009                     602,810     488,138     270,068     236,620
                                                            ---------   ---------   ---------   ---------

                                                            3,954,438   2,488,595   2,527,112   2,149,127
                           Less: loans due within one
                                   year classified as
                                   current liabilities      1,111,675   1,195,412     375,045     337,756
                                                            ---------   ---------   ---------   ---------

                                                            2,842,763   1,293,183   2,152,067   1,811,371
                                                            =========   =========   =========   =========

      The aggregate maturities of the bank and other loans of the Airline Operations of Northern Airlines Group are analysed as follows:

                                                          31 DECEMBER,                 30 JUNE,
                                             -------------------------------------     --------
                                                2001         2002           2003         2004
                                              RMB'000       RMB'000       RMB'000       RMB'000
BANK AND OTHER LOANS DUE:
Within one year                              2,488,875     4,171,785       569,547       767,257
In the second year                           1,597,315       449,515       420,045       261,209
In the third to fifth year, inclusive        1,161,894       616,064       777,993       709,652
After the fifth year                            83,554       227,604       954,029       840,510
                                            ----------    ----------     ---------     ---------

                                             5,331,638     5,464,968     2,721,614     2,578,628
Portion classified as current liabilities   (2,488,875)   (4,171,785)     (569,547)     (767,257)
                                            ----------    ----------     ---------     ---------

                                             2,842,763     1,293,183     2,152,067     1,811,371
                                            ==========    ==========     =========     =========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

18.   BANK AND OTHER LOANS (Continued)

      As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, bank loans of the Airline Operations of Northern Airlines Group totalling approximately RMB1,074 million, RMB1,259 million, RMB2,527 million and RMB2,149 million respectively were secured by mortgages over certain aircraft (See Note 10).

      In connection with the Reorganisation, bank loans totalling approximately RMB5,083 million as at 31 December, 2003 were assumed by the owner of Northern Airlines.

      As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, certain bank loans of the Airline Operations of Northern Airlines Group were guaranteed by the following parties:

                                                                            31 DECEMBER,             30 JUNE,
                                                                ---------------------------------   ---------
                                                                   2001        2002        2003        2004
                                                                 RMB'000     RMB'000     RMB'000     RMB'000
CAAC                                                              550,350     399,800           -           -
CSAHC                                                             575,000     695,000   1,808,488   1,651,183
China Aviation Supplies Import
   and Export Corporation                                       2,090,000     972,773           -           -
Bank of China                                                     341,907     262,251      81,496      67,606
The Industrial and Commercial Bank
   of China                                                       260,903     225,887     188,572     169,014
                                                                ---------   ---------   ---------   ---------
                                                                3,818,160   2,555,711   2,078,556   1,887,803
                                                                =========   =========   =========   =========

19.   OBLIGATIONS UNDER FINANCE LEASES

      The Airline Operations of Northern Airlines Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring through 2012, which are repayable as follows:

                                           31 DECEMBER, 2001                       31 DECEMBER, 2002
                                --------------------------------------   ------------------------------------
                                 PAYMENTS      INTEREST    OBLIGATIONS    PAYMENTS     INTEREST   OBLIGATIONS
                                  RMB'000       RMB'000      RMB'000      RMB'000      RMB'000      RMB'000
BALANCE DUE:
Within one year                  1,369,844       393,251       976,593    1,354,214      330,554    1,023,660
In the second year               1,286,131       321,344       964,787    1,335,380      274,436    1,060,944
In the third to fifth year,
   inclusive                     4,084,664       663,123     3,421,541    4,400,721      551,095    3,849,626
After the fifth year             2,370,131       281,257     2,088,874    1,958,013      167,818    1,790,195
                                ----------    ----------   -----------   ----------   ----------  -----------

                                 9,110,770     1,658,975     7,451,795    9,048,328    1,323,903    7,724,425
                                ==========    ==========                 ==========   ==========
Less: Balance due within
        one year classified
        as current liabilities                                (976,593)                            (1,023,660)
                                                           -----------                            -----------
                                                             6,475,202                              6,700,765
                                                           ===========                            ===========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

19.   OBLIGATIONS UNDER FINANCE LEASES (Continued)

                                            31 DECEMBER, 2003                            30 JUNE, 2004
                                -----------------------------------------   ---------------------------------------
                                  PAYMENTS       INTEREST     OBLIGATIONS     PAYMENTS      INTEREST    OBLIGATIONS
                                  RMB'000        RMB'000        RMB'000       RMB'000       RMB'000       RMB'000
BALANCE DUE:
Within one year                   1,335,091        264,922      1,070,169     1,300,241       237,194     1,063,047
In the second year                1,210,381        210,740        999,641     1,213,393       180,150     1,033,243
In the third to fifth year,
   inclusive                      4,266,482        390,900      3,875,582     3,858,697       304,988     3,553,709
After the fifth year              1,078,942         56,923      1,022,019       854,606        39,415       815,191
                                -----------    -----------    -----------   -----------   -----------   -----------

                                  7,890,896        923,485      6,967,411     7,226,937       761,747     6,465,190
                                ===========    ===========                  ===========   ===========

Less: Balance due within
        one year classified
        as current liabilities                                 (1,070,169)                               (1,063,047)
                                                              -----------                               -----------

                                                                5,897,242                                 5,402,143
                                                              ===========                               ===========

      The obligations under finance leases by currency are analysed as follows:

                                                                              31 DECEMBER,                30 JUNE,
                                                                  ------------------------------------   ----------
                                                                     2001         2002         2003         2004
                                                                    RMB'000      RMB'000      RMB'000      RMB'000
US dollars denominated                                             5,748,520    5,862,948    4,841,087    4,346,698
Japanese yen denominated                                           1,703,275    1,861,477    2,126,324    2,118,492
                                                                  ----------   ----------   ----------   ----------

                                                                   7,451,795    7,724,425    6,967,411    6,465,190
                                                                  ==========   ==========   ==========   ==========

      Under the terms of the leases, the Airline Operations of Northern Airlines Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

      As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, certain aircraft with carrying amount of approximately RMB5,166 million, RMB5,272 million, RMB4,909 million and RMB4,711 million respectively were mortgaged to secure facilities with financial institutions granted to lessors with outstanding obligations totalling approximately RMB7,452 million, RMB7,724 million, RMB6,967 million and RMB6,465 million respectively. In addition, the relevant insurance policies in respect of the aircraft held under finance leases are assigned to the lessors.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

20.   OTHER LIABILITIES AND ACCRUED EXPENSES

      Other liabilities and accrued expenses represent:

                                                           31 DECEMBER,                30 JUNE,
                                               ------------------------------------   ----------
                                                  2001         2002         2003         2004
                                                 RMB'000      RMB'000      RMB'000      RMB'000
Accrued expenses                                  841,095    1,058,025      885,134    1,146,534
CAAC Infrastructure Development
   Fund payable                                   512,137      288,722       54,994       38,745
Business and other taxes payable                   33,053       26,518        3,457       21,347
Salary and staff welfare payable                   26,178       36,535       26,424       31,187
Property, plant and equipment
   purchase payable                               183,382        8,670        8,710            -
Other liabilities                                 244,685      260,564      156,573      165,550
                                               ----------   ----------   ----------   ----------
                                                1,840,530    1,679,034    1,135,292    1,403,363
                                               ==========   ==========   ==========   ==========

21.   ACCOUNTS PAYABLE

      An ageing analysis of accounts payable is as follows:

                                                                 31 DECEMBER,          30 JUNE,
                                                         ---------------------------   --------
                                                           2001     2002       2003      2004
                                                         RMB'000   RMB'000   RMB'000   RMB'000
Due within 1 month or on demand                           56,838    45,924    27,169     31,117
Due after 1 month but within 3 months                     85,257    68,887    40,753     46,675
Due after 3 months but within 6 months                   113,676    91,848    54,337     62,234
                                                         -------   -------   -------   --------
                                                         255,771   206,659   122,259    140,026
                                                         =======   =======   =======   ========

22.   DEFERRED CREDIT

      Deferred credit comprises:

                                                                             SIX-MONTH PERIODS
                                               YEARS ENDED 31 DECEMBER,        ENDED 30 JUNE,
                                            -----------------------------    ------------------
                                             2001        2002       2003      2003        2004
                                            RMB'000    RMB'000    RMB'000    RMB'000    RMB'000
                                                                           (unaudited)
Balance at 1 January,                        56,641     47,815     38,989     38,989     30,163
Amortisation for the year/period (Note 6)    (8,826)    (8,826)    (8,826)    (4,413)    (4,413)
                                            -------    -------    -------    -------    -------

Balance at 31 December/30 June,              47,815     38,989     30,163     34,576     25,750
                                            =======    =======    =======    =======    =======

      The Airline Operations of Northern Airlines Group entered into several aircraft finance lease arrangements with certain independent third parties, under which the Airline Operations of Northern Airlines Group received cash benefits of approximately Rmb88 million upon the inception of the respective leases. The benefits are initially deferred and amortised over the terms of the respective leases to reduce the future finance lease charges.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

23. DEFERRED TAXATION

      Movements in deferred tax assets are as follows:

                                                                               SIX-MONTH PERIODS
                                               YEARS ENDED 31 DECEMBER,          ENDED 30 JUNE,
                                            ------------------------------   ---------------------
                                              2001       2002       2003        2003        2004
                                            RMB'000    RMB'000    RMB'000     RMB'000     RMB'000
                                                                             (unaudited)
Balance at 1 January,                              -          -          -           -      24,743
Transferred from/(to)
   combined statements of
   operations (Note 8)                             -          -    117,550           -      (4,430)
Recognised in owner's fund                         -          -     24,743           -           -
Net deferred tax assets eliminated
   against owner's fund                            -          -   (117,550)          -           -
                                            --------   --------   --------    --------    --------
Balance at 31 December/30 June,                    -          -     24,743           -      20,313
                                            ========   ========   ========    ========    ========

      The deferred taxation assets were made up of the following taxation effect:

                                                            31 DECEMBER,                 30 JUNE,
                                               --------------------------------------   ----------
                                                  2001          2002          2003         2004
                                       Note     RMB'000       RMB'000       RMB'000      RMB'000
DEFERRED TAX ASSETS:
Impairment losses on property, plant
   and equipment                        (ii)      473,140       587,536             -            -
Provision for doubtful accounts                    74,544             -             -            -
Repair charges                          (ii)      438,979       490,550             -            -
Inventories                            (iii)            -             -        24,743       20,313
                                               ----------    ----------    ----------   ----------

TOTAL DEFERRED TAX ASSETS                         986,663     1,078,086        24,743       20,313
                                               ----------    ----------    ----------   ----------

DEFERRED TAX LIABILITIES:
Tax depreciation in excess of
   accounting depreciation              (ii)     (986,663)   (1,078,086)            -            -
                                               ----------    ----------    ----------   ----------

TOTAL DEFERRED TAX LIABILITIES                   (986,663)   (1,078,086)            -            -
                                               ----------    ----------    ----------   ----------

                                                        -             -        24,743       20,313
                                               ==========    ==========    ==========   ==========

      Note:

      (i) The balance of tax losses as at 31 December, 2003 will no longer be available to be carried forward to off-set future taxable income of the Airline Operations of Northern Airlines Group upon completion of the Reorganisation and Acquisition. In this connection, deferred tax asset arising from tax losses amounting to approximately RMB118 million as at 31 December, 2003 was eliminated against owner's fund.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

23.   DEFERRED TAXATION (Continued)

      (ii) As described in Note 10, in connection with the Reorganisation and Acquisition, property, plant and equipment of the Airline Operations of Northern Airlines Group were revalued as at 31 December, 2003. Such revalued amount will serve as the tax base for these assets for future years. As a result, the temporary differences that gave rise to the deferred tax assets and liabilities relating to the items above as at 31 December, 2003 were eliminated against owner's fund.

            An analysis of the deferred tax assets/(liabilities) which have been eliminated against owner's fund is set out below:

                                                         RMB'000
DEFERRED TAX ASSETS:
Impairment losses on property, plant and equipment         762,115
Repair charges                                             410,739
                                                        ----------

TOTAL DEFERRED TAX ASSETS                                1,172,854
                                                        ----------

DEFERRED TAX LIABILITIES:
Tax depreciation in excess of accounting depreciation   (1,172,854)
                                                        ----------

TOTAL DEFERRED TAX LIABILITIES                          (1,172,854)
                                                        ----------

                                                                 -
                                                        ==========

      (iii) In connection with the Reorganisation and Acquisition, inventories of the Airline Operations of Northern Airlines Group, which as at 31 December, 2003 had a carrying amount of approximately RMB534 million, were revalued as required by the relevant PRC rules and regulations. The revalued amount of inventories has been determined at approximately RMB609 million. Such amount will serve as the tax base for future years. The inventories were not revalued for financial reporting purposes and accordingly, a deferred tax asset of approximately RMB25 million was created with a corresponding increase in owner's fund. Based upon projections of future taxable income, management believes it is more likely than not the Airline Operations of Northern Airlines Group will realise the benefits of the deferred tax asset.

      An analysis of the amount of deductible temporary differences for which no deferred tax asset is recognised in the combined balance sheets is set out below:

                                             31 DECEMBER,              30 JUNE,
                                  ---------------------------------   ---------
                                     2001        2002        2003        2004
                                   RMB'000     RMB'000     RMB'000     RMB'000
Tax losses                          558,506     840,382           -           -
Provision for doubtful accounts     548,361     795,321           -           -
Repair charges                       64,221     123,345           -           -
                                  ---------   ---------   ---------   ---------

                                  1,171,088   1,759,048           -           -
                                  =========   =========   =========   =========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

24.   RELATED PARTY TRANSACTIONS

      During the period from 1 January, 2001 to 31 December, 2002, the Airline Operations of Northern Airlines Group was under the direct control of the CAAC and therefore, the transactions conducted with the CAAC and its affiliates during the period from 1 January, 2001 to 31 December, 2002 are presented as related party transactions. However, such control was shifted to CSAHC during late 2002. Consequently, transactions with the CAAC and its affiliates are no longer presented as related party transactions from 1 January, 2003 onward.

      The principal recurring and non-recurring related party transactions between the Airline Operations of Northern Airlines Group and the CAAC and its affiliates, and CSAHC and its affiliates during the relevant period are summarised as follows:

                                                                                                   SIX-MONTH PERIODS
                                                                 YEARS ENDED 31 DECEMBER,             ENDED 30 JUNE,
                                                             ---------------------------------   ---------------------
                                                                2001        2002        2003        2003        2004
                                                    Note      RMB'000     RMB'000     RMB'000     RMB'000     RMB'000
                                                                                                (unaudited)
EXPENSES

PAID TO CAAC AND ITS AFFILIATES
Handling charges                                       (i)       2,377       2,428           -           -           -
Jet fuel supplies                                     (ii)   1,130,283   1,142,378           -           -           -
Aircraft insurance                                   (iii)      36,136      72,907           -           -           -
Ticket reservation service charges                    (iv)      62,635      67,133           -           -           -
Passenger departure and cargo handling charges         (v)      18,526      19,140           -           -           -
Aircraft and traffic service charges                  (vi)     456,482     541,488           -           -           -
Commission expense                                   (vii)      22,751      17,726           -           -           -

PAID TO CSAHC AND ITS AFFILIATES
Interest expense                                    (viii)           -       8,155           -           -         185
Rentals for land and buildings                        (ix)           -           -           -           -      32,035
Air catering expenses                                  (x)           -           -           -           -      32,105

INCOME

RECEIVED FROM CAAC AND ITS AFFILIATES
Maintenance service income                            (xi)      23,740      22,259           -           -           -
Ground service income                                (xii)       7,428       6,927           -           -           -
Aircraft lease income                               (xiii)           -       7,286           -           -           -
Commission income                                    (xiv)      25,279      19,695           -           -           -

RECEIVED FROM CSAHC AND ITS AFFILIATES
Aircraft lease income                               (xiii)           -           -           -           -      49,152

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

24.   RELATED PARTY TRANSACTIONS (Continued)

      Note:

      (i) Handling charges represent fees payable to China Aviation Supplies Import and Export Corporation, a corporation controlled by the CAAC, in connection with the procurement of aircraft and flight equipment on behalf of the Airline Operations of Northern Airlines Group. Handling charges are calculated based on a fixed percentage of the purchase value and other charges.

      (ii) Jet fuel supplies represent purchases of jet fuel at the then prevailing state controlled prices from China Aviation Oil Supply Company, Lan Tian Oil Supply Company and certain other suppliers, which are controlled by the CAAC.

      (iii) Aircraft insurance represents insurance premiums payable to the CAAC which arranges aviation insurance covering hull, war and passenger liability risk on behalf of the PRC airlines with the People's Insurance (Property) Company of China. Insurance premiums are allocated to individual PRC airlines by the CAAC based on the value of the airlines' aircraft and after taking into account the claims history of the airlines.

      (iv) Ticket reservation service charges represent fees payable to the CAAC in respect of computer reservation services rendered by the CAAC at charge rates determined based on the utilisation of the computer reservation system.

      (v) Passenger departure and cargo handling charges are payable to the CAAC for use of the computerised passenger departure and cargo handling systems installed at certain PRC airports. The charges are levied based on the utilisation of these systems.

      (vi) Aircraft and traffic service charges represent landing and take-off fees payable to various PRC airports in respect of landing and take-off slots allocated to the Airline Operations of Northern Airlines Group and other ancillary services provided. Fees are payable by the Airline Operations of Northern Airlines Group based on the scale rates published by the CAAC.

      (vii) Commission expense represents commissions payable to CAAC's sales offices and other PRC airlines in connection with services provided in exchange for air tickets sold by them. These commissions are calculated based on a fixed rate ranging from 1.5% to 9% on the ticket value as stipulated by the CAAC.

      (viii) Interest expense represents the interest incurred on certain unsecured loans from CSAHC. The applicable interest rates are in accordance with the rates published by the People's Bank of China (see Note 18).

      (ix) Rentals were paid to CSAHC under lease arrangements for certain land and buildings in the PRC. The rentals are determined based on prevailing market rates.

      (x) Air catering expenses represent purchases of in-flight meals and related services from certain affiliates of CSAHC. Prices charged by these suppliers to the Airline Operations of Northern Airlines Group are similar to those charged to other PRC airlines.

      (xi) Maintenance service income represents the fees received in connection with the provision of aircraft maintenance services to other airlines controlled by the CAAC.

      (xii) Ground service income represents the fees receivable from certain airlines controlled by the CAAC in respect of ground services provided by the Airline Operations of Northern Airlines Group in certain PRC airports.

      (xiii) Aircraft lease income for the years in the two-year period ended 31 December, 2002 represent rentals receivable in respect of short term leasing of aircraft to certain PRC airlines controlled by the CAAC.

             Aircraft lease income for the six-month period ended 30 June, 2004 represents rentals receivable in respect of short term leasing of aircraft to a CSAHC's affiliate. The rentals are determined based on prevailing market rates.

      (xiv) Commission income represents commission receivable from certain PRC airlines controlled by the CAAC in connection with air tickets sold by the Airline Operations of Northern Airlines Group for which the carriage was provided by such airlines. Commission is calculated based on a fixed rate ranging from 3% to 9% on the ticket value as stipulated by the CAAC.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

24.   RELATED PARTY TRANSACTIONS (Continued)

      Details of loans borrowed from and/or guaranteed by CSAHC and loans guaranteed by the CAAC and its affiliates are disclosed in Note 18.

      Management of the Airline Operations of Northern Airlines Group is of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the relevant government regulations governing such transactions.

25.   RETIREMENT BENEFITS

      Employees of the Airline Operations of Northern Airlines Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Airline Operations of Northern Airlines Group are located. The Airline Operations of Northern Airlines Group is required to contribute to these schemes at rates ranging from 14% to 20% of salary costs, including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Airline Operations of Northern Airlines Group are assumed by these schemes. Contributions to the retirement schemes made by the Airline Operations of Northern Airlines Group during the relevant period are as follows:

                                                         SIX-MONTH PERIODS
                            YEARS ENDED 31 DECEMBER,       ENDED 30 JUNE,
                           ---------------------------   -----------------
                            2001       2002     2003       2003      2004
                           RMB'000   RMB'000   RMB'000   RMB'000   RMB'000
                                                       (unaudited)
Amounts of contributions    42,513    65,282    86,476    36,898    43,815
                           =======   =======   =======   =======   =======

26.   COMMITMENTS AND CONTINGENCIES

      (i)   CAPITAL COMMITMENTS

            The Airline Operations of Northern Airlines Group had capital commitments as follows:

                                                     31 DECEMBER,              30 JUNE,
                                          ---------------------------------   ---------
                                             2001        2002        2003        2004
                                           RMB'000     RMB'000     RMB'000     RMB'000
Commitments in respect of aircraft
    and related equipment:
    - authorised and contracted for       3,608,101   2,618,215     917,874     860,435
                                          ---------   ---------   ---------   ---------

Other commitments:
    - authorised and contracted for           2,606       2,109       7,355       2,279
    - authorised but not contracted for      29,971      40,076      38,472      46,627
                                          ---------   ---------   ---------   ---------

                                             32,577      42,185      45,827      48,906
                                          ---------   ---------   ---------   ---------

                                          3,640,678   2,660,400     963,701     909,341
                                          =========   =========   =========   =========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

26.   COMMITMENTS AND CONTINGENCIES (Continued)

      (i)   CAPITAL COMMITMENTS (Continued)

            As at 30 June, 2004, the Airline Operations of Northern Airlines Group had on order two Airbus 321-200 aircraft and certain flight equipment, scheduled for deliveries in the second half of 2004 and in 2005. Deposits of approximately RMB185 million have been made towards the purchase of these aircraft and related equipment. As at 30 June, 2004, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment are as follows:

                            RMB'000
Payments due
    - within one year       112,025
    - in the second year    748,410
                            -------
                            860,435
                            =======

      (ii)  OPERATING LEASE COMMITMENTS

            The total future minimum lease payments payable by the Airline Operations of Northern Airlines Group under non-cancellable operating leases in respect of aircraft and flight equipment are payable as follows:

                                                          31 DECEMBER,              30 JUNE,
                                               ---------------------------------   ---------
                                                  2001        2002        2003        2004
                                                RMB'000     RMB'000     RMB'000     RMB'000
Payments due
    - within one year                                  -           -      92,130     166,408
    - in the second to fifth year, inclusive           -           -   1,614,070   1,780,561
    - after the fifth year                             -           -   3,765,609   3,497,896
                                               ---------   ---------   ---------   ---------

                                                       -           -   5,471,809   5,444,865
                                               =========   =========   =========   =========

            Leases for aircraft and flight equipment are generally run for an initial period of between one to ten years. The rental payments for aircraft and flight equipment are fixed during the lease period. None of the leases includes contingent rentals.

      (iii) CONTINGENT LIABILITIES

            Pursuant to a purchase agreement dated 6 April, 2000, the Airline Operations of Northern Airlines Group placed a procurement order for certain aircraft with a PRC manufacturer, at a total purchase price of approximately RMB180 million, with deliveries in 2002. In 2002, prior to the deliveries of aircraft, the Airline Operations of Northern Airlines Group decided to terminate the procurement order due to a change of its air fleet requirements. Currently, the Airline Operations of Northern Airlines Group has been working with the manufacturer in getting an appropriate new buyer for the aircraft.

            In this connection, a provision for termination charge of approximately RMB17 million was recognised in the combined statement of operations for the year ended 31 December, 2002. The provision made was recorded under sub-item "Others, net" under Non-operating income/(expenses) in the combined statement of operations. Such provision has been arrived at by management of the Airline Operations of Northern Airlines Group after taking into account all relevant information available to the Airline Operations of Northern Airlines Group, including the estimated differences between the purchase prices committed by the Airline Operations of Northern Airlines Group and the purchase prices that may be probably agreed by the new buyer.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

26.   COMMITMENTS AND CONTINGENCIES (Continued)

      (iii) CONTINGENT LIABILITIES (Continued)

            As part of the Acquisition, CSAHC has agreed to indemnify the Company against any losses caused by the termination of the aircraft procurement order in excess of approximately RMB17 million.

27.   CONCENTRATION OF RISKS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

      LIQUIDITY RISK

            The liquidity of the Airline Operations of Northern Airlines Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due and to renew/refinance these debt obligations where necessary and, on its ability to obtain adequate external loan finance to meet its committed future capital expenditures. With the support of certain PRC banks and CSAHC, the Airline Operations of Northern Airlines Group was able to renew its short term debts and refinance part of its long term debts during the relevant period. With regards to the twelve-month period ending 30 June, 2005, the Airline Operations of Northern Airlines Group has planned to seek the renewals of short term debts amounting to RMB430 million. The Airline Operations of Northern Airlines Group has planned to finance its committed capital expenditures and other financing requirements through available internal funds. Based on the recent negotiations with the principal bankers of the Airline Operations of Northern Airlines Group, management believes that the planned loan renewals will be available to the Airline Operations of Northern Airlines Group.

            Management has carried out a detailed review of the cash flow forecast of the Airline Operations of Northern Airlines Group for the twelve-month period ending 30 June, 2005. Based on the results of such review, management has determined that adequate liquidity exists to finance the working capital, debt repayment obligations and capital expenditure requirements of the Airline Operations of Northern Airlines Group during the forecasted period. In preparing the cash flow forecast, management has considered historical cash requirements of the Airline Operations of Northern Airlines Group as well as other key factors, including the availability of the above-mentioned loan renewals which may impact the operations of the Airline Operations of Northern Airlines Group during the next twelve-month period. Management is of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

      BUSINESS AND ECONOMIC RISKS

            The Airline Operations of Northern Airlines Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risk not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations, and competition in the passenger, cargo and mail airlines services industry.

      INTEREST RATE RISK

            The Airline Operations of Northern Airlines Group has significant exposure to interest rate fluctuation as a significant portion of its loans are interest bearing at floating rates. Fluctuation in interest rates affects the results of the Airline Operations of Northern Airlines Group significantly because the Airline Operations of Northern Airlines Group is not able to hedge its interest rate exposure effectively. The interest rates and maturity information of the bank and other loans of the Airline Operations of Northern Airlines Group and the maturity information of the finance lease obligations of the Airline Operations of Northern Airlines Group are disclosed in Notes 18 and 19 respectively.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

27.   CONCENTRATION OF RISKS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

      FOREIGN CURRENCY RISK

            The Airline Operations of Northern Airlines Group has significant exposure to foreign currency as substantially all of its lease obligations and a significant portion of its bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese yen. Depreciation or appreciation of Renminbi against foreign currencies affects the results of the Airline Operations of Northern Airlines Group significantly because the foreign currency payments of the Airline Operations of Northern Airlines Group significantly exceed its foreign currency receipts. The Airline Operations of Northern Airlines Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with authorised PRC banks.

      CREDIT RISKS

            Substantially all of the cash and cash equivalents of the Airline Operations of Northern Airlines Group are deposited with PRC financial institutions.

            Prior to 2003, a significant portion of the air tickets of the Airline Operations of Northern Airlines Group were sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. As at 31 December, 2001 and 2002, the balance due from BSP agents amounted to approximately RMB77 million and RMB98 million respectively.

            Beginning in 2003, a significant portion of the air tickets of the Airline Operations of Northern Airlines Group are sold through the sale network of the Company and flight revenue uplifted by the Airline Operations of Northern Airlines Group is billed and collected from the Company. As at 31 December, 2003 and 30 June, 2004, the receivable due from the Company amounted to approximately RMB186 million and RMB345 million respectively.

      SELF INSURANCE RISK

            The Airline Operations of Northern Airlines Group maintains a limited amount of property insurance in respect of certain personal and real property.

      FAIR VALUE

            Financial assets of the Airline Operations of Northern Airlines Group include cash and cash equivalents, other investments, trade receivables, and other receivables and prepaid expenses. Financial liabilities of the Airline Operations of Northern Airlines Group include bank and other loans, obligations under finance leases, other liabilities and accrued expenses and accounts payable. The Airline Operations of Northern Airlines Group did not hold nor issue any financial instruments for trading purposes during the relevant period. The Airline Operations of Northern Airlines Group did not have any positions in derivative contracts as at 31 December, 2001, 2002 and 2003 and 30 June, 2004.

            The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial
      Instruments: Recognition and Measurement". Fair value estimates, methods and assumptions, set forth below for the financial instruments of the Airline Operations of Northern Airlines Group are made solely to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Financial Information. The estimated fair value amounts have been determined by the Airline Operations of Northern Airlines Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Airline Operations of Northern Airlines Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

27.   CONCENTRATION OF RISKS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

      FAIR VALUE (Continued)

            The following summarise the major methods and assumptions used in estimating the fair values of the financial instruments of the Airline Operations of Northern Airlines Group.

      Long term debts

            The fair values of the long term debts are estimated by discounting future cash flows using current market interest rates offered to the Airline Operations of Northern Airlines Group for debts with substantially the same characteristics and maturities. As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, the carrying amounts and fair values of the long term debts of the Airline Operations of Northern Airlines Group are as follows:

                                             31  DECEMBER,                                     30 JUNE,
                  -------------------------------------------------------------------   ---------------------
                          2001                   2002                    2003                   2004
                  --------------------  ---------------------   ---------------------   ---------------------
                   CARRYING     FAIR     CARRYING      FAIR      CARRYING     FAIR      CARRYING      FAIR
                    AMOUNT     VALUE      AMOUNT      VALUE       AMOUNT      VALUE      AMOUNT       VALUE
                   RMB'000    RMB'000    RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000
Long term debts   3,954,438  3,962,240  2,488,595   2,526,135   2,527,112   2,549,524   2,149,127   2,166,144
                  =========  =========  =========   =========   =========   =========   =========   =========

      Other investments

            Other investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

      Finance lease obligations

            The economic characteristics of the leases of the Airline Operations of Northern Airlines Group vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

      Other financial instruments

            The fair values of all other financial instruments approximate their carrying amounts due to the nature or short term maturity of these instruments.

28.   SUBSIDIARY

      The particulars of the subsidiary of the Airline Operations of Northern Airlines as at 30 June, 2004 are as follows:

                                               ATTRIBUTABLE
                         PLACE AND DATE OF    EQUITY INTEREST
                           ESTABLISHMENT/    -----------------  ISSUED/REGISTERED
    NAME OF COMPANY          OPERATION       DIRECT   INDIRECT      CAPITAL        PRINCIPAL ACTIVITIES
                                               %          %
China Northern Airlines  PRC                     75          -    USD3,800,000     Aircraft repair and
   Aircraft Maintenance  8 November, 1997                                          maintenance
   Co., Ltd.                                                                       services

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

29.   RECONCILIATION AND SUPPLEMENTARY COMBINED STATEMENTS OF CASH FLOWS
      INFORMATION

      (i) Reconciliation of (loss)/profit before income tax and minority interests to net cash from/(used in) operating activities is as follows:

                                                                                        SIX-MONTH PERIODS
                                                YEARS ENDED 31 DECEMBER,                  ENDED 30 JUNE,
                                       -----------------------------------------    --------------------------
                                           2001           2002           2003           2003           2004
                                         RMB'000        RMB'000        RMB'000        RMB'000        RMB'000
                                                                                    (unaudited)
(Loss)/profit before income tax and
   minority interests                     (539,574)    (1,150,834)    (1,368,729)      (689,733)       201,681
Depreciation and amortisation              678,435        662,040        647,263        319,023        419,777
Amortisation of deferred credit             (8,826)        (8,826)        (8,826)        (4,413)        (4,413)
Impairment loss on aircraft and
   other flight equipment                  433,378        346,654        555,349              -              -
Deficit on revaluation of property,
   plant and equipment                           -              -        492,369              -              -
(Gain)/loss on disposal of property,
   plant and equipment                     (14,634)       (22,873)          (729)        (3,224)           439
Interest income                            (59,903)       (28,583)       (12,943)        (6,921)        (4,257)
Interest expense                           724,605        700,752        627,190        312,183        195,027
Unrealised exchange (gain)/loss, net      (254,610)       161,210        246,001            568        (22,880)
(Increase)/decrease in inventories         (69,439)       (68,256)       118,253         14,508         (9,125)
Decrease/(increase) in trade
   receivables                             139,044        (75,400)       (49,909)        45,005       (155,615)
(Increase)/decrease in other
   receivables and prepaid expenses        (35,626)       152,533       (136,603)      (320,635)      (487,346)
Increase/(decrease) in accounts
   payable                                  94,680        (49,112)        26,022         22,408         17,767
(Decrease)/increase in sales in
   advance of carriage                     (47,933)        48,236        (92,039)       (68,108)        (5,525)
Increase in other liabilities and
   accrued expenses                         51,849        158,730        144,465        222,361        272,890
                                       -----------    -----------    -----------    -----------    -----------

Cash generated from/(used in)
   operations                            1,091,446        826,271      1,187,134       (156,978)       418,420

Interest received                           58,506         26,938         11,337          6,828          3,399
Interest paid                             (759,523)      (749,664)      (657,922)      (339,503)      (199,846)
Income tax paid                               (314)          (715)          (321)             -              -
                                       -----------    -----------    -----------    -----------    -----------

Net cash from/(used in)
   operating activities                    390,115        102,830        540,228       (489,653)       221,973
                                       ===========    ===========    ===========    ===========    ===========

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

29. RECONCILIATION AND SUPPLEMENTARY COMBINED STATEMENTS OF CASH FLOWS INFORMATION (Continued)

      (ii)  DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

            (a)   Acquisition of aircraft

                                                                  SIX-MONTH PERIODS
                                 YEARS ENDED 31 DECEMBER,           ENDED 30 JUNE,
                            ---------------------------------   ---------------------
                               2001        2002        2003        2003        2004
                             RMB'000     RMB'000     RMB'000     RMB'000     RMB'000
                                                               (unaudited)
Aircraft acquired under
   finance leases             744,089     783,098           -           -           -
Net cash proceeds from
   manufacturers' credit      414,722     547,629           -           -           -
                            ---------   ---------   ---------   ---------   ---------

Finance lease obligations
   incurred                 1,158,811   1,330,727           -           -           -
                            =========   =========   =========   =========   =========

            (b)   Net liabilities assumed by owner of Northern Airlines

                  As disclosed in Note 2, in connection with the Reorganisation and the Acquisition, certain assets and liabilities that were not to be acquired by the Company, but were historically associated with the Airline Operations of Northern Airlines Group, were assumed by owner of Northern Airlines. The net liabilities assumed by owner of Northern Airlines other than cash and cash equivalents amounted to approximately RMB4,679 million.

30.   ULTIMATE HOLDING COMPANY

      Management of the Airline Operations of Northern Airlines consider the ultimate holding company to be CSAHC, a state-owned enterprise established in the PRC.

(VI)  SUBSEQUENT EVENTS

      In July 2001, the Airline Operations of Northern Airlines Group filed a claim with a PRC court against a shareholder (the "minority shareholder") of a previous non-wholly owned subsidiary, China Northern Swan Airlines Co. Ltd. ("CNSA") for its failure to contribute capital of approximately RMB62 million to the subsidiary. In 2002, the minority shareholder filed a defence and a counterclaim against the Airline Operations of Northern Airlines Group demanding
(i) a monetary compensation of approximately RMB0.3 million plus legal costs;
(ii) voidance of certain transactions conducted by CNSA with the Airline Operations of Northern Airlines Group which could result in losses to the Airline Operations of Northern Airlines Group in the estimated sum of approximately RMB50 million; and (iii) restoration of certain operating lease arrangements for eight McDonald Douglas 82 aircraft previously leased by the Airline Operations of Northern Airlines Group to CNSA.

APPENDIX II                      ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

(VI)  SUBSEQUENT EVENTS (CONTINUED)

      The Airline Operations of Northern Airlines Group made a provision of approximately RMB32 million in the combined statement of operation for the year ended 31 December, 2002. The provision was recorded under sub-item "Others, net" under Non-operating income/(expenses) in the combined statement of operations. Such provision was arrived at by management of the Airline Operations of Northern Airlines Group after taking into account all relevant information of available to the Airline Operations of Northern Airlines Group.

      In August 2004, an out-of-court settlement was reached amongst the parties. Pursuant to the out-of-court settlement agreement, the Airline Operations of Northern Airlines Group paid approximately RMB32 million to the minority shareholder and in return the minority shareholder revoked its counterclaim against the Airline Operations of Northern Airlines Group.

(VII) SUBSEQUENT FINANCIAL STATEMENTS

      No audited financial statements have been prepared by the Airline Operations of Northern Airlines Group in respect of any period subsequent to 30 June, 2004.

                                                           Yours faithfully,
                                                                KPMG
                                                    Certified Public Accountants
                                                              Hong Kong

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

      The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed "Documents available for inspection" in Appendix IX, a copy of the following accountants' report is available for inspection.

[KPMG LOGO]                                           8th Floor
                                                      Prince's Building
                                                      10 Chater Road
                                                      Hong Kong

The Directors
China Southern Airlines Company Limited
Baiyun International Airport
Guangzhou
People's Republic of China

                                                               12 November, 2004

Dear Sirs,

INTRODUCTION

      We set out below our report on the financial information relating to the airline and airline related operations (the "Airline Operations") of Xinjiang Airlines Company ("Xinjiang Airlines") and its subsidiaries ("Xinjiang Airlines Group"), in Sections I to VI below (the "Financial Information"), including the combined balance sheets as at 31 December, 2001, 2002 and 2003 and 30 June, 2004, the combined statements of operations, the combined statements of changes in owner's fund and the combined statements of cash flows for each of the years in the three-year period ended 31 December, 2003 and the six-month period ended 30 June, 2004 (the "relevant period"), and the notes thereto, for inclusion in the shareholders' circular of China Southern Airlines Company Limited (the "Company") dated 12 November, 2004 (the "Circular").

      Xinjiang Airlines was established on 1 January, 1985 in the People's Republic of China (the "PRC") and is a wholly-owned subsidiary of China Southern Air Holding Company ("CSAHC"), the ultimate holding company of the Company. It is principally engaged in the provision of domestic and international passenger, cargo and mail airline services, with flights operating primarily from Urumqi International Airport which is the main base of Xinjiang Airlines in the PRC. In addition, Xinjiang Airlines Group also engages in other non airline related operations (the "Non Airline Operations") mainly consisting of property operations which provide supporting services to Xinjiang Airlines Group.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

      CSAHC has undergone a reorganisation (the "Reorganisation") in connection with the proposed acquisition of the Airline Operations of Xinjiang Airlines Group by the Company. As part of the Reorganisation, the operations and businesses and the assets and liabilities of Xinjiang Airlines Group were segregated into two operations, namely the Airline Operations and the Non Airline Operations on 31 December, 2003.

      Pursuant to the Sale and Purchase Agreement, as described more fully in the section headed "The Sale and Purchase Agreement" in the letter from the Board contained in the Circular, the Company will acquire the Airline Operations of Xinjiang Airlines Group together with the related assets and liabilities. However, certain assets within the Airline Operations of Xinjiang Airlines Group are not to be acquired by the Company.

      Xinjiang Airlines Group prepares financial statements in accordance with the relevant accounting rules and regulations in the PRC. The financial statements of the Airline Operations of Xinjiang Airlines Group were not required to be audited by independent auditors during the relevant period.

BASIS OF PREPARATION

      The Financial Information has been prepared by management of the Airline Operations of Xinjiang Airlines Group based on the management accounts of the Airline Operations of Xinjiang Airline Group and on the bases set out in Section V Notes 2 and 3 to conform with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. IFRS includes International Accounting Standards and interpretations.

RESPECTIVE RESPONSIBILITIES OF MANAGEMENT AND REPORTING ACCOUNTANTS

      Management of the Airline Operations of Xinjiang Airlines Group are responsible for the preparation of the Financial Information which gives a true and fair view. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

      It is our responsibility to form an independent opinion, based on our audit, on the Financial Information.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

BASIS OF OPINION

      As a basis for forming an opinion on the Financial Information, for the purpose of this report, we have audited the Financial Information of the Airline Operations of Xinjiang Airlines Group for the relevant period in accordance with Statements of Auditing Standards and Guidelines issued by Hong Kong Institute of Certified Public Accountants ("HKICPA") and we have carried out such additional procedures as we considered necessary in accordance with the Auditing Guidelines "Prospectuses and the Reporting Accountant" issued by the HKICPA. We have not audited any financial statements of the Airline Operations of Xinjiang Airlines Group in respect of any period subsequent to 30 June, 2004.

      An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Information. It also includes an assessment of the significant estimates and judgements made by management of the Airline Operations of Xinjiang Airlines Group in the preparation of the Financial Information, and of whether the accounting policies are appropriate to the circumstances of the Airline Operations of Xinjiang Airlines Group, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Information is free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of Financial Information. We believe that our audit provides a reasonable basis for our opinion.

OPINION

      In our opinion, the Financial Information for the purpose of this report, and on the basis of presentation set out in Section V Notes 2 and 3, gives a true and fair view of the combined state of affairs of the Airline Operations of Xinjiang Airlines Group as at 31 December, 2001, 2002 and 2003 and 30 June, 2004, and of the combined results and combined cash flows of the Airline Operations of Xinjiang Airlines Group for each of the years in the three-year period ended 31 December, 2003 and the six-month period ended 30 June, 2004 and has been properly prepared in accordance with IFRS.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(I)   COMBINED STATEMENTS OF OPERATIONS

                                                                                             SIX-MONTH PERIODS
                                                     YEARS ENDED 31 DECEMBER,                  ENDED 30 JUNE,
                                            -----------------------------------------    --------------------------
                                                2001           2002           2003          2003            2004
                                      Note    RMB'000        RMB'000        RMB'000        RMB'000        RMB'000
                                                                                         (unaudited)
OPERATING REVENUE
Traffic revenue                               2,048,009      2,215,380      2,075,074        717,310      1,176,300
Other operating revenue                         126,231        137,732         76,559         55,840         38,776
                                            -----------    -----------    -----------    -----------    -----------

TOTAL OPERATING REVENUE                  4    2,174,240      2,353,112      2,151,633        773,150      1,215,076
                                            -----------    -----------    -----------    -----------    -----------

OPERATING EXPENSES
Flight operations                             1,001,641      1,036,133      1,061,919        486,999        639,339
Maintenance                                     200,572        203,311        250,380        108,795        126,536
Aircraft and traffic servicing                  201,941        205,208        275,658        111,190        134,088
Promotion and sales                              99,966        117,333        137,562         54,577         80,877
General and administrative                       86,380         98,247        119,052         51,434         61,279
Depreciation and amortisation                   314,991        352,150        346,304        166,247        173,177
Others                                                -        143,717              -              -              -
                                            -----------    -----------    -----------    -----------    -----------

TOTAL OPERATING EXPENSES                 5    1,905,491      2,156,099      2,190,875        979,242      1,215,296
                                            -----------    -----------    -----------    -----------    -----------

OPERATING PROFIT/(LOSS)                         268,749        197,013        (39,242)      (206,092)          (220)
                                            -----------    -----------    -----------    -----------    -----------

NON-OPERATING INCOME/(EXPENSES)
Interest income                                   2,530          1,347          1,776            347            746
Interest expense                         6     (189,165)      (184,018)      (201,415)       (81,352)       (69,417)
Exchange gain/(loss), net                         3,198           (345)           792            534            (64)
Loss on disposal of property, plant
   and equipment                                 (8,581)        (2,219)        (7,943)        (3,893)          (800)
Deficit on revaluation of property,
   plant and equipment                   9            -              -       (234,835)             -              -
                                            -----------    -----------    -----------    -----------    -----------

TOTAL NON-OPERATING EXPENSES, NET              (192,018)      (185,235)      (441,625)       (84,364)       (69,535)
                                            -----------    -----------    -----------    -----------    -----------

PROFIT/(LOSS) BEFORE INCOME TAX
   AND MINORITY INTERESTS                        76,731         11,778       (480,867)      (290,456)       (69,755)
Income tax                               7      (35,782)        (9,492)       155,808         95,258         24,048
                                            -----------    -----------    -----------    -----------    -----------

PROFIT/(LOSS) BEFORE MINORITY
   INTERESTS                                     40,949          2,286       (325,059)      (195,198)       (45,707)
Minority interests                                    -            522         25,957            824          1,396
                                            -----------    -----------    -----------    -----------    -----------

NET PROFIT/(LOSS)                                40,949          2,808       (299,102)      (194,374)       (44,311)
                                            ===========    ===========    ===========    ===========    ===========

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(II)  COMBINED BALANCE SHEETS

                                                            31 DECEMBER,                  30 JUNE,
                                               --------------------------------------    ----------
                                                  2001          2002          2003          2004
                                        Note     RMB'000       RMB'000       RMB'000       RMB'000
NON-CURRENT ASSETS
Property, plant and equipment, net         9    4,127,530     4,387,744     4,140,976     4,043,708
Construction in progress                  10       61,450        66,144        32,223        13,404
Other investments                                     890           890             -             -
Lease and equipment deposits                      243,256        53,715        53,715        53,620
Deferred tax assets                       19            -             -             -        19,195
                                               ----------    ----------    ----------    ----------

TOTAL NON-CURRENT ASSETS                        4,433,126     4,508,493     4,226,914     4,129,927
                                               ----------    ----------    ----------    ----------

CURRENT ASSETS
Inventories                               11       73,117        60,056        59,231        71,311
Trade receivables                         12      162,634       183,623        96,288       125,212
Other receivables and prepaid
   expenses                               13      117,134       168,737       130,234       169,295
Cash and cash equivalents                 14      256,685       246,387       376,781       286,998
                                               ----------    ----------    ----------    ----------

TOTAL CURRENT ASSETS                              609,570       658,803       662,534       652,816
                                               ----------    ----------    ----------    ----------

CURRENT LIABILITIES
Bank and other loans                      15      693,027       890,271       932,780     1,056,639
Other liabilities and accrued
   expenses                               16      521,511       637,228       702,481       718,783
Accounts payable                          17       71,643        92,603        93,987       128,638
Sales in advance of carriage                       36,947        19,488         3,268             -
Tax payable                                        17,267        14,267         1,857             -
                                               ----------    ----------    ----------    ----------

TOTAL CURRENT LIABILITIES                       1,340,395     1,653,857     1,734,373     1,904,060
                                               ----------    ----------    ----------    ----------

NET CURRENT LIABILITIES                          (730,825)     (995,054)   (1,071,839)   (1,251,244)
                                               ----------    ----------    ----------    ----------

TOTAL ASSETS LESS CURRENT LIABILITIES           3,702,301     3,513,439     3,155,075     2,878,683
                                               ----------    ----------    ----------    ----------

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(II)  COMBINED BALANCE SHEETS (CONTINUED)

                                                  31 DECEMBER,              30 JUNE,
                                       ---------------------------------   ---------
                                         2001        2002        2003        2004
                                Note    RMB'000     RMB'000     RMB'000     RMB'000
NON-CURRENT LIABILITIES AND
   DEFERRED ITEMS
Bank and other loans              15   2,384,972   2,051,386   1,960,461   1,735,037
Provision for major overhauls     18     150,708     161,594     182,727     182,319
Deferred tax liabilities          19     122,691     132,183       4,853           -
                                       ---------   ---------   ---------   ---------

TOTAL NON-CURRENT LIABILITIES          2,658,371   2,345,163   2,148,041   1,917,356
                                       ---------   ---------   ---------   ---------

MINORITY INTERESTS                             -      94,735      78,173      76,777
                                       ---------   ---------   ---------   ---------
                                       1,043,930   1,073,541     928,861     884,550
                                       =========   =========   =========   =========

Representing:
OWNER'S FUND - SURPLUS                 1,043,930   1,073,541     928,861     884,550
                                       =========   =========   =========   =========

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(III) COMBINED STATEMENTS OF CHANGES IN OWNER'S FUND

                                                          Note     RMB'000
Surplus of owner's fund as at 1 January, 2001                      1,018,312
Net profit for the year                                               40,949
Distributions to owner                                               (15,331)
                                                                 -----------

SURPLUS OF OWNER'S FUND AS AT 31 DECEMBER, 2001                    1,043,930
                                                                 ===========

Surplus of owner's fund as at 1 January, 2002                      1,043,930
Net profit for the year                                                2,808
Contributions from owner                                              26,803
                                                                 -----------

SURPLUS OF OWNER'S FUND AS AT 31 DECEMBER, 2002                    1,073,541
                                                                 ===========

Surplus of owner's fund as at 1 January, 2003                      1,073,541
Net loss for the year                                               (299,102)
Assets distributed to owner in connection with the
   Reorganisation and Acquisition                            2       (47,802)
Surplus arising from revaluation of property, plant and
   equipment, net of minority interests' share               9       227,452
Elimination of net deferred tax assets                      19       (23,625)
Recognition of deferred tax liabilities                     19        (4,853)
Contributions from owner                                               3,250
                                                                 -----------

SURPLUS OF OWNER'S FUND AS AT 31 DECEMBER, 2003                      928,861
                                                                 ===========

Surplus of owner's fund as at 1 January, 2004                        928,861
Net loss for the period                                              (44,311)
                                                                 -----------

SURPLUS OF OWNER'S FUND AS AT 30 JUNE, 2004                          884,550
                                                                 ===========

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(IV)  COMBINED STATEMENTS OF CASH FLOWS

                                                                                                            SIX-MONTH PERIODS
                                                                        YEARS ENDED 31 DECEMBER,              ENDED 30 JUNE,
                                                                 ------------------------------------   ------------------------
                                                                    2001         2002         2003         2003          2004
                                                       Note        RMB'000      RMB'000      RMB'000      RMB'000       RMB'000
                                                                                                        (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES                     25(i)      326,210      560,964      295,738        23,699       69,672
                                                                 ----------   ----------   ----------   -----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from disposal of property,
   plant and equipment                                               21,183       25,119       39,398        16,107          286
Proceeds from disposal of
   long term investment                                                   -            -          890           890            -
Payment of lease and
   equipment deposits                                               (22,365)           -            -             -            -
Refund of lease and equipment
   deposits                                                         207,984      189,541            -             -            -
Capital expenditures                                             (1,071,705)    (697,919)    (157,216)     (102,804)     (58,176)
Purchase of long term investments                                      (890)           -            -             -            -
                                                                 ----------   ----------   ----------   -----------   ----------
NET CASH USED IN INVESTING ACTIVITIES                              (865,793)    (483,259)    (116,928)      (85,807)     (57,890)
                                                                 ----------   ----------   ----------   -----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from bank and other loans                                1,195,000    1,435,000    1,656,259       645,000      297,770
Repayment of bank and other loans                                  (528,315)  (1,568,342)  (1,704,675)     (563,080)    (399,335)
Capital contribution received from
   minority shareholders                                             92,394       45,339            -             -            -
Repayment of principal under
   finance lease obligations                                       (129,712)           -            -             -            -
                                                                 ----------   ----------   ----------   -----------   ----------

NET CASH FROM/(USED IN) FINANCING ACTIVITIES                        629,367      (88,003)     (48,416)       81,920     (101,565)
                                                                 ----------   ----------   ----------   -----------   ----------

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                 89,784      (10,298)     130,394        19,812      (89,783)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR/PERIOD               166,901      256,685      246,387       246,387      376,781
                                                                 ----------   ----------   ----------   -----------   ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR/PERIOD                     256,685      246,387      376,781       266,199      286,998
                                                                 ==========   ==========   ==========   ===========   ==========

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION

1.    PRINCIPAL ACTIVITIES AND REORGANISATION

      Xinjiang Airlines Company ("Xinjiang Airlines") was established on 1 January, 1985 in the People's Republic of China (the "PRC") and is a wholly-owned subsidiary of China Southern Air Holding Company ("CSAHC"), the ultimate holding company of China Southern Airlines Company Limited (the "Company"). Xinjiang Airlines together with its subsidiaries ("Xinjiang Airlines Group") is principally engaged in the provision of domestic and international passenger, cargo and mail airline services, with flights operating primarily from Urumqi International Airport which is the main base of Xinjiang Airlines in the PRC. In addition, Xinjiang Airlines Group also engages in other non airline related operations (the "Non Airline Operations") mainly consisting of property operations which provide supporting services to Xinjiang Airlines Group.

      CSAHC has undergone a reorganisation (the "Reorganisation") in connection with the proposed acquisition of the airline and airline related operations (the "Airline Operations") of Xinjiang Airlines Group by the Company (the "Acquisition"). As part of the Reorganisation, the operations and businesses and the assets and liabilities of Xinjiang Airlines Group were segregated into two operations, namely the Airline Operations and the Non Airline Operations on 31 December, 2003.

      Pursuant to the Sale and Purchase Agreement, as described more fully in the section headed "The Sale and Purchase Agreement" in the letter from the Board contained in the Circular, the Company will acquire the Airline Operations of Xinjiang Airlines Group together with the related assets and liabilities. However, certain assets within the Airline Operations of Xinjiang Airlines Group are not to be acquired by the Company.

2.    BASIS OF PRESENTATION

      The Financial Information for each of the years in the three-year period ended 31 December, 2003 and for the six-month period ended 30 June, 2004 presents the results of the Airline Operations of Xinjiang Airlines Group as if the Reorganisation had taken place and the Airline Operations of Xinjiang Airlines Group had been in operation on a stand alone basis as of the earliest date presented and had been in existence throughout the relevant period. The Financial Information for each of the years in the three-year period ended 31 December, 2003 includes the results related to those assets that were not to be acquired by the Company, but were historically associated with the Airline Operations of Xinjiang Airlines Group. As at 31 December, 2003, the assets not to be acquired by the Company consisted of the following:

                                        RMB'000
Property, plant and equipment, net       46,272
Trade and other receivables               1,530
                                        -------

Assets distributed to owner              47,802
                                        =======

      The assets within the Airline Operations of Xinjiang Airlines Group not to be acquired by the Company on 31 December, 2003 were reflected as assets distributed to owner of Xinjiang Airlines in the combined statements of owner's fund as at 31 December, 2003.

      As a result of the distribution of the above assets as at 31 December, 2003 to the owner, the Financial Information for the six-month period ended 30 June, 2004 presents the results of the assets and liabilities, revenues and expenses of the Airline Operations of Xinjiang Airlines Group to be acquired by the Company.

      Notwithstanding the Airline Operations of Xinjiang Airlines Group having net current liabilities as at 30 June, 2004, the Financial Information has been prepared on a going concern basis on the assumption that the Airline Operations of Xinjiang Airlines Group will be able to generate adequate cash flows from operations and to obtain adequate external financing to enable the Airline Operations of Xinjiang Airlines Group to meet its debts as they fall due and to meet its committed future capital expenditure (see Note 22).

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3.    PRINCIPAL ACCOUNTING POLICIES

      (a)   STATEMENT OF COMPLIANCE

            The Financial Information has been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and interpretations.

      (b)   BASIS OF PREPARATION

            The Financial Information is prepared on the historical cost basis as modified by the revaluation of property, plant and equipment, as explained in Note 9. The accounting policies described below have been consistently applied during the relevant period.

      (c)   BASIS OF CONSOLIDATION

            A subsidiary is an enterprise controlled by the Airline Operations of Xinjiang Airlines. Control exists when the Airline Operations of Xinjiang Airlines has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

            The financial results of subsidiaries are included in the Financial Information from the date that control commences until the date that control ceases, and the share attributable to minority interests is deducted from or added to the profit/loss after income tax. All significant intercompany balances and transactions and any unrealised gains and losses arising from intercompany transactions are eliminated on consolidation.

            The particulars of the principal subsidiaries are set out in Note
      24.

      (d)   PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

            (i) Property, plant and equipment are initially stated at cost less accumulated depreciation and impairment losses (see Note
                  (f)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the period of construction. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including the cost of repairs and maintenance, is expensed as it is incurred.

            (ii) Subsequent to the revaluation carried out as at 31 December, 2003, which was based on depreciated replacement costs (Note
                  9), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation and impairment losses at the date of revaluation is eliminated against the gross carrying amount of the asset and the net asset restated to the revalued amount of the asset. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which the asset belongs is revalued simultaneously. When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to owner's fund. However, a revaluation increase is recognised as an income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the combined statements of operations. However, a revaluation decrease is charged directly against owner's fund to the extent that the decrease does not exceed the amount previously credited to owner's fund in respect of the same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3.    PRINCIPAL ACCOUNTING POLICIES (Continued)

      (d)   PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION (Continued)

            (iii) Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the combined statements of operations on the date of retirement or disposal.

            (iv) Depreciation is calculated to write off the cost, or revalued amount, where appropriate, of property, plant and equipment on a straight line basis over their estimated useful lives, to residual values, using the following depreciation rates:

                                                  DEPRECIATION RATES
                                                  ------------------
BUILDINGS                                            2.43% -  6.17%
Owned and finance leased aircraft                    4.75% - 12.13%
Other flight equipment
    -  Jet engines                                   4.75% - 12.13%
    -  Others, including rotable spares              9.79% - 12.13%
Machinery and equipment                              9.70% - 11.40%
Vehicles                                            16.17%

      (e)   LEASED ASSETS

            Flight equipment under finance leases is stated at an amount equal to the lower of its fair value and the present value of minimum lease payments at inception of the lease, and is amortised on a straight line basis over the shorter of the lease term or estimated useful life of the asset to residual value. In cases where title to the asset will be acquired by the Airline Operations of Xinjiang Airlines Group at the end of the lease, the asset is amortised on a straight line basis over the estimated useful life of the asset to its residual value.

            Amounts payable in respect of finance leases are apportioned between charges and reductions of obligations based on the interest rates implicit in the leases. Interest charges are included in the combined statements of operations to provide a constant periodic rate of charge over the lease term.

            Operating lease payments are charged to the combined statements of operations on a straight line basis over the terms of the related leases.

      (f)   IMPAIRMENT OF ASSETS

            The carrying amounts of the assets, other than inventories (see Note
      (i)), trade and other receivables (see Note (j)) and deferred tax assets (see Note (m)) of the Airline Operations of Xinjiang Airlines Group, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the combined statements of operations.

            The Airline Operations of Xinjiang Airlines Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3.    PRINCIPAL ACCOUNTING POLICIES (Continued)

      (g)   CONSTRUCTION IN PROGRESS

            Construction in progress is stated in the combined balance sheets at cost less impairment losses (see Note (f)). Cost comprises direct costs of construction as well as interest expense and exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charge during the periods of construction and installation.

            Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the asset for its intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.

      (h)   INVESTMENTS

            Investments, which represent unquoted available-for-sale equity securities of companies established in the PRC, are stated at cost less impairment losses (see Note (f)). There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

      (i)   INVENTORIES

            Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal are stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

      (j)   TRADE AND OTHER RECEIVABLES

            Trade and other receivables are stated at cost less provision for doubtful accounts. Provision for doubtful accounts is established based on evaluation of the recoverability of these accounts at the balance sheet date.

      (k)   CASH AND CASH EQUIVALENTS

            Cash and cash equivalents consist of cash in hand and balance with banks and other financial institutions with an original maturity within three months. Cash equivalents are stated at cost, which approximates fair value.

      (l)   INTEREST-BEARING BORROWINGS

            Interest-bearing borrowings are recognised at cost.

      (m)   INCOME TAXES

            Income tax comprises current and deferred tax. Current tax is calculated on the taxable income for the relevant period by applying the applicable tax rates.

            Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

            A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3.    PRINCIPAL ACCOUNTING POLICIES (Continued)

      (n)   PROVISIONS AND CONTINGENT LIABILITIES

            Provisions are recognised for liabilities of uncertain timing or amount when the Airline Operations of Xinjiang Airlines Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

            Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

      (o)   REVENUE RECOGNITION

            (i) Passenger, cargo and mail transportation revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities. Revenues from airline-related business are recognised when services are rendered.

                  Revenue is stated net of sales tax. In addition, revenue for each of the years in the three-year period ended 31 December, 2003 and the three-month period ended 31 March, 2004 was stated net of contributions to the Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund. Effective from 1 April, 2004, contributions to the CAAC Infrastructure Development Fund form part of the flight operations expenses instead of being netted off with revenue.

            (ii) Interest income is recognised as it accrues unless collectability is in doubt.

            (iii) Operating lease income is recognised on a straight line basis over the terms of the respective leases.

      (p)   TRAFFIC COMMISSIONS

            Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded in the combined balance sheets as prepaid expense.

      (q)   MAINTENANCE AND OVERHAUL COST

            Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed in the combined statements of operations as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls required to be performed on the related aircraft prior to their return to the lessors.

      (r)   TRANSLATION OF FOREIGN CURRENCIES

            The functional currency of the operations of the Airline Operations of Xinjiang Airlines Group is Renminbi. Foreign currency transactions are translated into Renminbi at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalised as construction in progress (See Note (g)), are recognised in the combined statements of operations.

      (s)   BORROWING COSTS

            Borrowing costs are expensed in the combined statements of operations in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use (See Note
      (g)).

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3.    PRINCIPAL ACCOUNTING POLICIES (Continued)

      (t)   RETIREMENT BENEFITS

            Contributions to defined contribution retirement schemes made by the Airline Operations of Xinjiang Airlines Group are charged to the combined statements of operations as and when incurred (see Note 21).

      (u)   RELATED PARTIES

            For the purposes of the Financial Information set out below, parties are considered to be related to the Airline Operations of Xinjiang Airlines Group if the Airline Operations of Xinjiang Airlines Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Airline Operations of Xinjiang Airlines Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

      (v)   SEGMENT REPORTING

            A segment is a distinguishable component of the Airline Operations of Xinjiang Airlines Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

            The Airline Operations of Xinjiang Airlines Group operates principally as a single business segment for the provision of air transportation services. The analysis of operating revenue by geographical segment is based on the following criteria:

            (i) Traffic revenue from domestic services within the PRC (excluding Hong Kong) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong, and overseas destinations is attributed to the international operation.

            (ii) Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services are attributed on the basis of where the services are performed.

      (w)   USE OF ESTIMATES

            The preparation of the Financial Information in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at 31 December, 2001, 2002 and 2003 and 30 June, 2004 and the reported amounts of revenues and expenses during the relevant period. Actual results could differ from those estimates.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

4.    OPERATING REVENUE

      Operating revenue comprises revenues from airline and airline related business and is stated net of sales tax. In addition, the operating revenue for each of the years in the three-year period ended 31 December, 2003 and the three-month period ended 31 March, 2004 was stated net of contributions to the CAAC Infrastructure Development Fund. An analysis of operating revenue is as follows:

                                                            SIX-MONTH PERIODS
                            YEARS ENDED 31 DECEMBER,          ENDED 30 JUNE,
                         -------------------------------  ----------------------
                           2001       2002       2003        2003        2004
                          RMB'000    RMB'000    RMB'000     RMB'000     RMB'000
                                                          (unaudited)
TRAFFIC REVENUE

Passenger                1,950,343  2,104,039  1,982,250      675,798  1,126,626
Cargo and mail              97,666    111,341     92,824       41,512     49,674
                         ---------  ---------  ---------  -----------  ---------

                         2,048,009  2,215,380  2,075,074      717,310  1,176,300
                         ---------  ---------  ---------  -----------  ---------

OTHER OPERATING REVENUE

Commission income            5,209      5,382      7,840        3,459      6,139
Ground services income           -      8,784     14,098        4,671      6,589
Aircraft lease income      114,427    112,370     35,729       34,196      7,116
Others                       6,595     11,196     18,892       13,514     18,932
                         ---------  ---------  ---------  -----------  ---------

                           126,231    137,732     76,559       55,840     38,776
                         ---------  ---------  ---------  -----------  ---------

                         2,174,240  2,353,112  2,151,633      773,150  1,215,076
                         =========  =========  =========  ===========  =========

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

4.    OPERATING REVENUE (Continued)

      Pursuant to various sales tax rules and regulations, the Airline Operations of Xinjiang Airlines Group is required to pay sales tax to national and local tax authorities at the following rates during the relevant period:

TYPES OF REVENUE                         APPLICABLE SALES TAX RATES
----------------  -----------------------------------------------------------------------
Traffic revenue   3% of traffic revenue in respect of domestic flights and international outbound flights during the relevant period, except for the period from
                  1 May, 2003 to 31 December, 2003, during which passenger revenue was exempted from sales tax.

Other operating   3% of commission income, general aviation income and ground services
revenue           income, and 3% to 5% of other operating revenue.

      The amount of sales tax incurred during the relevant period is as follows:

                                                          SIX-MONTH PERIODS
                               YEARS ENDED 31 DECEMBER,     ENDED 30 JUNE,
                              -------------------------  --------------------
                                2001     2002     2003      2003       2004
                              RMB'000  RMB'000  RMB'000    RMB'000    RMB'000
                                                         (unaudited)
Sales tax netted off against
   operating revenue           68,057   74,528   21,516       17,827   39,550
                              =======  =======  =======  ===========  =======

      In addition, the Airline Operations of Xinjiang Airlines Group is required to pay contributions to the CAAC Infrastructure Development Fund. Prior to 1 April, 2004, contributions to the CAAC Infrastructure Development Fund were payable at 5% and 2% respectively of the domestic and international traffic revenue of the Airline Operations of Xinjiang Airlines Group except for the period from 1 May, 2003 to 31 March, 2004 during which the Airline Operations of Xinjiang Airlines Group was exempted from contributions to the CAAC Infrastructure Development Fund. Effective from 1 April, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the traffic capacity of the Airline Operations of Xinjiang Airlines Group deployed on its routes. The contributions now form part of the flight operations expenses.

      Contributions made to the CAAC Infrastructure Development Fund during the relevant period are as follows:

                                                              SIX-MONTH PERIODS
                                  YEARS ENDED 31 DECEMBER,      ENDED 30 JUNE,
                                  -------------------------  --------------------
                                   2001     2002     2003       2003       2004
                                  RMB'000  RMB'000  RMB'000    RMB'000    RMB'000
                                                             (unaudited)
Contributions made to the
   CAAC Infrastructure
   Development Fund
    - netted off against traffic
        revenue                   108,283  117,522   28,238       28,238        -
    - included in flight
        operations expenses             -        -        -            -   18,703
                                  -------  -------  -------  -----------  -------

                                  108,283  117,522   28,238       28,238   18,703
                                  =======  =======  =======  ===========  =======

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

4.    OPERATING REVENUE (Continued)

      An analysis of the operating revenue of the Airline Operations of Xinjiang Airlines Group by geographical segment is set out as below:

                                                   DOMESTIC   *INTERNATIONAL     TOTAL
                                                  ---------   --------------   ---------
                                                   RMB'000        RMB'000       RMB'000
YEAR ENDED 31 DECEMBER, 2001

Traffic revenue                                   1,955,009           93,000   2,048,009
Other revenue                                       126,231                -     126,231
                                                  ---------   --------------   ---------

Total operating revenue                           2,081,240           93,000   2,174,240
                                                  =========   ==============   =========

YEAR ENDED 31 DECEMBER, 2002

Traffic revenue                                   2,110,380          105,000   2,215,380
Other revenue                                       137,732                -     137,732
                                                  ---------   --------------   ---------

Total operating revenue                           2,248,112          105,000   2,353,112
                                                  =========   ==============   =========

YEAR ENDED 31 DECEMBER, 2003

Traffic revenue                                   1,967,212          107,862   2,075,074
Other revenue                                        76,559                -      76,559
                                                  ---------   --------------   ---------

Total operating revenue                           2,043,771          107,862   2,151,633
                                                  =========   ==============   =========

SIX-MONTH PERIOD ENDED 30 JUNE, 2003 (UNAUDITED)

Traffic revenue                                     679,912           37,398     717,310
Other revenue                                        55,840                -      55,840
                                                  ---------   --------------   ---------

Total operating revenue                             735,752           37,398     773,150
                                                  =========   ==============   =========

SIX-MONTH PERIOD ENDED 30 JUNE, 2004

Traffic revenue                                   1,109,261           67,039   1,176,300
Other revenue                                        38,776                -      38,776
                                                  ---------   --------------   ---------

Total operating revenue                           1,148,037           67,039   1,215,076
                                                  =========   ==============   =========

* Routes are mainly between the PRC and Hong Kong, Pakistan and Russia.

      The major revenue-earning assets of the Airline Operations of Xinjiang Airlines Group are its aircraft fleet, most of which are registered in the PRC. Since the aircraft of the Airline Operations of Xinjiang Airlines Group are employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the non-aircraft identifiable assets of the Airline Operations of Xinjiang Airlines Group are located in the PRC.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

5.    OPERATING EXPENSES

      An analysis of the operating expenses during the relevant period is set out below:

                                                                       SIX-MONTH PERIODS
                                        YEARS ENDED 31 DECEMBER,         ENDED 30 JUNE,
                                    -------------------------------  ----------------------
                                       2001       2002       2003        2003       2004
                                     RMB'000    RMB'000    RMB'000     RMB'000     RMB'000
                                                                     (unaudited)
Jet fuel                              536,466    472,855    481,198      211,472    314,402
Aircraft maintenance                  189,487    196,739    245,065      108,682    122,283
Routes                                317,150    334,768    406,533      179,463    213,694
Depreciation and amortisation
    - owned assets                    312,814    352,150    346,304      166,247    173,177
    - assets held under finance
        leases                          2,177          -          -            -          -
Operating lease charges
    - aircraft and other
        flight equipment              183,686    263,970    253,621      125,171    125,980
    - buildings                        10,606      7,857      6,893        4,111      4,565
Staff costs
    - salaries, wages and
        welfare                       139,999    160,259    230,165       94,081    114,730
    - contributions to defined
        contribution retirement
        schemes                         7,265      7,119     13,972        6,517     16,259
Office and administration              16,709     27,157     93,990       37,010     45,532
Impairment loss on aircraft and
     other flight equipment (Note)          -    131,710          -            -          -
Provision for obsolescence of
     inventories (Note)                     -     12,007          -            -          -
Others                                189,132    189,508    113,134       46,488     84,674
                                    ---------  ---------  ---------  -----------  ---------

                                    1,905,491  2,156,099  2,190,875      979,242  1,215,296
                                    =========  =========  =========  ===========  =========

Note: In accordance with the regulations announced by the CAAC in 2002, IL86 aircraft were not allowed to fly unless they were installed with additional security modules starting from 1 January, 2003. After having evaluated the costs and benefits, management decided to ground the aircraft. Management assessed the recoverable amount of the IL86 aircraft and their related flight equipment and spare parts. Impairment loss and provision for obsolescence of inventories approximately RMB132 million and RMB12 million respectively were provided for to write down the carrying value of the aircraft and their related assets to their estimated net realisable value.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

6.    INTEREST EXPENSE

      An analysis of the interest expense is set out below:

                                                            SIX-MONTH PERIODS
                                YEARS ENDED 31 DECEMBER,      ENDED 30 JUNE,
                                -------------------------  --------------------
                                  2001     2002     2003       2003       2004
                                RMB'000  RMB'000  RMB'000    RMB'000    RMB'000
                                                           (unaudited)
Finance charges on obligations
   under finance leases           1,541        -        -            -        -
Interest on bank and other
   loans wholly repayable
   within five years             38,099   48,809  110,559       33,780   39,523
Interest on other loans         149,525  135,209   90,856       47,572   29,894
                                -------  -------  -------  -----------  -------

                                189,165  184,018  201,415       81,352   69,417
                                =======  =======  =======  ===========  =======

7.    INCOME TAX

      Income tax in the combined statements of operations represents:

                                                             SIX-MONTH PERIODS
                                YEARS ENDED 31 DECEMBER,       ENDED 30 JUNE,
                                --------------------------  --------------------
                                  2001     2002     2003       2003        2004
                                RMB'000  RMB'000  RMB'000    RMB'000     RMB'000
                                                            (unaudited)
Deferred taxation (Note 19)      35,782    9,492  (155,808)     (95,258) (24,048)
                                =======  =======  ========  ===========  =======

      Pursuant to the income tax rules and regulations of the PRC, the Airline Operations of Xinjiang Airlines Group is liable to PRC income tax at a rate of 33%.

      In respect of the overseas airline activities, the Airline Operations of Xinjiang Airlines Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the relevant period.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

7.    INCOME TAX (Continued)

      A reconciliation of the expected tax expense with the actual tax expense is as follows:

                                                                                SIX-MONTH PERIODS
                                                   YEARS ENDED 31 DECEMBER,       ENDED 30 JUNE,
                                                   --------------------------  --------------------
                                                     2001     2002     2003       2003        2004
                                           Note    RMB'000  RMB'000  RMB'000    RMB'000     RMB'000
                                                                               (unaudited)
Profit/(loss) before income
   tax and minority interests                       76,731   11,778  (480,867)   (290,456)  (69,755)
                                                   =======  =======  ========  ==========   =======
Expected PRC income tax
   expense/(credit) at 33%                          25,321    3,887  (158,686)    (95,850)  (23,019)

Adjustments:
   - Non-deductible
      expenses                               (i)    10,461    5,605     2,878       1,205     2,081
   - Non-taxable income                                  -        -         -           -      (746)
   - Differences in income
       and expense recognition for
       certain inter-company transactions   (ii)         -        -         -        (613)   (2,364)
                                                   -------  -------  --------  ----------   -------
                                                    35,782    9,492  (155,808)    (95,258)  (24,048)
                                                   =======  =======  ========  ==========   =======

      Notes:

      (i) Non-deductible expenses mainly represent personnel and other miscellaneous expenses in excess of statutory deductible limits for taxation purpose.

      (ii) Amounts represent tax effects of differences in the recognition of income and expenses in respect of certain inter-company transactions. Such differences in recognition of income and expenses are eliminated on consolidation.

      In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Tax Bureau, lease arrangements executed prior to 1 September, 1999 are exempted from PRC withholding tax.

      During the relevant period, PRC withholding tax payable in respect of the leases executed on or after 1 September, 1999, which has been included as part of the operating lease charges, are as follows:

                                                             SIX-MONTH PERIODS
                                 YEARS ENDED 31 DECEMBER,      ENDED 30 JUNE,
                                -------------------------  --------------------
                                  2001     2002     2003       2003        2004
                                RMB'000  RMB'000  RMB'000    RMB'000     RMB'000
                                                           (unaudited)
PRC withholding tax               1,818    7,601    7,957        3,824     3,948
                                =======  =======  =======  ===========   =======

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

8.    DIRECTORS' EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

      (i)   DIRECTORS' EMOLUMENTS

            No board of directors or similar corporate governance body was established by the Airline Operations of Xinjiang Airlines during the relevant period. Accordingly, no directors' emoluments were paid during the relevant period.

      (ii)  INDIVIDUALS WITH HIGHEST EMOLUMENTS

            Details of emoluments paid to the five highest paid individuals are as follows:

                                                       SIX-MONTH PERIODS
                           YEARS ENDED 31 DECEMBER,      ENDED 30 JUNE,
                          -------------------------  --------------------
                            2001     2002     2003       2003       2004
                          RMB'000  RMB'000  RMB'000    RMB'000    RMB'000
                                                     (unaudited)
Salaries, allowances and
   benefits in kind           286      214      420          172      388
Retirement benefits            37       23       62           29       29
                          -------  -------  -------  -----------  -------

                              323      237      482          201      417
                          =======  =======  =======  ===========  =======

      An analysis of emoluments paid to the five highest paid individuals by number of individuals and emolument ranges is as follows:

                                                     SIX-MONTH PERIODS
                         YEARS ENDED 31 DECEMBER,      ENDED 30 JUNE,
                        -------------------------  --------------------
                          2001     2002     2003       2003       2004
                                                   (unaudited)
RMB Nil - RMB1,060,000
   (HK$1,000,000
   equivalent)                5        5        5            5        5
                        =======  =======  =======  ===========  =======

      None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the relevant period.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

9.    PROPERTY, PLANT AND EQUIPMENT, NET

                                                                                 OTHER
                                                          AIRCRAFT              FLIGHT
                                                ---------------------------    EQUIPMENT,     MACHINERY,
                                                                HELD UNDER     INCLUDING      EQUIPMENT
                                                                 FINANCE        ROTABLE          AND
                                  BUILDINGS         OWNED         LEASES        SPARES         VEHICLES        TOTAL
                                   RMB'000         RMB'000       RMB'000        RMB'000        RMB'000        RMB'000
COST:
At 1 January, 2001                    552,094      2,943,879        289,321        940,429        271,622      4,997,345
Reclassification on
   exercise of purchase options             -        289,321       (289,321)             -              -              -
Additions                                   -        948,783              -         50,788         13,537      1,013,108
Transferred from
   construction in progress                 -          7,806              -              -         13,214         21,020
Disposals                              (4,064)      (246,033)             -       (155,878)       (23,384)      (429,359)
                                 ------------   ------------   ------------   ------------   ------------   ------------

At 31 December, 2001                  548,030      3,943,756              -        835,339        274,989      5,602,114

ACCUMULATED DEPRECIATION
   AND IMPAIRMENT LOSSES:
At 1 January, 2001                     51,853        840,805         98,490        470,834         97,206      1,559,188
Reclassification on
   exercise of purchase
   options                                  -        100,667       (100,667)             -              -              -
Depreciation for the year              17,288        195,539          2,177         73,538         26,449        314,991
Written back on disposal               (1,548)      (235,050)             -       (150,286)       (12,711)      (399,595)
                                 ------------   ------------   ------------   ------------   ------------   ------------

At 31 December, 2001                   67,593        901,961              -        394,086        110,944      1,474,584
                                 ------------   ------------   ------------   ------------   ------------   ------------

NET BOOK VALUE:
At 31 December, 2001                  480,437      3,041,795              -        441,253        164,045      4,127,530
                                 ============   ============   ============   ============   ============   ============

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

9.    PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

                                                                    OTHER
                                                  AIRCRAFT         FLIGHT
                                         -----------------------  EQUIPMENT,  MACHINERY,
                                                      HELD UNDER  INCLUDING   EQUIPMENT
                                                       FINANCE     ROTABLE       AND
                             BUILDINGS     OWNED        LEASES     SPARES      VEHICLES      TOTAL
                              RMB'000     RMB'000      RMB'000     RMB'000     RMB'000      RMB'000
COST:
At 1 January, 2002             548,030   3,943,756             -     835,339     274,989   5,602,114
Additions                       40,810     501,775             -     142,435      20,035     705,055
Transferred from
   construction in progress     33,920           -             -           -      32,437      66,357
Disposals                      (16,961)          -             -           -     (29,399)    (46,360)
                             ---------   ---------    ----------  ----------  ----------   ---------

At 31 December, 2002           605,799   4,445,531             -     977,774     298,062   6,327,166
                             ---------   ---------    ----------  ----------  ----------   ---------

ACCUMULATED DEPRECIATION
   AND IMPAIRMENT LOSSES:
At 1 January, 2002              67,593     901,961             -     394,086     110,944   1,474,584
Depreciation for the year       18,678     231,434             -      71,655      30,383     352,150
Impairment loss for
   the year                          -      80,074             -      51,636           -     131,710
Written back on disposal        (4,846)          -             -           -     (14,176)    (19,022)
                             ---------   ---------    ----------  ----------  ----------   ---------

At 31 December, 2002            81,425   1,213,469             -     517,377     127,151   1,939,422
                             ---------   ---------    ----------  ----------  ----------   ---------

NET BOOK VALUE:
At 31 December, 2002           524,374   3,232,062             -     460,397     170,911   4,387,744
                             =========   =========    ==========  ==========  ==========   =========

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

9.    PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

                                                                    OTHER
                                                  AIRCRAFT         FLIGHT
                                         -----------------------  EQUIPMENT,  MACHINERY,
                                                      HELD UNDER  INCLUDING   EQUIPMENT
                                                       FINANCE     ROTABLE       AND
                             BUILDINGS     OWNED        LEASES     SPARES      VEHICLES      TOTAL
                              RMB'000     RMB'000      RMB'000     RMB'000     RMB'000      RMB'000
COST OR VALUATION:
At 1 January, 2003             605,799    4,445,531            -     977,774     298,062    6,327,166
Transferred to owner upon
   the Reorganisation          (56,351)           -            -           -      (3,776)     (60,127)
Additions                          569            -            -      94,841       7,568      102,978
Transferred from
   construction in progress     47,554            -            -           -      40,605       88,159
Disposals                       (2,770)    (317,719)           -    (336,451)    (12,998)    (669,938)
Revaluation                   (101,385)  (1,145,358)           -    (253,365)   (147,154)  (1,647,262)
                             ---------   ----------   ----------  ----------  ----------   ----------

At 31 December, 2003           493,416    2,982,454            -     482,799     182,307    4,140,976
                             ---------   ----------   ----------  ----------  ----------   ----------

REPRESENTING:
Valuation - 2003               493,416    2,982,454            -     482,799     182,307    4,140,976
                             ---------   ----------   ----------  ----------  ----------   ----------

ACCUMULATED DEPRECIATION
   AND IMPAIRMENT LOSSES:
At 1 January, 2003              81,425    1,213,469            -     517,377     127,151    1,939,422
Transferred to owner upon
   the Reorganisation          (11,692)           -            -           -      (2,163)     (13,855)
Depreciation for the year       17,093      222,771            -      58,845      47,595      346,304
Written back on disposal           (90)    (297,328)           -    (323,302)     (1,877)    (622,597)
Elimination on revaluation     (86,736)  (1,138,912)           -    (252,920)   (170,706)  (1,649,274)
                             ---------   ----------   ----------  ----------  ----------   ----------

At 31 December, 2003                 -            -            -           -           -            -
                             ---------   ----------   ----------  ----------  ----------   ----------

NET BOOK VALUE:
At 31 December, 2003           493,416    2,982,454            -     482,799     182,307    4,140,976
                             =========   ==========   ==========  ==========  ==========   ==========

APPENDIX III       ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                  THE AIRLINE OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

9. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

                                                                    OTHER
                                                  AIRCRAFT         FLIGHT
                                         -----------------------  EQUIPMENT,  MACHINERY,
                                                      HELD UNDER  INCLUDING   EQUIPMENT
                                                       FINANCE     ROTABLE       AND
                             BUILDINGS     OWNED        LEASES     SPARES      VEHICLES      TOTAL
                              RMB'000     RMB'000      RMB'000     RMB'000     RMB'000      RMB'000
COST OR VALUATION:
At 1 January, 2004              493,416    2,982,454           -     482,799     182,307    4,140,976
Additions                            16            -           -      39,899       3,349       43,264
Transferred from
   construction in progress      31,515            -           -           -       2,216       33,731
Disposals                          (148)           -           -           -      (4,716)      (4,864)
                             ----------  -----------  ----------  ----------  ----------   ----------

At 30 June, 2004                524,799    2,982,454           -     522,698     183,156    4,213,107
                             ----------  -----------  ----------  ----------  ----------   ----------

REPRESENTING:
Cost                             31,531            -           -      39,899       5,565       76,995
Valuation - 2003                493,268    2,982,454           -     482,799     177,591    4,136,112
                             ----------  -----------  ----------  ----------  ----------   ----------

                                524,799    2,982,454           -     522,698     183,156    4,213,107
                             ----------  -----------  ----------  ----------  ----------   ----------

ACCUMULATED DEPRECIATION
   AND IMPAIRMENT LOSSES:
At 1 January, 2004                    -            -           -           -           -            -
Depreciation for the period      11,330      117,652           -      25,233      18,962      173,177
Written back on disposal             (8)           -           -           -      (3,770)      (3,778)
                             ----------  -----------  ----------  ----------  ----------   ----------

At 30 June, 2004                 11,322      117,652           -      25,233      15,192      169,399
                             ----------  -----------  ----------  ----------  ----------   ----------

NET BOOK VALUE:
At 30 June, 2004                513,477    2,864,802           -     497,465     167,964    4,043,708
                             ==========  ===========  ==========  ==========  ==========   ==========

      All of the buildings of the Airline Operations of Xinjiang Airlines Group are located in the PRC.

      As required by the relevant PRC rules and regulations with respect to the Acquisition, the property, plant and equipment of the Airline Operations of Xinjiang Airlines Group as at 31 December, 2003 were revalued for each asset class by China Enterprise Appraisal Co., Ltd. (the "PRC Valuers"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment of the Airline Operations of Xinjiang Airlines Group as at 31 December, 2003 has been determined at approximately RMB4,141 million. Such amount will serve as the tax base for such assets for future years (see Note 19). Surplus arising from revaluation of certain property, plant and equipment totalled approximately RMB237 million. The amount of approximately RMB227 million, net of minority interests' share of approximately RMB10 million, has been credited to the owner's fund. Deficit arising from the revaluation of certain property, plant and equipment totalling approximately RMB235 million has been charged as an expense for the year ended 31 December, 2003. The net surplus on the revaluation of the property, plant and equipment of approximately RMB2 million has been incorporated in the combined balance sheet of the Airline Operations of Xinjiang Airlines Group as at 31 December, 2003.

      The properties of the Airline Operations of Xinjiang Airlines Group were also valued separately by Chesterton, independent qualified valuers in Hong Kong, as at 31 December, 2003. The value arrived at by Chesterton was approximately the same as that arrived at by the PRC valuers.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

9. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

      The historical carrying amounts of the property, plant and equipment of the Airline Operations of Xinjiang Airlines Group as at 31 December, 2003 and the revalued amounts of these assets were as follows:

                                               HISTORICAL
                                                CARRYING       REVALUATION       REVALUATION     REVALUED
                                                 AMOUNT          SURPLUS           DEFICIT        AMOUNT
                                               ----------      -----------       -----------     ---------
                                                 RMB'000         RMB'000           RMB'000        RMB'000
Buildings                                        508,065          47,162            61,811         493,416
Owned aircraft                                 2,988,900          89,883            96,329       2,982,454
Other flight equipment, including
   rotable spares                                483,244          59,284            59,729         482,799
Machinery, equipment and vehicles                158,755          40,518            16,966         182,307
                                               ---------         -------           -------       ---------
                                               4,138,964         236,847           234,835       4,140,976
                                               =========         =======           =======       =========

      The effect of the above revaluation is to increase annual depreciation charges by approximately RMB6 million for year beginning 1 January, 2004. Had the property, plant and equipment been stated at cost less accumulated depreciation and impairment losses, the net book value of the property, plant and equipment of the Airline Operations of Xinjiang Airlines Group as at 30 June, 2004 would have been approximately RMB4, 044 million, made up as follows:

                                                                                                  30 JUNE,
                                                                                                   2004
                                                                                                 ---------
                                                                                                  RMB'000
Buildings                                                                                          527,872
Owned aircraft                                                                                   2,879,824
Other flight equipment, including rotable spares                                                   490,944
Machinery, equipment and vehicles                                                                  145,802
                                                                                                 ---------
                                                                                                 4,044,442
                                                                                                 =========

      As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, certain aircraft of the Airline Operations of Xinjiang Airlines Group with an aggregate carrying value of approximately RMB1,935 million, RMB 1,786 million, RMB 1,772 million and RMB1,689 million respectively, were mortgaged under certain loan agreements (See Note 15).

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

9. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

      During the relevant period, the Airline Operations of Xinjiang Airlines Group entered into certain lease agreements to lease several of its aircraft to other airlines. The terms of such leases generally range from one to six months. As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, the cost or valuation and accumulated depreciation and impairment losses of the relevant aircraft were set out below:

                                                       31 DECEMBER,                        30 JUNE,
                                      ----------------------------------------------       --------
                                        2001               2002                2003          2004
                                       RMB'000            RMB'000            RMB'000       RMB'000
Cost or valuation                      287,874            436,493            402,190              -
Accumulated depreciation and
   impairment losses                  (110,786)           (95,028)                 -              -
                                      --------            -------            -------       --------
                                       177,088            341,465            402,190              -
                                      ========            =======            =======       ========

      Total future minimum lease payments under non-cancellable operating leases of the Airline Operations of Xinjiang Airlines Group are receivable as follows:

                                                        31 DECEMBER,                       30 JUNE,
                                       ---------------------------------------------       --------
                                        2001                2002               2003          2004
                                       RMB'000            RMB'000            RMB'000       RMB'000
Within one year                         37,802             32,861              3,953              -
                                       =======            =======            =======       ========

10. CONSTRUCTION IN PROGRESS

                                                                                               SIX-MONTH
                                                                                             PERIOD ENDED
                                                   YEARS ENDED 31 DECEMBER,                     30 JUNE,
                                         --------------------------------------------        ------------
                                           2001              2002              2003             2004
                                          RMB'000          RMB'000           RMB'000           RMB'000
Balance at 1 January,                     23,873            61,450            66,144            32,223
Additions                                 58,597            71,051            54,238            14,912
Transferred to property, plant
   and equipment                         (21,020)          (66,357)          (88,159)          (33,731)
                                         -------           -------           -------           -------
Balance at 31 December/30 June,           61,450            66,144            32,223            13,404
                                         =======           =======           =======           =======

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

11. INVENTORIES

                                                         31 DECEMBER,                         30 JUNE,
                                          ------------------------------------------          --------
                                            2001             2002              2003            2004
                                          RMB'000          RMB'000           RMB'000          RMB'000
Expendable spare parts and
   maintenance materials                   66,645           65,611            57,452           69,558
Other supplies                              6,472            6,452             1,779            1,753
                                          -------          -------           -------          -------
                                           73,117           72,063            59,231           71,311

Less: Provision for obsolescence                -          (12,007)                -                -
                                          -------          -------           -------          -------
                                           73,117           60,056            59,231           71,311
                                          =======          =======           =======          =======

      No significant amount of inventories was carried at net realisable value as at 31 December, 2001, 2002 and 2003 and 30 June, 2004.

12. TRADE RECEIVABLES

      Credit terms granted by the Airline Operations of Xinjiang Airlines Group to sales agents and other customers generally range from one to three months. An aging analysis of trade receivables, net of provision for doubtful accounts, is set out below:

                                                                 31 DECEMBER,                        30 JUNE,
                                                  -----------------------------------------          --------
                                                   2001              2002             2003            2004
                                                  RMB'000          RMB'000          RMB'000          RMB'000
Within 1 month                                    142,086          114,605           47,533           19,330
More than 1 month but less than 3 months           12,932           24,521           31,886           34,730
More than 3 months but less than
   12 months                                        7,616           44,497           16,869           71,152
                                                  -------          -------          -------          -------
                                                  162,634          183,623           96,288          125,212
                                                  =======          =======          =======          =======

      As at 31 December, 2003 and 30 June, 2004, the Airline Operations of Xinjiang Airlines Group had amount due from a fellow subsidiary of approximately RMB38 million and RMB1 million respectively which was included in trade receivables.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

13. OTHER RECEIVABLES AND PREPAID EXPENSES

      Other receivables and prepaid expenses comprise:

                                                                31 DECEMBER,                            30 JUNE,
                                                --------------------------------------------            --------
                                                  2001             2002                2003              2004
                                                RMB'000           RMB'000            RMB'000            RMB'000
Prepaid expenses and deposits                    28,248            28,321             27,171             38,046
Amount due from CSAHC                                 -            42,585             67,952             82,545
Amounts due from related companies                    -                 -              4,033              7,849
Manufacturers' credit receivables                67,532            61,552             14,420             13,558
Custom duties refundable                         14,728            16,104              3,844              1,800
Aircraft lease receivables                        3,342            10,002              7,348             10,242
Other receivables                                 3,284            14,825             10,118             19,907
                                                -------           -------            -------            -------
                                                117,134           173,389            134,886            173,947

Less: Provision for doubtful accounts                 -            (4,652)            (4,652)            (4,652)
                                                -------           -------            -------            -------
                                                117,134           168,737            130,234            169,295
                                                =======           =======            =======            =======

14. CASH AND CASH EQUIVALENTS

                                                           31 DECEMBER,                        30 JUNE,
                                            -----------------------------------------          --------
                                             2001             2002             2003             2004
                                            RMB'000          RMB'000          RMB'000          RMB'000
Cash at bank and in hand                    248,685          246,387          362,779          263,984
Time deposits with maturity within
   three months                               8,000                -           14,002           23,014
                                            -------          -------          -------          -------
                                            256,685          246,387          376,781          286,998
                                            =======          =======          =======          =======

APPENDIX III                     ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

15. BANK AND OTHER LOANS

      The bank and other loans of the Airline Operations of Xinjiang Airlines Group under current liabilities comprise:

                                                                    31 DECEMBER,                           30 JUNE,
                                                   ---------------------------------------------          ---------
                                                     2001              2002               2003               2004
                                                   RMB'000            RMB'000            RMB'000            RMB'000
Short term bank loans                              400,000            680,000            438,980            611,745
Short term loans from CSAHC                              -                  -            345,000            200,000
Current portion of long term bank loans            293,027            210,271            148,800            244,894
                                                   -------            -------            -------          ---------
                                                   693,027            890,271            932,780          1,056,639
                                                   =======            =======            =======          =========

      The weighted average interest rate on short term bank loans of the Airline Operations of Xinjiang Airlines Group was 6.0%, 5.0%, 3.7% and 3.6% as at 31 December, 2001, 2002 and 2003 and 30 June, 2004 respectively.

      The short term loans from CSAHC of approximately RMB345 million as at 31 December, 2003 were unsecured and interest free. The short term loans from CSAHC of approximately RMB200 million as at 30 June, 2004 are unsecured and interest bearing at 4.8% per annum.

      The long term bank loans of the Airline Operations of Xinjiang Airlines Group comprise:


                                                                                   31 DECEMBER,                 30 JUNE,
                             INTEREST RATE AND                       -------------------------------------     ---------
       BANK LOANS              FINAL MATURITY                           2001           2002         2003         2004
                                                                       RMB'000       RMB'000      RMB'000       RMB'000
Renminbi denominated    Floating interest rates as
                          specified by the People's
                          Bank of China ranging from
                          4.94% to 5.94% per annum
                          as at 30 June, 2004, with
                          maturities through 2011                    1,093,450        871,000      910,000       945,000

US dollars denominated  Fixed interest rates ranging
                          from 2.38% to 7.63% per
                          annum, with maturities
                          through 2013                               1,584,549      1,390,657    1,199,261     1,034,931
                                                                     ---------      ---------    ---------     ---------
                                                                     2,677,999      2,261,657    2,109,261     1,979,931

                        Less: loans due within one
                                year classified as
                                current liabilities                   (293,027)      (210,271)    (148,800)     (244,894)
                                                                     ---------      ---------    ---------     ---------
                                                                     2,384,972      2,051,386    1,960,461     1,735,037
                                                                     =========      =========    =========     =========

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

15. BANK AND OTHER LOANS (Continued)

      The aggregate maturities of the bank and other loans of the Airline Operations of Xinjiang Airlines Group are analysed as follows:

                                                                  31 DECEMBER,                   30 JUNE,
                                                   ---------------------------------------      ----------
                                                     2001            2002           2003           2004
                                                    RMB'000         RMB'000       RMB'000        RMB'000
BANK AND OTHER LOANS DUE:
Within one year                                      693,027         890,271       932,780       1,056,639
In the second year                                   328,251         224,031       326,098         319,701
In the third to fifth year, inclusive                799,418         943,667       901,177         735,526
After the fifth year                               1,257,303         883,688       733,186         679,810
                                                   ---------       ---------     ---------      ----------
                                                   3,077,999       2,941,657     2,893,241       2,791,676

Portion classified as current liabilities           (693,027)       (890,271)     (932,780)     (1,056,639)
                                                   ---------       ---------     ---------      ----------
                                                   2,384,972       2,051,386     1,960,461       1,735,037
                                                   =========       =========     =========      ==========

      As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, bank loans of the Airline Operations of Xinjiang Airlines Group totalling approximately RMB1,585 million, RMB1,391 million, RMB1,199 million and RMB1,035 million respectively were secured by mortgages over certain aircraft (See Note 9).

      As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, certain bank loans of the Airline Operations of Xinjiang Airlines Group were guaranteed by the following parties:

                                                                  31 DECEMBER,                     30 JUNE,
                                                   ----------------------------------------        --------
                                                     2001            2002            2003            2004
                                                    RMB'000         RMB'000         RMB'000        RMB'000
CAAC                                                 303,950          21,000              -              -
CSAHC                                                      -               -         60,000         95,000
Export-Import Bank of the United States              797,514         716,159        629,307        583,798
Bank of China                                         71,017          61,572              -              -
The Industrial and Commercial
   Bank of China                                     716,018         612,926        205,779        178,005
                                                   ---------       ---------        -------        -------
                                                   1,888,499       1,411,657        895,086        856,803
                                                   =========       =========        =======        =======

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

16. OTHER LIABILITIES AND ACCRUED EXPENSES

      Other liabilities and accrued expenses represent:

                                                                   31 DECEMBER,                    30 JUNE,
                                                     --------------------------------------        --------
                                                      2001            2002           2003           2004
                                                     RMB'000         RMB'000        RMB'000        RMB'000
Accrued expenses                                     242,418         406,949        476,640        500,030
CAAC Infrastructure Development
   Fund payable                                       61,086          13,902         20,050         12,697
Business and other taxes payable                      57,445          36,565         20,491         11,646
Salary and staff welfare payable                      11,204          17,143             71              -
Other liabilities                                    149,358         162,669        185,229        194,410
                                                     -------         -------        -------        -------
                                                     521,511         637,228        702,481        718,783
                                                     =======         =======        =======        =======

      As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, the Airline Operations of Xinjiang Airlines Group had amounts due to related companies of approximately RMB12 million, RMB19 million, RMB22 million and RMB10 million respectively which were included in other liabilities and accrued expenses. These amounts are unsecured, interest free and repayable on demand.

17. ACCOUNTS PAYABLE

      An ageing analysis of accounts payable is as follows:

                                                                   31 DECEMBER,                    30 JUNE,
                                                     --------------------------------------        --------
                                                       2001           2002            2003          2004
                                                     RMB'000         RMB'000        RMB'000        RMB'000
Due within 1 month or on demand                       53,893          68,142         22,916         48,008
Due after 1 month but within 3 months                 17,553          24,264         36,002         71,481
Due after 3 months but within 6 months                   197             197         35,069          9,149
                                                     -------         -------        -------        -------
                                                      71,643          92,603         93,987        128,638
                                                     =======         =======        =======        =======

      As at 30 June, 2004, the Airline Operations of Xinjiang Airlines Group had amounts due to a fellow subsidiary of approximately RMB9 million which were included in accounts payable. These amounts are unsecured and interest free.

APPENDIX III                     ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF
                               THE AIRLINE OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

18. PROVISION FOR MAJOR OVERHAULS

      Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

                                                                                      SIX-MONTH PERIODS
                                                 YEARS ENDED 31 DECEMBER,               ENDED 30 JUNE,
                                           ----------------------------------     ------------------------
                                             2001         2002         2003          2003           2004
                                           RMB'000       RMB'000      RMB'000       RMB'000        RMB'000
                                                                                  (unaudited)
Balance at 1 January,                      153,014       159,918      259,889       259,889        356,721
Additional amount provided                  79,975       110,846      111,249        58,064         56,939
Amount utilised                            (73,071)      (10,875)     (14,417)       (6,475)        (8,820)
                                           -------       -------      -------     ---------       --------
Balance at 31 December/
   30 June,                                159,918       259,889      356,721       311,478        404,840

Less: Current portion included
        in other liabilities and
        accrued expenses                    (9,210)      (98,295)    (173,994)     (143,095)      (222,521)
                                           -------       -------      -------     ---------       --------
                                           150,708       161,594      182,727       168,383        182,319
                                           =======       =======      =======     =========       ========

19. DEFERRED TAXATION

      Movements in net deferred tax (liabilities)/assets are as follows:

                                                                                       SIX-MONTH PERIODS
                                                 YEARS ENDED 31 DECEMBER,                ENDED 30 JUNE,
                                         ------------------------------------     ------------------------
                                           2001           2002          2003         2003            2004
                                          RMB'000       RMB'000       RMB'000       RMB'000        RMB'000
                                                                                  (unaudited)
Balance at 1 January,                     (86,909)     (122,691)     (132,183)     (132,183)        (4,853)
Transferred from/(to) combined
   statements of operations
   (Note 7)                               (35,782)       (9,492)      155,808        95,258         24,048
Recognised in owner's fund                      -             -        (4,853)            -              -
Net deferred tax assets
   eliminated against
   owner's fund                                 -             -       (23,625)            -              -
                                         --------      --------      --------      --------        -------
Balance at 31 December/
   30 June,                              (122,691)     (132,183)       (4,853)      (36,925)        19,195
                                         ========      ========      ========      ========        =======

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

19. DEFERRED TAXATION (Continued)

      The net deferred taxation (liabilities)/assets were made up of the following taxation effect:

                                                                 31 DECEMBER,                      30 JUNE,
                                                    -------------------------------------          --------
                                                      2001           2002           2003            2004
                                     Note            RMB'000        RMB'000       RMB'000          RMB'000
DEFERRED TAX ASSETS:
Tax losses                           (i)              16,121         40,177             -           22,547
Repair charges                       (ii)             44,025         60,182             -                -
Provision for doubtful
   accounts                          (ii)              1,689          3,224             -                -
                                                    --------       --------       -------          -------
TOTAL DEFERRED TAX ASSETS                             61,835        103,583             -           22,547
                                                    --------       --------       -------          -------
DEFERRED TAX LIABILITIES:
Tax depreciation in excess of
   accounting depreciation           (ii)           (137,819)      (186,057)            -                -
Repairs and maintenance
   accruals                          (ii)            (46,707)       (49,709)            -                -
Inventories                          (iii)                 -              -        (4,853)          (3,352)
                                                    --------       --------       -------          -------
TOTAL DEFERRED TAX LIABILITIES                      (184,526)      (235,766)       (4,853)          (3,352)
                                                    --------       --------       -------          -------
NET DEFERRED TAX
   (LIABILITIES)/ASSETS                             (122,691)      (132,183)       (4,853)          19,195
                                                    ========       ========       =======          =======

Notes:

(i) The balance of tax losses as at 31 December, 2003 will no longer be available to be carried forward to off-set future taxable income of the Airline Operations of Xinjiang Airlines Group upon completion of the Reorganisation and Acquisition. In this connection, deferred tax asset arising from tax losses amounting to approximately RMB58 million as at 31 December, 2003 was eliminated against owner's fund.

APPENDIX III    ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

19. DEFERRED TAXATION (Continued)

      (ii) As described in Note 9, in connection with the Reorganisation and Acquisition, property, plant and equipment of the Airline Operations of Xinjiang Airlines Group were revalued as at 31 December, 2003. Such revalued amount will serve as the tax base for these assets for future years. In addition, in connection with the Reorganisation and Acquisition, the tax base of other assets and liabilities of the Airline Operations of Xinjiang Airlines Group that gave rise to the temporary differences above have been adjusted to conform to the related financial reporting carrying amounts. As a result, the temporary differences that gave rise to the deferred tax assets and liabilities relating to the items above as at 31 December, 2003 were eliminated against owner's fund.

            An analysis of the net deferred tax liabilities which have been eliminated against owner's fund is set out below:

                                                                                             RMB'000
DEFERRED TAX ASSETS:
Repair charges                                                                                74,148
Provision for doubtful accounts                                                                5,363
                                                                                            --------
TOTAL DEFERRED TAX ASSETS                                                                     79,511
                                                                                            --------
DEFERRED TAX LIABILITIES:
Tax depreciation in excess of accounting depreciation                                       (114,354)
                                                                                            --------
TOTAL DEFERRED TAX LIABILITIES                                                              (114,354)
                                                                                            --------

NET DEFERRED TAX LIABILITIES                                                                 (34,843)
                                                                                            ========

      (iii) In connection with the Reorganisation and Acquisition, inventories of the Airline Operations of the Xinjiang Airlines Group, which as at 31 December, 2003 had a carrying amount of approximately RMB59 million, were revalued as required by the relevant PRC rules and regulations. The revalued amount of inventories has been determined at approximately RMB44 million. Such amount will serve as the tax base for future years. The inventories were not revalued for financial reporting purposes and accordingly, a deferred tax liability of approximately RMB5 million was created with a corresponding decrease in owner's fund.

APPENDIX III         ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                     OPERATIONS OF XINJIANG AIRLINES GROUP

(V) NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

20. RELATED PARTY TRANSACTIONS

      During the period from 1 January, 2001 to 31 December, 2002, the Airline Operations of Xinjiang Airlines Group was under the direct control of the CAAC and therefore, the transactions conducted with the CAAC and its affiliates during the period from 1 January, 2001 to 31 December, 2002 are presented as related party transactions. However, such control was shifted to CSAHC during late 2002. Consequently, transactions with the CAAC and its affiliates are no longer presented as related party transactions from 1 January, 2003 onward.

      The principal recurring and non-recurring related party transactions between the Airline Operations of Xinjiang Airlines Group and the CAAC and its affiliates, and CSAHC and its affiliates during the relevant period are summarised as follows:

                                                                                       SIX-MONTH PERIODS
                                                   YEARS ENDED 31 DECEMBER,              ENDED 30 JUNE,
                                                -------------------------------      --------------------
                                                  2001        2002        2003         2003         2004
                               Note             RMB'000     RMB'000     RMB'000      RMB'000      RMB'000
                                                                                   (unaudited)
EXPENSES

PAID TO CAAC AND
   ITS AFFILIATES
Handling charges               (i)                1,129       1,988           -            -             -
Jet fuel supplies              (ii)             536,466     472,855           -            -             -
Aircraft insurance             (iii)             16,531      31,598           -            -             -
Ticket reservation service
   charges                     (iv)               8,444      11,314           -            -             -
Passenger departure and
   cargo handling charges      (v)                6,908       9,257           -            -             -
Aircraft and traffic service
   charges                     (vi)             170,399     167,166           -            -             -
Commission expense             (vii)             53,057      57,951           -            -             -

PAID TO CSAHC AND
   ITS AFFILIATES
Interest expense               (viii)                 -           -           -            -         3,771
Rentals for land and
   buildings                   (ix)                   -           -           -            -         8,989
Air catering expenses          (x)                    -           -           -            -         9,390
Repairing charges              (xi)                   -           -       7,971            -         3,680
Flight simulation service
   charges                     (xii)                  -           -       3,259        1,208         3,102

INCOME

RECEIVED FROM CAAC
   AND ITS AFFILIATES

Ground service income          (xiii)                 -       5,881           -            -             -
Aircraft lease income          (xiv)             11,083      55,436           -            -             -
Commission income              (xv)               5,209       5,382           -            -             -
RECEIVED FROM CSAHC
   AND ITS AFFILIATES
Aircraft lease income          (xvi)                  -      26,164      35,751       35,751         7,413

APPENDIX III         ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                     OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

20.   RELATED PARTY TRANSACTIONS (Continued)

      Notes:

      (i) Handling charges represent fees payable to China Aviation Supplies Import and Export Corporation, a corporation controlled by the CAAC, in connection with the procurement of aircraft and flight equipment on behalf of the Airline Operations of Xinjiang Airlines Group. Handling charges are calculated based on a fixed percentage of the purchase value and other charges.

      (ii) Jet fuel supplies represent purchases of jet fuel at the then prevailing state controlled prices from China Aviation Oil Supply Company, Lan Tian Oil Supply Company and certain other suppliers, which are controlled by the CAAC.

      (iii) Aircraft insurance represents insurance premiums payable to the CAAC which arranges aviation insurance covering hull, war and passenger liability risk on behalf of the PRC airlines with the People's Insurance (Property) Company of China. Insurance premiums are allocated to individual PRC airlines by the CAAC based on the value of the airlines aircraft and after taking into account the claims history of the airlines.

      (iv) Ticket reservation service charges represent fees payable to the CAAC in respect of computer reservation services rendered by the CAAC at charge rates determined based on the utilisation of the computer reservation system.

      (v) Passenger departure and cargo handling charges are payable to the CAAC for use of the computerised passenger departure and cargo handling systems installed at certain PRC airports. The charges are levied based on the utilisation of these systems.

      (vi) Aircraft and traffic service charges represent landing and take-off fees payable to various PRC airports in respect of landing and take-off slots allocated to the Airline Operations of Xinjiang Airlines Group and other ancillary services provided. Fees are payable by the Airline Operations of Xinjiang Airlines Group based on the scale rates published by the CAAC.

      (vii) Commission expense represents commissions payable to CAAC's sales offices and other PRC airlines in connection with services provided in exchange for air tickets sold by them. These commissions are calculated based on a fixed rate ranging from 1.5% to 9% on the ticket value as stipulated by the CAAC.

      (viii) Interest expense represents the interest incurred on certain unsecured loans from CSAHC. The applicable interest rates are in accordance with the rates published by the People's Bank of China (See Note 15).

      (ix) Rentals were paid to CSAHC under lease arrangements for certain land and buildings in the PRC. The rentals are determined based on prevailing market rates.

      (x) Air catering expenses represent purchases of in-flight meals and related services from certain affiliates of CSAHC. Prices charged by these suppliers to the Airline Operations of Xinjiang Airlines Group are similar to those charged to other PRC airlines.

      (xi) Repairing charges represent fees incurred by the Airline Operations of Xinjiang Airlines Group in connection with aircraft repair and maintenance services rendered by Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO"). GAMECO is a jointly controlled entity of the Company.

      (xii) Flight simulation service charges represent fees incurred by the Airline Operations of Xinjiang Airlines Group in connection with flight simulation services provided by Zhuhai Xiang Yi Aviation Technology Company Limited, a jointly controlled entity of the Company.

      (xiii) Ground service income represents the fees receivable from certain airlines controlled by the CAAC in respect of ground services provided by the Airline Operations of Xinjiang Airlines Group in Xinjiang International Airport.

APPENDIX III         ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                     OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

20.   RELATED PARTY TRANSACTIONS (Continued)

      (xiv) Aircraft lease income represent rentals receivable in respect of short term leasing of aircraft to certain PRC airlines controlled by the CAAC.

      (xv) Commission income represents commission receivable from certain PRC airlines controlled by the CAAC in connection with air tickets sold by the Airline Operations of Xinjiang Airlines Group for which the carriage was provided by such airlines. Commission is calculated based on a fixed rate ranging from 3% to 9% on the ticket value as stipulated by the CAAC.

      (xvi) Aircraft lease income represents rentals receivable from the Company pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft. The wet lease rental was determined based on prevailing market rates.

      Details of loans borrowed from and/or guaranteed by CSAHC and loans guaranteed by the CAAC and its affiliates are disclosed in Note 15.

      Management of the Airline Operations of Xinjiang Airlines Group is of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the relevant government regulations governing such transactions.

21.   RETIREMENT BENEFITS

      Employees of the Airline Operations of Xinjiang Airlines Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Airline Operations of Xinjiang Airlines Group are located. The Airline Operations of Xinjiang Airlines Group is required to contribute to these schemes at rates ranging from 14% to 20% of salary costs, including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Airline Operations of Xinjiang Airlines Group are assumed by these schemes. Contributions to the retirement schemes made by the Airline Operations of Xinjiang Airlines Group during the relevant period are as follows:

                                                                                   SIX-MONTH PERIODS
                                           YEARS ENDED 31 DECEMBER,                 ENDED 30 JUNE,
                                      -----------------------------------     ------------------------
                                       2001           2002         2003          2003           2004
                                      RMB'000        RMB'000      RMB'000       RMB'000        RMB'000
                                                                              (unaudited)
Amounts of contributions               7,265          7,119        13,972        6,517         16,259
                                       =====          =====        ======        =====         ======

APPENDIX III         ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                     OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

22.   COMMITMENTS

      (i)   CAPITAL COMMITMENTS

            The Airline Operations of Xinjiang Airlines Group had capital commitments as follows:

                                                           31 DECEMBER,                    30 JUNE,
                                               ------------------------------------        --------
                                                2001           2002           2003           2004
                                               RMB'000        RMB'000       RMB'000         RMB'000
Commitments in respect of aircraft
    and related equipment:
    -  authorised and contracted for           310,787              -             -               -
                                               -------        -------       -------        --------

Other commitments:
    -  authorised and contracted for             8,981         10,307        21,050          11,703
    -  authorised but not contracted for       233,153        164,479         3,467               -
                                               -------        -------       -------        --------
                                               242,134        174,786        24,517          11,703
                                               -------        -------       -------        --------
                                               552,921        174,786        24,517          11,703
                                               =======        =======       =======        ========

(ii)  OPERATING LEASE COMMITMENTS

      The total future minimum lease payments payable by the Airline Operations of Xinjiang Airlines Group under non-cancellable operating leases in respect of aircraft and flight equipment are payable as follows:

                                                            31 DECEMBER,                   30 JUNE,
                                             --------------------------------------        -------
                                                2001            2002         2003           2004
                                              RMB'000         RMB'000       RMB'000        RMB'000
Payments due
    -  within one year                         220,398        225,424       212,165        156,730
    -  in the second to fifth year,
         inclusive                             648,616        523,568       390,821        324,699
    -  after the fifth year                    222,599        122,297        41,901         14,898
                                             ---------        -------       -------        -------
                                             1,091,613        871,289       644,887        496,327
                                             =========        =======       =======        =======

      Leases for aircraft and flight equipment are generally run for an initial period of between six and eight years. The rental payments for aircraft and flight equipment are fixed during the lease period. None of the leases includes contingent rentals.

APPENDIX III         ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                     OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

23.   CONCENTRATION OF RISKS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

      LIQUIDITY RISK

            The liquidity of the Airline Operations of Xinjiang Airlines Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due and to renew/refinance these debt obligations where necessary and, on its ability to obtain adequate external loan finance to meet its committed future capital expenditures. With the support of certain PRC banks and CSAHC, the Airline Operations of Xinjiang Airlines Group was able to renew its short term debts and refinance part of its long term debts during the relevant period. With regards to the twelve-month period ending 30 June, 2005, the Airline Operations of Xinjiang Airlines Group has planned to seek the renewals of short term debts amounting to RMB205 million and refinance part of the long term debts due in 2004 of RMB488 million through loan finance to be obtained from certain PRC banks. Based on the recent negotiations with the principal bankers of the Airline Operations of Xinjiang Airlines Group, management believes that the planned loan renewals and loan refinance will be available to the Airline Operations of Xinjiang Airlines Group.

            Management has carried out a detailed review of the cash flow forecast of the Airline Operations of Xinjiang Airlines Group for the twelve-month period ending 30 June, 2005. Based on the results of such review, management has determined that adequate liquidity exists to finance the working capital, debt repayment obligations and capital expenditure requirements of the Airline Operations of Xinjiang Airlines Group during the forecasted period. In preparing the cash flow forecast, management has considered historical cash requirements of the Airline Operations of Xinjiang Airlines Group as well as other key factors, including the availability of the above-mentioned loan renewals and refinance which may impact the operations of the Airline Operations of Xinjiang Airlines Group during the next twelve-month period. Management is of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

      BUSINESS AND ECONOMIC RISKS

            The Airline Operations of Xinjiang Airlines Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risk not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations, and competition, in the passenger, cargo and mail airlines services industry.

      INTEREST RATE RISK

            The Airline Operations of Xinjiang Airlines Group has significant exposure to interest rate fluctuation as a significant portion of its loans are interest bearing at floating rates. Fluctuation in interest rates affects the results of the Airline Operations of Xinjiang Airlines Group significantly because the Airline Operations of Xinjiang Airlines Group is not able to hedge its interest rate exposure effectively. The interest rates and maturity information of the bank and other loans of the Airline Operations of Xinjiang Airlines Group are disclosed in Note 15.

      FOREIGN CURRENCY RISK

            The Airline Operations of Xinjiang Airlines Group has significant exposure to foreign currency as significant portion of its bank loans are denominated in foreign currencies, principally US dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the results of the Airline Operations of Xinjiang Airlines significantly because the foreign currency payments of the Airline Operations of Xinjiang Airlines Group significantly exceed its foreign currency receipts. The Airline Operations of Xinjiang Airlines Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with authorised PRC banks.

APPENDIX III         ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                     OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

23.   CONCENTRATION OF RISKS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

      CREDIT RISKS

            Substantially all of the cash and cash equivalents of the Airline Operations of Xinjiang Airlines Group are deposited with PRC financial institutions.

            Prior to 2003, a significant portion of the air tickets of the Airline Operations of Xinjiang Airlines Group were sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. As at 31 December, 2001 and 2002, the balance due from BSP agents amounted to approximately RMB74 million and RMB32 million respectively.

            Beginning in 2003, a significant portion of the air tickets of the Airline Operations of Xinjiang Airlines Group are sold through the sale network of the Company and flight revenue uplifted by the Airline Operations of Xinjiang Airlines Group is billed and collected from the Company. As at 31 December, 2003 and 30 June, 2004, the receivable due from the Company amounted to approximately RMB38 million and RMB1 million respectively.

      SELF INSURANCE RISK

            The Airline Operations of Xinjiang Airlines Group maintains a limited amount of property insurance in respect of certain personal and real property.

      FAIR VALUE

            Financial assets of the Airline Operations of Xinjiang Airlines Group include cash and cash equivalents, other investments, trade receivables, and other receivables and prepaid expenses. Financial liabilities of the Airline Operations of Xinjiang Airlines Group include bank and other loans, accounts payable and other payables. The Airline Operations of Xinjiang Airlines Group did not hold nor issue any financial instruments for trading purposes during the relevant period. The Airline Operations of Xinjiang Airlines Group did not have any positions in derivative contracts as at 31 December, 2001, 2002 and 2003 and 30 June, 2004.

            The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial
      Instruments: Recognition and Measurement". Fair value estimates, methods and assumptions, set forth below for the financial instruments of the Airline Operations of Xinjiang Airlines Group are made solely to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Financial Information. The estimated fair value amounts have been determined by the Airline Operations of Xinjiang Airlines Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Airline Operations of Xinjiang Airlines Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

APPENDIX III        ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                    OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

23.   CONCENTRATION OF RISKS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

      FAIR VALUE (Continued)

            The following summarise the major methods and assumptions used in estimating the fair values of the financial instruments of the Airline Operations of Xinjiang Airlines Group.

      Long term debts

            The fair values of long term debts are estimated by discounting future cash flows using current market interest rates offered to the Airline Operations of Xinjiang Airlines Group for debts with substantially the same characteristics and maturities. As at 31 December, 2001, 2002 and 2003 and 30 June, 2004, the carrying amounts and fair values of the long term debts of the Airline Operations of Xinjiang Airlines Group are as follows:

                                              31 DECEMBER,                                              30 JUNE,
                        ----------------------------------------------------------------------    ----------------------
                                 2001                     2002                   2003                       2004
                        CARRYING     FAIR        CARRYING     FAIR      CARRYING        FAIR       CARRYING     FAIR
                         AMOUNT      VALUE        AMOUNT      VALUE      AMOUNT        VALUE        AMOUNT      VALUE
                         RMB'000    RMB'000      RMB'000     RMB'000    RMB'000       RMB'000       RMB'000    RMB'000
Long term debts         2,677,999   2,847,219   2,261,657   2,365,801   2,109,261    2,130,199    1,979,931    1,998,721
                        =========   =========   =========   =========   =========    =========    =========    =========

      Other investments

            Other investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

      Other financial instruments

            The fair values of all other financial instruments approximate their carrying amounts due to the nature or short term maturity of these instruments.

24.   SUBSIDIARIES

      The particulars of principal subsidiaries of the Airline Operations of Xinjiang Airlines as at 30 June, 2004 are as follows:


                                                    ATTRIBUTABLE
                          PLACE AND DATE OF        EQUITY INTEREST
                           ESTABLISHMENT/         -----------------   ISSUED/REGISTERED       PRINCIPAL
      NAME OF COMPANY         OPERATION           DIRECT   INDIRECT      CAPITAL              ACTIVITIES
                                                     %        %

Xinjiang Aviation Ground   PRC                      60         -        RMB 15,000,000     Ground services
   Services Co., Ltd.      27 May, 2002

Xinjiang Civil Aviation    PRC                    51.8         -        RMB 185,043,676    Utility services
   Property Management     12 December, 2002
   Limited

APPENDIX III         ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                     OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

25.   RECONCILIATION AND SUPPLEMENTARY COMBINED STATEMENTS OF CASH FLOWS
      INFORMATION

      (i) Reconciliation of profit/(loss) before income tax and minority interests to cash flows from operating activities is as follows:

                                                                                 SIX-MONTH PERIODS
                                          YEARS ENDED 31 DECEMBER,                ENDED 30 JUNE,
                                    -----------------------------------     ------------------------
                                      2001           2002         2003          2003          2004
                                     RMB'000       RMB'000       RMB'000      RMB'000        RMB'000
                                                                            (unaudited)
Profit/(loss) before
   income tax and
   minority interests                 76,731        11,778     (480,867)     (290,456)       (69,755)
Depreciation and
   amortisation                      314,991       352,150      346,304       166,247        173,177
Impairment loss on
   aircraft and other
   flight equipment                        -       131,710            -             -              -
Provision for
   obsolescence of
   inventories                             -        12,007            -             -              -
Deficit on revaluation of
   property, plant and
   equipment                               -             -      234,835             -              -
Loss on disposal of
   property, plant and
   equipment                           8,581         2,219        7,943         3,893            800
Interest income                       (2,530)       (1,347)      (1,776)         (347)          (746)
Interest expense                     189,165       184,018      201,415        81,352         69,417
(Increase)/decrease in
   inventories                       (14,445)        1,054          825         4,683        (12,080)
Decrease/(increase) in
   trade receivables                  60,588       (20,989)      87,335        81,137        (28,924)
Decrease/(increase) in
   other receivables and
   prepaid expenses                   23,318       (51,603)      36,973        25,960        (39,061)
Increase in accounts
   payable                            23,372        20,960        1,384        15,188         34,651
Decrease in sales in
   advance of carriage                (5,612)      (17,459)     (16,220)      (13,417)        (3,268)
(Decrease)/increase in
   other liabilities and
   accrued expenses                 (187,570)      121,537       78,789        24,287          7,968
Increase/(decrease) in
   provision for major
   overhauls                          61,499        10,886       21,133         8,935           (408)
                                    --------      --------     --------       -------        -------
Cash generated from
   operations                        548,088       756,921      518,073       107,462        131,771

Interest received                      2,530         1,347        1,776           347            746
Interest paid                       (185,925)     (194,304)    (211,701)      (83,200)       (60,988)
Income tax paid                      (38,483)       (3,000)     (12,410)         (910)        (1,857)
                                    --------      --------     --------       -------        -------

Cash flows from
   operating activities              326,210       560,964      295,738        23,699         69,672
                                    ========      ========     ========       =======        =======

APPENDIX III         ACCOUNTANTS' REPORT ON FINANCIAL INFORMATION OF THE AIRLINE
                     OPERATIONS OF XINJIANG AIRLINES GROUP

(V)   NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

25. RECONCILIATION AND SUPPLEMENTARY COMBINED STATEMENTS OF CASH FLOWS INFORMATION (Continued)

      (ii)  DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

            As disclosed in Note 2, in connection with the Reorganisation and the Acquisition, certain assets that were not to be acquired by the Company but were historically associated with the Airline Operations of Xinjiang Airlines Group, were distributed to the owner of Xinjiang Airlines. The assets distributed to owner of Xinjiang Airlines amounted to approximately RMB48 million.

26.   ULTIMATE HOLDING COMPANY

      Management of the Airline Operations of Xinjiang Airlines consider the ultimate holding company to be CSAHC, a state-owned enterprise established in the PRC.

(VI)  SUBSEQUENT FINANCIAL STATEMENTS

      No audited financial statements have been prepared by the Airline Operations of Xinjiang Airlines Group in respect of any period subsequent to 30 June, 2004.

                                                         Yours faithfully,
                                                               KPMG
                                                    Certified Public Accountants
                                                            Hong Kong

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

A.    SUMMARY OF FINANCIAL STATEMENTS

      The following consolidated balance sheets of China Southern Airlines Company Limited ( "the Company") as at 31 December, 2001, 2002 and 2003 and the consolidated statements of operations, consolidated statements of changes in shareholders' equity and consolidated cash flow statements for each of the years in the three-year period ended 31 December, 2003 are derived from the audited financial statements of the Company prepared under IFRS. All such financial information should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are included in the Company's annual reports. The audited financial statements of the Company for the year ended 31 December, 2003, as extracted from the Company's 2003 annual report, are set out in Part B of this Appendix.

      In addition, the following consolidated balance sheet of the Company as at 30 June, 2004 and the consolidated statements of operations, consolidated statements of changes in shareholders' equity and the condensed consolidated cash flow statements for the six-month periods ended 30 June, 2003 and 2004 are derived from the unaudited interim financial reports of the Listed Group prepared under IFRS. All such financial information should be read in conjunction with the unaudited interim financial reports and accompanying notes, which are included in the Company's interim reports. The unaudited interim financial report of the Company for the six-month period ended 30 June, 2004, as extracted from the Company's 2004 interim report, are set out in Part C of this Appendix.

CONSOLIDATED BALANCE SHEETS

                                                                    31 DECEMBER,                     30 JUNE,
                                                    -------------------------------------------     ----------
                                                        2001            2002            2003           2004
                                                      RMB'000          RMB'000         RMB'000        RMB'000
                                                                                                    (unaudited)
NON-CURRENT ASSETS
Fixed assets                                        22,352,215       26,920,829      28,535,907     29,128,791
Construction in progress                               340,063          661,352       1,629,689      2,189,052
Lease prepayments                                      357,622          201,854         348,652        344,755
Interest in associated companies                       531,055          692,026         422,201        443,780
Interest in jointly controlled
   entities                                            174,338          461,962         731,323        787,874
Other investments                                      195,201          201,854         204,971        199,007
Lease and equipment deposits                         2,265,003        2,147,038       2,932,591      4,717,553
Deferred expenditure                                    48,183          283,303         248,853        233,726
Long term receivables                                   11,091           12,034           6,380          6,648
                                                    ----------       ----------      ----------     ----------

TOTAL NON-CURRENT ASSETS                            26,274,771       31,582,252      35,060,567     38,051,186
                                                    ----------       ----------      ----------     ----------

CURRENT ASSETS
Inventories                                            467,018          545,700         543,777        572,457
Trade receivables                                      556,542          671,776         833,604      1,210,680
Other receivables                                      196,751          372,586         296,047        310,365
Prepaid expenses and other assets                      340,157          244,690         247,926        323,947
Cash and cash equivalents                            2,817,863        3,771,043       2,080,174      2,931,786
                                                    ----------       ----------      ----------     ----------

TOTAL CURRENT ASSETS                                 4,378,331        5,605,795       4,001,528      5,349,235
                                                    ----------       ----------      ----------     ----------

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

                                                                     31 DECEMBER,                         30 JUNE,
                                                     ------------------------------------------         -----------
                                                       2001             2002            2003               2004
                                                      RMB'000         RMB'000         RMB'000             RMB'000
                                                                                                        (unaudited)
CURRENT LIABILITIES
Bank and other loans                                  2,177,516       5,240,726       7,096,846           9,931,236
Obligations under finance leases                      1,451,929       1,566,698       1,297,855           1,138,495
Amounts due to related companies                        718,265         525,090         929,003             906,353
Other liabilities                                       678,133         646,989       1,019,811           1,176,852
Accounts payable                                        590,700         532,480         928,093             841,409
Bills payable                                                 -       1,299,680         438,135                   -
Sales in advance of carriage                            370,546         390,531         466,087             386,255
Accrued expenses                                      2,013,555       2,341,454       2,527,794           3,217,955
Tax payable                                              73,464          78,145          89,954              72,954
                                                     ----------      ----------     -----------         -----------

TOTAL CURRENT LIABILITIES                             8,074,108      12,621,793      14,793,578          17,671,509
                                                     ----------      ----------     -----------         -----------

NET CURRENT LIABILITIES                              (3,695,777)     (7,015,998)    (10,792,050)        (12,322,274)
                                                     ----------      ----------     -----------         -----------

TOTAL ASSETS LESS CURRENT
   LIABILITIES                                       22,578,994      24,566,254      24,268,517          25,728,912
                                                     ----------      ----------     -----------         -----------

NON-CURRENT LIABILITIES AND
   DEFERRED ITEMS
Bank and other loans                                  3,627,594       5,835,434       4,521,735           6,062,819
Obligations under finance leases                      7,691,634       6,631,751       5,543,084           5,006,135
Provision for major overhauls                           125,661         141,887         189,464             230,525
Deferred credits                                         15,072          48,095          46,554              44,983
Deferred taxation                                       519,577         779,234         398,305             456,354
                                                     ----------      ----------     -----------         -----------

TOTAL NON-CURRENT LIABILITIES AND
   DEFERRED ITEMS                                    11,979,538      13,436,401      10,699,142          11,800,816
                                                     ----------      ----------     -----------         -----------
                                                     10,599,456      11,129,853      13,569,375          13,928,096
                                                     ==========      ==========     ===========         ===========
REPRESENTING:

SHARE CAPITAL                                         3,374,178       3,374,178       4,374,178           4,374,178
RESERVES                                              5,847,485       6,239,029       7,521,529           7,787,713
                                                     ----------      ----------     -----------         -----------

SHAREHOLDERS' EQUITY                                  9,221,663       9,613,207      11,895,707          12,161,891
MINORITY INTERESTS                                    1,377,793       1,516,646       1,673,668           1,766,205
                                                     ----------      ----------     -----------         -----------

                                                     10,599,456      11,129,853      13,569,375          13,928,096
                                                     ==========      ==========     ===========         ===========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             SIX-MONTH PERIODS
                                                  YEARS ENDED 31 DECEMBER,                     ENDED 30 JUNE,
                                          ----------------------------------------    -----------------------------
                                             2001           2002           2003           2003              2004
                                            RMB'000        RMB'000        RMB'000       RMB'000            RMB'000
                                                                                      (unaudited)        (unaudited)
OPERATING REVENUE
   Traffic revenue                        16,461,532     17,481,892     16,964,800     6,537,679         10,834,278
   Other revenue                             418,126        536,728        505,323       195,193            259,659
                                          ----------     ----------     ----------    ----------         ----------

TOTAL OPERATING REVENUE                   16,879,658     18,018,620     17,470,123     6,732,872         11,093,937
                                          ----------     ----------     ----------    ----------         ----------

OPERATING EXPENSES
   Flight operations                       6,905,628      6,732,543      7,070,031     3,516,885          4,722,442
   Maintenance                             2,014,579      2,333,419      2,588,613     1,218,488          1,409,841
   Aircraft and traffic
     servicing                             2,297,521      2,511,284      2,767,488     1,197,273          1,688,612
   Promotion and sales                     1,540,780      1,499,587      1,480,168       673,965            874,393
   General and
     administrative                          892,233      1,060,010      1,053,319       480,598            551,719
   Depreciation and
     amortisation                          1,814,974      1,839,871      2,037,971     1,016,530          1,083,346
   Others                                     13,270         15,829         16,804         3,465              8,244
                                          ----------     ----------     ----------    ----------         ----------

TOTAL OPERATING EXPENSES                  15,478,985     15,992,543     17,014,394     8,107,204         10,338,597
                                          ==========     ==========     ==========    ==========         ==========

OPERATING PROFIT/(LOSS)                    1,400,673      2,026,077        455,729    (1,374,332)           755,340
                                          ----------     ----------     ----------    ----------         ----------

NON-OPERATING
   INCOME/(EXPENSES)
   Interest income                            49,878         52,618         13,061         5,842              8,994
   Interest expense                         (933,717)      (959,193)      (823,725)     (455,456)          (343,620)
   Exchange gain/(loss),
     net                                     296,777      (175,451)       (164,443)       (4,774)            15,397
   Share of associated
     companies' results                       53,077         36,988         47,798         2,825             21,156
   Share of jointly
     controlled entities'
     results                                  (4,034)        (3,352)       (39,495)      (21,654)             4,351
   (Loss)/gain on sale of
     fixed assets                            (55,889)       170,740        (22,217)      (22,679)             2,999
   Others, net                               (11,509)        (9,328)        21,682          (287)             4,531
                                          ----------     ----------     ----------    ----------         ----------

   TOTAL NET NON-OPERATING
     EXPENSES                               (605,417)      (886,978)      (967,339)     (496,183)          (286,192)
                                          ==========     ==========     ==========    ==========         ==========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

                                                                                             SIX-MONTH PERIODS
                                                    YEARS ENDED 31 DECEMBER,                   ENDED 30 JUNE,
                                             -------------------------------------     ----------------------------
                                                2001          2002           2003        2003                  2004
                                              RMB'000        RMB'000       RMB'000      RMB'000              RMB'000
PROFIT/(LOSS) BEFORE
   TAXATION AND MINORITY
   INTERESTS                                  795,256      1,139,099      (511,610)    (1,870,515)          469,148
TAXATION (EXPENSE)/
   CREDIT                                    (320,519)      (398,227)      324,277        544,992           (94,790)
                                             --------      ---------     ---------     ----------          --------

PROFIT/(LOSS) BEFORE
   MINORITY INTERESTS                         474,737        740,872      (187,333)    (1,325,523)          374,358
MINORITY INTERESTS                           (134,512)      (165,111)     (170,934)        93,910          (108,174)
                                             --------      ---------     ---------     ----------          --------

PROFIT/(LOSS) ATTRIBUTABLE
   TO SHAREHOLDERS                            340,225        575,761      (358,267)    (1,231,613)          266,184
                                             ========      =========     =========     ==========          ========
BASIC EARNINGS/(LOSSES)
   PER SHARE                                  RMB0.10        RMB0.17      RMB(0.09)      RMB(0.37)          RMB0.06
                                             ========      =========     =========     ==========          ========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                              SHARE          SHARE         OTHER        RETAINED
                                             CAPITAL        PREMIUM       RESERVES      EARNINGS           TOTAL
                                            ---------      ---------      --------     ---------         ----------
                                             RMB'000        RMB'000       RMB'000       RMB'000           RMB'000
At 1 January, 2001                          3,374,178      3,813,659       664,945     1,028,656          8,881,438
Profit for the year                                 -              -             -       340,225            340,225
Appropriations to reserves                          -              -        22,229       (22,229)                 -
                                            ---------      ---------      --------     ---------         ----------

At 31 December, 2001                        3,374,178      3,813,659       687,174     1,346,652          9,221,663
                                            =========      =========      ========     =========         ==========

At 1 January, 2002                          3,374,178      3,813,659       687,174     1,346,652          9,221,663

Land use rights adjustment                          -       (129,703)            -        12,970           (116,733)
Adjustments from adoption
   of new PRC accounting
   regulations                                      -              -      (185,540)      185,540                  -
Dividends paid                                      -              -             -       (67,484)           (67,484)
Profit for the year                                 -              -             -       575,761            575,761
Appropriations to reserves                          -              -        83,738       (83,738)                 -
                                            ---------      ---------      --------     ---------         ----------

At 31 December, 2002                        3,374,178      3,683,956       585,372     1,969,701          9,613,207
                                            =========      =========      ========     =========         ==========

At 1 January, 2003                          3,374,178      3,683,956       585,372     1,969,701          9,613,207

Issue of A shares                           1,000,000      1,640,767             -             -          2,640,767
Loss for the year                                   -              -             -      (358,267)          (358,267)
Appropriations to reserves                          -              -        24,969       (24,969)                 -
                                            ---------      ---------      --------     ---------         ----------

At 31 December, 2003                        4,374,178      5,324,723       610,341     1,586,465         11,895,707
                                            =========      =========      ========     =========         ==========

At 1 January, 2004                          4,374,178      5,324,723       610,341     1,586,465         11,895,707

Profit for the period
   (unaudited)                                      -              -             -       266,184            266,184
                                            ---------      ---------      --------     ---------         ----------

At 30 June, 2004
   (unaudited)                              4,374,178      5,324,723       610,341     1,852,649         12,161,891
                                            =========      =========      ========     =========         ==========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

CONSOLIDATED CASH FLOW STATEMENTS

                                                                                YEARS ENDED 31 DECEMBER,
                                                                      ---------------------------------------------
                                                                          2001           2002               2003
                                                         Note           RMB'000         RMB'000           RMB'000
                                                                      ----------      ----------         ----------
NET CASH FROM OPERATING ACTIVITIES                        (a)          2,223,943       3,697,544          2,128,749
                                                                      ----------      ----------         ----------
CASH FLOWS FROM INVESTING ACTIVITIES:

   Proceeds from sale of fixed assets                                    605,385         825,197             57,077
   Proceeds from sale of investments                                           -              68                  -
   Dividends received from associated
     companies                                                             5,946           3,093                  -
   (Increase)/decrease in long term
     receivables                                                            (345)           (943)             5,654
   Payment of lease and equipment deposits                            (2,027,063)     (1,999,233)        (1,851,726)
   Refund of lease and equipment deposits                                200,029       2,117,386          1,066,086
   Capital expenditures                                               (1,492,126)     (6,351,030)        (4,706,740)
   Purchase of investments in equity
     securities                                                           (1,241)         (6,721)            (1,065)
   Investment in associated company                                     (147,875)       (136,500)                 -
   Investments in jointly controlled entities                           (178,372)       (295,670)            (2,999)
   Governmental subsidy for safety related
     capital expenditures                                                      -          40,240                  -
   Effect of acquisition of subsidiaries                  (c)                  -         (90,491)                 -
                                                                      ----------      ----------         ----------

   NET CASH USED IN INVESTING ACTIVITIES                              (3,035,662)     (5,894,604)        (5,433,713)
                                                                      ==========      ==========         ==========

   NET CASH OUTFLOWS BEFORE FINANCING
     ACTIVITIES                                                         (811,719)     (2,197,060)        (3,304,964)
                                                                      ----------      ----------         ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from A share issue, net of
     issuance costs                                                            -               -          2,640,767
   Proceeds from bank and other loans                                  2,123,613       6,996,780          8,913,992
   Repayment of bank and other loans                                    (890,228)     (2,194,630)        (8,371,362)
   Repayment of principal under finance
     lease obligations                                                (1,756,098)     (1,546,185)        (1,555,390)
   Capital contributions received from
     minority shareholders                                                   707          10,625              1,050
   Dividends paid to shareholders                                              -         (67,484)                 -
   Dividends paid to minority shareholders                               (45,867)        (48,866)           (14,962)
                                                                      ----------      ----------         ----------

NET CASH (OUTFLOWS)/INFLOWS FROM
   FINANCING ACTIVITIES                                                 (567,873)      3,150,240          1,614,095
                                                                      ==========      ==========         ==========

(DECREASE)/INCREASE IN CASH AND CASH
   EQUIVALENTS                                                        (1,379,592)        953,180         (1,690,869)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
   YEAR                                                                4,197,455       2,817,863          3,771,043
                                                                      ----------      ----------         ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                               2,817,863       3,771,043          2,080,174
                                                                      ==========      ==========         ==========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

RECONCILIATION AND SUPPLEMENTARY STATEMENTS OF CASH FLOWS INFORMATION

      (a) The reconciliation of profit/(loss) before taxation and minority interests to net cash from operations is as follows:

                                                                      YEARS ENDED 31 DECEMBER,
                                                            -------------------------------------------
                                                               2001             2002            2003
                                                             RMB'000          RMB'000          RMB'000
Profit/(loss) before taxation and
   minority interests                                         795,256         1,139,099        (511,610)
Depreciation and amortisation of fixed
   assets                                                   1,802,462         1,839,293       1,997,882
Other amortisation                                             12,512             9,816          40,089
Amortisation of deferred credits                              (18,483)           (7,217)         (1,541)
Share of associated companies' results                        (53,077)          (36,988)        (47,798)
Share of jointly controlled entities'
   results                                                      4,034             3,352          39,495
Loss/(gain) on sale of fixed assets                            55,889          (170,740)         22,217
Interest income                                               (49,878)          (52,618)        (13,061)
Interest expense                                              933,717           959,193         823,725
Unrealised exchange (gain)/loss, net                         (292,630)          174,978         177,356
(Increase)/decrease in inventories                             (2,033)          (76,472)          1,923
Decrease/(increase) in trade receivables                      232,228          (110,749)       (161,828)
Decrease/(increase) in other receivables                       42,938          (166,004)         76,539
(Increase)/decrease in prepaid expenses
   and other assets                                          (136,600)          123,924          (6,045)
Increase/(decrease) in amounts due to
   related companies                                           98,040          (193,175)        403,913
(Decrease)/increase in accounts payable                      (167,599)          (61,843)        395,613
Increase/(decrease) in bills payable                                -         1,299,680        (861,545)
Increase in sales in advance of carriage                       31,036            19,985          75,556
(Decrease)/increase in accrued expenses                      (132,121)           86,215         203,439
Increase/(decrease) in other liabilities                       70,254           (33,032)        372,822
(Decrease)/increase in provision for
   major overhauls                                            (40,422)           16,226          47,577
                                                            ---------        ----------       ---------

Cash generated from operations                              3,185,523         4,762,923       3,074,718
Interest received                                              49,878            52,618          13,061
Interest paid                                                (970,734)       (1,051,027)       (923,901)
Income tax paid                                               (40,724)          (66,970)        (35,129)
                                                            ---------        ----------       ---------

Net cash from operating activities                          2,223,943         3,697,544       2,128,749
                                                            =========        ==========       =========

(b)   DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

      During 2002, the Listed Group assumed from Zhongyuan Airlines debts totalling RMB964,736,000 in partial satisfaction of the consideration payable for acquisition of five Boeing 737-300/37K aircraft and other assets from Zhongyuan Airlines.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(c)   EFFECT OF ACQUISITION OF SUBSIDIARIES

                                                                    YEARS ENDED 31 DECEMBER,
                                                           -------------------------------------------
                                                             2001              2002             2003
                                                           RMB'000           RMB'000           RMB'000
Net assets acquired:

Fixed assets                                                     -            96,636                 -
Cash and cash equivalents                                        -            17,355                 -
Trade receivables and other current
   assets                                                        -            20,681                 -
                                                           -------           -------           -------

                                                                 -           134,672                 -
                                                           -------           -------           -------

Accounts payable                                                 -             3,623                 -
Accrued expenses and other liabilities                           -            11,220                 -
                                                           -------           -------           -------

                                                                 -            14,843                 -
                                                           -------           -------           -------

Net assets value                                                 -           119,829                 -
                                                           =======           =======           =======

Consideration paid                                               -           107,846                 -
Cash and cash equivalents acquired                               -            17,355                 -
                                                           -------           -------           -------

Net cash outflow from acquisition
   of subsidiaries                                               -            90,491                 -
                                                           =======           =======           =======

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

                                                                                         SIX-MONTH PERIODS ENDED
                                                                                                30 JUNE,
                                                                                      -----------------------------
                                                                                         2003               2004
                                                                                        RMB'000            RMB'000
                                                                                      (unaudited)        (unaudited)
Net cash from operating activities                                                     1,199,731          1,217,840
Net cash used in investing activities                                                 (1,886,023)        (4,050,525)
                                                                                      ----------         ----------

Net cash outflows before financing activities                                           (686,292)        (2,832,685)
Net cash (outflows)/inflows from financing activities                                   (803,404)         3,684,297
                                                                                      ----------         ----------

(Decrease)/increase in cash and cash equivalents                                      (1,489,696)           851,612

Cash and cash equivalents as at 1 January,                                             3,771,043          2,080,174
                                                                                      ----------         ----------

Cash and cash equivalents as at 30 June,                                               2,281,347          2,931,786
                                                                                      ==========         ==========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

B.    FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER, 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                                        2003             2002
                                                               Note                   RMB'000          RMB'000
                                                               ----                  ----------       ----------
Operating revenue:
   Traffic revenue                                                                   16,964,800       17,481,892
   Other revenue                                                                        505,323          536,728
                                                                                     ----------       ----------

Total operating revenue                                          3                   17,470,123       18,018,620
                                                                                     ----------       ----------

Operating expenses:
   Flight operations                                                                  7,070,031        6,732,543
   Maintenance                                                                        2,588,613        2,333,419
   Aircraft and traffic servicing                                                     2,767,488        2,511,284
   Promotion and sales                                                                1,480,168        1,499,587
   General and administrative                                                         1,053,319        1,060,010
   Depreciation and amortisation                                                      2,037,971        1,839,871
   Other                                                                                 16,804           15,829
                                                                                     ----------       ----------

Total operating expenses                                         4                   17,014,394       15,992,543
                                                                                     ----------       ----------

Operating profit                                                                        455,729        2,026,077
                                                                                     ----------       ----------

Non-operating income/(expenses):
   Share of associated companies' results                                                47,798           36,988
   Share of jointly controlled entities' results                14                      (39,495)          (3,352)
   (Loss)/gain on sale of fixed assets                           5                      (22,217)         170,740
   Interest income                                                                       13,061           52,618
   Interest expense                                              4                     (823,725)        (959,193)
   Exchange loss, net                                                                  (164,443)        (175,451)
   Other, net                                                                            21,682           (9,328)
                                                                                     ----------       ----------

Total net non-operating expenses                                                       (967,339)        (886,978)
                                                                                     ----------       ----------

(Loss)/profit before taxation and minority interests             4                     (511,610)       1,139,099
Taxation credit/(expense)                                        7                      324,277         (398,227)
                                                                                     ----------       ----------

(Loss)/profit before minority interests                                                (187,333)         740,872
Minority interests                                                                     (170,934)        (165,111)
                                                                                     ----------       ----------

(Loss)/profit attributable to shareholders                                             (358,267)         575,761
                                                                                     ==========       ==========

Basic (loss)/earnings per share                                  9                     RMB(0.09)         RMB0.17
                                                                                     ==========       ==========

The notes on pages 172 to 223 form part of these financial statements.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

CONSOLIDATED BALANCE SHEET
As at 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                                        2003            2002
                                                               Note                   RMB'000          RMB'000
                                                               ----                 -----------       ----------
NON-CURRENT ASSETS
Fixed assets                                                     10                  28,535,907       26,920,829
Construction in progress                                         11                   1,629,689          661,352
Lease prepayments                                                                       348,652          201,854
Interest in associated companies                                 13                     422,201          692,026
Interest in jointly controlled companies                         14                     731,323          461,962
Other investments                                                                       204,971          201,854
Lease and equipment deposits                                                          2,932,591        2,147,038
Deferred expenditure                                             15                     248,853          283,303
Long-term receivables                                                                     6,380           12,034
                                                                                    -----------       ----------

                                                                                     35,060,567       31,582,252
                                                                                    -----------       ----------

CURRENT ASSETS
Inventories                                                      17                     543,777          545,700
Trade receivables                                                18                     833,604          671,776
Other receivables                                                                       296,047          372,586
Prepaid expenses and other assets                                                       247,926          244,690
Cash and cash equivalents                                        20                   2,080,174        3,771,043
                                                                                    -----------       ----------

                                                                                      4,001,528        5,605,795
                                                                                    -----------       ----------

CURRENT LIABILITIES
Bank and other loans                                             21                   7,096,846        5,240,726
Obligations under finance leases                                 22                   1,297,855        1,566,698
Amounts due to related companies                                 19                     929,003          525,090
Other liabilities                                                                     1,019,811          646,989
Accounts payable                                                 23                     928,093          532,480
Bills payable                                                                           438,135        1,299,680
Sales in advance of carriage                                                            466,087          390,531
Accrued expenses                                                                      2,527,794        2,341,454
Taxes payable                                                                            89,954           78,145
                                                                                    -----------       ----------

                                                                                     14,793,578       12,621,793
                                                                                    -----------       ----------

NET CURRENT LIABILITIES                                                             (10,792,050)      (7,015,998)
                                                                                    -----------       ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                24,268,517       24,566,254
                                                                                    -----------       ----------

The notes on pages 172 to 223 form part of these financial statements.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

As at 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                                       2003             2002
                                                             Note                     RMB'000          RMB'000
                                                             ----                    ----------      -----------
LONG TERM LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                          21                      4,521,735       5,835,434
Obligations under finance leases                              22                      5,543,084       6,631,751
Provision for major overhauls                                 24                        189,464         141,887
Deferred credits                                                                         46,554          48,095
Deferred taxation                                             16                        398,305         779,234
                                                                                     ----------      ----------

                                                                                     10,699,142      13,436,401
                                                                                     ----------      ----------

                                                                                     13,569,375      11,129,853
                                                                                     ==========      ==========

REPRESENTING:
SHARE CAPITAL                                                 25                      4,374,178       3,374,178
RESERVES                                                      26                      7,521,529       6,239,029
                                                                                     ----------      ----------

SHAREHOLDERS' EQUITY                                                                 11,895,707       9,613,207

MINORITY INTERESTS                                                                    1,673,668       1,516,646
                                                                                     ----------      ----------

                                                                                     13,569,375      11,129,853
                                                                                     ==========      ==========

Approved and authorised for issue by the board of directors on 23 April, 2004

YAN ZHI QING                     WANG CHANG SHUN            XU JIE BO
  Director                           Director               Director


The notes on pages 172 to 223 form part of these financial statements.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

BALANCE SHEET
As at 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                                        2003            2002
                                                             Note                      RMB'000         RMB'000
                                                             ----                    ----------      -----------
NON-CURRENT ASSETS
Fixed assets                                                  10                     22,610,251       19,530,908
Construction in progress                                      11                      1,532,462          615,511
Lease prepayments                                                                       116,276           15,502
Interest in subsidiaries                                      12                      1,445,831        1,406,010
Interest in associated companies                              13                        287,235          367,573
Interest in jointly controlled entities                       14                        563,736          474,042
Other investments                                                                       106,548          106,009
Lease and equipment deposits                                                          2,228,754        2,065,192
Deferred expenditure                                          15                        240,514          272,636
                                                                                     ----------      -----------

                                                                                     29,131,607       24,853,383
                                                                                     ----------      -----------

CURRENT ASSETS
Inventories                                                   17                        213,219          118,134
Trade receivables                                             18                        683,206          464,930
Other receivables                                                                       222,438          239,601
Prepaid expenses and other assets                                                       181,856          141,591
Cash and cash equivalents                                     20                      1,404,874        2,960,337
                                                                                     ----------      -----------

                                                                                      2,705,593        3,924,593
                                                                                     ----------      -----------

CURRENT LIABILITIES
Bank and other loans                                          21                      5,958,968        3,479,322
Obligations under finance leases                              22                      1,297,855        1,566,698
Amounts due to related companies                              19                        870,682          358,077
Other liabilities                                                                       854,057          411,218
Accounts payable                                              23                        745,888          296,989
Bills payable                                                                           438,135        1,299,680
Sales in advance of carriage                                                            405,851          340,457
Accrued expenses                                                                      1,628,072        1,049,806
Tax payable                                                                              48,142           48,143
                                                                                     ----------      -----------

                                                                                     12,247,650        8,850,390
                                                                                     ----------      -----------

NET CURRENT LIABILITIES                                                              (9,542,057)      (4,925,797)
                                                                                     ----------      -----------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                19,589,550       19,927,586
                                                                                     ----------      -----------

The notes on pages 172 to 223 form part of these financial statements.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

As at 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                               2003            2002
                                                             Note             RMB'000         RMB'000
                                                             ----           ----------      -----------
NON-CURRENT LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                           21            3,670,499       4,628,372
Obligations under finance leases                               22            5,543,084       6,631,751
Provision for major overhauls                                  24              130,992          63,389
Deferred credits                                                                 6,317           7,855
Deferred taxation                                              16               89,708         507,077
                                                                            ----------      ----------

                                                                             9,440,600      11,838,444
                                                                            ----------      ----------

NET ASSETS                                                                  10,148,950       8,089,142
                                                                            ==========      ==========

REPRESENTING:
SHARE CAPITAL                                                  25            4,374,178       3,374,178
RESERVES                                                       26            5,774,772       4,714,964
                                                                            ----------      ----------

SHAREHOLDERS' EQUITY                                                        10,148,950       8,089,142
                                                                            ==========      ==========

Approved and authorised for issue by the board of directors on 23 April, 2004

YAN ZHI QING                     WANG CHANG SHUN            XU JIE BO
  Director                           Director               Director

The notes on pages 172 to 223 form part of these financial statements.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                           SHARE           SHARE         OTHER        RETAINED
                                          CAPITAL         PREMIUM       RESERVES      EARNINGS          TOTAL
                                          RMB'000         RMB'000        RMB'000       RMB'000         RMB'000
                                         ---------       ---------      --------      ---------       ----------
At 1 January, 2002                       3,374,178       3,813,659       687,174      1,346,652        9,221,663

Land use rights adjustment
   (Note 26 (f))                                 -        (129,703)            -         12,970         (116,733)
Adjustments from adoption
   of new PRC accounting
   regulations (Note 26 (c))                     -               -      (185,540)       185,540                -
Dividend paid (Note 8)                                                                  (67,484)         (67,484)
Profit for the year                              -               -             -        575,761          575,761
Appropriations to reserves                       -               -        83,738        (83,738)               -
                                         ---------       ---------      --------      ---------       ----------

At 31 December, 2002                     3,374,178       3,683,956       585,372      1,969,701        9,613,207
                                         =========       =========      ========      =========       ==========

At 1 January, 2003                       3,374,178       3,683,956       585,372      1,969,701        9,613,207

Issue of A shares (Note 25)              1,000,000       1,640,767             -              -        2,640,767
Loss for the year                                -               -             -       (358,267)        (358,267)
Appropriations to reserves                       -               -        24,969        (24,969)               -
                                         ---------       ---------      --------      ---------       ----------

At 31 December, 2003                     4,374,178       5,324,723       610,341      1,586,465       11,895,707
                                         =========       =========      ========      =========       ==========

The notes on pages 172 to 223 form part of these financial statements.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER, 2003
(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

                                                                                        2003             2002
                                                                  Note                RMB'000           RMB'000
                                                                 ------              ----------       ----------
Cash inflows from operations                                     33 (a)               3,074,718        4,762,923
   Interest received                                                                     13,061           52,618
   Interest paid                                                                       (923,901)      (1,051,027)
   Income tax paid                                                                      (35,129)         (66,970)
                                                                                     ----------       ----------

Net cash inflows from operating activities                                            2,128,749        3,697,544
                                                                                     ----------       ----------

Investing activities:
   Proceeds from sale of fixed assets                                                    57,077          825,197
   Proceeds from sale of investments                                                          -               68
   Dividends received from associated companies                                               -            3,093
   Decrease/(increase) in long term receivables                                           5,654             (943)
   Payment of lease and equipment deposits                                           (1,851,726)      (1,999,233)
   Refund of lease and equipment deposits                                             1,066,086        2,117,386
   Capital expenditures                                                              (4,706,740)      (6,351,030)
   Purchase of investments in equity securities                                          (1,065)          (6,721)
   Investment in associated company                                                           -         (136,500)
   Investments in jointly controlled entities                                            (2,999)        (295,670)
   Governmental subsidy for safety related
     capital expenditures                                                                     -           40,240
   Effect of acquisition of subsidiaries                         33 (c)                       -          (90,491)
                                                                                     ----------       ----------

Net cash used in investing activities                                                (5,433,713)      (5,894,604)
                                                                                     ----------       ----------

Net cash outflows before financing activities                                        (3,304,964)      (2,197,060)
                                                                                     ----------       ----------

Financing activities:
   Proceeds from A share issue, net of issuance costs                                 2,640,767                -
   Proceeds from bank and other loans                                                 8,913,992        6,996,780
   Repayment of bank and other loans                                                 (8,371,362)      (2,194,630)
   Repayment of principal under finance lease obligations                            (1,555,390)      (1,546,185)
   Capital contribution received from minority shareholders                               1,050           10,625
   Dividends paid to shareholders                                                             -          (67,484)
   Dividends paid to minority shareholders                                              (14,962)         (48,866)
                                                                                     ----------       ----------

Net cash inflows from financing activities                                            1,614,095        3,150,240
                                                                                     ----------       ----------

(Decrease)/Increase in cash and cash equivalents                                     (1,690,869)         953,180
Cash and cash equivalents at beginning of year                                        3,771,043        2,817,863
                                                                                     ----------       ----------

Cash and cash equivalents at end of year                                              2,080,174        3,771,043
                                                                                     ==========       ==========

The notes on pages 172 to 223 form part of these financial statements.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

1     BACKGROUND OF THE COMPANY

      China Southern Airlines Company Limited (the "Company") and its subsidiary companies (collectively the "Group") are principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport, which is both the main hub of the Group's route network and the location of its corporate headquarters.

      The Company was established in the People's Republic of China (the "PRC", "China" or the "State") on 25 March, 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

      The Company's H Shares and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) are listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares which are listed on the Shanghai Stock Exchange.

2     PRINCIPAL ACCOUNTING POLICIES

      (a)   STATEMENT OF COMPLIANCE

            The financial statements of the Group and the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. IFRS includes International Accounting Standards ("IAS") and related interpretations.

      (b)   BASIS OF PREPARATION

            The financial statements of the Group and the Company are prepared on the historical cost basis as modified by the revaluation of certain fixed assets. The accounting policies have been consistently applied by the Group and the Company and are consistent with those used in the previous year.

      (c)   BASIS OF CONSOLIDATION

            The consolidated financial statements of the Group include the financial statements of the Company and all of its subsidiaries made up to 31 December each year. Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (c)   BASIS OF CONSOLIDATION (cont'd)

            The results of subsidiaries are included in the consolidated profit and loss account and the share attributable to minority shareholders is deducted from or added to the consolidated profit after taxation. Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders up to the amount of the capital contribution and reserves attributable to the minority shareholders. Thereafter, all further losses are assumed by the Company.

            All significant intercompany balances and transactions have been eliminated on consolidation.

      (d)   INTEREST-BEARING BORROWINGS

            Interest-bearing borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the profit and loss account over the period of the borrowings on an effective interest basis.

      (e)   INVESTMENTS

            (i)   Investments in subsidiaries

                  Investments in subsidiaries in the Company's balance sheet are stated at cost less impairment losses (refer to accounting policy n).

            (ii) Investments in associated companies and jointly controlled entities

                  An associated company is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

                  A jointly controlled entity is an entity which operates under a contractual agreement between the Group or the Company and other parties, where the contractual agreement establishes the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

                  The consolidated profit and loss account includes the Group's share of the results of its associated companies and jointly controlled entities for the year. In the consolidated balance sheet, the investments in associated companies and jointly controlled entities are stated at the Group's attributable share of net assets. When the Group's share of losses exceeds the carrying amount of the associated company or jointly controlled entity, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associated company or jointly controlled entity.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (e)   INVESTMENTS (cont'd)

                  The results of associated companies and jointly controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable, providing such dividends are in respect of a period ending on or before that of the Company and the Company's right to receive the dividend is established before 31 December each year. In the Company's balance sheet, investments in associated companies and jointly controlled entities are stated at cost, less impairment losses (refer to accounting policy n).

            (iii) Other investments

                  Other investments are stated at cost less impairment losses (refer to accounting policy n). Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

      (f)   FIXED ASSETS AND DEPRECIATION

            Fixed assets are stated at cost or revalued amount less accumulated depreciation and impairment losses (refer to accounting policy n). Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

            Depreciation is provided to write off the cost, or revalued amount where appropriate, of the fixed assets over their estimated useful lives on a straight line basis, after taking into account their estimated residual values, as follows:

                                                                DEPRECIABLE LIFE          RESIDUAL VALUE
Buildings                                                        15 to 40 years                Nil
Owned & leased aircraft                                           8 to 15 years              28.75%
Other flight equipment
    -  Jet engines                                                8 to 15 years                  3%
    -  Others, including rotable spares                           8 to 15 years                Nil
Machinery and equipment                                           5 to 10 years                  3%
Vehicles                                                                6 years                  3%

            No depreciation is provided in respect of construction in progress.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (g)   LEASED ASSETS

            Flight equipment under finance leases is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, and is amortised on a straight line basis over the shorter of the lease term or estimated useful life of the asset to residual value. In cases where title to the asset will be acquired by the Group at the end of the lease, the asset is amortised on a straight line basis over the estimated useful life of the asset to its residual value.

            Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases. Interest charges are included in the profit and loss account to provide a constant periodic rate of charge over the lease term.

            Gains on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains on other aircraft sale and leaseback transactions are recognised as income immediately if the transactions are established at fair value. Any excess of the sales price over fair value is deferred and amortised over the period the assets are expected to be used.

            Operating lease payments are charged to the profit and loss account on a straight line basis over the terms of the related leases.

      (h)   CONSTRUCTION IN PROGRESS

            Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost. Cost comprises direct costs of construction as well as interest charges during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificates by the relevant PRC authorities.

      (i)   LEASE PREPAYMENTS

            Lease prepayments represent the purchase costs of land use rights and are amortised on a straight line basis over the period of land use rights (Note 26).

      (j)   INVENTORIES

            Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (k)   TRADE AND OTHER RECEIVABLES

            Trade and other receivables are stated at cost less impairment losses. Impairment losses are established based on evaluation of the recoverability of these accounts at the balance sheet date.

      (l)   DEFERRED EXPENDITURE

            Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised over the terms of the related leases.

            Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight line basis over a period of 10 years, which represents the benefit vesting period of the employees.

      (m)   CASH AND CASH EQUIVALENTS

            Cash and cash equivalents consist of cash in hand and balances with banks and other financial institutions with an original maturity within three months. For the purpose of the consolidated cash flow statement, cash and cash equivalents are presented net of bank overdrafts, if any.

      (n)   IMPAIRMENT LOSS

            The carrying amounts of the Group's and the Company's assets, other than inventories (refer to accounting policy j) and deferred tax assets (refer to accounting policy u) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the profit and loss account.

            The Group and the Company assess at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (o)   DEFERRED CREDITS

            In connection with the acquisition or operating lease of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

      (p)   REVENUE RECOGNITION

            Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund.

            Interest income is recognised as it accrues unless collectability is in doubt. Dividend income is recognised when the Group's right to receive the dividend is established.

            Operating lease income is recognised on a straight line basis over the terms of the respective leases.

      (q)   TRAFFIC COMMISSIONS

            Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

      (r)   MAINTENANCE AND OVERHAUL COSTS

            Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed in the profit and loss account as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of scheduled overhauls required to be performed on the related aircraft prior to their return to the lessors.

      (s)   TRANSLATION OF FOREIGN CURRENCIES

            Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange prevailing on the transaction dates.

            Foreign currency monetary balances at the balance sheet date are translated into Renminbi at the exchange rates quoted by the People's Bank of China ruling at that date. Exchange differences are dealt with in the profit and loss account.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (t)   BORROWING COSTS

            Borrowing costs are expensed in the profit and loss account as and when incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

      (u)   DEFERRED TAXATION

            Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss.

            The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

      (v)   RETIREMENT BENEFITS

            Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the profit and loss account as and when incurred.

      (w)   FREQUENT FLYER AWARD PROGRAMMES

            The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

            Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

      (x)   PROVISIONS

            A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (y)   RELATED PARTIES

            For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

      (z)   SEGMENTAL REPORTING

            The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit by geographical segment is based on the following criteria:

            (i) Traffic revenue from domestic services within the PRC (excluding Hong Kong) is attributed to the domestic operation. Traffic revenue from inbound / outbound services between the PRC and Hong Kong, and the PRC and overseas destinations is attributed to the Hong Kong regional operation and international operation respectively.

            (ii) Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

      (aa)  USE OF ESTIMATES

            The preparation of the financial statements of the Group and the Company in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

3     TURNOVER

      Turnover comprises revenues from airline and airline-related business and is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund. An analysis of turnover is as follows:

                                                                                  2003            2002
                                                                                 RMB'000        RMB'000
                                                                               ----------      ----------
Traffic revenue
   Passenger                                                                   15,009,885      15,695,622
   Cargo and mail                                                               1,954,915       1,786,270
                                                                               ----------      ----------

                                                                               16,964,800      17,481,892
                                                                               ----------      ----------

Other operating revenue
   Commission income                                                              140,180         137,928
   General aviation income                                                         40,309          68,225
   Ground services income                                                          99,130          78,616
   Air catering income                                                             30,756          38,077
   Net income from lease arrangements (Note 10)                                    69,121          51,682
   Rental income                                                                   40,307               -
   Aircraft lease income                                                                -          46,640
   Other                                                                           85,520         115,560
                                                                               ----------      ----------

                                                                                  505,323         536,728
                                                                               ----------      ----------

                                                                               17,470,123      18,018,620
                                                                               ==========      ==========

      Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the following rates:

TYPES OF REVENUE              APPLICABLE SALES TAX RATES

Traffic revenue               3% (2002: 3%) of traffic revenue, except
                              for the period from 1 May, 2003 to 31 December,
                              2003 during which passenger revenue was exempted
                              from sales tax. All inbound international and Hong
                              Kong regional flights are exempted from sales tax.

Other operating revenue       3% (2002: 3%) of commission income, general
                              aviation income and ground services income, and 3%
                              to 5% (2002: 3% to 5%) of other operating revenue.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

3     TURNOVER (cont'd)

      Sales tax incurred during the year ended 31 December, 2003, netted off against revenue, amounted to RMB205,925,000 (2002: RMB557,784,000). In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund which are calculated at the rates of 5% and 2%, respectively (2002: 5% and 2%, respectively) of the domestic and international/Hong Kong regional traffic revenue, except for the period from 1 May, 2003 to 31 December, 2003 during which the Group was exempted from paying the contributions. Contributions to the CAAC Infrastructure Development Fund payable by the Group for the year ended 31 December, 2003 totalled RMB250,802,000 (2002: RMB798,386,000).

      Pursuant to approval documents issued by the CAAC, the Group imposes a fuel surcharge on passengers carried by its domestic and Hong Kong regional flights at certain prescribed rates on ticket fares. The fuel surcharge forms part of the traffic revenue of the Group. For the year ended 31 December, 2003, the fuel surcharge revenue of the Group totalled approximately RMB740 million (2002: RMB554 million).

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

4     (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS

                                                                                   2003             2002
                                                                                 RMB'000          RMB'000
                                                                               ----------       ----------
(Loss)/profit before taxation and minority interests is arrived at after charging:

Operating expenses
Jet fuel                                                                        3,866,932        3,519,005
Aircraft maintenance                                                            2,376,635        2,134,705
Routes                                                                          4,363,277        4,297,767
Depreciation
    -  owned assets                                                             1,502,013        1,301,601
    -  assets held under finance leases                                           495,869          537,692
Amortisation of deferred expenditure                                               40,089              578
Operating lease charges
    -  aircraft and other flight equipment                                      1,536,466        1,416,524
    -  buildings                                                                  135,528          129,982
Staff costs
    -  salaries, wages and welfare                                              1,496,191        1,538,617
    -  contributions to retirement schemes                                        150,447          131,622
Office and administration                                                         470,565          452,432
Auditors' remuneration                                                              8,200            8,200
Other                                                                             572,182          523,818
                                                                               ----------       ----------

                                                                               17,014,394       15,992,543
                                                                               ----------       ----------

Interest expense
Interest on bank and other loans wholly
   repayable within five years                                                    288,293          335,953
Interest on other loans                                                           176,026          142,679
Finance charges on obligations under finance leases                               442,483          544,747
Less: borrowing costs capitalised (Note)                                          (83,077)         (64,186)
                                                                               ----------       ----------

Net interest expense                                                              823,725          959,193
                                                                               ----------       ----------

and after crediting:

Amortisation of gains on sale and leaseback
   transactions                                                                         -            2,579
Dividend income from unlisted investments                                          17,220            7,116
                                                                               ==========       ==========

      Note: The borrowing costs have been capitalised at rates ranging 1.62% to 5.46% per annum (2002: 5.70%).

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

4     (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS (cont'd)

      The (loss)/profit attributable to shareholders for the year ended 31 December, 2003 includes a loss of RMB580,959,000 (2002: profit of RMB 381,305,000) which has been dealt with in the financial statements of the Company.

5     (LOSS)/GAIN ON SALE OF FIXED ASSETS

      (Loss)/gain on sale of fixed assets represents:

                                                                                   2003             2002
                                                                                  RMB'000          RMB'000
                                                                                  -------          -------
Aircraft (Note)                                                                   (20,405)         199,394
Staff quarters (Note 28)                                                                -          (17,624)
Flight equipment and other fixed assets                                            (1,812)         (11,030)
                                                                                  -------          -------
                                                                                  (22,217)         170,740
                                                                                  =======          =======

      Note:

      During 2003, the Group incurred a loss of RMB20,405,000 on early retirement of two old Boeing 737-200 aircraft.

      Pursuant to certain sale and leaseback arrangements, the Group sold four Boeing 757-200 aircraft during 2002 to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of eight to nine years. For the year ended 31 December, 2002, the Group recognised a profit of RMB199,394,000, being the excess of the sale proceeds which approximated the aircraft's fair value on the date of disposal, over the aircraft's net book value and related disposal costs.

6     EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

      (a)   DIRECTORS' AND SUPERVISORS' EMOLUMENTS

                                                                               2003           2002
                                                                              RMB'000        RMB'000
                                                                              -------        -------
Fees                                                                             203            103
Salaries, allowances and benefits in kind                                      1,244            970
Retirement benefits                                                               98             67
Bonuses                                                                          943            264
                                                                               -----          -----

                                                                               2,488          1,404
                                                                               =====          =====

            Included in the above were fees of RMB203,000 (2002: RMB103,000) paid to non-executive independent directors during the year.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

6     EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

      (a)   DIRECTORS' AND SUPERVISORS' EMOLUMENTS (cont'd)

            An analysis of directors' and supervisors' emoluments by number of individuals and emolument ranges is as follows:

                                                                                2003          2002
                                                                               NUMBER        Number
                                                                               ------        ------
Nil to HK$1,000,000 (RMB1,066,000 equivalent)                                    18            14
                                                                                ===           ===

      (b)   SENIOR MANAGEMENT'S EMOLUMENTS

            Details of emoluments paid to the five highest paid individuals (including directors and supervisors) of the Group during the year are as follows:

                                                                                2003          2002
                                                                              RMB'000        RMB'000
                                                                              -------        -------
Salaries, allowances and benefits in kind                                      1,701          1,496
Retirement benefits                                                               25             24
                                                                               -----          -----

                                                                               1,726          1,520
                                                                               =====          =====

            An analysis of emoluments paid to the five highest paid individuals (including directors and supervisors) by number of individuals and emolument ranges is as follows:

                                                                             2003              2002
                                                                            NUMBER            Number
                                                                            ------            ------
Directors and supervisors                                                     -                  1
Employees                                                                     5                  4
                                                                            ---                ---

                                                                              5                  5
                                                                            ===                ===

Nil to HK$1,000,000 (RMB1,066,000 equivalent)                                 5                  5
                                                                            ===                ===

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

7     TAXATION (CREDIT)/EXPENSE

      Taxation (credit)/expense in the consolidated profit and loss account comprises:

                                                                                    2003           2002
                                                                                   RMB'000        RMB'000
                                                                                  --------        -------
PRC income tax                                                                      46,938         71,651
Share of taxation of associated companies                                            3,342          9,424
Share of taxation of jointly controlled entities                                     6,372              -
                                                                                  --------        -------

                                                                                    56,652         81,075

Deferred taxation (Note 16)
    -  current year                                                                 11,208        317,152
    -  adjustment for change in income tax rate                                   (392,137)             -
                                                                                  --------        -------

Taxation (credit)/expense                                                         (324,277)       398,227
                                                                                  ========        =======

      On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% from 33% beginning from that date.

      As a result of the reduction in income tax rate, the Company's net deferred taxation liability balance brought forward from 31 December, 2002 of RMB507,077,000 was reduced by RMB392,137,000 and a net deferred tax credit of RMB392,137,000 was recognised for such reduction in income tax rate in the consolidated profit and loss account for the year ended 31 December, 2003.

      In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the year (2002: nil).

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

7     TAXATION (CREDIT)/EXPENSE (cont'd)

      Actual taxation amount in the consolidated profit and loss account differed from the amount computed by applying the PRC income tax rate of 15% to consolidated (loss)/profit before taxation and minority interests as a result of the following:

                                                                                    2003           2002
                                                                                   RMB'000        RMB'000
                                                                                  --------       ---------
Consolidated (loss)/profit before taxation and minority interests                 (511,610)      1,139,099
                                                                                  ========       =========

Expected PRC income tax (credit)/expense
   at 15% (2002: 33%)                                                              (76,742)        375,903

Adjustments:
   Gains on sale and leaseback transactions and their amortisation                       -            (851)
   Effect of change in income tax rate                                            (392,137)              -
   Rate differential on subsidiaries                                                     -         (60,530)
   Non-deductible expenses                                                          79,907          61,454
   Other, net                                                                       64,695          22,251
                                                                                  ---------        -------
                                                                                  (324,277)        398,227
                                                                                  =========        =======

      In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Tax Bureau, lease arrangements executed prior to 1 September, 1999 are exempted from PRC withholding tax.

      For the year ended 31 December, 2003, the PRC withholding tax payable by the Group in respect of the leases executed on or after 1 September, 1999 of RMB7,706,000 (2002: RMB14,305,000) has been included as part of the operating lease charges for the year.

8     DIVIDENDS

      No interim dividend was paid during the year ended 31 December, 2003 (2002: Nil).

      The board of directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2003.

      A final dividend of RMB0.02 per share totalling RMB67,484,000 in respect of the year ended 31 December, 2001 was approved and paid during 2002.

9     BASIC (LOSS)/EARNINGS PER SHARE

      The calculation of basic (loss)/earnings per share is based on the consolidated loss attributable to shareholders of RMB358,267,000 (2002: profit of RMB575,761,000) and the weighted average number of shares in issue during the year of 3,831,712,000 (2002: 3,374,178,000).

      The amount of diluted (loss)/earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

10   FIXED ASSETS

                                                                            OTHER
                                                       AIRCRAFT             FLIGHT
                                                -----------------------   EQUIPMENT,  MACHINERY,
                                                             HELD UNDER   INCLUDING   EQUIPMENT
                                                               FINANCE      ROTABLE      AND
                                    BUILDINGS     OWNED        LEASES       SPARES     VEHICLES     TOTAL
                                     RMB'000     RMB'000       RMB'000      RMB'000     RMB'000    RMB'000
------------------------------------------------------------------------------------------------------------
(a)  THE GROUP

     Cost or valuation:
     At 1 January, 2003             3,160,073   13,510,717   11,459,978    6,283,470   1,782,400  36,196,638
     Exchange adjustments              16,572            -            -            -      36,851      53,423
     Reclassification on exercise
       of purchase options                  -      997,403     (997,403)           -           -           -
     Additions                         11,382    2,818,475            -      558,594     137,307   3,525,758
     Transferred from construction
       in progress                    133,839            -            -            -      12,255     146,094
     Disposals                        (34,273)    (104,235)           -            -     (38,540)   (177,048)
                                    ---------   ----------   ----------   ----------  ----------  ----------

     At 31 December, 2003           3,287,593   17,222,360   10,462,575    6,842,064   1,930,273  39,744,865
                                    ---------   ----------   ----------   ----------  ----------  ----------

     Representing:
       Cost                         2,932,399   10,993,419    6,123,034    4,667,887   1,446,235  26,162,974
       Valuation - 1996               355,194    6,228,941    4,339,541    2,174,177     484,038  13,581,891
                                    ---------   ----------   ----------   ----------  ----------  ----------

                                    3,287,593   17,222,360   10,462,575    6,842,064   1,930,273  39,744,865
                                    ---------   ----------   ----------   ----------  ----------  ----------

     Accumulated depreciation:
     At 1 January, 2003               476,867    2,145,849    2,499,495    3,177,253     976,345   9,275,809
     Exchange adjustments               2,892            -            -            -      30,129      33,021
     Reclassification on exercise
       of purchase options                  -      389,958     (389,958)           -           -           -
     Charge for the year              128,776      710,509      495,869      467,202     195,526   1,997,882
     Written back on disposal         (14,740)     (54,555)           -            -     (28,459)    (97,754)
                                    ---------   ----------   ----------   ----------  ----------  ----------

     At 31 December, 2003             593,795    3,191,761    2,605,406    3,644,455   1,173,541  11,208,958
                                    ---------   ----------   ----------   ----------  ----------  ----------

     Net book value:
       At 31 December, 2003         2,693,798   14,030,599    7,857,169    3,197,609     756,732  28,535,907
                                    =========   ==========   ==========   ==========  ==========  ==========

       At 31 December, 2002         2,683,206   11,364,868    8,960,483    3,106,217     806,055  26,920,829
                                    =========   ==========   ==========   ==========  ==========  ==========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

10   FIXED ASSETS (Cont'd)

                                                                            OTHER
                                                       AIRCRAFT             FLIGHT
                                                -----------------------   EQUIPMENT,  MACHINERY,
                                                             HELD UNDER   INCLUDING   EQUIPMENT
                                                               FINANCE      ROTABLE      AND
                                    BUILDINGS     OWNED        LEASES       SPARES     VEHICLES     TOTAL
                                     RMB'000     RMB'000       RMB'000      RMB'000     RMB'000    RMB'000
------------------------------------------------------------------------------------------------------------
(b)  THE COMPANY

     Cost or valuation:
     At 1 January, 2003             1,036,612    9,053,359   11,459,978    3,941,880     895,562  26,387,391
     Reclassification on exercise
       of purchase options                  -      997,403     (997,403)           -           -           -
     Additions                          2,228    2,818,475            -      455,763      87,555   3,364,021
     Additions through transfer
       of fixed assets upon
     dissolution of subsidiary        514,197            -            -      998,215     217,272   1,729,684
     Transferred from construction
       in progress                     91,018            -            -            -       8,228      99,246
     Disposals                           (347)           -            -            -     (20,178)    (20,525)
                                    ---------   ----------   ----------   ----------  ----------  ----------

     At 31 December, 2003           1,643,708   12,869,237   10,462,575    5,395,858   1,188,439  31,559,817
                                    ---------   ----------   ----------   ----------  ----------  ----------

     Representing:

     Cost                           1,449,476    8,255,920    6,123,034    3,570,949     924,558  20,323,937
     Valuation - 1996                 194,232    4,613,317    4,339,541    1,824,909     263,881  11,235,880
                                    ---------   ----------   ----------   ----------  ----------  ----------

                                    1,643,708   12,869,237   10,462,575    5,395,858   1,188,439  31,559,817
                                    ---------   ----------   ----------   ----------  ----------  ----------

     Accumulated depreciation:
     At 1 January, 2003               176,841    1,327,363    2,499,495    2,387,634     465,150   6,856,483
     Reclassification on exercise
       of purchase options                  -      389,958     (389,958)           -           -           -
     Charge for the year               72,980      514,000      495,869      373,896     116,207   1,572,952
     Additions through transfer
       of fixed assets upon
       dissolution of subsidiary       73,772            -            -      311,097     153,358     538,227
     Written back on disposal             (23)           -            -            -     (18,073)    (18,096)
                                    ---------   ----------   ----------   ----------  ----------  ----------

     At 31 December, 2003             323,570    2,231,321    2,605,406    3,072,627     716,642   8,949,566
                                    ---------   ----------   ----------   ----------  ----------  ----------

     Net book value:
         At 31 December, 2003       1,320,138   10,637,916    7,857,169    2,323,231     471,797  22,610,251
                                    =========   ==========   ==========   ==========  ==========  ==========

         At 31 December, 2002         859,771    7,725,996    8,960,483    1,554,246     430,412  19,530,908
                                    =========   ==========   ==========   ==========  ==========  ==========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

10    FIXED ASSETS (Cont'd)

      Substantially all of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for a period of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years commencing in the second quarter of 1997 pursuant to various lease agreements between the Company and CSAHC. The leases with initial one-year term are automatically renewable for another one-year period unless the Group gives appropriate notice of termination. In this connection, rental payments totalling RMB15,224,000 (2002: RMB15,224,000) were paid to CSAHC during 2003 in respect of these leases.

      During the year, the Company entered into operating lease arrangements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Company. The leases with initial one-year term are automatically renewable for another one year unless either party gives appropriate notice of termination. In this connection, rental income totalling RMB34,175,000 was received by the Company during 2003 in respect of the leases. As at 31 December, 2003, the cost and accumulated depreciation of the relevant fixed assets totalled RMB787,432,000 and RMB462,281,000 respectively. As at 31 December, 2003, the Company's rental receivable in respect of the leases due in 2004 amounted to RMB34,175,000.

      In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the fixed assets of the Group as at 31 December, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. ("GAAC"), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

      In accordance with IAS 16 "Property, plant and equipment", subsequent to the 1996 revaluation, which was based on replacement costs, the fixed assets of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. In accordance with the revaluation performed by the directors in respect of fixed assets held by the Group as at 31 December, 2000, the carrying amounts of fixed assets did not differ materially from their respective fair value.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

10    FIXED ASSETS (Cont'd)

      The effect of the above revaluation was to increase future annual depreciation charges of the Group by approximately RMB33,000,000 (2002:
      RMB33,000,000). Had the fixed assets of the Group and the Company been stated at cost, that is, the effect of the revaluation was excluded, the net book values of fixed assets of the Group and the Company as at 31 December, 2003 would have been approximately RMB28,522,787,000 and RMB22,793,781,000 respectively (2002: RMB26,874,709,000 and
      RMB19,440,211,000 respectively), made up as follows:

                                                    THE GROUP                THE COMPANY
                                                2003         2002         2003        2002
                                              RMB'000      RMB'000      RMB'000      RMB'000
----------------------------------------------------------------------------------------------
Buildings                                     3,109,988    2,982,468    1,610,075    1,002,979
Aircraft
  - owned                                    18,344,930   14,694,256   13,657,746    9,841,868
  - held under finance leases                10,942,131   11,939,534   10,942,131   11,939,534
Flight equipment and others                   9,634,146    8,927,679    6,910,210    5,163,355
                                             ----------   ----------   ----------   ----------

                                             42,031,195   38,543,937   33,120,162   27,947,736

Less: Accumulated depreciation               13,508,408   11,669,228   10,326,381    8,507,525
                                             ----------   ----------   ----------   ----------

                                             28,522,787   26,874,709   22,793,781   19,440,211
                                             ==========   ==========   ==========   ==========

      As at 31 December, 2003, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB14,575,906,000 and RMB12,795,867,000 respectively (2002: RMB14,782,559,000 and
      RMB12,893,592,000, respectively) were mortgaged under certain loan and lease agreements (see Notes 21 and 22).

      The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. As agreed, the lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Company in form of deposits and debt securities in favour of the lessors. The Company has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. As long as the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the fixed assets. As at 31 December, 2003, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,409,252,000 (2002: RMB1,322,843,000). As a result of the Arrangements, the Company received net cash benefits of RMB51,682,000 and RMB69,121,000 in 2002 and 2003 respectively which have been recognised as income for the respective years.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

11    CONSTRUCTION IN PROGRESS

      Construction in progress comprises expenditure incurred on the construction of buildings and other operating facilities not yet substantially completed at 31 December, 2003, details as follows:

                                                       2003              2002
                                                      RMB'000           RMB'000
                                                     ---------         ---------
THE COMPANY
Guangzhou new airport base                           1,378,063           432,580
Hubei catering building                                 27,911            23,407
Zhengzhou ticket selling office                         22,016            21,988
Material and engineering system                         21,066            21,063
Henan office building                                   13,986             3,717
Guangzhou ticket selling office                              -            45,988
Other                                                   69,420            66,768
                                                     ---------         ---------

                                                     1,532,462           615,511
                                                     ---------         ---------

SUBSIDIARIES
Guangzhou new cargo centre                              67,697                 -
Fuzhou Chang Le airport facilities                      14,244            14,839
Other                                                   15,286            31,002
                                                     ---------         ---------

                                                        97,227            45,841
                                                     ---------         ---------

                                                     1,629,689           661,352
                                                     =========         =========

12    INTEREST IN SUBSIDIARIES

                                                             THE COMPANY
                                                       2003              2002
                                                      RMB'000           RMB'000
                                                     ---------         ---------
Unlisted shares/capital contributions, at cost         977,540         1,086,793
Amounts due from subsidiaries                          468,291           319,217
                                                     ---------         ---------

                                                     1,445,831         1,406,010
                                                     =========         =========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

12    INTEREST IN SUBSIDIARIES (Cont'd)

      In March 2003, China Southern Airlines (Group) Shenzhen Co., a wholly owned subsidiary of the Company was dissolved in March 2003. Its operation and respective assets and liabilities were transferred to the Company since then. No material gains or losses were incurred by the Group on dissolution of the subsidiary.

      Details of the Company's subsidiaries are set out in Note 36.

13    INTEREST IN ASSOCIATED COMPANIES

                                                  THE GROUP                 THE COMPANY
                                              2003         2002         2003          2002
                                             RMB'000     RMB'000      RMB'000        RMB'000
                                            --------     --------     --------      --------
Share of attributable net assets
  other than goodwill                        422,201      692,026            -             -
Unlisted capital contributions, at cost            -            -      348,502       428,840
Impairment loss for investment
  in associated company                            -            -      (61,267)      (61,267)
                                            --------     --------     --------      --------

                                             422,201      692,026      287,235       367,573
                                            ========     ========     ========      ========

      Details of the Group's associated companies are set out in Note 37.

14    INTEREST IN JOINTLY CONTROLLED ENTITIES

                                                  THE GROUP                 THE COMPANY
                                              2003         2002         2003          2002
                                             RMB'000      RMB'000      RMB'000       RMB'000
                                            --------     --------     --------      --------
Share of attributable net assets
  other than goodwill                        731,323      461,962            -             -
Unlisted capital contributions, at cost            -            -      563,736       474,042
                                            --------     --------     --------      --------

                                             731,323      461,962      563,736       474,042
                                            ========     ========     ========      ========

      Details of the Company's jointly controlled entities are set out in
      Note 37.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

14    INTEREST IN JOINTLY CONTROLLED ENTITIES (Cont'd)

      An analysis of the Group's attributable share of assets, liabilities, revenues and expenses of the jointly controlled entities is set out below:

                                                        2003              2002
                                                       RMB'000           RMB'000
                                                      --------          --------
Non-current assets                                     606,185           290,088
Current assets                                         618,799           326,712
Non-current liabilities                               (235,718)                -
Current liabilities                                   (257,943)         (154,838)
                                                      --------          --------

Net assets                                             731,323           461,962
                                                      ========          ========

Income                                                 486,049                 -
Expenses                                              (525,544)           (3,352)
                                                      --------          --------

Net loss                                               (39,495)           (3,352)
                                                      ========          ========

15    DEFERRED EXPENDITURE

      Deferred expenditure mainly comprises custom duties and other direct costs incurred in respect of the Group's operating leased aircraft upon the inception of the respective leases, and lump sum housing benefits provided to eligible employees of the Group:

                                                  THE GROUP                 THE COMPANY
                                              2003         2002         2003          2002
                                             RMB'000      RMB'000      RMB'000       RMB'000
                                            --------     --------     --------      --------
Custom duties and other direct costs          60,135      257,509       36,551       168,265
Lump sum housing benefits (Note 28)          260,000      260,000      260,000       260,000
                                            --------     --------     --------      --------

                                             320,135      517,509      296,551       428,265
Less: Accumulated amortisation                71,282      234,206       56,037       155,629
                                            --------     --------     --------      --------

                                             248,853      283,303      240,514       272,636
                                            ========     ========     ========      ========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

16    DEFERRED TAXATION

      Movements in net deferred tax liabilities are as follows:

                                                          THE GROUP                 THE COMPANY
                                                    ---------------------        ------------------
                                                      2003         2002           2003       2002
                                                    RMB'000       RMB'000        RMB'000    RMB'000
                                                    --------     --------        -------   --------
Balance at 1 January,                               (779,234)    (519,577)      (507,077)  (293,991)
Land use rights adjustment (Note 26 (f))                   -       57,495              -     57,495
Transferred from profit and
   loss account (Note 7)
   -  current year                                   (11,208)    (317,152)        25,232   (270,581)
   -  adjustment for change in income tax rate       392,137            -        392,137          -
                                                    --------     --------        -------   --------
Balance at 31 December,                             (398,305)    (779,234)       (89,708)  (507,077)
                                                    ========     ========        =======   ========

The net deferred tax liabilities at 31 December, 2003 were made up of the following taxation effects:

                                                        THE GROUP                    THE COMPANY
                                                   --------------------        -----------------------
                                                     2003        2002           2003            2002
                                                   RMB'000     RMB'000         RMB'000        RMB'000
                                                   --------   ---------        -------       ---------
Deferred tax assets:
   Tax losses                                       222,936     149,338        222,936         149,338
   Repairs and maintenance accruals                  87,608      63,896         93,097          69,385
   Repair charges capitalised                       261,312     319,697        199,292         259,147
   Accrued expenses                                  18,883     311,893         18,883         311,893
   Other                                              8,989     129,423         10,829         144,463
                                                   --------   ---------        -------       ---------
   Total deferred tax assets                        599,728     974,247        545,037         934,226
                                                   --------   ---------        -------       ---------
Deferred tax liabilities:
   Undistributed profits of subsidiaries                  -     254,210              -         254,210
   Repairs and maintenance accruals                  80,545      78,083              -               -
   Depreciation of fixed assets                     847,781   1,403,278        590,543       1,187,093
   Other                                             69,707      17,910         44,202               -
                                                   --------   ---------        -------       ---------
   Total deferred tax liabilities                   998,033   1,753,481        634,745       1,441,303
                                                   --------   ---------        -------       ---------
Net deferred tax liabilities                       (398,305)   (779,234)       (89,708)       (507,077)
                                                   ========   =========        =======       =========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

17    INVENTORIES

                                      THE GROUP                 THE COMPANY
                                 -------------------         -----------------
                                  2003         2002           2003       2002
                                 RMB'000     RMB'000         RMB'000   RMB'000
                                 -------     -------         -------   -------
Expendable spare parts
   and maintenance materials     486,290     489,554         182,742   106,376
Other supplies                    57,487      56,146          30,477    11,758
                                 -------     -------         -------   -------
                                 543,777     545,700         213,219   118,134
                                 =======     =======         =======   =======

      No significant amount of inventories was carried at net realisable value at 31 December, 2002 and 2003.

18    TRADE RECEIVABLES

      Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses, is set out below:

                                                            THE GROUP                 THE COMPANY
                                                       -------------------         -----------------
                                                        2003        2002             2003      2002
                                                       RMB'000     RMB'000         RMB'000   RMB'000
                                                       -------     -------         -------   -------
Within 1 month                                         589,080     576,789         445,980   394,744
More than 1 month but less than 3 months               235,828      88,133         228,530    62,536
More than 3 months but less than 12 months               8,696       6,854           8,696     7,650
                                                       -------     -------         -------   -------
                                                       833,604     671,776         683,206   464,930
                                                       =======     =======         =======   =======

      As at 31 December, 2003, the Group and the Company had an amount due from a fellow subsidiary of RMB54,161,000 (2002: RMB89,550,000) which was included in trade receivables.

      All of the trade receivables are expected to be recovered within one year.

19    AMOUNTS DUE TO RELATED COMPANIES

      Amounts due to related companies, which represent balances with CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities, are unsecured, interest free and repayable within one year. The balance at 31 December, 2002 also included balances with the CAAC and its affiliates.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

20    CASH AND CASH EQUIVALENTS

      Cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited ("SA Finance"), a PRC authorised financial institution controlled by CSAHC and an associated company of the Group. In accordance with the financial agreement dated 22 May, 1997 between the Company and SA Finance, all the Group's deposits accepted by SA Finance at 31 December, 2003 were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December, 2003, the Group's and the Company's deposits with SA Finance amounted to RMB365,906,000 and RMB346,357,000 respectively (2002: RMB 900,979,000 and
      RMB877,449,000 respectively).

21    BANK AND OTHER LOANS

                                                         THE GROUP                      THE COMPANY
                                                 --------------------------     ---------------------------
                                                    2003           2002           2003              2002
                                                   RMB'000        RMB'000        RMB'000           RMB'000
                                                 ----------      ----------     ----------       ----------
Bank loans due:
   Within one year                                7,096,846       5,240,726      5,958,968        3,479,322
   In the second year                               646,492         839,036        401,466          522,482
   In the third to fifth year, inclusive          1,223,710       3,730,849        826,417        3,143,413
   After the fifth year                           2,648,533       1,262,549      2,442,616          962,477
                                                 ----------      ----------     ----------       ----------
                                                 11,615,581      11,073,160      9,629,467        8,107,694
Other loans due:
   In the second year                                 3,000           3,000              -                -
                                                 ----------      ----------     ----------       ----------
                                                 11,618,581      11,076,160      9,629,467        8,107,694
Portion classified as current liabilities        (7,096,846)     (5,240,726)    (5,958,968)      (3,479,322)
                                                 ----------      ----------     ----------       ----------
                                                  4,521,735       5,835,434      3,670,499        4,628,372
                                                 ==========      ==========     ==========       ==========

      As at 31 December, 2003, bank loans of the Group and the Company totalling RMB4,902,118,000 and RMB3,822,826,000 respectively (2002: RMB
      4,117,778,000 and RMB2,783,418,000 respectively) were secured by mortgages over certain of the Group's and the Company's aircraft.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

21    BANK AND OTHER LOANS (cont'd)

      As at 31 December, 2003, certain bank loans were guaranteed by the following parties:

                                                          THE GROUP                    THE COMPANY
                                                  ------------------------       -----------------------
                                                    2003           2002            2003           2002
                                                   RMB'000        RMB'000         RMB'000       RMB'000
                                                  ---------      ---------       ---------     ---------
Export-Import Bank of the United States           2,207,393      2,680,801       1,236,160     1,536,835
Bank of China                                       357,193        604,010         262,231       433,706
China Construction Bank                                   -         76,134               -        76,134
CSAHC                                               359,300      3,340,118         228,800     2,280,118
Guangzhou Baiyun International
   Airport Company Limited                           63,000              -               -             -
Shenzhen Yingshun Investment
   Development Company Limited                       21,000              -               -             -
SA Finance                                           10,052        561,531               -       550,000
                                                  ---------      ---------       ---------     ---------
                                                  3,017,938      7,262,594       1,727,191     4,876,793
                                                  =========      =========       =========     =========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

21    BANK AND OTHER LOANS (cont'd)

      Details of bank and other loans with original maturity over one year are as follows:

                                                                                THE GROUP                    THE COMPANY
                                                                       -------------------------       -------------------------
                                                                          2003           2002            2003             2002
                                  INTEREST RATE AND FINAL MATURITY      RMB'000         RMB'000         RMB'000          RMB'000
                                  -----------------------------------  ---------       ---------       ---------       ---------
RMB denominated loans:

   Loans for construction         Floating interest rates
    projects                        ranging from
                                    4.94% to 5.25% per annum
                                    as at 31 December, 2003, with
                                    maturities through 2009               12,357         893,838               -         850,000

                                  Non-interest bearing loan from
                                    a municipal government
                                    authority, repayable in 2005           3,000           3,000               -               -
   Loans for purchase of
    aircraft                      Floating interest rate of
                                    5.49% per annum as at 31
                                    December, 2003, with
                                    maturities through 2004               63,500       2,310,268               -       2,231,768
U.S. dollar denominated loans:

   Loans for purchase of          Fixed interest rates ranging
    aircraft                        from 5.00% to 8.33% per annum
                                    as at 31 December, 2003, with
                                    maturities through 2011            2,612,687       3,426,038       1,546,492       2,111,768

                                  Floating interest rates ranging
                                    from 1.48% to 1.50% per annum as
                                    at 31 December, 2003, with
                                    maturities through 2013            2,505,134               -       2,505,134               -

Loan for purchase                 Fixed interest rate of 8.35% per
   of flight equipment              annum as at 31 December, 2003,
                                    with maturity in 2004                 13,097          20,090               -               -
                                                                       ---------       ---------       ---------       ---------
                                                                       5,209,775       6,653,234       4,051,626       5,193,536
Less: Loans due within one year classified as current liabilities       (688,040)       (817,800)       (381,127)       (565,164)
                                                                       ---------       ---------       ---------       ---------
                                                                       4,521,735       5,835,434       3,670,499       4,628,372
                                                                       =========       =========       =========       =========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

21    BANK AND OTHER LOANS (cont'd)

      As at 31 December, 2003, bank and other loans of the Group and the Company included short-term bank loans totalling RMB6,408,806,000 and RMB5,577,841,000 respectively (2002: RMB4,422,926,000 and RMB
      2,914,158,000 respectively). On such date, the Group's and the Company's weighted average interest rate on short-term borrowings were 1.76% and 1.65% respectively (2002: 3.11% and 2.66% respectively).

      As at 31 December, 2003, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB9,860 million (2002: RMB12,360 million). As at 31 December, 2003, an approximate amount of RMB4,412 million (2002: RMB7,258 million) was utilised.

22    OBLIGATIONS UNDER FINANCE LEASES

      The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2004 to 2009. As at 31 December, 2003, future payments under these finance leases, which were 74% and 26% respectively (2002: 78% and 22% respectively) denominated in United States dollars and Japanese yen, are as follows:

                                                 2003                                 2002
                                  -----------------------------------  ------------------------------------
                                  PAYMENTS    INTEREST    OBLIGATIONS  Payments    Interest     Obligations
                                   RMB'000     RMB'000      RMB'000     RMB'000    RMB'000         RMB'000
                                  ---------   ---------   -----------  ---------  ---------     -----------
THE GROUP AND THE COMPANY

Balance due:
   Within one year                1,648,141     350,286    1,297,855   2,006,392    439,694      1,566,698
   In the second year             1,356,614     290,163    1,066,451   1,624,381    351,237      1,273,144
   In the third to fifth
    year, inclusive               4,348,235     439,418    3,908,817   4,153,235    647,988      3,505,247
   After the fifth year             608,124      40,308      567,816   1,960,607    107,247      1,853,360
                                  ---------   ---------    ---------   ---------  ---------      ---------
                                  7,961,114   1,120,175    6,840,939   9,744,615  1,546,166      8,198,449
                                  ---------   ---------    ---------   ---------  ---------      ---------
Less:  Balance due within
         one year classified as
         current liabilities                              (1,297,855)                           (1,566,698)
                                                           ---------                             ---------
                                                           5,543,084                             6,631,751
                                                           =========                             =========

      Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and accordingly, the relevant leased assets and obligations are recorded in the balance sheet to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and banks.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

22    OBLIGATIONS UNDER FINANCE LEASES (cont'd)

      Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

      Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.

      As at 31 December, 2003, certain of the Group's and the Company's aircraft with carrying amount of RMB7,857,169,000 (2002: RMB8,960,483,000) were mortgaged to secure facilities with financial institutions granted to lessors totalling RMB6,840,939,000 (2002: RMB8,198,449,000).

23    ACCOUNTS PAYABLE

      An ageing analysis of accounts payable is set out below:

                                                    THE GROUP                  THE COMPANY
                                                  2003        2002            2003      2002
                                                RMB'000     RMB'000         RMB'000   RMB'000
                                                -------     -------         -------   -------
Due within 1 month or on demand                 279,165     164,442         206,620    88,645
Due after 1 month but within 3 months           278,113     157,731         231,115    89,290
Due after 3 months but within 6 months          370,815     210,307         308,153   119,054
                                                -------     -------         -------   -------
                                                928,093     532,480         745,888   296,989
                                                =======     =======         =======   =======

      As at 31 December, 2003, the Group and the Company had an amount due to a fellow subsidiary of RMB693,345,000 (2002: RMB267,468,000) which was included in accounts payable.

      All of the accounts payable are expected to be settled within one year.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

24    PROVISION FOR MAJOR OVERHAULS

      Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

                                             THE GROUP                  THE COMPANY
                                        --------------------        ------------------
                                          2003        2002           2003       2002
                                        RMB'000      RMB'000        RMB'000    RMB'000
                                        -------      -------        -------   --------
Balance at 1 January,                   193,887      187,125         63,389     48,154
Additional amount provided               68,620       49,051         67,603     33,460
Amount utilised                         (62,326)     (42,289)             -    (18,225)
                                        -------      -------        -------    -------
Balance at 31 December,                 200,181      193,887        130,992     63,389
Less: Current portion included in
          accrued expenses               10,717       52,000              -
                                        -------      -------        -------    -------
                                        189,464      141,887        130,992     63,389
                                        =======      =======        =======    =======

25    SHARE CAPITAL

                                                         2003            2002
                                                        RMB'000         RMB'000
                                                       ---------       ---------
Registered capital:
   2,200,000,000 domestic shares of RMB 1.00 each      2,200,000       2,200,000
   1,174,178,000 H shares of RMB 1.00 each             1,174,178       1,174,178
   1,000,000,000 A shares of RMB 1.00 each             1,000,000               -
                                                       ---------       ---------
                                                       4,374,178       3,374,178
                                                       =========       =========
Issued and paid up capital:
   2,200,000,000 domestic shares of RMB 1.00 each      2,200,000       2,200,000
   1,174,178,000 H shares of RMB 1.00 each             1,174,178       1,174,178
   1,000,000,000 A shares of RMB 1.00 each             1,000,000               -
                                                       ---------       ---------
                                                       4,374,178       3,374,178
                                                       =========       =========

      In July 2003, the Company issued 1,000,000,000 A shares with a par value of RMB1.00 each at issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The share premium received by the Company, net of the issuance costs of RMB59,233,000, amounted to RMB1,640,767,000 and was credited to share premium account.

      All the domestic, H and A shares rank pari passu in all material respects.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

26    RESERVES

      Movements on reserves during the year comprise:

                                                                   THE GROUP                    THE COMPANY
                                                          ------------------------      ---------------------------
                                                             2003           2002          2003              2002
                                              Notes        RMB'000        RMB'000        RMB'000           RMB'000
                                              -----       ---------      ---------      ---------         ---------
Share premium
   Balance at 1 January,                                  3,683,956      3,813,659      3,683,956         3,813,659
   Land use rights adjustment                  (f)                -       (129,703)             -          (129,703)
   Share premium from issuance of shares,
     net of related issuance costs                        1,640,767              -      1,640,767                 -
                                                          ---------      ---------      ---------         ---------
   Balance at 31 December,                                5,324,723      3,683,956      5,324,723         3,683,956
                                                          ---------      ---------      ---------         ---------
Statutory surplus reserve                      (a)
   Balance at 1 January,                                    337,195        391,867        337,195           121,943
   Adjustments from adoption of new PRC
     accounting regulations                    (c)                -       (106,007)             -           163,917
Transfer from profit and loss account                        23,856         51,335          1,449            51,335
                                                          ---------      ---------      ---------         ---------
Balance at 31 December,                                     361,051        337,195        338,644           337,195
                                                          ---------      ---------      ---------         ---------
Statutory public welfare fund                  (b)
   Balance at 1 January,                                    171,574        225,440        171,574           114,558
   Adjustments from adoption of new PRC
     accounting regulations                    (c)                -       (79,533)              -            31,349
   Transfer from profit and loss account                      1,113         25,667            724            25,667
                                                          ---------      ---------      ---------         ---------
   Balance at 31 December,                                  172,687        171,574        172,298           171,574
                                                          ---------      ---------      ---------         ---------
Discretionary surplus reserve                  (d)
   Balance at 1 January,                                     76,603         69,867         76,603                 -
   Adjustments from adoption of new PRC
     accounting regulations                    (c)                -              -              -            69,867
   Transfer from profit and loss account                          -          6,736              -             6,736
                                                          ---------      ---------      ---------         ---------
Balance at 31 December,                                      76,603         76,603         76,603            76,603
                                                          ---------      ---------      ---------         ---------
Retained earnings/(Accumulated losses)
   Balance at 1 January,                                  1,969,701      1,346,652        445,636           467,716
   Adjustments from adoption of new PRC
     accounting regulations                    (c)                -        185,540              -          (265,133)
   Land use rights adjustment                  (f)                -         12,970              -            12,970
   (Loss)/profit for the year                              (358,267)       575,761       (580,959)          381,305
   Appropriations to reserves                               (24,969)       (83,738)        (2,173)          (83,738)
   Dividends paid                                                 -        (67,484)             -           (67,484)
                                                          ---------      ---------      ---------         ---------
Balance at 31 December,                                   1,586,465      1,969,701       (137,496)          445,636
                                                          ---------      ---------      ---------         ---------
Total                                                     7,521,529      6,239,029      5,774,772         4,714,964
                                                          =========      =========      =========         =========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

26    RESERVES (cont'd)

      Notes:

      (a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

            Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

      (b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% to 10% of their annual net profits after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders.

      (c) During 2002, the Group and the Company adopted certain new PRC accounting regulations which resulted in adjustments to the amounts of the Group's and Company's profits determined under PRC accounting regulations in respect of prior years and corresponding adjustments to amounts appropriated to the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve for the prior years.

      (d) The usage of this reserve is similar to that of statutory surplus reserve.

      (e) Under PRC Company Law and the Company's Articles of Association, the net profit after taxation as reported in the PRC statutory financial statements of the Company can only be distributed as dividends after allowances have been made for:

            (i)   making up cumulative prior years' losses, if any;

            (ii) allocations to the statutory surplus reserve of at least 10% of after-tax profit, until the fund aggregates to 50% of the Company's registered capital;

            (iii) allocations of 5% to 10% of after-tax profit to the Company's statutory public welfare fund; and

            (iv) allocations to the discretionary surplus reserve, if approved by the shareholders.

            Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with IFRS; or if the financial statements of the Company are not prepared in accordance with IFRS, the accounting standards of one of the countries in which its shares are listed. As at 31 December, 2003, the Company did not have any distributable reserves (2002:
            RMB445,636,000).

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

26    RESERVES (cont'd)

      Notes: (cont'd)

      (f) The Group adopted IAS 40 "Investment Property" in 2002. According to IAS 40, the land use rights which were previously included in fixed assets at revaluation base are now presented as lease prepayments and carried at historical cost base with effect from 1 January, 2002. Accordingly, the unamortised surplus on previous revaluations of the land use rights, net of related deferred tax asset, are reversed to the share premium and retained profits accounts. The IAS 40 was adopted prospectively in 2002 as the effect of this change did not have a material impact on the Group's financial condition and results of operations in the periods prior to the change.

27    RELATED PARTY TRANSACTIONS

      The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities during the normal course of its business. In the past, CSAHC was under the direct control of the CAAC. However, such control has been shifted to the State Assets Administration Committee since early 2003. Consequently, transactions with the CAAC and its affiliates are no longer presented as related party transactions of the Group.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

27    RELATED PARTY TRANSACTIONS (cont'd)

      The following is a summary of significant transactions carried out in the normal course of business between the Group, CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities during the year:

                                                                         2003             2002
                                                            Notes       RMB'000          RMB'000
                                                            -----       -------          -------
EXPENSES
PAID TO CSAHC AND OTHER RELATED PARTIES
Handling charges                                             (a)          27,051          36,306
Wet lease rentals                                            (b)          35,751          26,164
Advertising expenses                                         (c)               -           3,275
Sundry aviation supplies                                     (d)          42,849         101,350
Commission expense                                           (e)           4,896          16,725
Air catering expense                                         (f)          28,199          29,058
Repairing charges                                            (g)         693,303         592,311
Housing benefits                                             (h)          85,000          85,000
Lease charges for land and buildings                         (i)          15,224          15,224
Flight simulation service charges                            (j)         101,355               -

PAID TO CAAC AND ITS AFFILIATES
Jet fuel supplies                                                              -       2,373,956
Aircraft insurance                                                             -         256,238
Guarantee fees                                                                 -           1,025
Ticket reservation service charges                                             -         107,234
Passenger departure and cargo handling charges                                 -          62,111
Aircraft and traffic servicing charges                                         -       1,667,706
Commission expense                                                             -         464,721

INCOME
RECEIVED FROM CSAHC AND OTHER RELATED PARTIES
Rental income                                                (j)          34,175               -
Wet lease rentals                                            (k)               -          27,599
Interest income                                              (l)           3,100          10,530

RECEIVED FROM CAAC AND ITS AFFILIATES
Ground services income                                                         -          39,735
Commission income                                                              -          81,931

OTHERS
Short term advances from CSAHC                               (m)         165,995               -
Refund of medical benefit payments                           (n)          58,120               -
Acquisition of aircraft and related
   spare parts and vehicles                                  (o)               -         946,866
Acquisition of subsidiaries                                  (p)               -         107,846
                                                                         =======       =========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

27    RELATED PARTY TRANSACTIONS (cont'd)

      Notes:

      (a) Handling charges represent fees payable to Southern Airlines (Group) Import and Export Trading Company, a wholly owned subsidiary of CSAHC, in connection with the procurement of aircraft and flight equipment on the Group's behalf. Handling charges are calculated based on a fixed percentage of the purchase value and other charges.

      (b) Wet lease rentals represented rentals payable to Xinjiang Airlines Company, a subsidiary of CSAHC, pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft effective October 2002. The wet lease agreement was terminated in April 2003.

      (c) Advertising expenses represent expense reimbursements to Southern Airlines Advertising Company ("SAAC") for promotional services rendered to the Group. SAAC was a subsidiary of CSAHC up to July 2002. In August 2002, the Company acquired 90% equity interest in SAAC from CSAHC.

      (d) Sundry aviation supplies represent purchases of aviation supplies from Southern Airlines (Group) Economic Development Company, a subsidiary of CSAHC. Prices charged by this supplier to the Group are similar to those charged to other PRC airlines.

      (e) Commission expense represents commissions payable to certain subsidiaries of CSAHC in connection with services provided in exchange for air tickets sold by them. These commissions are calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value.

      (f) Air catering expense represents purchases of inflight meals and related services from Shenzhen Air Catering Company Limited, a cooperative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its profits after tax.

      (g) Repairing charges represent fees incurred by the Group in connection with aircraft repair and maintenance services rendered by Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO") and MTU Maintenance Zhuhai Co., Ltd. ("MTU Zhuhai"). GAMECO and MTU Zhuhai are jointly controlled entities of the Company.

      (h) Housing benefits represent a fixed annual fee payable to CSAHC in respect of the provision of quarters to the eligible employees of the Group. (Note 28).

      (i) Charges were paid to CSAHC under certain lease agreements in respect of certain land and buildings in the PRC (Note 10).

      (j) Flight simulation service charges represent fees incurred by the Group in connection with flight simulation services provided by Zhuhai Xiang Yi, a jointly controlled entity of the Company.

            In addition, the Company entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi. Rental income earned by the Company amounted to RMB34,175,000 during 2003 (Note 10).

      (k) During the period from August to October 2002, the Company received wet lease rentals totalling RMB27,599,000 from wet leasing of an Airbus 320-200 aircraft to Sichuan Airlines Corporation Limited, an associated company of the Company.

      (l) Interest income represents interest received from deposits placed with SA Finance. The applicable interest rate is determined in accordance with the deposit rate published by the People's Bank of China (see Note 20).

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

27    RELATED PARTY TRANSACTIONS (cont'd)

      Notes: (cont'd)

      (m) During the year, CSAHC made short term advances to the Group. These advances are unsecured, interest free and repayable on demand. As at 31 December, 2003, the advances amounted to RMB165,995,000.

      (n) Prior to 1 January, 2002, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing medical benefit, transportation subsidies and other welfare facilities to the retirees of the Group. Such arrangement was terminated on 1 January, 2002. During 2003, CSAHC refunded to the Group the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC under the above arrangement.

      (o) During 2002, the Group acquired five Boeing 737-300/37K aircraft and related spare parts and certain vehicles from Zhongyuan Airlines, a subsidiary of CSAHC, at a consideration of approximately RMB1,096,866,000. The consideration was satisfied by cash of approximately RMB132,130,000 together with an assumption by the Group of Zhongyuan Airlines' debts of approximately RMB964,736,000. In addition, the Group received reimbursements of wet lease rentals totalling RMB150,000,000.

      (p) In August 2002, the Company acquired 90% equity interest in each of Guangzhou Aviation Hotel, Southern Airlines Advertising Company and South China International Aviation & Travel Services Company from CSAHC at an aggregate cash consideration of approximately RMB107,846,000. Such consideration is determined by reference to the valuation reports prepared by Guangzhou Zhongtian Valuation Company Limited, a firm of independent valuers registered in the PRC.

      In addition to the above, certain business undertakings of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

      The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

28    RETIREMENT AND HOUSING BENEFITS

      Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 19% (2002: 14% to 19%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.

      In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at a rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to the profit and loss account as and when incurred.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

28    RETIREMENT AND HOUSING BENEFITS (cont'd)

      Furthermore, pursuant to the comprehensive services agreement (the "Services Agreement") dated 22 May, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85,000,000 to CSAHC for a ten-year period effective 1 January, 1995.

      During 2002, the Group provided additional quarters at its own expense to certain employees who are not eligible for quarters pursuant to the Services Agreement. These quarters were provided to the respective employees in accordance with the relevant PRC housing reform policy. The excess of the cost of these additional quarters over the considerations received by the Group from the employees of RMB17,624,000 were charged to expenses in 2002.

      Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of housing. Such expenditure has been deferred and amortised on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period remained. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against profit and loss account. As at 31 December, 2003, the Group already made payments totalling RMB130,479,000 (2002: RMB46,325,000) under the scheme and recorded its remaining contractual liabilities totalling RMB129,521,000 (2002: RMB213,675,000) as accrued liabilities on its balance sheet.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

29    COMMITMENTS

      (a)   CAPITAL COMMITMENTS

            As at 31 December, 2003, the Group and the Company had capital commitments as follows:

                                                 THE GROUP                    THE COMPANY
                                           ---------------------      -----------------------
                                              2003        2002            2003        2002
                                             RMB'000    RMB'000         RMB'000      RMB'000
                                           ----------  ---------      ----------    ---------
Commitments in respect of
   aircraft and related equipment
   (Note)
    -  authorised and contracted for       10,615,079  5,875,996       7,739,290    5,875,996
                                           ----------  ---------      ----------    ---------
Commitments in respect of
   investments in the
   Guangzhou new airport
    -  authorised and contracted for          617,277    525,700         617,277      525,700
    -  authorised but not
         contracted for                     1,454,661  2,601,720       1,454,661    2,601,720
                                           ----------  ---------      ----------    ---------
                                            2,071,938  3,127,420       2,071,938    3,127,420
                                           ----------  ---------      ----------    ---------
Other commitments
    -  authorised and contracted for          232,570     43,887          29,628       42,968
    -  authorised but not
         contracted for                       708,099    500,545         229,302      245,440
                                           ----------  ---------      ----------    ---------
                                              940,669    544,432         258,930      288,408
                                           ----------  ---------      ----------    ---------
                                           13,627,686  9,547,848      10,070,158    9,291,824
                                           ==========  =========      ==========    =========

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

29    COMMITMENTS (cont'd)

      (a)   CAPITAL COMMITMENTS (cont'd)

            Note: As at 31 December, 2003, the Group had on order 2 Boeing
                  757-200 aircraft, 13 Boeing 737-700 aircraft, 4 Airbus 330-200 aircraft, 6 Embraer ERJ-145 aircraft and certain flight equipment, scheduled for deliveries in 2004 to 2005. Deposits of RMB2,494,853,000 have been made towards the purchase of these aircraft and related equipment. At 31 December, 2003, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment are as follows:

                                   THE GROUP                    THE COMPANY
                            ----------------------       --------------------
                                2003        2002           2003       2002
                              RMB'000      RMB'000        RMB'000    RMB'000
                            ----------   ---------       ---------  ---------
Year ending 31 December,
2003                                 -   2,801,451               -  2,801,451
2004                         4,584,823   2,343,978       3,248,674  2,343,978
2005                         6,030,256     730,567       4,490,616    730,567
                            ----------   ---------       ---------  ---------
                            10,615,079   5,875,996       7,739,290  5,875,996
                            ==========   =========       =========  =========

                  The Group has taken steps towards the purchase of the airline business of China Northern Airlines Company and Xinjiang Airlines Company. No contractual obligations existed as at 31 December, 2003 and up to the date of approval of these financial statements. The purchase price has not yet been determined.

                  As at 31 December, 2003, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

                                        THE GROUP AND THE COMPANY
                                        -------------------------
                                           2003          2002
                                         RMB'000        RMB'000
                                         -------        -------
Authorised and contracted for             24,137         63,723
Authorised but not contracted for        283,761        518,000
                                         -------        -------
                                         307,898        581,723
                                         =======        =======

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

29    COMMITMENTS (cont'd)

      (b)   OPERATING LEASE COMMITMENTS

            As at 31 December, 2003, commitments under non-cancellable aircraft and flight equipment operating leases were as follows:

                                                  THE GROUP                   THE COMPANY
                                            --------------------       ------------------------
                                              2003       2002            2003           2002
                                             RMB'000    RMB'000         RMB'000        RMB'000
                                            ---------  ---------       ---------      ---------
Payments due
   Within one year                          1,482,888  1,280,060       1,193,892      1,044,720
   In the second to fifth year, inclusive   4,248,095  4,358,474       3,578,618      3,772,227
   After the fifth year                     2,388,874  2,898,104       2,278,463      2,893,237
                                            ---------  ---------       ---------      ---------
                                            8,119,857  8,536,638       7,050,973      7,710,184
                                            =========  =========       =========      =========

      (c)   INVESTING COMMITMENTS

            As at 31 December, 2003, the Company was committed to make a capital contribution of approximately RMB446 million and RMB Nil respectively (2002: RMB60 million and RMB201 million respectively) to its jointly controlled entities and associated companies.

30    CONTINGENT LIABILITIES

      (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the businesses assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganisation. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

      (b) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

30    CONTINGENT LIABILITIES (cont'd)

            With respect to the facilities in Guangzhou, CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou. The Company understands that the CAAC is basing its conclusion on an agreement among certain government authorities relating to such land. Such assurance does not constitute formal evidence of CSAHC's right to transfer, mortgage or lease such real property interests. The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that its use of one or more of these parcels of land or the related facilities were successfully challenged. CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

      (c) The Company is currently involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. The Company, as one of the defendants to the Litigation, has been claimed for unspecified damages for breach of the agreement. Given that the Litigation is still at its preliminary stage, it is pre-matured to predict the result of the court judgment. Based on the opinion given by its instructing solicitors, the Company's directors consider that the Company has a reasonable chance of success in its defence to the claim. At present, the Company has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case of Mainland China for trial. Accordingly, the Company's directors consider that a provision for such claim and/or the associated legal costs is not required.

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

      Financial assets of the Group include cash and cash equivalents, investments, trade receivables and other receivables. Financial liabilities of the Group include bank and other loans, amounts due to related companies, other liabilities, accounts payable, bills payable, sales in advance of carriage, accrual expenses and obligations under finance leases.

      LIQUIDITY RISK

      As at 31 December, 2003, the Group's net current liabilities amounted to RMB10,792 million (2002: RMB7,016 million). For the year ended 31 December, 2003, the Group recorded a net cash inflow from operating activities of RMB2,129 million (2002: RMB3,698 million), a net cash outflow from investing activities and financing activities of RMB3,820 million (2002: RMB2,745 million) and a decrease in cash and cash equivalents of RMB1,691 million (2002: increase of RMB953 million).

      With regard to 2004 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. With regard to its short-term bank loans outstanding at 31 December, 2003, the Group has obtained firm commitments from its principal bankers to renew the relevant loans as they fall due during 2004. With regard to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an approximate amount of RMB8,450 million during 2004 and thereafter. The directors of the Company believe that such financing will be available to the Group.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK (cont'd)

      LIQUIDITY RISK (cont'd)

      The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December, 2004. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

      BUSINESS RISK

      The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations, and competition, in the passenger, cargo and mail airlines services industry.

      INTEREST RATE RISK

      The interest rates and maturity information of the Group's bank and other loans, and the maturity information of the Group's finance lease obligations are disclosed in Notes 21 and 22 respectively.

      FOREIGN CURRENCY RISK

      The Group has significant exposure to foreign currency as substantially all of the Group's lease obligations and bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK (cont'd)

      CREDIT RISKS

      Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions.

      A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. As of 31 December, 2003, the balance due from BSP agents amounted to RMB446,399,000 (2002: RMB353,246,000).

      SELF INSURANCE RISK

      The Group maintains a limited amount of property insurance in respect of certain personal and real property.

      FAIR VALUE

      The carrying amounts and estimated fair values of significant financial assets and liabilities at 31 December, 2002 and 2003 are set out below:

                                                             2003                          2002
                                                    CARRYING        FAIR          Carrying        Fair
                                                     AMOUNT        VALUE           amount         value
                                                     RMB'000      RMB'000          RMB'000       RMB'000
                                                    ---------    ---------        ---------     ---------
THE GROUP
Cash and cash equivalents                           2,080,174    2,080,174        3,771,043     3,771,043
Trade receivables                                     833,604      833,604          671,776       671,776
Other receivables                                     296,047      296,047          372,586       372,586
Bank and other loans, current portion               7,096,846    7,164,216        5,240,726     5,326,511
Amounts due to related companies                      929,003      929,003          525,090       525,090
Other liabilities                                   1,019,811    1,019,811          646,989       646,989
Accounts payable                                      928,093      928,093          532,480       532,480
Bills payable                                         438,135      438,135        1,299,680     1,299,680
Sales in advance of carriage                          466,087      466,087          390,531       390,531
Accrued expenses                                    2,527,794    2,527,794        2,341,454     2,341,454
Bank and other loans, non-current portion           4,521,735    4,743,128        5,835,434     6,111,052
                                                    ---------    ---------        ---------     ---------

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK (cont'd)

      FAIR VALUE (cont'd)

                                                              2003                          2002
                                                    CARRYING       FAIR           Carrying        Fair
                                                     AMOUNT        VALUE           amount         value
                                                     RMB'000      RMB'000          RMB'000       RMB'000
                                                    ---------    ---------        ---------     ---------
THE COMPANY
Cash and cash equivalents                           1,404,874    1,404,874        2,960,337     2,960,337
Trade receivables                                     683,206      683,206          464,930       464,930
Other receivables                                     222,438      222,438          239,601       239,601
Bank and other loans, current portion               5,958,968    6,010,222        3,479,322     3,546,409
Amounts due to related companies                      870,682      870,682          358,077       358,077
Other liabilities                                     854,057      854,057          411,218       411,218
Accounts payable                                      745,888      745,888          296,989       296,989
Bills payable                                         438,135      438,135        1,299,680     1,299,680
Sales in advance of carriage                          405,851      405,851          340,457       340,457
Accrued expenses                                    1,628,072    1,628,072        1,049,806     1,049,806
Bank and other loans, non-current portion           3,670,499    3,827,220        4,628,372     4,811,961
                                                    ---------    ---------        ---------     ---------

      The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

      (i) Cash and cash equivalents, trade receivables, other receivables, amounts due to related companies, other liabilities, accounts payable, bills payable, sales in advance of carriage and accrued expenses

            The carrying values approximate fair value because of the short maturities of these instruments.

      (ii)  Bank and other loans

            The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK (cont'd)

      The economic characteristics of the Group's leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases. Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

      Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

32    SEGMENTAL INFORMATION

      Geographic information about the Group's turnover and operating profit/(loss) are as follows:

                                                 HONG KONG
                                  DOMESTIC       REGIONAL     *INTERNATIONAL      TOTAL
                                  RMB'000         RMB'000         RMB'000        RMB'000
                                 ----------      ---------    --------------    ----------
2003
Traffic revenue                  13,086,939        807,677       3,070,184      16,964,800
Other revenue                       436,122              -          69,201         505,323
                                 ----------      ---------       ---------      ----------
                                 13,523,061        807,677       3,139,385      17,470,123
                                 ==========      =========       =========      ==========
Operating profit/(loss)             440,158        (29,210)         44,781         455,729
                                 ==========      =========       =========      ==========

2002
Traffic revenue                  13,197,589      1,118,695       3,165,608      17,481,892
Other revenue                       485,046              -          51,682         536,728
                                 ----------      ---------       ---------      ----------
                                 13,682,635      1,118,695       3,217,290      18,018,620
                                 ==========      =========       =========      ==========
Operating profit                  1,614,975        193,440         217,662       2,026,077
                                 ==========      =========       =========      ==========

      * Mainly routes between the PRC and Asian countries, the United States of America, the Netherlands, Belgium and Australia.

      The major revenue-earning assets of the Group are its aircraft fleet, most of which are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the Group's non-aircraft identifiable assets are located in the PRC.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

33    RECONCILIATION AND SUPPLEMENTARY STATEMENT OF CASH FLOW INFORMATION

      (a) THE RECONCILIATION OF (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS TO CASH INFLOWS FROM OPERATIONS IS AS FOLLOWS:

                                                                  2003            2002
                                                                 RMB'000         RMB'000
                                                                ---------       ---------
(Loss)/profit before taxation and minority interests             (511,610)      1,139,099
  Depreciation and amortisation of fixed assets                 1,997,882       1,839,293
  Other amortisation                                               40,089           9,816
  Amortisation of deferred credits                                 (1,541)         (7,217)
  Share of associated companies' results                          (47,798)        (36,988)
  Share of jointly controlled entities' results                    39,495           3,352
  Loss/(gain) on sale of fixed assets                              22,217        (170,740)
  Interest income                                                 (13,061)        (52,618)
  Interest expense                                                823,725         959,193
  Unrealised exchange loss, net                                   177,356         174,978
  Decrease/(increase) in inventories                                1,923         (76,472)
  Increase in trade receivables                                  (161,828)       (110,749)
  Decrease/(increase) in other receivables                         76,539        (166,004)
  (Increase)/decrease in prepaid expenses and other assets         (6,045)        123,924
  Increase/(decrease) in amounts due to related companies         403,913        (193,175)
  Increase/(decrease) in accounts payable                         395,613         (61,843)
  (Decrease)/increase in bills payable                           (861,545)      1,299,680
  Increase in sales in advance of carriage                         75,556          19,985
  Increase in accrued expenses                                    203,439          86,215
  Increase/(decrease) in other liabilities                        372,822         (33,032)
  Increase in provision for major overhauls                        47,577          16,226
                                                                ---------       ---------

Cash inflows from operations                                    3,074,718       4,762,923
                                                                =========       =========

      (b)   DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

            During 2002, the Group assumed from Zhongyuan Airlines debts totalling RMB964,736,000 in partial satisfaction of the consideration payable for acquisition of five Boeing 737-300/37K aircraft and other assets from Zhongyuan Airlines (Note 27(o)).

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

33    RECONCILIATION AND SUPPLEMENTARY STATEMENT OF CASH FLOW INFORMATION
      (cont'd)

      (c)   EFFECT OF ACQUISITION OF SUBSIDIARIES

                                                                  2003            2002
                                                                 RMB'000         RMB'000
                                                                 -------         -------
Net assets acquired:

Fixed assets                                                           -          96,636
Cash and cash equivalents                                              -          17,355
Trade receivables and other current assets                             -          20,681
                                                                 -------         -------

                                                                       -         134,672
                                                                 -------         -------

Accounts payable                                                       -           3,623
Accrued expenses and other liabilities                                 -          11,220
                                                                 -------         -------

                                                                       -          14,843
                                                                 -------         -------

Net assets value                                                       -         119,829
                                                                 =======         =======

Consideration paid                                                     -         107,846
Cash and cash equivalents acquired                                     -          17,355
                                                                 -------         -------

Net cash outflow from acquisition of subsidiaries                      -          90,491
                                                                 =======         =======

34    ULTIMATE HOLDING COMPANY

      The directors of the Company consider the ultimate holding company to be CSAHC, a state-owned enterprise established in the PRC.

35    SUBSEQUENT EVENTS

      In April 2004, the Company entered into a purchase agreement with Airbus SNC for the acquisition of fifteen Airbus 320-200 aircraft and six Airbus 319-100 aircraft, scheduled for deliveries in 2005 and 2006.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

36    SUBSIDIARIES

      The particulars of the Company's principal subsidiaries at 31 December, 2003 are as follows:

                                                      ATTRIBUTABLE
                                   PLACE AND        EQUITY INTEREST
                                    DATE OF        -----------------      ISSUED/
                                 ESTABLISHMENT/    DIRECT   INDIRECT    REGISTERED      PRINCIPAL
       NAME OF COMPANY             OPERATION          %         %        CAPITAL#       ACTIVITIES
China Southern Airlines         PRC                  100        -       100,000,000  Helicopter
 (Group) Zhuhai Helicopter      31 August, 1993                                       transportation
 Company Limited (a)

Guangxi Airlines                PRC                   60        -       170,900,000  Airline
 Company Limited (a)            28 April, 1994

Southern Airlines Group         PRC                   60        -       280,000,000  Airline
 Shantou Airlines               20 July, 1993
 Company Limited (a)

Zhuhai Airlines                 PRC                   60        -       250,000,000  Airline
 Company Limited (a)            8 May, 1995

Xiamen Airlines                 PRC                   60        -       588,434,000  Airline
 Company Limited (a)            11 August, 1984

Guizhou Airlines                PRC                   60        -        80,000,000  Airline
 Company Limited (a)            12 November, 1991

Guangzhou Nanland Air           PRC                   51        -        55,980,000  Air catering
 Catering Company               21 November, 1989
 Limited (b)

China Southern West             Australia             65        -         A$100,000  Pilot training
 Australian Flying              26 January, 1971                                      services
 College Pty Ltd

Guangzhou Baiyun International  PRC                   61        -        20,000,000  Logistics
 Logistic Company Ltd           23 July, 2002                                         operations

Guangzhou Aviation Hotel        PRC                   90        -        63,290,000  Hotel operation
                                8 January, 1997

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

36    SUBSIDIARIES (cont'd)

                                                      ATTRIBUTABLE
                                   PLACE AND        EQUITY INTEREST
                                    DATE OF        -----------------      ISSUED/
                                 ESTABLISHMENT/    DIRECT   INDIRECT    REGISTERED      PRINCIPAL
       NAME OF COMPANY             OPERATION          %         %        CAPITAL#       ACTIVITIES
Southern Airlines Advertising   PRC                   90        -         2,000,000  Aviation
 Company Ltd                    3 March, 1994                                         advertising

South China International       PRC                   90        -         2,100,000  Travel services
 Aviation & Travel Services     11 May, 1992
 Company

CZ Flamingo Limited             Cayman Islands       100        -          US$1,000  Aircraft leasing
                                8 December, 1993

CZ Skylark Limited              Cayman Islands       100        -          US$1,000  Aircraft leasing
                                17 November, 1993

CZ Kapok Limited                Cayman Islands       100        -          US$1,000  Aircraft leasing
                                26 October, 1993

CSA-I Limited                   Cayman Islands       100        -          US$1,000  Aircraft leasing
                                1 September, 1993

CZ93B Limited                   Cayman Islands       100        -          US$1,000  Aircraft leasing
                                11 May, 1993

CZ97A Limited                   Cayman Islands       100        -          US$1,000  Aircraft leasing
                                2 January, 1997

Zhong Yuan 99A Limited          Cayman Islands       100        -          US$1,000  Aircraft leasing
                                15 February, 1999

CXA92A Limited                  Cayman Islands         -       60          US$1,000  Aircraft leasing
                                3 August, 1992

CXA93A Limited                  Cayman Islands         -       60          US$1,000  Aircraft leasing
                                1 July, 1993

CXA95B Limited                  Cayman Islands         -       60          US$1,000  Aircraft leasing
                                7 July, 1995

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

36    SUBSIDIARIES (cont'd)

                                                      ATTRIBUTABLE
                                   PLACE AND        EQUITY INTEREST
                                    DATE OF        -----------------      ISSUED/
                                 ESTABLISHMENT/    DIRECT   INDIRECT    REGISTERED      PRINCIPAL
       NAME OF COMPANY             OPERATION          %         %        CAPITAL#       ACTIVITIES
CXA95C Limited                  Cayman Islands        -         60         US$1,000  Aircraft leasing
                                16 October, 1995

CXA98A Limited                  Cayman Islands        -         60         US$1,000  Aircraft leasing
                                20 March, 1998

Xiamen Aviation                 PRC                   -         60        5,000,000  Property
 Property Development           22 June, 1993                                         development
 Company (a)

Xiamen Aviation                 PRC                   -         60          620,218  Aviation
 Advertising Company            17 December, 1992                                     advertising
 Limited (a)

Xiamen Aviation                 PRC                   -         60        8,560,000  Aviation supplies
 Supplies Limited (a)           30 July, 1997

Xiamen Aviation                 PRC                   -         54        5,000,000  Hotel
 Development                    18 February, 1998                                     management
 Company Limited (a)

Bai Lu Finance Limited          Hong Kong             -         54    HK$10,000,000  Investment
                                22 February, 1996                                     holding

Xiamen Air Holidays             Hong Kong             -         54     HK$3,000,000  Travel
 Limited                        28 April, 1994                                        servicing

Xiamen Macau                    Macau                 -       27.5     MOP1,000,000  Travel
 Holidays Limited               11 May, 1995                                          servicing

Shantou Hua Kang Air            PRC                   -         42       10,000,000  Air catering
 Catering Company Ltd (a)       22 June, 1994

      #     Expressed in RMB, unless otherwise stated

      (a)   These subsidiaries are PRC limited companies.

      (b)   These subsidiaries are Sino-foreign equity joint venture companies

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

37    ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

      The particulars of the Group's principal associated companies and jointly controlled entities as at 31 December, 2003 are as follows:

                                                      ATTRIBUTABLE
                                   PLACE AND        EQUITY INTEREST
                                    DATE OF        -----------------      ISSUED/
                                 ESTABLISHMENT/    DIRECT   INDIRECT    REGISTERED       PRINCIPAL
       NAME OF COMPANY             OPERATION          %         %        CAPITAL#        ACTIVITIES

Guangzhou Aircraft              PRC                  50          -      US$27,500,000  Provision of
 Maintenance                    28 October, 1989                                        aircraft repair
 Engineering                                                                            and
 Company Limited* (Note)                                                                maintenance
                                                                                        services

Southern Airlines               PRC                  32      15.42       424,330,000  Provision of
 Group Finance                  28 June, 1995                                          financial
 Company Limited                                                                       services

Hainan Phoenix                  PRC                  45          -     US$16,360,000  Provision of
 Information                    12 March, 1994                                         ticket
 System Limited                                                                        reservation
                                                                                       system
                                                                                       services

Hong Kong Business              Hong Kong            20          -      HKD1,000,000  Provision of
 Aviation Centre                7 January, 1998                                        private
 Company Limited                                                                       flight logistic
                                                                                       services

Sichuan Airlines                PRC                  39          -       350,000,000  Airline
 Corporation Limited            28 August, 2002

MTU Maintenance                 PRC                  50          -     US$63,100,000  Provision of
 Zhuhai Co. Ltd.*               6 April, 2001                                          engine
                                                                                       repair and
                                                                                       maintenance
                                                                                       services

China Postal Airlines           PRC                  49          -       306,000,000  Airline
 Limited*                       25 November, 1996

APPENDIX IV                          FINANCIAL INFORMATION OF THE LISTED GROUP

(PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)
(EXPRESSED IN RENMINBI)

37    ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES (cont'd)

                                                      ATTRIBUTABLE
                                   PLACE AND        EQUITY INTEREST
                                    DATE OF        -----------------      ISSUED/
                                 ESTABLISHMENT/    DIRECT   INDIRECT    REGISTERED       PRINCIPAL
       NAME OF COMPANY             OPERATION          %         %        CAPITAL#        ACTIVITIES
Zhuhai Xiang Yi                 PRC                  51         -      US$29,800,000  Provision of
 Aviation Technology            10 July, 2002                                          flight
 Company Limited*                                                                      simulation
                                                                                       services

CSN-ETC e-commerce              PRC                  51         -          5,880,000  Provision of
 Limited*                       10 February, 2003                                      internet
                                                                                       services

      #     Expressed in RMB, unless otherwise stated

      *     These are jointly controlled entities

      Note: Guangzhou Aircraft Maintenance Engineering Company Limited has been reclassified from an associated company to a jointly controlled entity since 2003 due to a change in the composition of its shareholders in 2003.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

C. UNAUDITED INTERIM FINANCIAL REPORT OF THE COMPANY FOR THE SIX-MONTH PERIOD ENDED 30 JUNE, 2004

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

                                                                                               2004  vs
                                                                                                 2003
                                               FOR THE SIX MONTHS ENDED 30 JUNE,               Increase/
                                            2004         2003           2004         2004     (Decrease)
                                   Note   RMB'000       RMB'000       HK$'000      US$'000       (%)
                                   ----  ----------    ---------     ---------    ---------   ----------
Operating revenue
  Traffic revenue:
    Passenger                             9,776,002    5,615,796      9,214,819   1,181,162        74.1
    Cargo and mail                        1,058,276      921,883        997,527     127,864        14.8
                                         ----------    ---------     ----------   ---------

                                         10,834,278    6,537,679     10,212,346   1,309,026        65.7
  Other revenue                             259,659      195,193        244,754      31,372        33.0
                                         ----------    ---------     ----------   ---------

Total operating revenue              2   11,093,937    6,732,872     10,457,100   1,340,398        64.8
                                         ----------    ---------     ----------   ---------

Operating expenses:
  Flight operations                       4,722,442    3,516,885      4,451,355     570,578        34.3
  Maintenance                             1,409,841    1,218,488      1,328,910     170,341        15.7
  Aircraft and traffic servicing          1,688,612    1,197,273      1,591,679     204,022        41.0
  Promotion and sales                       874,393      673,965        824,199     105,646        29.7
  General and administrative                551,719      480,598        520,048      66,660        14.8
  Depreciation and amortisation           1,083,346    1,016,530      1,021,158     130,893         6.6
  Other                                       8,244        3,465          7,771         996       137.9
                                         ----------    ---------     ----------   ---------

Total operating expenses                 10,338,597    8,107,204      9,745,120   1,249,136        27.5
                                         ----------    ---------     ----------   ---------

Operating profit/(loss)                     755,340   (1,374,332)       711,980      91,262       155.0
                                         ----------    ---------     ----------   ---------

Non-operating income/(expenses):
  Share of associated companies'
    results                                  21,156        2,825         19,942       2,556       648.9
  Share of jointly controlled
    entities' results                         4,351      (21,654)         4,101         526       120.1
  Profit/(loss) on sale of fixed
    assets                                    2,999      (22,679)         2,827         362       113.2
  Interest income                             8,994        5,842          8,478       1,087        54.0
  Interest expense                   3     (343,620)    (455,456)      (323,895)    (41,517)      (24.6)
  Exchange gain/(loss), net                  15,397       (4,774)        14,513       1,860       422.5
  Other, net                                  4,531         (287)         4,271         548     1,678.7
                                         ----------    ---------     ----------   ---------

Total net non-operating expenses           (286,192)    (496,183)      (269,763)    (34,578)      (42.3)
                                         ----------    ---------     ----------   ---------

Profit/(loss) before taxation
  and minority interests             3      469,148   (1,870,515)       442,217      56,684       125.1
Taxation (expense)/credit            4      (94,790)     544,992        (89,349)    (11,453)     (117.4)
                                         ----------    ---------     ----------   ---------

Profit/(loss) before minority
  interests                                 374,358   (1,325,523)       352,868      45,231       128.2
Minority interests                         (108,174)      93,910       (101,964)    (13,070)      215.2
                                         ----------    ---------     ----------   ---------
Profit/(loss) attributable to
  shareholders                              266,184   (1,231,613)       250,904      32,161       121.6
                                         ==========    =========     ==========   =========
Basic earnings/(loss) per share      5      RMB0.06     RMB(0.37)       HK$0.06    US$0.007       116.7
                                         ==========    =========     ==========   =========

The notes on pages 229 to 235 form part of this interim financial report.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 30 June, 2004
(Expressed in Renminbi)

                                                                                AS AT            As at
                                                                               30 JUNE,      31 December,
                                                                                 2004            2003
                                                                       Note     RMB'000          RMB'000
                                                                       ----   ----------     ------------
NON-CURRENT ASSETS
Fixed assets                                                                  29,128,791      28,535,907
Construction in progress                                                       2,189,052       1,629,689
Lease prepayments                                                                344,755         348,652
Interest in associated companies                                                 443,780         422,201
Interest in jointly controlled entities                                          787,874         731,323
Other investments                                                                199,007         204,971
Lease and equipment deposits                                                   4,717,553       2,932,591
Deferred expenditure                                                             233,726         248,853
Long-term receivables                                                              6,648           6,380
                                                                              ----------      ----------

                                                                              38,051,186      35,060,567
                                                                              ----------     -----------

CURRENT ASSETS
Inventories                                                                      572,457         543,777
Trade receivables                                                        7     1,210,680         833,604
Other receivables                                                                310,365         296,047
Prepaid expenses and other assets                                                323,947         247,926
Cash and cash equivalents                                                      2,931,786       2,080,174
                                                                              ----------     -----------

                                                                               5,349,235       4,001,528
                                                                              ----------     -----------

CURRENT LIABILITIES
Bank and other loans                                                           9,931,236       7,096,846
Obligations under finance leases                                               1,138,495       1,297,855
Amounts due to related companies                                                 906,353         929,003
Other liabilities                                                              1,176,852       1,019,811
Accounts payable                                                         8       841,409         928,093
Bills payable                                                                          -         438,135
Sales in advance of carriage                                                     386,255         466,087
Accrued expenses                                                               3,217,955       2,527,794
Taxes payable                                                                     72,954          89,954
                                                                              ----------     -----------

                                                                              17,671,509      14,793,578
                                                                              ----------     -----------

NET CURRENT LIABILITIES                                                      (12,322,274)    (10,792,050)
                                                                              ----------     -----------

TOTAL ASSETS LESS CURRENT LIABILITIES                                         25,728,912      24,268,517
                                                                              ----------     -----------

LONG-TERM LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                                           6,062,819       4,521,735
Obligations under finance leases                                               5,006,135       5,543,084
Provision for major overhauls                                                    230,525         189,464
Deferred credits                                                                  44,983          46,554
Deferred taxation                                                                456,354         398,305
                                                                              ----------     -----------

                                                                              11,800,816      10,699,142
                                                                              ----------     -----------

                                                                              13,928,096      13,569,375
                                                                              ==========     ===========

The notes on pages 229 to 235 form part of this interim financial report.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

As at 30 June, 2004
(Expressed in Renminbi)

                                                                                AS AT            As at
                                                                               30 JUNE,      31 December,
                                                                                 2004            2003
                                                                       Note     RMB'000         RMB'000
                                                                       ----   ----------     ------------
REPRESENTING:
SHARE CAPITAL                                                                  4,374,178       4,374,178
RESERVES                                                                 9     7,787,713       7,521,529
                                                                              ----------     -----------

SHAREHOLDERS' EQUITY                                                          12,161,891      11,895,707
MINORITY INTERESTS                                                             1,766,205       1,673,668
                                                                              ----------     -----------

                                                                              13,928,096      13,569,375
                                                                              ==========     ===========

Approved and authorised for issue by the board of directors on 26 August, 2004.

    YAN ZHI QING                WANG CHANG SHUN                 XU JIE BO
      Director                      Director                     Director

The notes on pages 229 to 235 form part of this interim financial report.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED) For the six months ended 30 June, 2004
(Expressed in Renminbi)

                              SHARE           SHARE            OTHER        RETAINED
                             CAPITAL         PREMIUM          RESERVES      EARNINGS          TOTAL
                             RMB'000         RMB'000          RMB'000        RMB'000        RMB'000
                            ---------       ---------         --------      ---------      ----------
At 1 January, 2003          3,374,178       3,683,956         585,372       1,969,701       9,613,207

Loss for the period                 -               -               -      (1,231,613)     (1,231,613)
                            ---------       ---------         -------       ---------      ----------

At 30 June, 2003            3,374,178       3,683,956         585,372         738,088       8,381,594
                            =========       =========         =======       =========      ==========

At 1 January, 2004          4,374,178       5,324,723         610,341       1,586,465      11,895,707

Profit for the period               -               -               -         266,184         266,184
                            ---------       ---------         -------       ---------      ----------

AT 30 JUNE, 2004            4,374,178       5,324,723         610,341       1,852,649      12,161,891
                            =========       =========         =======       =========      ==========

The notes on pages 229 to 235 form part of this interim financial report.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the six months ended 30 June, 2004
(Expressed in Renminbi)

                                                              FOR THE SIX MONTHS
                                                                ENDED 30 JUNE,
                                                             2004            2003
                                                           RMB'000         RMB'000
                                                          ----------      ----------
Net cash inflows from operating activities                 1,217,840       1,199,731
Net cash used in investing activities                     (4,050,525)     (1,886,023)
                                                          ----------      ----------

Net cash outflows before financing activities             (2,832,685)       (686,292)
Net cash inflows/(outflows) from financing activities      3,684,297        (803,404)
                                                          ----------      ----------

Increase/(decrease) in cash and cash equivalents             851,612      (1,489,696)

Cash and cash equivalents as at 1 January,                 2,080,174       3,771,043
                                                          ----------      ----------

Cash and cash equivalents as at 30 June,                   2,931,786       2,281,347
                                                          ==========      ==========

The notes on pages 229 to 235 form part of this interim financial report.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

NOTES:

1     BASIS OF PREPARATION

      This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is included on page 25.

      The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board.

      The financial information relating to the financial year ended 31 December, 2003 included in the interim financial report does not constitute the Group's annual financial statements prepared under International Financial Reporting Standards for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December, 2003 are available at the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 23 April, 2004.

      The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2003 annual financial statements.

      The notes on the unaudited interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2003 annual financial statements.

2     TURNOVER

      The Group is principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport in the People's Republic of China ("PRC"), which is both the main hub of the Group's route network and the location of its corporate headquarters.

      Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax. The turnover for the six months ended 30 June, 2003, was stated net of sales tax and contributions to the CAAC Infrastructure Development Fund.

      Sales tax is payable at 3% (2003: 3%) of the Group's traffic revenue in respect of domestic flights and international/Hong Kong regional outbound flights. During the six months ended 30 June, 2003, the Group's passenger revenue for May and June 2003 was exempted from sales tax.

      Prior to 1 April, 2004, contributions to the CAAC Infrastructure Development Fund were payable at 5% and 2%, respectively of the Group's domestic and international/Hong Kong regional traffic revenue, except for the period from 1 May, 2003 to 31 March, 2004 during which the Group was exempted from contributions to the CAAC Infrastructure Development Fund. Effective from 1 April, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the Group's traffic capacity deployed on its routes. The contributions now form part of the flight operations expenses.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

      The Group's turnover and operating profit/(loss) by geographic region are as follows:

                                    FOR THE SIX MONTHS ENDED 30 JUNE,
                                          HONG KONG
                             DOMESTIC     REGIONAL      INTERNATIONAL     TOTAL
                             RMB'000      RMB'000          RMB'000       RMB'000
                             -------      -------          -------       -------
2004
Traffic revenue             8,341,352      568,609        1,924,317    10,834,278
Other revenue                 259,659            -                -       259,659
                            ---------      -------        ---------    ----------

Turnover                    8,601,011      568,609        1,924,317    11,093,937
                            =========      =======        =========    ==========

Operating profit              604,728       38,852          111,760       755,340
                            =========      =======        =========    ==========

2003
Traffic revenue             4,896,421      321,912        1,319,346     6,537,679
Other revenue                 195,193            -                -       195,193
                            ---------      -------        ---------    ----------

Turnover                    5,091,614      321,912        1,319,346     6,732,872
                            =========      =======        =========    ==========

Operating (loss)           (1,198,810)     (80,384)         (95,138)   (1,374,332)
                            =========      =======        =========    ==========

3     PROFIT/(LOSS) BEFORE TAXATION AND MINORITY INTERESTS

                                                                         FOR THE SIX MONTHS
                                                                           ENDED 30 JUNE,
                                                                      2004                 2003
                                                                     RMB'000              RMB'000
                                                                     -------              -------
Profit/(loss) before taxation and minority interests
  is arrived at after charging:

Depreciation
  - owned assets                                                      815,604             768,595
  - assets held under finance leases                                  254,742             247,935
Staff costs                                                         1,061,144             847,623
Operating lease charges in respect of aircraft                        827,665             820,491
Amortisation of deferred expenditure                                   13,000              13,348
                                                                    ---------             -------
Interest on bank and other loans                                      174,232             273,841
Finance charges on obligations under finance leases                   186,147             231,371
Less: borrowing costs capitalised                                     (16,759)            (49,756)
                                                                    ---------             -------
Net interest expense                                                  343,620             455,456
                                                                    =========             =======

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

4     TAXATION EXPENSE/(CREDIT)

                                                              FOR THE SIX MONTHS
                                                                ENDED 30 JUNE,
                                                             2004            2003
                                                            RMB'000         RMB'000
                                                            -------         -------
PRC income tax                                               27,953           2,859
Share of taxation of associated companies                     3,738           3,791
Share of taxation of jointly controlled entities              5,050               -
                                                             ------        --------

                                                             36,741           6,650
Deferred taxation                                            58,049        (551,642)
                                                             ------        --------
                                                             94,790        (544,992)
                                                             ======        ========

      On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document from Guangzhou Municipal State Tax Bureau, the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% from 33% beginning from that date.

      In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas and PRC governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the periods presented.

5     BASIC EARNINGS/(LOSS) PER SHARE

      The calculation of basic earnings/(loss) per share is based on the consolidated profit attributable to shareholders of RMB266,184,000 (2003: loss of RMB1,231,613,000) and the weighted average number of shares in issue during the period of 4,374,178,000 (2003: 3,374,178,000).

      There were no dilutive potential shares in existence during the six months ended 30 June, 2003 and 2004.

6     DIVIDENDS

      The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June, 2004 (2003: Nil).

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

7     TRADE RECEIVABLES

      Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses, is set out below:

                                                           AS AT                 As at
                                                          30 JUNE,            31 December,
                                                           2004                  2003
                                                          RMB'000               RMB'000
                                                          -------               -------
Within 1 month                                             919,687              589,080
More than 1 month but less than 3 months                   288,093              235,828
More than 3 months but less than 12 months                   2,900                8,696
                                                         ---------              -------

                                                         1,210,680              833,604
                                                         =========              =======

8     ACCOUNTS PAYABLE

      An ageing analysis of accounts payable is as follows:

                                                           AS AT                 As at
                                                          30 JUNE,            31 December,
                                                           2004                  2003
                                                          RMB'000               RMB'000
                                                          -------               -------
Due within 1 month or on demand                           275,060               279,165
Due after 1 month but within 3 months                     242,721               278,113
Due after 3 months but within 6 months                    323,628               370,815
                                                          -------               -------

                                                          841,409               928,093
                                                          =======               =======

9     RESERVES

      No transfer to statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve has been made during the period and the corresponding period of 2003. According to the Articles of Association of the Company and certain of its subsidiaries and the PRC Company Law, any such transfer shall be proposed by the respective board of directors and approved by shareholders in the annual general meeting.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

10    COMMITMENTS

      (a)   CAPITAL COMMITMENTS

            As at 30 June, 2004, the Group had capital commitments as follows:

                                                                                  AS AT               As at
                                                                                 30 JUNE,          31 December,
                                                                                   2004                2003
                                                                                 RMB'000             RMB'000
                                                                                 -------             -------
Commitments in respect of aircraft and related equipment
  - authorised and contracted for                                               14,155,601          10,615,079
                                                                                ----------          ----------

Commitments in respect of investments in the Guangzhou new airport
  - authorised and contracted for                                                  387,185             617,277
  - authorised but not contracted for                                            1,252,906           1,454,661
                                                                                ----------          ----------
                                                                                 1,640,091           2,071,938
                                                                                ----------          ----------
Other commitments
  - authorised and contracted for                                                  134,201             232,570
  - authorised but not contracted for                                              656,971             708,099
                                                                                ----------          ----------

                                                                                   791,172             940,669
                                                                                ----------          ----------
                                                                                16,586,864          13,627,686
                                                                                ==========          ==========

     The Group has taken steps towards the purchase of the airline business of China Northern Airlines Company and Xinjiang Airlines Company. No contractual obligations existed as at 30 June, 2004 and up to the date of approval of this interim financial report. The purchase price has not yet been determined.

(b)   INVESTING COMMITMENTS

      As at 30 June, 2004, the Company was committed to make a capital contribution of approximately RMB382 million (as at 31 December, 2003: approximately RMB446 million) to its jointly controlled entities.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

11    RELATED PARTY TRANSACTIONS

      The Group obtained various operating and financial services provided by China Southern Air Holding Company ("CSAHC"), the ultimate holding company and its affiliates, and the Group's associated companies and jointly controlled entities during the normal course of its business.

      The following is a summary of significant transactions carried out in the normal course of business between the Group, CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities during the period:

                                                                FOR THE SIX MONTHS
                                                                  ENDED 30 JUNE,
                                                                 2004        2003
                                                                RMB'000     RMB'000
                                                                -------     -------
EXPENSES

Paid to CSAHC and its affiliates
Handling charges                                                18,552       14,277
Wet lease rentals                                                    -       27,800
Sundry aviation supplies                                        25,596       25,982
Air catering expenses                                           18,865       11,986
Housing benefits                                                42,500       42,500
Lease charges for land and buildings                             7,612        7,612

Paid to associated companies and jointly controlled
 entities
Repairing charges                                              431,340      277,579
Flight simulation service charges                               46,426       50,151

INCOME

Received from associated companies and jointly
 controlled entities
Rental income                                                   15,288       15,288
Interest income                                                  1,025        1,178

      In addition to the above, certain business undertakings of CSAHC also provided hotel and other services to the Group during the period. The total amount involved is not material to the results of the Group for the period.

      As at 30 June, 2004, the Group had cash and cash equivalents placed with Southern Airlines Group Finance Company Limited, a PRC authorised financial institution controlled by CSAHC and an associated company of the Group amounting to RMB677,835,000 (as at 31 December, 2003:
      RMB365,906,000). The applicable interest rates are determined in accordance with the rates published by the People's Bank of China.

APPENDIX IV                            FINANCIAL INFORMATION OF THE LISTED GROUP

      As at 31 December, 2003, the Group had advances from CSAHC amounting to RMB165,995,000, which was interest free and repayable on demand. The advances were repaid by the Group during the period.

      The Directors of the Company are of the opinion that the above transactions were conducted in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

12    CONTINGENT LIABILITIES

      There have been no material adverse changes in contingent liabilities of the Group subsequent to 31 December, 2003, details of which are disclosed in its 2003 annual financial statements.

13    CONVENIENCE TRANSLATION

      The unaudited consolidated profit and loss account has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0609 and US$1.00 to RMB8.2766, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 30 June, 2004. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 30 June, 2004 or on any other date.

APPENDIX V                           FINANCIAL INFORMATION OF THE COMBINED GROUP

(A)   UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

      The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the independent reporting accountants, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed "Documents available for inspection" in Appendix IX, a copy of the following report is available for inspection.

[KPMG LOGO]                                                    8th Floor
                                                               Prince's Building
                                                               10 Chater Road
                                                               Hong Kong

                                                               12 November, 2004

The Directors
China Southern Airlines Company Limited
Baiyun International Airport
Guangzhou
People's Republic of China

Dear Sirs,

      We report on the unaudited pro forma financial information of the Combined Group (the Listed Group (as defined herein) together with the Airline Operations (as defined herein) of Northern Airlines Group (as defined herein) and the Airline Operations of Xinjiang Airlines Group (as defined herein)) (the "Pro Forma Financial Information") set out on pages 239 to 243 in Section A of Appendix V to the shareholders' circular of China Southern Airlines Company Limited (the "Company", and together with its subsidiaries are referred to as the "Listed Group") dated 12 November, 2004, which has been prepared by the Company solely for illustrative purposes to provide information about how the proposed acquisition of the airline and airline related operations (the "Airline Operations") of each of China Northern Airlines Company and its subsidiaries ("Northern Airlines Group") and Xinjiang Airlines Company and its subsidiaries ("Xinjiang Airlines Group") by the Company (the "Acquisition") as described in the accompanying introduction to the unaudited pro forma financial information of the Combined Group might have affected the historical amounts in the accompanying unaudited pro forma balance sheet of the Combined Group as at 30 June, 2004, and the unaudited pro forma statement of income and unaudited pro forma condensed statement of cash flows of the Combined Group for the six-month period ended 30 June, 2004. The historical financial information is derived from the unaudited historical financial information of the Listed Group as set out in Appendix IV and the audited historical financial information of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group appearing as set out in Appendices II and III respectively. The basis of preparation of the Pro Forma Financial Information is set out in the accompanying introduction and notes to the unaudited pro forma financial information of the Combined Group.

APPENDIX V                           FINANCIAL INFORMATION OF THE COMBINED GROUP

RESPONSIBILITIES

      It is the responsibility solely of the directors of the Company to prepare the Pro Forma Financial Information in accordance with Paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

      It is our responsibility to form an opinion, as required by the Listing Rules, on the Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

      We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

      Our work did not constitute an audit or review made in accordance with the Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such audit or review assurance on the Pro Forma Financial Information.

      The Pro Forma Financial Information is for illustrative purposes only, based on the directors' judgements and assumptions, and because of its nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position or result of:

      - the Combined Group had the Acquisition actually completed as at the dates indicated therein; or

      -     the Combined Group at any future date or for any future periods.

APPENDIX V                           FINANCIAL INFORMATION OF THE COMBINED GROUP

OPINION

      In our opinion:

      (a) the accompanying unaudited Pro Forma Financial Information has been properly compiled on the basis stated;

      (b) such basis is consistent with the accounting policies of the Company; and

      (c) the adjustments are appropriate for the purposes of the Pro Forma Financial Information as disclosed pursuant to Paragraph 29(1) of Chapter 4 of the Listing Rules.

                                                           Yours faithfully,
                                                                KPMG
                                                    Certified Public Accountants
                                                              Hong Kong

APPENDIX V                           FINANCIAL INFORMATION OF THE COMBINED GROUP

INTRODUCTION TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

      The accompanying unaudited pro forma financial information of the Combined Group (the Listed Group (as defined herein) together with the Airline Operations (as defined herein) of Northern Airlines Group (as defined herein) and the Airline Operations of Xinjiang Airlines Group (as defined herein)) has been prepared to illustrate the effect of the proposed acquisition of the airline and airline related operations (the "Airline Operations") of each of China Northern Airlines Company and its subsidiaries ("Northern Airlines Group") and Xinjiang Airlines Company and its subsidiaries ("Xinjiang Airlines Group") by China Southern Airlines Company Limited (the "Company", and together with its subsidiaries are referred to as the "Listed Group") (the "Acquisition"). The consideration is assumed to be approximately RMB1,897 million, which represents the aggregate amount of the net assets value of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group as at 30 June, 2004 prepared under PRC Accounting Rules and Regulations. The consideration will be satisfied by short term U.S. dollar bank loans amounting to RMB1,000 million and cash of RMB897 million.

      The accompanying unaudited pro forma statement of income and unaudited pro forma condensed statement of cash flows of the Combined Group for the six-month period ended 30 June, 2004 gives effect to the Acquisition as if the Acquisition had been completed on 1 January, 2004. The accompanying unaudited pro forma balance sheet of the Combined Group as at 30 June, 2004 gives effect to the Acquisition as if the Acquisition had been completed on 30 June, 2004.

      The accompanying unaudited pro forma financial information of the Combined Group is prepared based upon the audited historical financial information of the Airline Operations of Northern Airlines Group and Xinjiang Airlines Group as set out in Appendices II and III respectively and the unaudited historical financial information of the Listed Group as set out in Appendix IV after giving effect to the pro forma adjustments described in the accompanying notes. A narrative description of the pro forma adjustments of the Acquisition that are (i) directly attributable to the transactions; (ii) expected to have a continuing impact on the Combined Group; and (iii) factually supportable, are summarised in the accompanying notes.

      The unaudited pro forma financial information of the Combined Group should be read in conjunction with the financial information of the Airline Operations of Northern Airlines Group and Xinjiang Airlines Group as set out in Appendices II and III respectively, the financial information of the Listed Group as set out in Appendix IV and other financial information included elsewhere in this circular.

APPENDIX V                           FINANCIAL INFORMATION OF THE COMBINED GROUP

UNAUDITED PRO FORMA STATEMENT OF INCOME OF THE COMBINED GROUP
For the six-month period ended 30 June, 2004

                                                            NORTHERN     XINJIANG
                                           THE LISTED       AIRLINES     AIRLINES                            PRO FORMA
                                             GROUP           GROUP        GROUP        PRO FORMA             COMBINED
                                           HISTORICAL      HISTORICAL   HISTORICAL    ADJUSTMENTS   Note       GROUP
                                          -------------    ----------   ----------    -----------   ----   -------------
                                             RMB'000         RMB'000      RMB'000       RMB'000               RMB'000
OPERATING REVENUE
   Traffic revenue                           10,834,278     3,391,448    1,176,300                            15,402,026
   Other operating revenue                      259,659        73,232       38,776                               371,667
                                          -------------    ----------   ----------    ----------           -------------

TOTAL OPERATING REVENUE                      11,093,937     3,464,680    1,215,076             -              15,773,693
                                          -------------    ----------   ----------    ----------           -------------
OPERATING EXPENSES
   Flight operations                          4,722,442     1,480,465      639,339                             6,842,246
   Maintenance                                1,409,841       412,118      126,536         8,881      3        1,957,376
   Aircraft and traffic servicing             1,688,612       464,035      134,088                             2,286,735
   Promotion and sales                          874,393       219,471       80,877                             1,174,741
   General and administrative                   551,719       114,849       61,279                               727,847
   Depreciation and                           1,083,346       404,419      173,177                             1,660,942
   amortisation Others                            8,244             -            -                                 8,244
                                          -------------    ----------   ----------    ----------           -------------

TOTAL OPERATING EXPENSES                     10,338,597     3,095,357    1,215,296         8,881              14,658,131
                                          -------------    ----------   ----------    ----------           -------------

OPERATING PROFIT/(LOSS)                         755,340       369,323         (220)       (8,881)              1,115,562
                                          -------------    ----------   ----------    ----------           -------------
NON-OPERATING INCOME/(EXPENSES)
   Interest income                                8,994         4,257          746        (3,228)     2           10,769
   Interest expense                            (343,620)     (195,027)     (69,417)      (10,850)     1         (618,914)
   Exchange gain/(loss), net                     15,397        23,567         (64)                                38,900
   Share of associated companies'
     results                                     21,156             -            -                                21,156
   Share of jointly controlled
     entities' results                            4,351             -            -                                 4,351
   Gain/(loss) on disposal of property,
     plant and equipment                          2,999          (439)        (800)                                1,760
   Others, net                                    4,531             -            -                                 4,531
                                          -------------    ----------   ----------    ----------           -------------

TOTAL NON-OPERATING EXPENSES, NET              (286,192)     (167,642)     (69,535)      (14,078)               (537,447)
                                          -------------    ----------   ----------    ----------           -------------

PROFIT/(LOSS) BEFORE INCOME TAX AND
   MINORITY INTERESTS                           469,148       201,681      (69,755)      (22,959)                578,115
INCOME TAX                                      (94,790)      (67,300)      24,048         3,444      4         (111,006)
                                                                                          23,592      5
                                          -------------    ----------   ----------    ----------           -------------

PROFIT/(LOSS) BEFORE MINORITY INTERESTS         374,358       134,381      (45,707)        4,077                 467,109
MINORITY INTERESTS                             (108,174)          661        1,396                              (106,117)
                                          -------------    ----------   ----------    ----------           -------------

NET PROFIT/(LOSS)                               266,184       135,042      (44,311)        4,077                 360,992
                                          =============    ==========   ==========    ==========           =============
BASIC EARNINGS PER SHARE (IN RMB)                  0.06                                                             0.08

WEIGHTED AVERAGE NUMBER OF SHARES         4,374,178,000                                                    4,374,178,000
                                          =============                                                    =============

APPENDIX V                           FINANCIAL INFORMATION OF THE COMBINED GROUP

UNAUDITED PRO FORMA BALANCE SHEET OF THE COMBINED GROUP
As at 30 June, 2004

                                                                NORTHERN     XINJIANG
                                               THE LISTED       AIRLINES     AIRLINES                             PRO FORMA
                                                  GROUP           GROUP       GROUP        PRO FORMA              COMBINED
                                               HISTORICAL      HISTORICAL   HISTORICAL    ADJUSTMENTS   Note        GROUP
                                               -----------     ----------   ----------    -----------   ----     -----------
                                                 RMB'000         RMB'000     RMB'000        RMB'000                RMB'000
NON-CURRENT ASSETS
Property, plant and equipment, net              29,128,791      9,141,267    4,043,708                            42,313,766
Construction in progress                         2,189,052         38,930       13,404                             2,241,386
Lease prepayments                                  344,755              -            -        55,683     8           400,438
Interest in associated companies                   443,780              -            -                               443,780
Interest in jointly controlled entities            787,874              -            -                               787,874
Other investments                                  199,007         68,209            -                               267,216
Lease and equipment deposits                     4,717,553        437,117       53,620                             5,208,290
Deferred expenditure                               233,726        122,093            -                               355,819
Long term receivables                                6,648              -            -                                 6,648
                                               -----------     ----------   ----------    ----------             -----------

TOTAL NON-CURRENT ASSETS                        38,051,186      9,807,616    4,110,732        55,683              52,025,217
                                               -----------     ----------   ----------    ----------             -----------
CURRENT ASSETS
Inventories                                        572,457        544,093       71,311        51,395     7         1,239,256
Trade receivables                                1,210,680        398,158      125,212      (345,442)    9         1,388,608
Other receivables and prepaid expenses             634,312        566,110      169,295                             1,369,717
Cash and cash equivalents                        2,931,786        234,733      286,998      (896,642)    6         2,556,875
                                               -----------     ----------   ----------    ----------             -----------

TOTAL CURRENT ASSETS                             5,349,235      1,743,094      652,816    (1,190,689)              6,554,456
                                               -----------     ----------   ----------    ----------             -----------
CURRENT LIABILITIES
Bank and other loans                             9,931,236        767,257    1,056,639     1,000,000     6        12,755,132
Obligations under finance leases                 1,138,495      1,063,047            -                             2,201,542
Amounts due to related companies                   906,353              -            -      (675,300)    9           231,053
Other liabilities and accrued expenses           4,394,807      1,403,363      718,783                             6,516,953
Accounts payable                                   841,409        140,026      128,638        (9,012)    9         1,101,061
Sales in advance of carriage                       386,255              -            -       338,870     9           725,125
Tax payable                                         72,954              -            -                                72,954
                                               -----------     ----------   ----------    ----------             -----------

TOTAL CURRENT LIABILITIES                       17,671,509      3,373,693    1,904,060       654,558              23,603,820
                                               -----------     ----------   ----------    ----------             -----------
NET CURRENT LIABILITIES                        (12,322,274)    (1,630,599)  (1,251,244)   (1,845,247)            (17,049,364)
                                               -----------     ----------   ----------    ----------             -----------

TOTAL ASSETS LESS CURRENT LIABILITIES           25,728,912      8,177,017    2,859,488    (1,789,564)             34,975,853
                                               -----------     ----------   ----------    ----------             -----------
NON-CURRENT LIABILITIES AND DEFERRED ITEMS
Bank and other loans                             6,062,819      1,811,371    1,735,037                             9,609,227
Obligations under finance leases                 5,006,135      5,402,143            -                            10,408,278
Provision for major overhauls                      230,525              -      182,319                               412,844
Deferred credits                                    44,983         25,750            -                                70,733
Deferred taxation                                  456,354        (20,313)     (19,195)       16,961     7           450,643
                                                                                              16,836     8
                                               -----------     ----------   ----------    ----------             -----------


NON-CURRENT LIABILITIES AND DEFERRED ITEMS      11,800,816      7,218,951    1,898,161        33,797              20,951,725
                                               -----------     ----------   ----------    ----------             -----------
MINORITY INTERESTS                               1,766,205          2,372       76,777        16,883     8         1,862,237
                                               -----------     ----------   ----------    ----------             -----------

                                                12,161,891        955,694      884,550    (1,840,244)             12,161,891
                                               ===========     ==========   ==========    ==========             ===========

CAPITAL AND RESERVES                            12,161,891        955,694      884,550    (1,840,244)             12,161,891
                                               ===========     ==========   ==========    ==========             ===========

APPENDIX V                           FINANCIAL INFORMATION OF THE COMBINED GROUP

UNAUDITED PRO FORMA CONDENSED STATEMENT OF CASH FLOWS OF THE COMBINED GROUP For the six-month period ended 30 June, 2004

                                                           NORTHERN      XINJIANG
                                             THE LISTED    AIRLINES      AIRLINES                           PRO FORMA
                                               GROUP        GROUP         GROUP       PRO FORMA             COMBINED
                                             HISTORICAL   HISTORICAL    HISTORICAL   ADJUSTMENTS    Note      GROUP
                                             ----------   ----------    ----------   -----------    ----    ---------
                                              RMB'000       RMB'000      RMB'000        RMB'000              RMB'000
Net cash from operating
   activities                                 1,217,840     221,973       69,672        (10,850)      1     1,495,407
                                                                                         (3,228)      2

Net cash (used in)/generated from
   investing activities                      (4,050,525)     92,732      (57,890)      (977,815)     10    (4,993,498)
                                             ----------    --------     --------                    ---     ---------

Net cash (outflows)/inflows before
   financing activities                      (2,832,685)    314,705       11,782                           (3,498,091)
Net cash inflows/(outflows) from
   financing activities                       3,684,297    (622,018)    (101,565)     1,000,000      6      3,960,714
                                             ----------    --------     --------                    ---     ---------

Increase/(decrease) in cash and
   cash equivalents                             851,612    (307,313)     (89,783)                             462,623
Cash and cash equivalents at
   1 January, 2004                            2,080,174     542,046      376,781       (918,827)     10     2,080,174
                                             ----------    --------     --------                    ---     ---------

Cash and cash equivalents at
   30 June, 2004                              2,931,786     234,733      286,998                            2,542,797
                                             ==========    ========     ========                            =========

APPENDIX V                           FINANCIAL INFORMATION OF THE COMBINED GROUP

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

(1) To record the additional interest expense arising from short term U.S. dollar bank loans bearing interest at 2.17% per annum amounting to RMB1,000 million borrowed to partially satisfy the consideration as if the Acquisition had taken place on 1 January, 2004.

(2) To adjust for reduction in the interest income for the cash consideration of RMB897 million to be taken from the internal resources depositing in certain PRC banks enjoying saving rate of 0.72% per annum of the Listed Group as if the Acquisition had taken place on 1 January, 2004.

(3) To record the additional costs of inventories charged to the combined statement of income as a result of adjusting the carrying value of inventories to fair value under purchase method as if the Acquisition had taken place on 1 January, 2004.

(4) To record the tax effect of the pro forma statement of income adjustments described in notes 1 to 3 above using the Company's applicable income tax rate of 15%.

(5) To adjust for the reduction in taxation because of different applicable income tax rates on the Company and the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group as if the Acquisition had taken place on 1 January, 2004. The Company's applicable income tax rate is 15% while the applicable income tax rate of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group is 33%. The Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group will become branches of the Company subsequent to the Acquisition and will be subject to the Company's income tax rate of 15% according to the current relevant PRC tax regulations.

(6) To record the payment of consideration of RMB1,897 million satisfied by short term U.S. dollar bank loans amounting to RMB1,000 million and cash of RMB897 million as if the Acquisition had taken place on 30 June, 2004.

(7) To adjust the carrying value of inventories to fair value under purchase method and to reverse the corresponding deferred tax asset recognised as if the Acquisition had taken place on 30 June, 2004.

(8) To adjust the carrying value of land use rights to fair value under purchase method, the related deferred tax liability and the corresponding minority shareholders' share as if the Acquisition had taken place on 30 June, 2004.

(9) Elimination of the inter-company balances among the Airline Operations of Northern Airlines Group, the Airline Operations of Xinjiang Airlines Group and the Listed Group on combined basis.

(10) To record the pro forma cash flow effect of the Acquisition, being the payment of consideration of RMB1,897 million, net of the cash and cash equivalents acquired amounting to RMB919 million as if the Acquisition had taken place on 1 January, 2004

(B)   INDEBTEDNESS

      As at the close of business on 30 September, 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Combined Group had bank and other loans of approximately RMB22,031,716,000 and finance lease obligations of approximately RMB11,966,164,000. As at 30 September, 2004, certain bank loans of the Combined Group were secured by certain aircraft with an aggregate carrying amount of RMB10,529,085,000. Finance lease obligations were secured by the related aircraft under finance lease with an aggregate carrying amount of RMB11,886,637,000. In addition, bank loans of RMB3,071,227,000 were also guaranteed by certain banks.

APPENDIX V                           FINANCIAL INFORMATION OF THE COMBINED GROUP

      Save as aforesaid or as otherwise disclosed herein, the Combined Group did not have, at the close of business on 30 September, 2004, outstanding liabilities or any mortgages, charges, debentures, loan capital, bank overdrafts, loans, liabilities under acceptance or other similar indebtedness, hire purchase or finance lease obligations or any guarantees or other material contingent liabilities.

(C)   WORKING CAPITAL

      The Directors of the Company are of the opinion that the Combined Group will, following the completion of the Acquisition, have sufficient working capital for its present requirements.

APPENDIX VI                                                      PROFIT FORECAST

      The forecast combined profit after taxation and minority interests but before extraordinary items of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group for the year ending 31 December, 2004 is set out in the section headed "Prospective Financial Information" in the Letter from the Board.

(A)   BASES AND ASSUMPTIONS

      The management of the Company, the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group have prepared the forecast combined profit after taxation and minority interests but before extraordinary items of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group for the year ending 31 December, 2004. The management of the Company, Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group are not currently aware of any extraordinary items which have arisen or are likely to arise in respect of the year ending 31 December, 2004. The forecast has been prepared on a basis consistent in all material respects with the accounting policies currently adopted by the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group as summarised in Appendices II and III respectively and on the following principal assumptions:

      (1) there will be no material changes in existing government policies or political, legal, including changes in legislations or rules, regulatory, fiscal, economic or market conditions in the PRC or any of the countries in which the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group carry out business;

      (2) the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group will continue to be authorised to operate services to other countries and cities of which their current scheduled services are covered pursuant to the bilateral aviation agreements between the PRC and overseas governments;

      (3) the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group will be able to maintain all of their certificates and licenses required from the CAAC to enable them to operate their forecast services;

      (4) there will be no material changes in the bases or rates of taxation or duties in the PRC or any of the countries in which the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group operate;

      (5) there will be no material changes in inflation, interest rates or foreign currency exchange rates from those currently prevailing; and

      (6) the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group will not be severely interrupted by any force majeure events or unforeseeable factors of any unforeseeable reasons that are beyond the control of the Company, the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group, including but not limited to, the occurrence of natural disasters or catastrophes, epidemics or serious accidents.

APPENDIX VI                                                      PROFIT FORECAST

(B)   LETTERS

      Set out below are the text of the letters received from KPMG, and from the Company's Financial Advisers in connection with the profit forecast and prepared for the sole purpose of inclusion in this circular.

[KPMG LOGO]                                                    8th Floor
                                                               Prince's Building
                                                               10 Chater Road
                                                               Hong Kong

                                                               12 November, 2004


The Directors
China Southern Airlines Company Limited
J.P. Morgan Securities (Asia Pacific) Limited
ICEA Capital Limited

Dear Sirs,

      We have reviewed the accounting policies and calculations adopted in arriving at the forecast (the "Forecast") of the combined profit after taxation and minority interests but before extraordinary items of the airline and airline related operations (the "Airline Operations") of China Northern Airlines Company and its subsidiaries (collectively referred to as "Northern Airlines Group") for the year ending 31 December, 2004, for which the directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and management of the Airline Operations of Northern Airlines Group ("Management") are solely responsible, as set out in the circular dated 12 November, 2004 issued by the Company (the "Circular").

      In our opinion, so far as the accounting policies and calculations are concerned, the Forecast has been properly compiled on the bases and assumptions made by the Directors and Management as set out in Part A of Appendix VI to the Circular and is presented on a basis consistent in all material respects with the accounting policies adopted by the Airline Operations of Northern Airlines Group as set out in our Accountants' Report on Financial Information of the Airline Operations of Northern Airlines Group dated 12 November, 2004, the text of which is set out in Appendix II to the circular.

                                                           Yours faithfully,
                                                                KPMG
                                                    Certified Public Accountants
                                                              Hong Kong

APPENDIX VI                                                      PROFIT FORECAST

[KPMG LOGO]                                                    8th Floor
                                                               Prince's Building
                                                               10 Chater Road
                                                               Hong Kong

                                                               12 November, 2004

The Directors
China Southern Airlines Company Limited
J.P. Morgan Securities (Asia Pacific) Limited
ICEA Capital Limited

Dear Sirs,

      We have reviewed the accounting policies and calculations adopted in arriving at the forecast (the "Forecast") of the combined profit after taxation and minority interests but before extraordinary items of the airline and airline related operations (the "Airline Operations") of Xinjiang Airlines Company and its subsidiaries (collectively referred to as "Xinjiang Airlines Group") for the year ending 31 December, 2004, for which the directors (the "Directors") of China Southern Airlines Company Limited (the "'Company") and management of the Airline Operation of Xinjiang Airlines Group ("Management") are solely responsible, as set out in the circular dated 12 November, 2004 issued by the Company (the "Circular").

      In our opinion, so far as the accounting policies and calculations are concerned, the Forecast has been properly compiled on the bases and assumptions made by the Directors and Management as set out in Part A of Appendix VI to the Circular and is presented on a basis consistent in all material respects with the accounting policies adopted by the Airline Operations of Xinjiang Airlines Group as set out in our Accountants' Report on Financial Information of the Airline Operations of Xinjiang Airlines Group dated 12 November, 2004, the text of which is set out in Appendix III to the circular.

                                                           Yours faithfully,
                                                                KPMG
                                                    Certified Public Accountants
                                                              Hong Kong

APPENDIX VI                                                      PROFIT FORECAST

                                [JPMORGAN LOGO]

                  J.P. MORGAN SECURITIES (ASIA PACIFIC) LIMITED
                                   28th Floor
                                  Chater House
                            8 Connaught Road Central
                                   Hong Kong

                                                               12 November, 2004
The Directors
China Southern Airlines Company Limited
Baiyun International Airport
Guangzhou 510405
PRC

Dear Sirs,

      We refer to the forecast of the combined profit after taxation and minority interests but before extraordinary items of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group as defined in this circular, for the year ending 31 December, 2004, as set out in the section headed "Letter from the Board - Prospective Financial Information" of the circular dated 12 November, 2004 issued by the Company.

      We have discussed with you the assumptions upon which the profit forecast has been made. We have also considered the letter dated 12 November, 2004 addressed to you and us from KPMG regarding the accounting policies and calculations upon which the forecast has been made.

      On the basis of the assumptions solely made by the management of the Company, the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group, respectively, and on the basis of the accounting policies and calculations reviewed by KPMG, we are of the opinion that the profit forecast, for which the management of the Company, the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group are solely responsible, has been made after due and careful enquiry.

                                                 Yours faithfully,
                                               For and on behalf of
                                   J.P. MORGAN SECURITIES (ASIA PACIFIC) LIMITED
                                                  TODD R. MARIN
                                                 Managing Director

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

      The following information should be read in conjunction with the financial information as set out in Appendix I headed "Information regarding the Airline Operations of Northern Airlines Group and Xinjiang Airlines Group" and the Accountants' Reports on Financial Information of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group as set out in Appendices II and III respectively.

OVERVIEW

      The Listed Group provides commercial airlines services throughout China, Southeast Asia and other parts of the world. The Listed Group conducts a portion of its airline operations through its 60% owned subsidiaries, namely Xiamen Airlines Company Limited, Southern Airlines Group Shantou Airlines Company Limited, Guangxi Airlines Company Limited, Zhuhai Airlines Company Limited and Guizhou Airlines Company Limited. The Listed Group also provides air cargo and mail services. Currently, the Listed Group has two Boeing 747-400 freighters servicing three international cargo routes. The Listed Group's airline operations are fully integrated with its airline-related businesses, including flight training, aircraft maintenance and air catering operations. Please refer to the annual reports of the Company for each of the years in the three-year period ended 31 December, 2003 and the interim report of the Company for the six-month period ended 30 June, 2004 for a detailed management discussion and analysis of the financial performance of the Listed Group during the respective periods.

      Northern Airlines Group is principally engaged in the provision of domestic and international passenger, cargo and mail airline services, with flights operating primarily from Shenyang Tao Xian International Airport which is the main base of Northern Airlines Group in the PRC. Northern Airlines Group has three branches in Dalian (Liaoning Province), Changchun (Jilin Province) and Harbin (Heilongjiang Province). Xinjiang Airlines Group is also principally engaged in the provision of domestic and international passenger, cargo and mail airline services, with flights operating primarily from Urumqi International Airport which is the main base of Xinjiang Airlines Group in the PRC.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

CERTAIN FINANCIAL INFORMATION AND OPERATING DATA BY GEOGRAPHIC REGION

      The following table sets forth certain financial information and operating data of the Airline Operations of Northern Airlines Group by geographic region for each of the years in the three-year period ended 31 December, 2003 and the six-month periods ended 30 June, 2003 and 2004:

                                      SIX-MONTH PERIODS
                                        ENDED 30 JUNE,          YEARS ENDED 31 DECEMBER,
                                      -----------------      ------------------------------
                                       2004       2003        2003        2002        2001
Traffic
Revenue passenger
   kilometres (RPK)
   (million)
   - Domestic                          4,652      2,846       8,234       7,800       6,914
   - International                       538        396         913         986       1,334
                                       -----      -----      ------      ------      ------
Total                                  5,190      3,242       9,147       8,786       8,248
                                       =====      =====      ======      ======      ======

Passengers carried
   (thousand)
   - Domestic                          3,258      1,943       5,831       5,501       4,849
   - International                       363        262         643         652         864
                                       -----      -----      ------      ------      ------

Total                                  3,621      2,205       6,474       6,153       5,713
                                       =====      =====      ======      ======      ======

Cargo tonne kilometres
   (RFTK) (million)
   - Domestic                             87         73         168         166         162
   - International                         9          8          19          15          13
                                       -----      -----      ------      ------      ------

Total                                     96         81         187         181         175
                                       =====      =====      ======      ======      ======

Capacity
Available seat kilometres
   (ASK) (million)
   - Domestic                          6,722      4,697      12,226      12,232      11,412
   - International                       971        814       1,714       1,800       2,334
                                       -----      -----      ------      ------      ------

Total                                  7,693      5,511      13,940      14,032      13,746
                                       =====      =====      ======      ======      ======

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

                                     SIX-MONTH PERIODS
                                       ENDED 30 JUNE,       YEARS ENDED 31 DECEMBER,
                                     -----------------     -------------------------
                                     2004        2003      2003      2002       2001
Load Factors
Passenger load factor
   (RPK/ASK)
   - Domestic                          69%         61%       67%       64%       61%
   - International                     55%         49%       53%       55%       57%
Overall                                67%         59%       66%       63%       60%
                                     ====        ====      ====      ====      ====

Yield
Yield per RPK (RMB)
   - Domestic                        0.57        0.57      0.55      0.50      0.55
   - International                   0.98        0.87      0.97      0.87      0.71
Overall                              0.61        0.61      0.60      0.54      0.58
                                     ====        ====      ====      ====      ====

Fleet
Total number of aircraft in
   service at year end/
   period end
   - McDonald Douglas                  35          35        35        36        37
   - Airbus                            17          12        12        10         8
   - Others                             3           6         3        19        27
                                     ----        ----      ----      ----      ----

Total                                  55          53        50        65        72
                                     ====        ====      ====      ====      ====

Overall utilisation rate
   (hours per day)
   - Airbus                           8.8         7.0       7.8       8.3       7.5
   - McDonald Douglas                 9.1         7.0       7.8       8.2       8.4
Overall                               9.0         7.0       7.8       8.3       7.8
                                     ====        ====      ====      ====      ====

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

      The following table sets forth certain financial information and operating data of the Airline Operations of Xinjiang Airlines Group by geographic region for each of the years in the three-year period ended 31 December, 2003 and the six-month periods ended 30 June, 2003 and 2004:

                                 SIX-MONTH PERIODS
                                   ENDED 30 JUNE,         YEARS ENDED 31 DECEMBER,
                                 -----------------       --------------------------
                                  2004         2003      2003      2002       2001
Traffic
Revenue passenger
   kilometres (RPK)
   (million)
   - Domestic                     2,324       1,435      3,941     3,768      3,400
   - International                   92          54        151       148        148
                                  -----       -----      -----     -----      -----

Total                             2,416       1,489      4,092     3,916      3,548
                                  =====       =====      =====     =====      =====

Passengers carried
   (thousand)
   - Domestic                     1,209         721      2,062     1,753      1,510
   - International                   55          31         86        75         61
                                  -----       -----      -----     -----      -----

Total                             1,264         752      2,148     1,828      1,571
                                  =====       =====      =====     =====      =====

Cargo tonne kilometres
   (RFTK) (million)
   - Domestic                        33          28         62        81         62
   - International                    1           -          1         1          1
                                  -----       -----      -----     -----      -----

Total                                34          28         63        82         63
                                  =====       =====      =====     =====      =====

Capacity
Available seat kilometres
   (ASK) (million)
   - Domestic                     3,527       2,480      5,995     6,105      5,771
   - International                  195         121        302       331        326
                                  -----       -----      -----     -----      -----
Total                             3,722       2,601      6,297     6,436      6,097
                                  =====       =====      =====     =====      =====

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

                                    SIX-MONTH PERIODS
                                      ENDED 30 JUNE,      YEARS ENDED 31 DECEMBER,
                                    -----------------     ------------------------
                                    2004         2003     2003      2002      2001
Load Factors
Passenger load factor
   (RPK/ASK)
   - Domestic                         66%          58%      66%       62%       59%
   - International                    47%          45%      50%       45%       45%
Overall                               65%          57%      65%       61%       58%
                                    ====         ====     ====      ====      ====

Yield
Yield per RPK (RMB)
   - Domestic                       0.46         0.45     0.48      0.53      0.55
   - International                  0.72         0.65     0.69      0.69      0.60
Overall                             0.47         0.95     0.48      0.54      0.55
                                    ====         ====     ====      ====      ====

Fleet
Total number of aircraft in
   service at year end/
   period end
   - Boeing                           15           15       15        15        14
   - ATR 72 and IL 86                  5            5        5         8         8
                                    ----         ----     ----      ----      ----

Total                                 20           20       20        23        22
                                    ====         ====     ====      ====      ====

Overall utilisation rate
   (hours per day)
   - Boeing                         10.0          7.9      8.8       8.9      10.1
   - ATR 72 and IL86                 7.8          6.3      7.4       7.1       8.2
Overall                              8.9          7.4      8.3       7.7       8.4
                                    ====         ====     ====      ====      ====

OPERATING RESULTS

INTERIM PERIOD FOR THE SIX-MONTH PERIOD ENDED 30 JUNE, 2004 COMPARED TO INTERIM PERIOD FOR THE SIX-MONTH PERIOD ENDED 30 JUNE, 2003

THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

Operating revenue

      For the first half of 2004, the total traffic revenue was RMB3,391 million, an increase of RMB1,262 million or 59.3% from the same period last year. The increase was primarily due to a 62.4% increase in passenger revenue. The number of passengers carried increased by 64.2% to 3.6 million. Passenger traffic in terms of RPKs increased by 60.1% to 5,190 million.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

      Passenger revenue was RMB3,187 million, up 62.4% from the same period last year, representing 94.0% of total traffic revenue. The increase was mainly due to increases in traffic volume of 60.1%.

      Domestic passenger revenue was RMB2,659 million, up 63.5% from the same period last year. Domestic passenger revenue accounted for 83.4% of overall passenger revenue. The increase in domestic passenger revenue was mainly due to the increases in traffic volume of 63.5% to 4,652 million. The increase in traffic volume was mainly due to the combined effect of the absence of Severe Acute Respiratory Syndrome impact during the first half of 2004 and the PRC government's policies and efforts to attract more investment in the Northeastern part of the PRC, including Shenyang.

      International passenger revenue was RMB528 million, an increase of 47.5% from the same period last year. International passenger revenue accounted for 16.6% of overall passenger revenue. The increase in international passenger was mainly due to the increases in traffic volume of 35.9% to 538 million and passenger yield of 12.6% to RMB0.98. The increase in traffic volume was mainly because of the absence of Severe Acute Respiratory Syndrome impact during the first half of 2004. The increase in passenger yield was mainly the result of the recording of the contributions to the CAAC infrastructure fund as an operating expense instead of being netted off with traffic revenue and an upward adjustment of fare resulting from increased traffic demand with effect from 1 April, 2004.

      Cargo and mail revenue was RMB204 million in the first half of 2004, an increase of 22.7% from the same period last year. Cargo and mail revenue accounted for 6.0% of total traffic revenue in the first half of 2004. The increase in cargo and mail revenue was mainly due to increases in traffic volume of 18.5% to 96 million RFTKs and overall yield per RFTK of 7.0% to RMB2.13. The increase in traffic volume was mainly due to the absence of Severe Acute Respiratory Syndrome impact during the first half of 2004. The increase in overall yield per RFTK was mainly due to an increase in fares resulting from increased traffic demand.

      Other operating revenue increased by 94.3% to RMB73 million in the first half of 2004. The increase was mainly due to a rise in the aircraft lease income of RMB49 million from leasing certain aircraft to a related party.

Operating expenses

      Total operating expenses increased by 20.6% to RMB3,095 million from the same period last year, representing an increase of RMB529 million. The increase was mainly due to increases in fuel costs, landing and navigation fees and commission expenses resulting from increased traffic volume during the first half of 2004.

      Flight operations expenses, which accounted for 47.8% of total operating expenses in the first half of 2004, increased by 32.2% to RMB1,481 million. Of these expenses, fuel cost was RMB816 million, up 40.9%, mainly as a result of increases in fuel consumption and fuel prices. Air catering expenses increased by 57.6% to RMB104 million, primarily as a result of an increase in number of passengers carried during the first half of 2004. Labour costs increased by 54.2% to RMB222 million, largely due to an increase in flying hours.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

      Maintenance expenses which accounted for 13.3% of total operating expenses in the first half of 2004, decreased by 23.9% to RMB412 million. The decrease was mainly due to year 2003 being a peak time for aircraft engine major repairs.

      Aircraft and traffic servicing expenses, which accounted for 15.0% of the total operating expenses in the first half of 2004, increased by 45.0% to RMB464 million, reflecting primarily the rise in the number of landing and takeoffs resulting from increased traffic volume during the first half of 2004.

      Promotional and sales expenses, which accounted for 7.1% of total operating expenses in the first half of 2004, increased by 32.0% to RMB219 million. The increase was the result of an increase in traffic revenue.

      General and administrative expenses, which accounted for 3.7% of the total operating expenses in the first half of 2004, increased by 15.7% to RMB115 million. The increase was mainly due to an increase in the scale of operations during the first half of 2004.

      Depreciation and amortization expenses, which accounted for 13.1% of the total operating expenses in the first half of 2004, increased by 26.8% to RMB404 million. The increase was mainly due to the additional depreciation arising from the net revaluation surplus as a result of the revaluation of property, plant and equipment as at 31 December, 2003.

Non-operating income/(expenses)

      Interest expense decreased by 37.5% to RMB195 million during the first half of 2004, primarily reflecting the interest saving resulting from the assumption of RMB5,083 million bank loans by CSAHC as at 31 December, 2003.

      A net exchange gain of RMB24 million was recorded in the first half of 2004 as compared to a net exchange loss of RMB2 million in the same period last year, mainly due to its Japanese yen denominated borrowings as a result of the depreciation of Japanese yen during the first half of 2004.

Taxation

      The taxation amount for the first half of 2003 was nil because the Airline Operations of Northern Airlines Group did not recognise any deferred tax assets in respect of its taxable losses as the Airline Operations of Northern Airlines Group did not forecast any future taxable income to utilise the taxable losses.

      As a result of the aforementioned reasons, the Airline Operations of Northern Airlines Group earned a net profit of RMB135 million for the first half of 2004 as compared to a net loss of RMB685 million for the same period last year.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

THE AIRLINE OPERATIONS OF XINJIANG AIRLINES GROUP

Operating revenue

      For the first half of 2004, the total traffic revenue was RMB1,176 million, an increase of RMB459 million or 64.0% from the same period last year. The increase was primarily due to a 66.7% increase in passenger revenue. The number of passengers carried increased by 68.1% to 1.3 million. Passenger traffic in terms of RPKs increased by 62.3% to 2,416 million.

      Passenger revenue was RMB1,126 million, up 66.7% from the same period last year, representing 95.8% of total traffic revenue. The increase was mainly due to an increase in traffic volume of 62.3%.

      Domestic passenger revenue was RMB1,059 million, up 65.2% from the same period last year. Domestic passenger revenue accounted for 94.0% of overall passenger revenue. The increase in domestic passenger was mainly due to the increases in traffic volume of 62.0% to 2,324 million and passenger yield of 2.2% to RMB0.46. The increase in traffic volume was mainly due to the combined effect of the absence of Severe Acute Respiratory Syndrome impact during the first half of 2004. The increase in passenger yield was mainly as a result of recording the contributions to the CAAC infrastructure fund as an operating expense instead of being netted off with traffic revenue with effect from 1 April, 2004.

      International passenger revenue was RMB67 million, an increase of 91.4% from the same period last year. International passenger revenue accounted for 6.0% of overall passenger revenue. The increase in international passenger was mainly due to the increases in traffic volume of 70.4% to 92 million and passenger yield of 10.8% to RMB0.72. The increase in traffic volume was mainly because of the absence of Severe Acute Respiratory Syndrome impact during the first half of 2004. The increase in passenger yield was mainly the result of the recording of the contributions to the CAAC infrastructure fund as an operating expense instead of being netted off with traffic revenue and an upward adjustment of fare resulting from increased traffic demand with effect from 1 April, 2004.

      Cargo and mail revenue was RMB50 million in the first half of 2004, an increase of 19.7% from the same period last year. Cargo and mail revenue accounted for 4.2% of total traffic revenue in the first half of 2004. The increase in cargo and mail revenue was mainly due to the net effect of an increase in traffic volume of 21.4% to 34 million RFTKs and a decrease in overall yield per RFTK of 4.0% to RMB1.45. The increase in traffic volume was mainly due to the absence of Severe Acute Respiratory Syndrome impact during the first half of 2004. The decrease in overall yield per RFTK was mainly due to the decrease in fares resulting from intensified competition from other airlines and other modes of transportation.

      Other operating revenue decreased by 30.6% to RMB39 million in the first half of 2004. The decrease was primarily due to the decrease in aircraft lease income.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

Operating expenses

      Total operating expenses increased by 24.1% to RMB1,215 million from the same period last year, representing an increase of RMB236 million. The increase was mainly due to increases in fuel costs, maintenance, landing and navigation fees and commission expenses resulting from increased traffic volume during the first half of 2004.

      Flight operations expenses, which accounted for 52.6% of total operating expenses in the first half of 2004, increased by 31.3% to RMB639 million. Of these expenses, fuel cost was RMB314 million, up 48.7%, mainly as a result of increases in fuel consumption and fuel prices. Air catering expenses increased by 21.5% to RMB36 million, primarily as a result of an increase in number of passengers carried during the first half of 2004. Labour costs increased by 22.6% to RMB79 million, largely due to an increase in flying hours.

      Maintenance expenses which accounted for 10.5% of total operating expenses in the first half of 2004, increased by 16.3% to RMB127 million. The increase was primarily attributable to increases in aircraft overhaul charges and routine maintenance costs resulting from increased flying hours.

      Aircraft and traffic servicing expenses, which accounted for 11.0% of the total operating expenses in the first half of 2004, increased by 20.6% to RMB134 million, reflecting primarily the rise in the number of landing and takeoffs resulting from increased traffic volume during the first half of 2004.

      Promotional and sales expenses, which accounted for 6.7% of total operating expenses in the first half of 2004, increased by 48.2% to RMB81 million. The increase was the result of an increase in traffic revenue.

      General and administrative expenses, which accounted for 5.0% of the total operating expenses in the first half of 2004, increased by 19.1% to RMB61 million. The increase was mainly due to an increase in the scale of operations during the first half of 2004.

      Depreciation and amortization expenses, which accounted for 14.2% of the total operating expenses in the first half of 2004, increased by 4.2% to RMB173 million. The increase was mainly due to the additional depreciation arising from the net revaluation surplus as a result of the revaluation of property, plant and equipment as at 31 December, 2003 and new purchases during the first half of 2004.

Non-operating income/(expenses)

      Interest expense decreased by 14.7% to RMB69 million during the first half of 2004, primarily reflecting the interest saving resulting from the replacement of higher interest bearing foreign U.S. dollar bank loans with lower interest bearing domestic U.S. dollar bank loans during 2003.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

Taxation

      The income tax credit for the first half of 2004 was RMB24 million as compared to RMB95 million for the same period of last year. The decrease was mainly due to better performance during the first half of 2004. The Airline Operations of Xinjiang Airlines Group incurred a loss before income tax of RMB70 million for the first half of 2004 as compared to a loss before income tax of RMB290 million for the same period last year.

      As a result of the aforementioned reasons, the Airline Operations of Xinjiang Airlines Group incurred a net loss of RMB44 million for the first half of 2004 as compared to a net loss of RMB194 million for the same period last year.

YEAR ENDED 31 DECEMBER, 2003 COMPARED TO YEAR ENDED 31 DECEMBER, 2002

THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

Operating revenue

      The total traffic revenue was RMB5,857 million in 2003, an increase of RMB700 million or 13.6% from 2002. The increase was primarily due to a 14.3% increase in passenger revenue. The number of passengers carried increased by 5.2% to 6.5 million. Passenger traffic in terms of RPKs increased by 4.1% to 9,147 million.

      Passenger revenue was RMB5,446 million, up 14.3% from 2002, representing 93.0% of total traffic revenue. The increase was mainly due to increases in traffic volume of 4.1% and passenger yield of 10.0%.

      Domestic passenger revenue was RMB4,559 million, up 16.7% from 2002. Domestic passenger revenue accounted for 83.7% of overall passenger revenue. The increase in domestic passenger revenue was mainly due to increases in traffic volume of 5.6% to 8,234 million and passenger yield of 10.0% to RMB0.55. The increase in traffic volume was the result of rescheduling of certain major routes in October 2002. Some low yield and load factor routes were suspended and the traffic capacity were allocated to those routes with high yield and load factor. The increase in passenger yield was due mainly to the exemption of the CAAC infrastructure fund and sales tax during the period from 1 May, 2003 to 31 December, 2003.

      International passenger revenue was RMB887 million, an increase of 3.5% from 2002. International passenger revenue accounted for 16.3% of overall passenger revenue. The increase in international passenger revenue was mainly due to the net effect of a decrease in traffic volume of 7.4% to 913 million and an increase in passenger yield of 11.5% to RMB0.97. The decrease in traffic volume was the result of suspension of routes to Hong Kong during the period of 1 April, 2003 to 31 December, 2003 because of the outbreak of Severe Acute Respiratory Syndrome and persistently low load factor and yield. The increase in passenger yield per RPK was due mainly to the exemption of the CAAC infrastructure fund and sales tax during the period from 1 May, 2003 to 31 December, 2003.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

      Cargo and mail revenue was RMB411 million, an increase of 4.9% from 2002. Cargo and mail revenue accounted for 7.0% of total traffic revenue in 2003. The increase in cargo and mail revenue was mainly due to an increase in traffic volume resulting from the introduction of new routes to Japan in October 2002.

      Other operating revenue decreased by 17.8% to RMB72 million in 2003. The decrease was primarily due to a drop in the commission income of RMB15 million resulting from the use of the Company's tickets for the flights of the Airline Operations of Northern Airlines Group since 1 January, 2003 under a ticket sale agreement.

Operating expenses

      Total operating expenses increased by 7.9% to RMB5,989 million from 2002, representing an increase of RMB438 million. The increase was mainly due to increases in fuel costs, landing and navigation fees, repair and maintenance resulting from increased traffic volume during 2003.

      Flight operations expenses, which accounted for 39.0% of total operating expenses in 2003, increased by 6.6% to RMB2,338 million. Of these expenses, fuel cost was RMB1,314 million, up 6.4%, mainly as a result of an increase in fuel prices caused by the outbreak of Iraq war. Air catering expenses decreased by 15.1% to RMB174 million during 2003 primarily as a result of stricter cost control. Labour costs increased by 16.8% to RMB376 million largely due to an increase of headcount and the introduction of double pay during 2003.

      Maintenance expenses which accounted for 17.4% of total operating expenses in 2003, increased by 4.6% to RMB1,039 million. The increase was mainly due to year 2003 being a peak time for aircraft engine major repairs.

      Aircraft and traffic servicing expenses, which accounted for 12.7% of the total operating expenses in 2003, increased by 5.9% to RMB760 million, reflecting primarily an increase in the charge rate for domestic landing and navigation fees effective September 2002.

      Promotional and sales expenses, which accounted for 7.1% of total operating expenses in 2003, increased by 2.3% to RMB425 million. The increase was the result of an increase in traffic revenue.

      General and administrative expenses, which accounted for 3.8% of the total operating expenses in 2003, increased by 3.1% to RMB226 million. The increase was mainly due to an increase in labour costs resulting from the introduction of double pay during 2003.

      Depreciation and amortization expenses, which accounted for 10.8% of the total operating expenses in 2003, decreased by 2.5% to RMB646 million. The decrease was mainly due to the reduction associated with fully depreciated property, plant and equipment which outweighed the additional depreciation on those property, plant and equipment purchased during 2003.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

      Others which represented impairment losses on aircraft and accounted for 9.2% of the total operating expenses, increased by 58.7% to RMB555 million in 2003. During 2003, the Airline Operations of Northern Airlines entered into agreements with an independent third party to dispose of its twenty-three McDonald Douglas 82 aircraft during the years 2003 to 2007 and then immediately lease back the aircraft under operating leases for a period of one to two years. Accordingly, the Airline Operations of Northern Airlines Group recorded an impairment loss for the year ended 31 December 2003 of approximately RMB555 million, being the excess of the carrying amount of the aircraft over their recoverable amount as determined based on the agreed selling prices of the aircraft and estimated future cash flows from operating the aircraft prior to their disposals.

Non-operating income/(expenses)

      Interest income decreased by 54.7% to RMB13 million in 2003. This is mainly due to the combined effect of decreases in average cash balances and bank deposit interest rates.

      Interest expense decreased by 10.5% to RMB627 million in 2003, primarily reflecting the combined effect of scheduled debt repayments and the replacement of certain Renminbi denominated bank loans with US$ denominated bank loans with lower interest rates.

      During 2003, the Airline Operations of Northern Airlines Group recorded a net exchange loss of RMB218 million predominantly due to its Japanese Yen denominated borrowings as a result of the Japanese Yen appreciation. Such amount comprised mostly unrealized translation gain.

      In connection with the Acquisition, the property, plant and equipment of the Airline Operations of Northern Airlines Group as at 31 December, 2003 were revalued on a replacement cost basis as required by the relevant PRC rules and regulations. As a result of the revaluation, a deficit on revaluation of RMB492 million was resulted during 2003.

Taxation

      The income tax for 2003 was RMB117 million as compared to nil for 2002. This was because the Airline Operations of Northern Airlines Group did not recognise any deferred tax assets in respect of its taxable losses in 2002 as the Airline Operations of Northern Airlines Group did not forecast any future taxable income to utilise the taxable losses.

      As a result of the aforementioned reasons, the Airline Operations of Northern Airlines Group incurred a net loss of RMB1,234 million for 2003 as compared to a net loss of RMB1,141 million for 2002.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

THE AIRLINE OPERATIONS OF XINJIANG AIRLINES GROUP

      The total traffic revenue was RMB2,075 million in 2003, a decrease of RMB140 million or 6.3% from 2002. This decrease was primarily due to a 5.8% decrease in passenger revenue.

      Passenger revenue was RMB1,982 million, down 5.8% from 2002, representing 95.5% of total traffic revenue. The decrease was mainly due to the net effect of an increase in traffic volume of 4.5% and a decrease in passenger yield of 11.1%.

      Domestic passenger revenue was RMB1,878 million, down 6.2% from 2002. Domestic passenger revenue accounted for 94.8% of overall passenger revenue. The decrease in domestic passenger revenue was mainly due to the net effect of an increase in traffic volume of 4.6% to 3,941 million and a decrease in passenger yield of 9.4% to RMB0.48. The increase in traffic volume was the result of a quick and strong recovery of aviation market during the second half year of 2003 subsequent to the recovery from Severe Acute Respiratory Syndrome. The decrease in passenger yield was due mainly to the entry of other airlines which induced the price competition.

      International passenger revenue was RMB104 million, an increase of 2.0% from 2002. International passenger revenue accounted for 5.2% of overall passenger revenue. The increase in international passenger revenue was mainly due to the net effect of an increase in traffic volume of 2.0% to 151 million. The passenger yield remained at RMB0.69.

      Cargo and mail revenue was RMB93 million, a decrease of 16.6% from 2002. Cargo and mail revenue accounted for 4.5% of total traffic revenue in 2003. The decrease in cargo and mail revenue was mainly due to a decrease in traffic volume resulting from the disposal of three IL86 aircraft during 2003. The overall yield per RFTK increased by 8.8% to RMB1.48 because of an upward adjustment of fare on certain routes to Russia as a result of increased demand.

      Other operating revenue decreased by 44.4% to RMB77 million in 2003. The decrease was due to decrease in the aircraft lease income resulting from the disposal of three IL86 aircraft.

Operating expenses

      Total operating expenses increased by 1.6% to RMB2,191 million from 2002, representing an increase of RMB35 million. The increase was mainly due to increases in fuel costs, landing and navigation fees, repair and maintenance resulting from increased traffic volume during 2003.

      Flight operations expenses, which accounted for 48.5% of total operating expenses in 2003, increased by 2.5% to RMB1,062 million. Of these expenses, fuel cost was RMB481 million, up 1.8%, mainly as a result of an increase in fuel prices caused by the outbreak of Iraq war. Air catering expenses decreased by 7.9% to RMB70 million during 2003 primarily as a result of stricter cost control. Labour costs increased by 45.0% to RMB134 million largely due to increases in headcount and salary level by 20% in late 2002.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

      Maintenance expenses which accounted for 11.4% of total operating expenses in 2003, increased by 23.2% to RMB250 million. The increase was primarily attributable to an increase in utilization rates of the aircraft.

      Aircraft and traffic servicing expenses, which accounted for 12.6% of the total operating expenses in 2003, increased by 34.3% to RMB276 million, reflecting primarily an increase in the charge rate for domestic landing and navigation fees effective September 2002.

      Promotional and sales expenses, which accounted for 6.3% of total operating expenses in 2003, increased by 17.2% to RMB138 million. The increase was mainly the result of an increase in commission and bonus paid to sales agents due to intensified competition.

      General and administrative expenses, which accounted for 5.4% of the total operating expenses in 2003, increased by 21.2% to RMB119 million. The increase was mainly due to an increase in staff cost resulting from increases in headcount and salary level by 20% in late 2002.

      Depreciation and amortization expenses, which accounted for 15.8% of the total operating expenses in 2003, decreased by 1.7% to RMB346 million. The decrease was mainly due to the reduction associated with fully depreciated property, plant and equipment which outweighed the additional depreciation on those property, plant and equipment purchased during 2003.

Non-operating income/(expenses)

      Interest expense increased by 9.5% to RMB201 million in 2003, primarily reflecting a termination charge paid for early repayment of certain overseas U.S. dollar loans amounting to RMB43 million, the effect of which was partly offset by interest saving from scheduled debt repayments.

      In connection with the Acquisition, the property, plant and equipment of the Airline Operations of Xinjiang Airlines Group as at 31 December, 2003 were revalued on a replacement cost basis as required by the relevant PRC rules and regulations. As a result of the revaluation, a deficit on revaluation of RMB235 million was resulted during 2003.

Taxation

      The income tax credit for 2003 was RMB156 million as compared to a taxation expense of RMB9 million for 2002. This was mainly because the Airline Operations of Xinjiang Airlines Group incurred a loss before income tax of RMB481 million for 2003 as compared to a profit before income tax of RMB12 million for 2002.

      As a result of the aforementioned reasons, the Airline Operations of Xinjiang Airlines Group incurred a net loss of RMB299 million for 2003 as compared to a net profit of RMB3 million for 2002.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

YEAR ENDED 31 DECEMBER 2002 COMPARED TO YEAR ENDED 31 DECEMBER 2001

THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

Operating revenue

      The total traffic revenue was RMB5,157 million in 2002, an increase of RMB51 million or 1.0% from 2001. This increase was primarily due to 18.0% or RMB60 million increase in cargo and mail revenue.

      Passenger revenue was RMB4,765 million, down slightly by 0.2% from 2001, representing 92.4% of total traffic revenue. The decrease was mainly due to the decrease in passenger yield of 6.9% to RMB0.54.

      Domestic passenger revenue was RMB3,908 million, up slightly by 2.2% from 2001. Domestic passenger revenue accounted for 82.0% of total passenger revenue. The increase in domestic passenger revenue was mainly due to the net effect of an increase in traffic volume of 12.8% to 7,800 million and a decrease in passenger yield of 9.1% to RMB0.50. The increase in traffic volume was the result of the continued PRC government's effort in stimulating domestic consumption which increased traffic demand. The decrease in passenger yield was mainly as a result of increased competition among the PRC airlines.

      International passenger revenue was RMB857 million, down 9.9% from 2001. International passenger revenue accounted for 18.0% of overall passenger revenue. The decrease in international passenger revenue was mainly due to the net effect of a decrease in traffic volume of 26.1% to 986 million and an increase in passenger yield of 22.5% to RMB0.87. In January 2002, the Airline Operations of Northern Airlines Group suspended certain low yield and load factor international routes. This accounted for a decrease in traffic volume but an increase in passenger yield.

      Cargo and mail revenue was RMB392 million, an increase of 18.0% from 2001. Cargo and mail revenue accounted for 7.6% of total traffic revenue in 2002. The increase in cargo and mail revenue was mainly to an increase in overall yield per RFTK of 14.3% to RMB2.16 resulting from the suspension of certain routes with low yield as mentioned above.

      Other operating revenue decreased by 11.0% to RMB87 million in 2002. The decrease was primarily due to the net effect of a drop in aircraft wet lease income of RMB34 million and an increase in maintenance service income of RMB17 million.

Operating expenses

      Total operating expenses increased by 4.2% to RMB5,552 million from 2002, representing an increase of RMB223 million. The increase was mainly due to the net effect of increases in landing and navigation fees and repair and maintenance, and a decrease in impairment loss on aircraft.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

      Flight operations expenses, which accounted for 39.6% of total operating expenses in 2002, increased by 3.3% to RMB2,194 million. Of these expenses, fuel cost was RMB1,236 million, down 3.8%, mainly as a result of a decrease in fuel prices. Air catering expenses increased by 9.6% to RMB205 million during 2002 primarily as a result of an increase in passenger carried. Labour costs increased by 15.8% to RMB322 million largely due to an increase of flying hours.

      Maintenance expenses which accounted for 17.9% of total operating expenses in 2002, increased by 32.2% to RMB994 million. The increase was mainly due to year 2002 being a peak time for aircraft engine major repairs.

      Aircraft and traffic servicing expenses, which accounted for 12.9% of the total operating expenses in 2002, increased by 7.4% to RMB717 million, reflecting primarily an increase in the charge rate for domestic landing and navigation fees effective September 2002.

      Promotional and sales expenses, which accounted for 7.5% of total operating expenses in 2002, increased by 1.7% to RMB416 million. The increase was the result of an increase in operation scale.

      General and administrative expenses, which accounted for 3.9% of the total operating expenses in 2002, increased by 34.3% to RMB219 million. The increase was mainly due to an increase in labour costs resulting from salary increment.

      Depreciation and amortization expenses, which accounted for 11.9% of the total operating expenses in 2002, decreased by 2.4% to RMB662 million. The decrease was mainly due to the reduction associated with fully depreciated property, plant and equipment which outweighed the additional depreciation on those property, plant and equipment purchased during 2002.

      Others which mainly represented impairment losses on aircraft and accounted for 6.3% of the total operating expenses, decreased by 34.7% to RMB350 million. The decrease was mainly due the absence of lump sum housing subsidy to eligible employees during 2002. Pursuant to the housing policy executed by the Airline Operations of Northern Airlines Group, the Airline Operations of Northern Airlines Group made payments totalling approximately RMB102 million to eligible employees in 2001 for the purpose of subsidising the employees in purchasing their houses.

Non-operating income/(expenses)

      Interest income decreased by 52.3% to RMB29 million in 2002. This was mainly due to the combined effect of decreases in average cash balances and bank deposit interest rates.

      Interest expense decreased by 3.3% to RMB701 million in 2002, primarily reflecting the combined effect of scheduled debt repayments and the decrease in interest rates on certain floating rates obligation as market interest rates dropped.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

      During 2002, the Airline Operations of Northern Airlines Group recorded a net exchange loss of RMB151 million as compared to a net exchange gain of RMB232 million in 2001. The net exchange loss in 2002 was predominantly due to its Japanese Yen denominated borrowings as a result of the Japanese Yen appreciation. Such amount comprised mostly unrealized translation gain.

Taxation

      The taxation amount was small for both 2002 and 2001. This was because the Airline Operations of Northern Airlines Group did not recognise any deferred tax assets in respect of its taxable losses in both years as the Airline Operations of Northern Airlines Group did not forecast any future taxable income to utilise the taxable losses.

      As a result of the aforementioned reasons, the Airline Operations of Northern Airlines Group incurred a net loss of RMB1,141 million for 2002 as compared to a net loss of RMB502 million for 2001.

THE AIRLINE OPERATIONS OF XINJIANG AIRLINES GROUP

Operating revenue

      The total traffic revenue was RMB2,215 million in 2002, an increase of RMB167 million or 8.2% from 2001. This increase was primarily due to the 7.9% or RMB154 million increase in passenger revenue.

      Passenger revenue was RMB2,104 million, up by 7.9% from 2001, representing 95.0% of total traffic revenue. The increase was mainly due to an increase in traffic volume of 10.4%.

      Domestic passenger revenue was RMB2,002 million, increased by 7.6% from 2001. Domestic passenger revenue accounted for 95.2% of overall passenger revenue. The increase in domestic passenger revenue was mainly due to the net effect of an increase of traffic volume of 10.8% to 3,768 million and a decrease in passenger yield of 3.6% to RMB0.53. The increase in traffic volume was the result of the continued PRC government's effort in stimulating domestic consumption which increased traffic demand. The decrease in passenger yield was mainly as a result of increased competition among the PRC airlines.

      International passenger revenue was RMB102 million, up 14.6% from 2001. International passenger revenue accounted for 4.8% of overall passenger revenue. The increase in international passenger revenue was mainly due to an increase in passenger yield of 15.0% to RMB0.69 because of increased traffic demand.

      Cargo and mail revenue was RMB111 million, an increase of 14.0% from 2001. Cargo and mail revenue accounted for 5.0% of total traffic revenue in 2002. The increase in cargo and mail revenue was mainly due to the net effect of an increase in traffic volume of 30.2% to 82 million and a decrease in overall yield per RFTK of 11.7% to RMB1.36 resulting from the intensified competition from other airlines.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

      Other operating revenue increased by 9.1% to RMB138 million in 2002. The increase was primarily due to an increase in ground services income subsequent to the introduction of ground services in 2002.

Operating expenses

      Total operating expenses increased by 13.2% to RMB2,156 million from 2001, representing an increase of RMB251 million. The increase was mainly due to the impairment loss recognised on aircraft and other flight equipment of RMB132 million.

      Flight operations expenses, which accounted for 48.1% of total operating expenses in 2002, increased by 3.4% to RMB1,036 million. Of these expenses, fuel cost was RMB473 million, down 11.9%, mainly as a result of a decrease in fuel prices. Air catering expenses increased by 10.1% to RMB76 million during 2002 primarily as a result of an increase in passenger carried. Labour costs increased by 8.2% to RMB92 million largely due to an increase of flying hours.

      Maintenance expenses which accounted for 9.4% of total operating expenses in 2002, increased by 1.4% to RMB203 million. The increase was primarily attributable to an increase in flight hours.

      Aircraft and traffic servicing expenses, which accounted for 9.5% of the total operating expenses in 2002, increased by 1.6% to RMB205 million, reflecting primarily an increase in the charge rate for domestic landing and navigation fees effective September 2002.

      Promotional and sales expenses, which accounted for 5.4% of total operating expenses in 2002, increased by 17.4% to RMB117 million. The increase was the result of an increase in revenue.

      General and administrative expenses, which accounted for 4.6% of the total operating expenses in 2002, increased by 13.7% to RMB98 million. The increase was mainly due to an increase in labour costs resulting from salary increment.

      Depreciation and amortization expenses, which accounted for 16.3% of the total operating expenses in 2002, increased by 11.8% to RMB352 million. This increase was primarily as a result of addition of one Boeing 757-200 aircraft and two 757-200 jet engines during 2002.

      Others which mainly represented the impairment loss on aircraft accounted for 6.7% of the total operating expenses in 2002. In accordance with certain regulations announced by the CAAC in 2002, IL86 aircraft were not allowed to fly unless they were installed with additional security modules starting from 1 January, 2003. After having evaluated the costs and benefits, management decided to ground the aircraft. Management assessed the recoverable amount of the three IL86 aircraft and their related flight equipment and spare parts. Impairment loss of approximately RMB132 million was provided for to write down the carrying value of the aircraft to their estimated net realisable value during 2002.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

Non-operating income/(expenses)

      Interest expense decreased by 2.7% to RMB184 million in 2002, primarily reflecting the effect of scheduled debt repayments.

Taxation

      The income tax for 2002 was RMB9 million as compared to RMB36 million for 2001. The decrease was mainly due to a decrease in profit before income tax.

      As a result of the aforementioned reasons, the Airline Operations of Xinjiang Airlines Group had a net profit of RMB3 million for 2002 as compared to a net profit of RMB41 million for 2001.

LIQUIDITY

THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

      As of 30 June 2004, the Airline Operations of Northern Airlines Group's borrowings totalled RMB9,044 million. The majority of such borrowings were denominated in United States dollars and, to a smaller extent, in Japanese yen and Renminbi, with a significant portion being fixed interest rate borrowings ranging from 5.94% to 8.18%. Of such borrowings, RMB1,830 million, RMB1,294 million, RMB2,310 million, RMB1,279 million and RMB2,331 million will be repayable in 2005, 2006, 2007, 2008, 2009 and thereafter respectively.

THE AIRLINE OPERATIONS OF XINJIANG AIRLINES GROUP

      As of 30 June 2004, the Airline Operations of Xinjiang Airlines Group's borrowings totalled RMB2,792 million. The majority of such borrowings were denominated in United States dollars and Renminbi, with a significant portion being fixed interest rate borrowings ranging from 5.77% to 7.63%. Of such borrowings, RMB1,057 million, RMB320 million, RMB314 million, RMB222 million and RMB879 million will be repayable in 2005, 2006, 2007, 2008, 2009 and thereafter respectively.

FINANCIAL RISK MANAGEMENT POLICY

      In the normal course of business, each of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group is exposed to fluctuations in foreign currencies and jet fuel prices. Their exposure to foreign currencies is mainly attributable to their debts denominated in foreign currencies. Depreciation or appreciation of the Renminbi against foreign currencies could affect results and financial position of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group significantly, as their foreign currency payments generally exceed its foreign currency receipts. Both the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group are not able to hedge their foreign currency exposure effectively other

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

than by retaining their foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with authorized PRC banks.

      Both the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group are required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to either the Airline Operations of Northern Airlines Group or the Airline Operations of Xinjiang Airlines Group for managing their exposure associated with the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

      As of 30 June 2004, certain aircraft of the Airline Operations of Northern Airlines Group with an aggregate carrying value of approximately RMB6,941 million were mortgaged under certain loan and finance leases.

THE AIRLINE OPERATIONS OF XINJIANG AIRLINES GROUP

      As of 30 June 2004, certain aircraft of the Airline Operations of Xinjiang Airlines Group with an aggregate carrying value of approximately RMB1,689 million were mortgaged under certain loan agreements.

COMMITMENTS AND CONTINGENCIES

THE AIRLINE OPERATIONS OF NORTHERN AIRLINES GROUP

      As of 30 June 2004, the Airline Operations of Northern Airlines Group had capital commitments of approximately RMB909 million. Of such amounts, RMB860 million was related to the acquisition of aircraft and related flight equipment. The remaining amount of RMB49 million was related to the Airline Operations of Northern Airlines Group's office facilities and equipment, overhaul and maintenance bases and training facilities.

      The details of the contingencies of the Airline Operations of Northern Airlines Group was set out on page 105 of the Circular.

THE AIRLINE OPERATIONS OF XINJIANG AIRLINES GROUP

      As of 30 June 2004, the Airline Operations of Xinjiang Airlines Group had capital commitments of approximately RMB12 million. They were related to the Airline Operations of Xinjiang Airlines Group's office facilities and equipment, overhaul and maintenance bases and training facilities.

      As at 30 June, 2004, the Airline Operations of Xinjiang Airlines Group was not subject to any major contingent liabilities.

APPENDIX VII                              ADDITIONAL INFORMATION TO SHAREHOLDERS

OPERATING RESULTS OUTLOOK

      The Directors view the Acquisition as a significant driver to improving its operating efficiency and competitiveness.

      Via a successful integration, the Directors aim to achieve the following improvement in the Company's operating results:

                                                         2005                2004                2003
            BENCHMARK                               (PRO FORMA)(1)       (PRO FORMA)(1)      (ACTUAL)(2)
---------------------------------                   --------------       --------------      -----------
Total RTK (million)                                     7,300                6,550              3,561
Total passenger carried (million)                          45                   40                 26
Total RFTK (million)                                     0.76                 0.69               0.59
Average daily utilization (hours)                         9.3                  9.2               8.45
Overall load factor (%)                                  63.2                 62.8               60.1
Passenger load factor (%)                                  70                 69.3               64.6

(1) Refers to pro forma combination of the Listed Group, the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group.

(2)   Refers to the Listed Group's actual 2003 result.

APPENDIX VIII                                                 PROPERTY VALUATION

      The following is the text of the letter, summary of values and valuation certificate received from Chesterton, an independent property valuer, prepared for the purpose of incorporation in this Circular, in connection with their valuation of the property interests held and to be acquired by the Group as at 31 August, 2004.

                                              [CHESTERTON PETTY LOGO]

                                              International Property Consultants

                                              Chesterton Petty Limited
                                              16/F CITIC Tower
                                              1 Tim Mel Avenue
                                              Central
                                              Hong Kong

                                              Tel 2840 1177
                                              Fax 2840 0600

                                                               12 November, 2004

The Directors
China Southern Airlines Company Limited
Baiyun International Airport
Guangzhou City
Guangdong Province
The People's Republic of China

Dear Sirs,

      In accordance with your instructions to us to value the property interests to be acquired by China Southern Airlines Company Limited (hereinafter referred to as the "Company") from China Southern Air Holding Company ("CSAHC") which are originally held by China Northern Airlines Company and Xinjiang Airlines Company and those property interests held by the Company and its principal subsidiaries and associated company (hereinafter together referred to as the "Group"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market values of the property interests as at 31 August, 2004.

      Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation assuming:

      (a)   a willing seller;

      (b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

      (c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

APPENDIX VIII                                                 PROPERTY VALUATION

      (d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

      (e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

      Our valuation has been made on the assumption that the owner sells the property interest in the open market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the values of the property interests. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interest and no forced sale situation in any manner is assumed in our valuation.

      In valuing the property interests, we have assumed that, unless otherwise stated, CSAHC and its subsidiaries and the Company have an enforceable title to each of the property interests to be acquired and those held by the Group, respectively, and have free and uninterrupted rights to use, occupy or assign the property interests for the whole of the respective unexpired terms as granted. In the course of our valuation to the properties held by the Group in the PRC, we have also assumed that, unless otherwise stated, transferable land use rights in respect of the properties for their respective specific terms at nominal annual land use fees have been granted and that any premium payable has already been fully paid. We have relied on the advice given by the Group and its PRC legal advisers, Z & T Law Firm, on the PRC laws regarding the title to the properties.

      Due to the specific purposes for which most of the buildings and structures to be acquired in Group I and those held by the Group in Groups IV and V have been constructed, there are no readily identifiable market comparables available, thus the buildings and structures cannot be valued on the basis of direct comparison. They have therefore been valued on the basis of their depreciated replacement cost. We would define depreciated replacement cost to be our opinion of the land value in its existing use together with an estimate of the new replacement costs of the buildings and structures, including fees and finance charges, from which deductions are then made to allow for age, condition and functional obsolescence. The depreciated replacement cost approach generally provides the most reliable indication of value for property in the absence of a known market based on comparable sales.

      We have valued the property interest in Group VI by using "Direct Comparison Approach" with the benefit of vacant possession and by reference to comparable sales evidence as available in the market.

      Property interests under construction in Groups II and VII have been valued on the basis of their prevailing costs level and status of construction as at the date of valuation. We have assumed that all consents, approvals and licences from the relevant government authorities for such constructions and related development proposals have been granted without any onerous conditions or undue delay which might affect their values.

      The properties in Group III which are to be rented by the Company and those in Groups VIII which are rented by the Group in the PRC and overseas have been assigned no commercial value due to the short term nature or the prohibition against assignment or sub-letting, or lack of substantial profit rent.

APPENDIX VIII                                                 PROPERTY VALUATION

      In valuing the property interests, we have complied with the requirements contained within the relevant provisions as stipulated in Chapter 5 and Practice
Note 12 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except to those in respect of which waiver in respect of Rule 5.06 of the Listing Rules has been applied for due to the large number of land and buildings involved in the Acquisition.

      We have been provided with copies of extracts of title documents relating to the property interests. However, we have not inspected the original documents to verify the ownership or to verify any amendments which may not appear on the copies handed to us. We have relied to a considerable extent on information given by the Group and the legal opinion of the Group's PRC legal advisers and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, particulars of occupancy, identification of the property, development proposals, completion dates of buildings, floor and site areas, construction costs incurred, attributable interests and all other relevant information. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations. We have not been able to carry out on-site measurements to verify the correctness of the site and floor areas of the properties and we have assumed that the site and floor areas shown on the documents handed to us are correct.

      We have inspected the exteriors and, where possible, the interiors of the properties. However, we have not carried out any site investigations to determine the suitability of the ground conditions and the services etc, for any future development. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period. Moreover, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report that the properties are free of rot, infestation, or any other structural defects. No test has been carried out to any of the services.

      No allowance has been made in our valuation for any charges, mortgages or amounts owing on any property or for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

      Unless otherwise stated, all money amounts are stated in Renminbi. The exchange rates used in calculating the values of the property interests in Groups IV and V into Renminbi, being AUD1=RMB5.849 and Euro1=RMB10.086 and they have no significant fluctuation between the date of valuation and the date of this letter.

      We enclose herewith a summary of values and valuation certificate.

                                                         Yours faithfully
                                                       For and on behalf of
                                                     CHESTERTON PETTY LIMITED
                                                         CHARLES C K CHAN
                                                     Chartered Estate Surveyor
                                                  MSc FRICS FHKIS MCIArb RPS(GP)
                                                        Executive Director

Note: Charles C K Chan, MSc, FRICS, FHKIS, MCIArb, RPS (GP), has been a qualified valuer with Chesterton since June 1987 and has about 19 years' experience in the valuation of properties in Hong Kong and extensive experience in the valuation of properties in the People's Republic of China and the Asia Pacific regions.

APPENDIX VIII                                                 PROPERTY VALUATION

                                SUMMARY OF VALUES

                                      OPEN MARKET                      CAPITAL VALUE
                                   VALUE IN EXISTING                  ATTRIBUTABLE TO
                                      STATE AS AT        INTEREST     THE GROUP AS AT
                                    31 AUGUST, 2004    ATTRIBUTABLE   31 AUGUST, 2004
            PROPERTY                      RMB          TO THE GROUP         RMB
GROUP I - PROPERTIES TO BE ACQUIRED BY THE COMPANY FROM CSAHC

1.  Various properties to be           132,250,000         100%          132,250,000
    acquired by the Company
    from China Northern
    Airlines Company
    in Shenyang

2.  Various properties to be           138,270,000         100%          138,270,000
    acquired by the Company
    from China Northern
    Airlines Company
    in Harbin

3.  Various properties to be            39,850,000         100%           39,850,000
    acquired by the Company
    from China Northern
    Airlines Company in Dalian

4.  Various properties to be            47,440,000         100%           47,440,000
    acquired by the Company
    from China Northern
    Airlines Company
    in Changchun

5.  Various properties to be             5,120,000         100%            5,120,000
    acquired by the Company
    from China Northern
    Airlines Company
    in Chaoyang

6.  Various properties to be         No commercial        51.8%        No commercial
    acquired by the Company                  value                             value
    from Xinjiang Civil
    Aviation Property
    Management Ltd in Urumqi

7.  Various properties to be           406,370,000         100%          406,370,000
    acquired by the Company
    from Xinjiang Airlines
    Company in Urumqi
                                     -------------                     -------------

    SUB-TOTAL:                         769,300,000                       769,300,000
                                     -------------                     -------------

APPENDIX VIII                                                 PROPERTY VALUATION

                                      OPEN MARKET                      CAPITAL VALUE
                                   VALUE IN EXISTING                  ATTRIBUTABLE TO
                                      STATE AS AT        INTEREST     THE GROUP AS AT
                                    31 AUGUST, 2004    ATTRIBUTABLE   31 AUGUST, 2004
            PROPERTY                      RMB          TO THE GROUP         RMB
GROUP II - PROPERTIES UNDER CONSTRUCTION TO BE ACQUIRED BY THE COMPANY FROM CSAHC

8.  Various properties to be         No commercial        51.8%        No commercial
    acquired by the Company                  value                             value
    from Xinjiang Civil Aviation
    Property Management Ltd
    in Urumqi

9.  Various properties to be               263,000         100%              263,000
    acquired by the Company
    from Xinjiang Airlines
    Company in Urumqi
                                     -------------                     -------------

                      SUB-TOTAL:           263,000                           263,000
                                     -------------                     -------------

GROUP III - PROPERTIES TO BE RENTED BY THE COMPANY FROM CSAHC

10. Various properties to be         No commercial         100%        No commercial
    rented by the Company                    value                             value
    from CSAHC
                                     -------------                     -------------

                      SUB-TOTAL:               NIL                               NIL
                                     -------------                     -------------

GROUP IV - PROPERTIES HELD BY THE GROUP IN THE PRC

11. Various properties held by         383,290,000         100%          383,290,000
    China Southern Airlines
    Company Limited
    Guangzhou Headquarters

12. Various properties held by         110,210,000         100%          110,210,000
    China Southern Airlines
    Company Limited
    in Henan

13. Various properties held by          54,060,000         100%           54,060,000
    China Southern Airlines
    Company Limited
    in Hubei

APPENDIX VIII                                                 PROPERTY VALUATION

                                      OPEN MARKET                      CAPITAL VALUE
                                   VALUE IN EXISTING                  ATTRIBUTABLE TO
                                      STATE AS AT        INTEREST     THE GROUP AS AT
                                    31 AUGUST, 2004    ATTRIBUTABLE   31 AUGUST, 2004
            PROPERTY                      RMB          TO THE GROUP         RMB
14. Various properties held by         169,480,000         100%          169,480,000
    China Southern Airlines
    Company Limited
    in Hunan

15. Various properties held by          74,640,000         100%           74,640,000
    China Southern Airlines
    Company Limited
    in Shenzhen

16. Various properties held by          48,211,000         100%           48,211,000
    China Southern Airlines
    Company Limited
    in Hainan

17. Various properties held by           2,110,000         100%            2,110,000
    China Southern Airlines
    (Group) Zhuhai Helicopter
    Company Limited

18. Various properties held by         126,880,000          60%           76,128,000
    Xiamen Airlines Company
    Limited (Xiamen Airlines)

19. Various properties held by         115,870,000          60%           69,520,000
    Southern Airlines (Group)
    Shantou Airlines Company
    Limited

20. Various properties held by          24,140,000          60%           14,484,000
    Guangxi Airlines Company
    Limited

21. Various properties held by          67,530,000          60%           40,520,000
    Zhuhai Airlines Company
    Limited

22. Various properties held by       No commercial          60%        No commercial
    Guizhou Airlines Company                 value                             value
    Limited

23. Various properties held by       No commercial          51%        No commercial
    Guangzhou Nanland Air                    value                             value
    Catering Company Limited

APPENDIX VIII                                                 PROPERTY VALUATION

                                      OPEN MARKET                      CAPITAL VALUE
                                   VALUE IN EXISTING                  ATTRIBUTABLE TO
                                      STATE AS AT        INTEREST     THE GROUP AS AT
                                    31 AUGUST, 2004    ATTRIBUTABLE   31 AUGUST, 2004
            PROPERTY                      RMB          TO THE GROUP         RMB
24. A property held by                  57,670,000          90%           51,900,000
    Guangzhou Aviation Hotel

25. Various properties held by          16,030,000         100%           16,030,000
    China Southern Airlines
    Company Limited
    Operation Department

26. Various properties held by         156,070,000         100%          156,070,000
    China Southern Airlines
    Company Limited Zhuhai
    Flight Simulator Training
    Centre
                                     -------------                     -------------

                       SUB-TOTAL:    1,406,191,000                     1,266,653,000
                                     -------------                     -------------

GROUP V - PROPERTIES HELD BY THE GROUP IN WESTERN AUSTRALIA

27. Various properties held by          12,120,000          65%            7,878,000
    China Southern West
    Australian Flying College
    Pty Ltd.
                                     -------------                     -------------

                       SUB-TOTAL:       12,120,000                         7,878,000
                                     -------------                     -------------

GROUP VI - PROPERTIES HELD BY THE GROUP IN THE NETHERLANDS

28. Five residential units held         13,210,000         100%           13,210,000
    by the Company in
    Amestelveen, Noord-Holland,
    The Netherlands
                                     -------------                     -------------

                       SUB-TOTAL:       13,210,000                        13,210,000
                                     -------------                     -------------

APPENDIX VIII                                                 PROPERTY VALUATION

                                                   OPEN MARKET                                CAPITAL VALUE
                                                VALUE IN EXISTING         INTEREST           ATTRIBUTABLE TO
                                                   STATE AS AT          ATTRIBUTABLE         THE GROUP AS AT
                       PROPERTY                  31 AUGUST, 2004        TO THE GROUP         31 AUGUST, 2004
                                                       RMB                                         RMB
GROUP VII - PROPERTIES HELD UNDER CONSTRUCTION BY THE GROUP IN THE PRC

   29.    Various properties held                  1,559,830,000             100%             1,559,830,000
          under construction by
          China Southern Airlines
          Company Limited
          Guangzhou Headquarters

   30.    Various properties held                  No commercial              60%             No commercial
          under construction by                            value                                      value
          Xiamen Airlines

   31.    A property held under                        4,810,000              60%                 2,890,000
          construction by Southern
          Airlines (Group) Shantou
          Airlines Company Limited

   32.    A parcel of land held under                  7,200,000              60%                 4,320,000
          construction by Zhuhai
          Airlines Company Limited

   33.    Various properties held                  No commercial              60%             No commercial
          under construction by                            value                                      value
          Guizhou Airlines Company
          Limited
   34.    Various properties held                  No commercial              61%             No commercial
          under construction by                            value                                      value
          Guangzhou Baiyun
          International Logistic
          Company Ltd.
                                                ----------------                             --------------

                                   SUB-TOTAL:      1,571,840,000                              1,567,040,000
                                                ----------------                             --------------

APPENDIX VIII                                                 PROPERTY VALUATION

                                                   OPEN MARKET                                CAPITAL VALUE
                                                VALUE IN EXISTING         INTEREST           ATTRIBUTABLE TO
                                                   STATE AS AT          ATTRIBUTABLE         THE GROUP AS AT
                       PROPERTY                  31 AUGUST, 2004        TO THE GROUP         31 AUGUST, 2004
                                                       RMB                                         RMB
GROUP VIII - PROPERTIES RENTED BY THE GROUP

   35.    Various properties rented by            No commercial             100%               No commercial
          China Southern Airlines                         value                                        value
          Company Limited
          Guangzhou Headquarters

   36.    Various properties rented by            No commercial             100%               No commercial
          China Southern Airlines                         value                                        value
          Company Limited
          in Henan

   37.    Various properties rented by            No commercial             100%               No commercial
          China Southern Airlines                         value                                        value
          Company Limited
          in Hubei

   38.    Various properties rented by            No commercial             100%               No commercial
          China Southern Airlines                         value                                        value
          Company Limited
          in Shenzhen

   39.    Various properties rented by            No commercial             100%               No commercial
          China Southern Airlines                         value                                        value
          (Group) Zhuhai Helicopter
          Company Limited

   40.    Various properties rented by            No commercial              60%               No commercial
          Xiamen Airlines                                 value                                       value

   41.    Various properties rented by            No commercial              60%               No commercial
          Southern Airlines (Group)                       value                                        value
          Shantou Airlines Company
          Limited

   42.    Various properties rented by            No commercial              60%               No commercial
          Guangxi Airlines Company                        value                                        value
          Limited

   43.    Various properties rented by            No commercial              60%               No commercial
          Zhuhai Airlines Company                         value                                        value
          Limited

   44.    Various properties rented by            No commercial              60%               No commercial
          Guizhou Airlines Company                        value                                        value
          Limited

APPENDIX VIII                                                 PROPERTY VALUATION

                                                   OPEN MARKET                                CAPITAL VALUE
                                                VALUE IN EXISTING         INTEREST           ATTRIBUTABLE TO
                                                   STATE AS AT          ATTRIBUTABLE         THE GROUP AS AT
                       PROPERTY                  31 AUGUST, 2004        TO THE GROUP         31 AUGUST, 2004
                                                       RMB                                         RMB
   45.    A property rented by                    No commercial              90%               No commercial
          Southern Chinab                                 value                                        value
          International Aviation &
          Travel Services Company

   46.    Various properties rented by            No commercial             100%               No commercial
          China Southern Airlines                         value                                        value
          Company Limited Overseas
          Offices

   47.    Various properties rented by            No commercial             100%               No commercial
          China Southern Airlines                         value                                        value
          Operation Department
                                                  -------------                                -------------
                                   SUB-TOTAL:               NIL                                          NIL
                                                  -------------                                -------------

                                       TOTAL:     3,772,924,000                                3,624,344,000
                                                  =============                                =============

APPENDIX VIII                                                 PROPERTY VALUATION

                              VALUATION CERTIFICATE

GROUP I - PROPERTIES TO BE ACQUIRED BY THE COMPANY FROM CSAHC

                                                                                          OPEN MARKET VALUE
                                                                                        IN EXISTING STATE AS AT
                                                                    PARTICULARS           31 AUGUST, 2004
             PROPERTIES           DESCRIPTION AND TENURE            OF OCCUPANCY               RMB
1.      Various properties   The property comprises 27          The properties are              132,250,000
        to be acquired by    various operational and ancillary  occupied by China
        the Company from     buildings and various structures   Northern Airlines
        China Northern       completed in various stages        Company as
        Airlines Company     between 1989 and 2000 with a       headquarters purposes.
        in Shenyang          total gross floor area of
                             approximately 80,778.39 sq.m.
                             (869,499 sq.ft.).

                             Details of gross floor areas of
                             the properties are listed as
                             follows:

                                              APPROXIMATE
                             USE           GROSS FLOOR AREA

                                            sq.m.     sq.ft.

                             Office       19,757.70  212,672
                             Warehouses   25,556.30  275,088
                             Ancillary
                              buildings
                              and
                              structures  35,464.39  381,739
                                          ---------  -------

                             Total:       80,778.39  869,499
                                          =========  =======

                             The land upon which the
                             properties currently erected
                             comprises 9 parcels of land with
                             a total area of 134,356.36 sq.m.
                             (1,446,212 sq.ft.).

                             The land use rights of the
                             properties are held for a term of
                             49 years from 26 August, 2004 to 1
                             January, 2053.

Notes:

(1) Pursuant to the land use rights leasing agreement entered into between the Company and CSAHC on 12 November, 2004 (the "Lease Agreement") CSAHC agreed to lease 22 parcels of land with a total area of approximately 633,740.93 sq.m. to the Company at an annual rental of RMB10,340,449 for a term of three years with an option to renew for further terms (subsequent annual rents will remain unchanged) where the entire lease term is either not less than the term specified in the corresponding Building Ownership Certificates of the buildings erected on the lands or the corresponding residual useful life of buildings determined in valuations when the Company purchases the buildings, whichever is longer.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) CSAHC has obtained the authorized land use rights of 9 parcels of land with a total area of approximately 134,356.36 sq.m.

      (ii) China Northern Airlines has obtained the Building Ownership Certificates for 27 buildings.

APPENDIX VIII                                                 PROPERTY VALUATION

      (iii) The Lease Agreement is legally valid. During the lease term, the Company has the right to occupy and use the leased lands;

      (iv) CSAHC has agreed to bear all liabilities, losses and costs arising from disputes on the land use rights of the leased lands and to indemnify the Company in respect of losses to the buildings and structures erected on the leased lands;

      (v) CSAHC and China Northern Airlines Company have agreed to indemnify the Company in respect of disputes on the title and the incorrectness to the buildings and structures of the properties; and

      (vi) The transfer of buildings and structures of the properties to the Company has no legal impediment. After the acquisition, the Company will have the ownership to the buildings and structures of the properties and can use, mortgage, lease and sell the buildings and structures of the properties. However, if the Company sells the buildings and structures of the properties to third parties (other than CSAHC, its subholdings, subsidiaries and associates), the Company shall obtain an approval from relevant State-owned Land Resources Administration Bureaus and pay relevant land grant fees. While the sale, CSAHC has agreed to assist the Company in proceeding the relevant procedures for conversion the lands to granted lands but not to bear any procedural costs.

(3) We have assigned no commercial value to the land portions of the properties due to its non-transferability in the open market. According to the Group's PRC legal adviser opinion, the Company will obtain the ownership of the buildings and structures of the property without any legal obstacles. Also, CSAHC has agreed to assist the Company to transfer the properties and process the land grant process. We have, relied on the aforesaid, assigned open market values to the buildings and structures of the properties but excluding the land portion.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                          OPEN MARKET VALUE
                                                                                        IN EXISTING STATE AS AT
                                                                    PARTICULARS           31 AUGUST, 2004
             PROPERTIES           DESCRIPTION AND TENURE            OF OCCUPANCY               RMB
2.      Various properties   The property comprises 6 various   The properties are             138,270,000
        to be acquired by    operational and ancillary          occupied by China
        the Company from     buildings and various structures   Northern Airlines
        China Northern       completed in various stages        Company for airport
        Airlines Company     between 1989 and 1999 with a       services, aircraft
        in Harbin            total gross floor area of          maintenance works
                             approximately 36,925.40 sq.m.      and offices purposes.
                             (397,465 sq.ft.).

                             Details of gross floor areas of
                             the properties are listed as
                             follows:

                                              APPROXIMATE
                             USE           GROSS FLOOR AREA
                             ---           ----------------
                                            sq.m.     sq.ft.

                             Office       27,132.35  292,053
                             Ancillary
                              buildings
                              and
                              structures   9,793.05  105,412
                                          ---------  -------

                             Total:       36,925.40  397,465
                                          =========  =======

                             The land upon which the
                             properties currently erected
                             comprises 8 parcels of land with
                             a total area of 289,647.90 sq.m.
                             (3,117,770 sq.ft.).

                             The land use rights of the
                             properties are held for terms of
                             49 years from 26 August, 2004 to
                             1 January, 2053 and 39 years
                             expiring on 1 January, 2043.

Notes:

(1) Pursuant to the land use rights leasing agreement entered into between the Company and CSAHC on 12 November, 2004 (the "Lease Agreement") CSAHC agreed to lease 22 parcels of land with a total area of approximately 633,740.93 sq.m. to the Company at an annual rental of RMB10,340,449 for a term of three years with an option to renew for further terms (subsequent annual rents will remain unchanged) where the entire lease term is either not less than the term specified in the corresponding Building Ownership Certificates of the buildings erected on the lands or the corresponding residual useful life of buildings determined in valuations when the Company purchases the buildings, whichever is longer.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) CSAHC has obtained the authorized land use rights of 8 parcels of land with a total area of approximately 289,647.90 sq.m.

      (ii) China Northern Airlines has obtained the Building Ownership Certificates for 6 buildings.

      (iii) The Lease Agreement is legally valid. During the lease term, the Company has the right to occupy and use the leased lands;

APPENDIX VIII                                                 PROPERTY VALUATION

      (iv) CSAHC has agreed to bear all liabilities, losses and costs arising from disputes on the land use rights of the leased lands and to indemnify the Company in respect of losses to the buildings and structures erected on the leased lands;

      (v) CSAHC and China Northern Airlines Company have agreed to indemnify the Company in respect of disputes on the title and the incorrectness to the buildings and structures of the properties; and

      (vi) The transfer of buildings and structures of the properties to the Company has no legal impediment. After the acquisition, the Company will have the ownership to the buildings and structures of the properties and can use, mortgage, lease and sell the buildings and structures of the properties. However, if the Company sells the buildings and structures of the properties to third parties (other than CSAHC, its subholdings, subsidiaries and associates), the Company shall obtain an approval from relevant State-owned Land Resources Administration Bureaus and pay relevant land grant fees. While the sale, CSAHC has agreed to assist the Company in proceeding the relevant procedures for conversion the lands to granted lands but not to bear any procedural costs.

(3) We have assigned no commercial value to the land portions of the properties due to its non-transferability in the open market. According to the Group's PRC legal adviser opinion, the Company will obtain the ownership of the buildings and structures of the property without any legal obstacles. Also, CSAHC has agreed to assist the Company to transfer the properties and process the land grant process. We have, relied on the aforesaid, assigned open market values to the buildings and structures of the properties but excluding the land portion.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                          OPEN MARKET VALUE
                                                                                        IN EXISTING STATE AS AT
                                                                    PARTICULARS           31 AUGUST, 2004
             PROPERTIES           DESCRIPTION AND TENURE            OF OCCUPANCY               RMB
3.      Various properties   The property comprises 2 various   The properties are           39,850,000
        to be acquired by    operational and ancillary          occupied by China
        the Company from     buildings and various structures   Northern Airlines
        China Northern       completed in various stages        Company for office
        Airlines Company     between 1995 and 1997 with a       and guest house
        in Dalian            total gross floor area of          purposes.
                             approximately 16,488.34 sq.m.
                             (177,480 sq.ft.).

                             Details of gross floor areas of
                             the properties are listed as
                             follows:

                                              APPROXIMATE
                             USE           GROSS FLOOR AREA

                                            sq.m.     sq.ft.

                             Office      16,488.34    177,480
                                         ---------    -------

                             Total:      16,488.34    177,480
                                         =========    =======

                             The land upon which the
                             properties currently erected
                             comprises 1 parcels of land with
                             a total area of 14403.40 sq.m.
                             (155,038 sq.ft.).

                             The land use rights of the
                             properties are held for a term
                             of 39 years commencing 26 August,
                             2004.

Notes:

(1) Pursuant to the land use rights leasing agreement entered into between the Company and CSAHC on 12 November, 2004 (the "Lease Agreement") CSAHC agreed to lease 22 parcels of land with a total area of approximately 633,740.93 sq.m. to the Company at an annual rental of RMB10,340,449 for a term of three years with an option to renew for further terms (subsequent annual rents will remain unchanged) where the entire lease term is either not less than the term specified in the corresponding Building Ownership Certificates of the buildings erected on the lands or the corresponding residual useful life of buildings determined in valuations when the Company purchases the buildings, whichever is longer.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) CSAHC has obtained the authorized land use rights of 1 parcel of land with a total area of approximately 14,403.40 sq.m.

      (ii) China Northern Airlines has obtained the Building Ownership Certificates for 2 buildings.

      (iii) The Lease Agreement is legally valid. During the lease term, the Company has the right to occupy and use the leased lands;

      (iv) CSAHC has agreed to bear all liabilities, losses and costs arising from disputes on the land use rights of the leased lands and to indemnify the Company in respect of losses to the buildings and structures erected on the leased lands;

APPENDIX VIII                                                 PROPERTY VALUATION

      (v) CSAHC and China Northern Airlines Company have agreed to indemnify the Company in respect of disputes on the title and the incorrectness to the buildings and structures of the properties; and

      (vi) The transfer of buildings and structures of the properties to the Company has no legal impediment. After the acquisition, the Company will have the ownership to the buildings and structures of the properties and can use, mortgage, lease and sell the buildings and structures of the properties. However, if the Company sells the buildings and structures of the properties to third parties (other than CSAHC, its subholdings, subsidiaries and associates), the Company shall obtain an approval from relevant State-owned Land Resources Administration Bureaus and pay relevant land grant fees. While the sale, CSAHC has agreed to assist the Company in proceeding the relevant procedures for conversion the lands to granted lands but not to bear any procedural costs.

(3) We have assigned no commercial value to the land portions of the properties due to its non-transferability in the open market. According to the Group's PRC legal adviser opinion, the Company will obtain the ownership of the buildings and structures of the property without any legal obstacles. Also, CSAHC has agreed to assist the Company to transfer the properties and process the land grant process. We have, relied on the aforesaid, assigned open market values to the buildings and structures of the properties but excluding the land portion.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                  OPEN MARKET VALUE
                                                                                       PARTICULARS              IN EXISTING STATE AS
          PROPERTIES                     DESCRIPTION AND TENURE                        OF OCCUPANCY              AT 31 AUGUST, 2004
                                                                                                                         RMB
4. Various properties to be        The property comprises 16 various          The properties are occupied by              47,440,000
   acquired by the Company from    operational and ancillary buildings and    China Northern Airlines Company
   China Northern Airlines         various structures completed in various    for offices, and warehouses
   Company in Changchun            stages between 1975 and 2002 with a        purposes.
                                   total gross floor area of approximately
                                   33,656.96 sq.m. (362,284 sq.ft.).

                                   Details of gross floor areas of the
                                   properties are listed as follows:

                                                           APPROXIMATE
                                     USE                 GROSS FLOOR AREA
                                     ---                 ----------------
                                                          sq.m.     sq.ft.
                                   Office               21,145.94  227,615
                                   Warehouses            7,359.41   79,217
                                   Ancillary buildings
                                    and structures       5,151.61   55,452
                                                        ---------  -------
                                   Total:               33,656.96  362,284
                                                        =========  =======

                                   The land upon which the properties
                                   currently erected comprises 3 parcels
                                   of land with a total area of 160,106.30
                                   sq.m. (1,723,384 sq.ft.).

                                   The land use rights of the properties
                                   are held for terms of 49 years from 26
                                   August, 2004 to 1 January, 2053 and 37
                                   years expiring on 1 January, 2053.

Notes:

(1) Pursuant to the land use rights leasing agreement entered into the Company and CSAHC on 12 November, 2004 (the "Lease Agreement") CSAHC agreed to lease 22 parcels of land with a total area of approximately 633,740.93 sq.m. to the Company at an annual rental of RMB10,340,449 for a term of three years with an option to renew for further terms (subsequent annual rents will remain unchanged) where the entire lease term is either not less than the term specified in the corresponding Building Ownership Certificates of the buildings erected on the lands or the corresponding residual useful life of buildings determined in valuations when the Company purchases the buildings, whichever is longer.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) CSAHC has obtained the granted or authorized land use rights of 3 parcels of land with a total area of approximately 160,160.30 sq.m.

      (ii) China Northern Airlines has obtained the Building Ownership Certificates for 16 buildings.

      (iii) The Lease Agreement is legally valid. During the lease term, the Company has the right to occupy and use the leased lands;

APPENDIX VIII                                                 PROPERTY VALUATION

      (iv) CSAHC has agreed to bear all liabilities, losses and costs arising from disputes on the land use rights of the leased lands and to indemnify the Company in respect of losses to the buildings and structures erected on the leased lands;

      (v) CSAHC and China Northern Airlines Company have agreed to indemnify the Company in respect of disputes on the title and the incorrectness to the buildings and structures of the properties; and

      (vi) The transfer of buildings and structures of the properties to the Company has no legal impediment. After the acquisition, the Company will have the ownership to the buildings and structures of the properties and can use, mortgage, lease and sell the buildings and structures of the properties. However, if the Company sells the buildings and structures of the properties to third parties (other than CSAHC, its subholdings, subsidiaries and associates), the Company shall obtain an approval from relevant State-owned Land Resources Administration Bureaus and pay relevant land grant fees. While the sale, CSAHC has agreed to assist the Company in proceeding the relevant procedures for conversion the lands to granted lands but not to bear any procedural costs.

(3) We have assigned no commercial value to the land portions of the properties due to its non-transferability in the open market. According to the Group's PRC legal adviser opinion, the Company will obtain the ownership of the buildings and structures of the property without any legal obstacles. Also, CSAHC has agreed to assist the Company to transfer the properties and process the land grant process. We have, relied on the aforesaid, assigned open market values to the buildings and structures of the properties but excluding the land portion.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                  OPEN MARKET VALUE
                                                                                         PARTICULARS            IN EXISTING STATE AS
         PROPERTIES                         DESCRIPTION AND TENURE                       OF OCCUPANCY            AT 31 AUGUST, 2004
                                                                                                                         RMB
5. Various properties to be        The property comprises 9 various           The properties are occupied by               5,120,000
   acquired by the Company from    operational and ancillary buildings        China Northern Airlines Company
   China Northern Airlines         and various structures completed in        for office and training
   Company in Chaoyang             various stages between 1966 and            purposes.
                                   1992 with a total gross floor area
                                   of approximately 7,831.45 sq.m.
                                   (84,298 sq.ft.).

                                   Details of gross floor areas of the
                                   properties are listed as follows:

                                                            APPROXIMATE
                                       USE               GROSS FLOOR AREA
                                       ---               ----------------
                                                          sq.m.    sq.ft.
                                   Office                4,046.99   43,562
                                   Ancillary buildings
                                     and structures      3,784.46   40,736
                                                         --------   ------
                                   Total:                7,831.45   84,298
                                                         ========   ======

                                   The land upon which the properties
                                   currently erected comprises 1
                                   parcel of land with a total area of
                                   31,226.67 sq.m. (336,123.88
                                   sq.ft.).

                                   The land use rights of the
                                   properties are held for a term of
                                   49 years from 26 August, 2004 to 1
                                   January, 2053.

Notes:

(1) Pursuant to the land use rights leasing agreement entered into the Company and CSAHC on 12 November, 2004 (the "Lease Agreement") CSAHC agreed to lease 22 parcels of land with a total area of approximately 633,740.93 sq.m. to the Company at an annual rental of RMB10,340,449 for a term of three years with an option to renew for further terms (subsequent annual rents will remain unchanged) where the entire lease term is either not less than the term specified in the corresponding Building Ownership Certificates of the buildings erected on the lands or the corresponding residual useful life of buildings determined in valuations when the Company purchases the buildings, whichever is longer.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) CSAHC has obtained the authorized land use rights of 1 parcel of land with a total area of approximately 31,226.67 sq.m.

      (ii) China Northern Airlines has obtained the Building Ownership Certificates for 9 buildings.

      (iii) The Lease Agreement is legally valid. During the lease term, the Company has the right to occupy and use the leased lands;

      (iv) CSAHC has agreed to bear all liabilities, losses and costs arising from disputes on the land use rights of the leased lands and to indemnify the Company in respect of losses to the buildings and structures erected on the leased lands;

APPENDIX VIII                                                 PROPERTY VALUATION

      (v) CSAHC and China Northern Airlines Company have agreed to indemnify the Company in respect of disputes on the title and the incorrectness to the buildings and structures of the properties; and

      (vi) The transfer of buildings and structures of the properties to the Company has no legal impediment. After the acquisition, the Company will have the ownership to the buildings and structures of the properties and can use, mortgage, lease and sell the buildings and structures of the properties. However, if the Company sells the buildings and structures of the properties to third parties (other than CSAHC, its subholdings, subsidiaries and associates), the Company shall obtain an approval from relevant State-owned Land Resources Administration Bureaus and pay relevant land grant fees. While the sale, CSAHC has agreed to assist the Company in proceeding the relevant procedures for conversion the lands to granted lands but not to bear any procedural costs.

(3) We have assigned no commercial value to the land portions of the properties due to its non-transferability in the open market. According to the Group's PRC legal adviser opinion, the Company will obtain the ownership of the buildings and structures of the property without any legal obstacles. Also, CSAHC has agreed to assist the Company to transfer the properties and process the land grant process. We have, relied on the aforesaid, assigned open market values to the buildings and structures of the properties but excluding the land portion.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                  OPEN MARKET VALUE
                                                                                      PARTICULARS               IN EXISTING STATE AS
       PROPERTIES                        DESCRIPTION AND TENURE                       OF OCCUPANCY                AT 31 AUGUST, 2004
                                                                                                                         RMB
6. Various properties to be        The property comprises 59 various      The properties are occupied by        No commercial value
   acquired by the Company from    operational and ancillary buildings    Xinjiang Civil Aviation Property      (please see note 1)
   Xinjiang Civil Aviation         and various structures completed in    Management Ltd for offices,
   Property Management Ltd in      various stages between 1975 and        carparks and warehouses purposes.
   Urumqi                          2004 with a total gross floor area
                                   of approximately 65,424.44 sq.m.
                                   (704,229 sq.ft.).

                                   Details of gross floor areas of the
                                   properties are listed as follows:

                                                           APPROXIMATE
                                       USE               GROSS FLOOR AREA
                                       ---               ----------------
                                                          sq.m.     sq.ft.
                                   Office                4,289.67   46,174
                                   Warehouses           10,387.28  111,809
                                   Ancillary buildings
                                      and structures    50,747.49  546,246
                                                        ---------  -------
                                   Total:               65,424.44  704,229
                                                        =========  =======

                                   The land upon which the properties
                                   currently erected comprises 18
                                   parcels of land with a total area
                                   of 310,059.85 sq.m. (3,337,484
                                   sq.ft.).

                                   The land use rights of the
                                   properties are allocated to
                                   Xinjiang Civil Aviation Property
                                   Management Ltd.

Notes:

(1) According to the information provided, the land portions of the properties are allocated which are non-transferable in the open market. We have thus attributed no commercial value to the properties due to its non-transferability in the open market. However, further to your specific term of instructions, we have calculated the depreciated replacement cost of the properties for indication purposes. The depreciated replacement costs of the buildings and structures with a total gross floor area of approximately 65,424.44 sq.m. is RMB150,960,000 as at the date of valuation.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The land use rights of the 18 parcels of land with a total area of 310,059.85 sq.m. is allocated to Xinjiang Civil Aviation Property Management Ltd; and

      (ii) Xinjiang Civil Aviation Property Management Ltd obtained the ownership of the 59 buildings and structures of the properties.

(3) In the course of our valuation, we have assigned no commercial value to the properties due to its non-transferability in the market.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                  OPEN MARKET VALUE
                                                                                        PARTICULARS             IN EXISTING STATE AS
     PROPERTIES                          DESCRIPTION AND TENURE                         OF OCCUPANCY             AT 31 AUGUST, 2004
                                                                                                                         RMB
7. Various properties to be        The property comprises 60 various          The properties are occupied by             406,370,000
   acquired by the Company from    operational and ancillary buildings        Xinjiang Airlines Company for
   Xinjiang Airlines Company in    and various structures completed in        offices, training centre,
   Urumqi                          various stages between 1975 and            carparks and warehouses
                                   2004 with a total gross floor area         purposes.
                                   of approximately 116,292.37 sq.m.
                                   (1,251,771 sq.ft.).

                                   Details of gross floor areas of
                                   the properties are listed as follows:

                                                           APPROXIMATE
                                        USE              GROSS FLOOR AREA
                                        ---              ----------------
                                                          sq.m.     sq.ft.

                                   Office              100,167.71 1,078,205
                                   Warehouses            6,577.96    70,805
                                   Ancillary buildings
                                      and structures     9,546.70   102,761
                                                       ---------- ---------
                                   Total:              116,292.37 1,251,771
                                                       ========== =========

                                   The land upon which the properties
                                   currently erected comprises 13
                                   parcels of land with a total area
                                   of 548,556.07 sq.m. (5,904,658
                                   sq.ft.).

                                   The land use rights of the
                                   properties is held for a term of 49
                                   years from 26 August, 2004 to 1
                                   January, 2053.

Notes:

(1) Pursuant to the land use rights leasing agreement entered into the Company and CSAHC on 12 November, 2004 (the "Lease Agreement") CSAHC agreed to lease 22 parcels of land with a total area of approximately 633,740.93 sq.m. to the Company at an annual rental of RMB10,340,449 for a term of three years with an option to renew for further terms (subsequent annual rents will remain unchanged) where the entire lease term is either not less than the term specified in the corresponding Building Ownership Certificates of the buildings erected on the lands or the corresponding residual useful life of buildings determined in valuations when the Company purchases the buildings, whichever is longer.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Lease Agreement is legally valid. During the lease term, the Company has the right to occupy and use the leased lands;

      (ii) CSAHC has agreed to bear all liabilities, losses and costs arising from disputes on the land use rights of the leased lands and to indemnify the Company in respect of losses to the buildings and structures erected on the leased lands;

      (iii) CSAHC and Xinjiang Airlines Company have agreed to indemnify the Company in respect of disputes on the title and the incorrectness to the buildings and structures of the properties; and

APPENDIX VIII                                                 PROPERTY VALUATION

      (iv) The transfer of buildings and structures of the properties to the Company has no legal impediment. After the acquisition, the Company will have the ownership to the buildings and structures of the properties and can use, mortgage, lease and sell the buildings and structures of the properties. However, if the Company sells the buildings and structures of the properties to third parties (other than CSAHC, its subholdings, subsidiaries and associates), the Company shall obtain an approval from relevant State-owned Land Resources Administration Bureaus and pay relevant land grant fees. While the sale, CSAHC has agreed to assist the Company in proceeding the relevant procedures for conversion the lands to granted lands but not to bear any procedural costs.

(3) We have assigned no commercial value to the land portions of the properties due to its non-transferability in the open market. According to the Group's PRC legal adviser opinion, the Company will obtain the ownership of the buildings and structures of the property without any legal obstacles. Also, CSAHC has agreed to assist the Company to transfer the properties and process the land grant process. We have, relied on the aforesaid, assigned open market values to the buildings and structures of the properties but excluding the land portion.

APPENDIX VIII                                                 PROPERTY VALUATION

GROUP II - PROPERTIES UNDER CONSTRUCTION TO BE ACQUIRED BY THE COMPANY FROM
CSAHC

                                                                                                                  OPEN MARKET VALUE
                                                                                         PARTICULARS            IN EXISTING STATE AS
        PROPERTIES                         DESCRIPTION AND TENURE                        OF OCCUPANCY             AT 31 AUGUST, 2004
                                                                                                                         RMB
8. Various properties to be        The property comprises 3 ancillary         The properties are under          No commercial value
   acquired by the Company from    buildings and various structures           construction.                     (please see note 1)
   Xinjiang Civil Aviation         scheduled to be completed in late 2004.
   Property Management Ltd in      Upon completion, the total gross floor
   Urumqi                          area of the properties will be
                                   approximately 193,809.28 sq.m.
                                   (2,086,163 sq.ft.).

                                   Details of gross floor areas of the
                                   properties are listed as follows:

                                                          APPROXIMATE
                                         USE           GROSS FLOOR AREA
                                         ---           ----------------
                                                       sq.m.      sq.ft.
                                   Office             7,652.90      82,375
                                   Warehouses       186,156.38   2,003,787
                                                    ----------   ---------
                                   Total:           193,809.28   2,086,163
                                                    ==========   =========

                                   The land upon which the properties
                                   currently erected comprises 2 parcels
                                   of land with a total area of
                                   approximately 134,163.90 sq.m.
                                   (1,444,140 sq.ft.).

                                   The land use rights of the properties
                                   are allocated to Xinjiang Airlines
                                   Property.

Notes:

(1) According to the information provided, the land portions of the properties are allocated which are non-transferable in the open market. We have thus attributed no commercial value to the properties due to its non-transferability in the open market. However, further to your specific term of instructions, we have calculated the depreciated replacement cost of the properties for indication purposes. The depreciated replacement costs of the buildings and structures with a total gross floor area of approximately 65,424.44 sq.m. is RMB40,850,000 as at the date of valuation.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The land use rights of the 2 parcels of land with a total area of 134,163.90 sq.m. is allocated to Xinjiang Civil Aviation Property Management Ltd; and

      (ii) The buildings with a total gross floor area of 193,909.28 sq.m. is under construction. Application for Building Ownership Certificates is incapable to conduct at this moment.

(3) In the course of our valuation, we have assigned no commercial value to the properties due to its non-transferability in the market.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                  OPEN MARKET VALUE
                                                                                         PARTICULARS            IN EXISTING STATE AS
        PROPERTIES                        DESCRIPTION AND TENURE                         OF OCCUPANCY             AT 31 AUGUST, 2004
                                                                                                                         RMB
9. Various properties to be        The property comprises an ancillary        The property is under                          263,000
   acquired by the Company from    structure scheduled to be completed in     construction.
   Xinjiang Airlines Company in    late 2004 with a total gross floor area
   Urumqi                          of approximately 780 sq.m. (8,396
                                   sq.ft.).

                                   The land upon which the properties
                                   currently erected on comprises a parcel
                                   of land with a total area of 72,534.82
                                   sq.m. (780,765 sq.ft.).

                                   The land use rights of the property is
                                   held for a term of 49 years from 26
                                   August, 2004 to 1 January, 2053.

Notes:

(1) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Lease Agreement is legally valid. During the lease term, the Company has the right to occupy and use the leased lands;

      (ii) CSAHC has agreed to bear all liabilities, losses and costs arising from disputes on the land use rights of the leased lands and to indemnify the Company in respect of losses to the buildings and structures erected on the leased lands;

      (iii) CSAHC and Xinjiang Airlines Company have agreed to indemnify the Company in respect of disputes on the title and the incorrectness to the buildings and structures of the properties; and

      (iv) The transfer of buildings and structures of the properties to the Company has no legal impediment. After the acquisition, the Company will have the ownership to the buildings and structures of the properties and can use, mortgage, lease and sell the buildings and structures of the properties. However, if the Company sells the buildings and structures of the properties to third parties (other than CSAHC, its subholdings, subsidiaries and associates), the Company shall obtain an approval from relevant State-owned Land Resources Administration Bureaus and pay relevant land grant fees. While the sale, CSAHC has agreed to assist the Company in proceeding the relevant procedures for conversion the lands to granted lands but not to bear any procedural costs.

(2) We have assigned no commercial value to the land portions of the properties due to its non-transferability in the open market. According to the Group's PRC legal adviser opinion, the Company will obtain the ownership of the buildings and structures of the property without any legal obstacles. Also, CSAHC has agreed to assist the Company to transfer the properties and process the land grant process. We have, relied on the aforesaid, assigned open market values to the buildings and structures of the properties but excluding the land portion.

APPENDIX VIII                                                 PROPERTY VALUATION

GROUP III - PROPERTY INTERESTS TO BE RENTED BY THE COMPANY FROM CSAHC

                                                                                                                  OPEN MARKET VALUE
                                                                                         PARTICULARS            IN EXISTING STATE AS
         PROPERTIES                       DESCRIPTION AND TENURE                         OF OCCUPANCY             AT 31 AUGUST, 2004
                                                                                                                         RMB
10. Various properties to be       The properties comprise 35 parcels of      The properties are currently       No commercial value
    rented by the Company from     land with a total area of approximately    occupied by China Northern
    CSAHC                          1,182,297.00 sq.m. (12,726,245 sq.ft.),    Airlines Company for office,
                                   together with 186 various operational      warehouse, carparks, ancillary
                                   and ancillary buildings and various        buildings and staff quarters for
                                   structures completed in various stages     operating and ancillary purposes.
                                   between 1964 and 2000 with a total gross
                                   floor area of approximately 220,152.51
                                   sq.m. (2,369,722 sq.ft.).

                                   Details of the gross floor areas of
                                   the properties are listed as follows:

                                                      APPROXIMATE
                                        USE         GROSS FLOOR AREA
                                        ---         ----------------
                                                     sq.m.     sq.ft.
                                   Offices        103,850.04  1,117,842
                                   Warehouses      37,195.81    400,376
                                   Ancillary
                                     buildings     79,106.66    851,504
                                                  ----------  ---------
                                   Total:         220,152.51  2,369,722
                                                  ==========  =========

                                   The buildings and structures will be
                                   leased by the Company from CSAHC, China
                                   Northern Airlines Company Limited and
                                   Xinjiang Airlines Company under 2 lease
                                   agreements for a term of 3 years at an
                                   aggregate annual rental of
                                   RMB47,791,227.05.

                                   The land use rights of the properties
                                   will be leased to the Company from CSAHC at an aggregate annual rental of approximately RMB1,850,000 (please see note (3) for details).

Notes:

(1) Pursuant to the premises leasing agreement entered into between CSAHC and China Northern Airlines Company and the Company on 12 November, 2004 ("Lease Agreement 1"), 156 buildings and various structures will be rented by Company for a term of 3 years commencing from the effective date of this agreement at an annual rental of RMB41,993,318.44.

(2) Pursuant to the premises leasing agreement entered into between CSAHC and Xinjiang Airlines Company and the Company on 12 November, 2004 ("Lease Agreement 2"), 30 buildings and various structures will be rented by Company for a term of 3 years commencing from the effective date of this agreement at an annual rental of RMB5,797,908.61.

APPENDIX VIII                                                 PROPERTY VALUATION

(3) Pursuant to a land lease agreement entered into between CSAHC and the Company dated ("Lease Agreement 3"), 35 parcels of land with a total area of approximately 1,182,297.00 sq.m. will be rented to the Company at an aggregate annual rental of RMB1,850,000 for a term of three years with an option to renew for further terms (subsequent annual rents will remain unchanged) where the entire lease term is either not less than the term specified in the corresponding Building Ownership Certificates of the buildings erected on the lands or the corresponding residual useful life of buildings determined in valuations when the Company purchases the buildings, whichever is longer.

(4) We have been provided with a legal opinion on the legality of the lease agreements prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Lease Agreement is legally valid. During the lease term, the Company has the right to occupy and use the leased lands;

      (ii) CSAHC has agreed to bear all liabilities, losses and costs arising from disputes on the land use rights of the leased lands to indemnify the Company in respect of losses to the buildings and structures erected on the leased lands;

      (iii) CSAHC and China Northern Airlines Company have agreed to indemnify the Company in respect of disputes on the title and the incorrectness to the buildings and structures of the properties; and

      (iv) The transfer of buildings and structures of the properties to the Company has no legal impediment. After the acquisition, the Company will have the ownership to the buildings and structures of the properties and can use, mortgage, lease and sell the buildings and structures of the properties. However, if the Company sells the buildings and structures of the properties to third parties (other than CSAHC, its subholdings, subsidiaries and associates), the Company shall obtain an approval from relevant State-owned Land Resources Administration Bureaus and pay relevant land grant fees. With the sale, CSAHC has agreed to assist the Company in proceeding the relevant procedures for conversion of the lands to granted lands but not to bear any procedural costs.

APPENDIX VIII                                                 PROPERTY VALUATION

GROUP IV - PROPERTY INTERESTS HELD BY THE GROUP IN THE PRC

                                                                                                                  OPEN MARKET VALUE
                                                                                      PARTICULARS OF            IN EXISTING STATE AS
         PROPERTIES                        DESCRIPTION AND TENURE                       OCCUPANCY                AT 31 AUGUST, 2004
                                                                                                                         RMB
11. Various properties held by     The properties comprise 50 various         The property is occupied by the            383,290,000
    China Southern Airlines        operational and ancillary buildings and    Group as offices, warehouses and        (100% interest
    Company Limited Guangzhou      various structures completed in various    staff quarters for operating and   attributable to the
    Headquarters                   stages between 1957 and 2003 with a        ancillary purposes.                Group: 383,290,000)
                                   total gross floor area of approximately
                                   158,202.26 sq.m. (1,702,889 sq.ft.).

                                   Details of the gross floor areas of the
                                   properties are listed as follows:

                                                         APPROXIMATE
                                        USE            GROSS FLOOR AREA
                                        ---            ----------------
                                                        sq.m.     sq.ft.
                                   Offices           97,476.24  1,049,234
                                   Warehouses        15,303.09    164,722
                                   Ancillary
                                     buildings       45,422.93    488,932
                                                    ----------  ---------
                                   Total:           158,202.26  1,702,889
                                                    ==========  =========

                                   The lands upon which the properties
                                   currently erected comprise 3 parcels of
                                   land with a total area of approximately
                                   1,659,136.21 sq.m. (17,858,942 sq.ft.).

Notes:

(1) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) Pursuant to an approval for construction land, the land of approximately 676 sq.m. is vested in CSAHC. However, there is a dispute on the land use right of the land so that the Group cannot obtain the relevant land use right certificate and transfer the land. Nevertheless, the Group can use the land in its existing state. In addition, the building with gross floor area of approximately 7,606 sq.m. erected on the aforesaid land also cannot be transferred due to the land dispute, but the Group can use the building;

      (ii) In respect of a parcel of granted land of approximately 248,461.62 sq.m., the Group has signed the relevant land use right grant contract but has not yet fully paid the land grant fee and thus has not obtained the land use right certificate;

APPENDIX VIII                                                 PROPERTY VALUATION

      (iii) The Group has legal rights to the buildings of the properties and has no legal impediment in obtaining the relevant title documents. The Group has the ownership to the buildings and can use, mortgage, lease and sell the buildings. However, if the Group sells the buildings of the properties to third parties (other than CSAHC and its subsidiaries, associated companies and shareholding companies), the Group shall obtain an approval from relevant State-owned Land Administration Bureaus and pay relevant land grant fees.

      (iv) The total land area of Bai Yun Airport is approximately 14,394,652.27 sq.m., which is an allocated land, and a portion which is occupied by the Group. When the Group transfers the portion of the land, the Group needs to obtain an approval from State-owned Land Administration Bureau and to pay a land grant fee.

(2) In the course of our valuation, we have assumed that the granted land can be transferable in the market. In respect of the land of approximately 676 sq.m. and the corresponding building erected thereon with gross floor area of approximately 7,606 sq.m. where there is land dispute, and a portion of the allocated land with site area of approximately 1,409,988.59 sq.m., as advised by the Group, we have assigned no commercial value to the lands and the building.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                   OPEN MARKET VALUE
                                                                                       PARTICULARS OF           IN EXISTING STATE AS
       PROPERTIES                          DESCRIPTION AND TENURE                        OCCUPANCY                AT 31 AUGUST, 2004
                                                                                                                                 RMB
12. Various properties held        The properties comprise 20 various         The properties are occupied by    110,210,000 (100%
    by China Southern              operational and ancillary buildings and    the Group as offices and staff    interest
    Airlines Company               various structures completed in various    quarters for operating and        attributable to the
    Limited in Henan               stages between 1997 and 2002 with a        ancillary purposes.               Group: 110,210,000)
                                   total gross floor area of approximately
                                   36,805 sq.m. (396,166 sq.ft.).

                                   Details of the gross floor areas of the
                                   properties are listed as follows:

                                                            APPROXIMATE
                                        USE               GROSS FLOOR AREA
                                        ---               ----------------
                                                         sq.m.      sq.ft.

                                   Offices              19,783.35  212,948
                                   Ancillary buildings  17,021.35  183,218
                                                        ---------  -------
                                   Total:               36,804.70  396,166
                                                        =========  =======

                                   The lands upon which the properties
                                   currently erected comprise 4 parcels of
                                   land with a total area of approximately
                                   295,661.32 sq.m. (3,182,498 sq.ft.).

                                   The land use rights of the properties
                                   have been granted for 50 years (except
                                   the allocated land).

Notes:

(1) According to 4 Land Use Rights Certificates and 20 Building Ownership Certificates, the land use rights of 4 parcels of land with a total area of approximately 295,661.32 sq.m. and the building ownership rights of 20 buildings with a total gross floor area of approximately 36,804.70 sq.m. are held by China Southern Airlines Company Limited Henan Branch, which is 100% owned by the Group.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Group has obtained three Land Use Right Certificates for the three granted lands with a total area of approximately 289,909.65 sq.m. and the Group has owned the land use rights and has the rights to use, lease, mortgage and transfer the lands;

      (ii) The Group has obtained a Land Use Right Certificate for the allocated land with an area of approximately 5,751.67 sq.m.. The Group has owned the land use rights and has the rights to use, mortgage and sell the land. While the land is transferred, the Group shall obtain an approval from the relevant State-owned Land Administration Bureaus and pay relevant land grant fees; and

APPENDIX VIII                                                 PROPERTY VALUATION

      (iii) The Group has obtained 16 Building Ownership Certificates for 16 buildings of the properties and has legally acquired 4 buildings of the properties where the Group needs to apply for change of ownership of the buildings. The Group has the ownership to all the buildings and can use, mortgage, lease and sell the buildings.

(3) In the course of our valuation, since the allocated land cannot be freely transferable in the market, we have assigned no commercial value to the land.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                   OPEN MARKET VALUE
                                                                                       PARTICULARS OF           IN EXISTING STATE AS
         PROPERTIES                       DESCRIPTION AND TENURE                         OCCUPANCY                AT 31 AUGUST, 2004
                                                                                                                                 RMB
13. Various properties held        The properties comprise 6 various          The properties are occupied by    54,060,0000 (100%
    by China Southern              operational and ancillary buildings and    the Group as offices and staff    interest
    Airlines Company               various structures completed in various    quarters for operating and        attributable to the
    Limited in Hubei               stages between 1994 and 1999 with a        ancillary purposes.               Group: 54,060,000)
                                   total gross floor area of approximately
                                   55,065.33 sq.m. (592,723 sq.ft.).

                                   Details of the gross floor areas of the
                                   properties are listed as follows:

                                                            APPROXIMATE
                                        USE              GROSS FLOOR AREA
                                        ---              ----------------
                                                          sq.m.     sq.ft.
                                   Offices              44,178.39  475,536
                                   Ancillary buildings  10,886.94  117,187
                                                        ---------  -------
                                   Total:               55,065.33  592,723
                                                        =========  =======

                                   The lands upon which the properties
                                   currently erected comprise 7 parcels of
                                   land with a total area of approximately
                                   119,320.47 sq.m. (1,284,366 sq.ft.)
                                   (excluding the site with uncertain
                                   area).

                                   The land use rights of the properties
                                   have been granted for various terms
                                   ranging from 42 to 50 years.

Notes:

(1) According to 3 Land Use Rights Certificates and 3 Building Ownership Certificates, the land use rights of 3 parcels of land with a total area of approximately 14,884.97 sq.m. and the building ownership rights of 2 buildings with a total gross floor area of approximately 28,693.09 sq.m. are held by China Southern Airlines Company Limited Hubei Branch, which is 100% owned by the Group.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Group has obtained three Land Use Right Certificates for the three granted lands with a total area of approximately 14,884.97 sq.m. and the Group has owned the land use rights and has the rights to use, lease, mortgage and transfer the lands;

      (ii) The Group has obtained three Land Use Right Certificates for the three allocated lands with a total area of approximately 104,435.50 sq.m.. The Group has owned the land use rights and has the rights to use, mortgage and sell the lands. While the lands are transferred, the Group shall obtain an approval from the relevant State-owned Land Administration Bureaus and pay relevant land grant fees;

      (iii) A parcel of land with undetermined site area has not been obtained the relevant Land Use Right Certificate;

APPENDIX VIII                                                 PROPERTY VALUATION

      (iv) The Group has obtained 3 title documents for 3 buildings of the properties with a total gross floor area of approximately 44,178.39 sq.m.. Since one of the buildings of approximately 15,485.30 sq.m. is erected on the allocated land, a land grant fee shall be paid while transfer. The remaining two buildings can be leased, mortgaged and transferred; and

      (v) There are two buildings with a total gross floor area of approximately 5,486.94 sq.m. not yet obtained the relevant title documents.

(3) In the course of our valuation, since the allocated lands and the corresponding buildings erected thereon as well as the buildings and the parcel of land having no title documents cannot be freely transferable in the market, we have assigned no commercial value to them.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                   OPEN MARKET VALUE
                                                                                       PARTICULARS OF           IN EXISTING STATE AS
      PROPERTIES                     DESCRIPTION AND TENURE                            OCCUPANCY                AT 31 AUGUST, 2004
                                                                                                                                 RMB
14. Various properties held    The properties comprise 35 various             The property is occupied by the   169,480,000 (100%
    by China Southern          operational and ancillary buildings and        Group as office and warehouse     interest
    Airlines Company           various structures completed in various        for operating purposes.           attributable to the
    Limited Hunan Branch       stages between 1989 and 2002 with a                                              Group: 169,480,000)
                               total gross floor area of approximately
                               69,057.36 sq.m. (743,333 sq.ft.).

                               Details of the gross floor areas of the
                               properties are listed as follows:

                                                       APPROXIMATE
                                     USE             GROSS FLOOR AREA
                                                      sq.m.     sq.ft.
                               Offices              26,861.53  289,138
                               Warehouses           9,444.89   101,665
                               Ancillary buildings  32,750.94  352,531
                                                    ---------  -------

                               Total:               69,057.36  743,333
                                                    =========  =======

                               The land upon which the properties
                               currently erected comprise 8 parcels of
                               land with a total area of approximately
                               174,138.34 sq.m. (1,874,425 sq.ft.)
                               (excluding the site with uncertain
                               area).

                               The land use rights of the properties
                               have been granted for various terms
                               ranging from 38 to 61 years.

Notes:

(1) According to 7 Land Use Rights Certificates and 36 Building Ownership Certificates, the land use rights of 7 parcels of land with a total area of approximately 174,138.34 sq.m. and the building ownership rights of 35 buildings with a total gross floor area of approximately 51,391.62 sq.m. are held by China Southern Airlines Company Limited Hunan Branch, which is 100% owned by the Group.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Group has obtained 7 Land Use Right Certificates for the 7 granted lands with a total area of approximately 174,138.34 sq.m. and the Group has owned the land use rights and has the rights to use, lease, mortgage and transfer the lands;

      (ii) A parcel of land with undetermined site area has not been obtained the relevant Land Use Right Certificate for which the Group is applying;

APPENDIX VIII                                                 PROPERTY VALUATION

      (iii) The Group has possessed proper title to the buildings of the properties with a total gross floor area of approximately 51,391.62 sq.m., which can be used, leased, mortgaged and transferred by the Group.

(3) In the course of our valuation, since the parcel of land with undetermined site area and the buildings with total gross floor area of approximately 18,116.48 sq.m. have no proper title, we have assigned no commercial value to them.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                   OPEN MARKET VALUE
                                                                                      PARTICULARS OF            IN EXISTING STATE AS
     PROPERTIES                           DESCRIPTION AND TENURE                        OCCUPANCY                 AT 31 AUGUST, 2004
                                                                                                                                 RMB
15. Various properties held        The properties comprise 269 various        The properties are currently      74,640,000 (100%
    by China Southern              operational and ancillary buildings and    occupied by the Group for         interest
    Airlines Company Limited       commodity properties completed in          office, warehouse and staff       attributable to the
    in Shenzhen                    various stages between 1991 and 1994       quarters for operating and        Group: 74,640,000)
                                   with a total gross floor area of           ancillary purposes.
                                   approximately 31,937.22 sq.m. (343,772
                                   sq.ft.).

                                   Details of gross floor areas of the
                                   properties are listed as follows:

                                                            APPROXIMATE
                                        USE              GROSS FLOOR AREA
                                        ---              ----------------
                                                          sq.m.    sq.ft.
                                   Offices               7,931.92   85,379
                                   Warehouses            1,665.60   17,929
                                   Ancillary buildings  22,339.70  240,465
                                                        ---------  -------

                                   Total:               31,937.22  343,772
                                                        =========  =======

                                   The lands upon which the properties
                                   (excluding stratified properties)
                                   currently erected comprise 3 parcels of
                                   land with a total area of approximately
                                   205,045.40 sq.m. (2,207,109 sq.ft.).

                                   The land use rights of portions of the
                                   properties have been granted for various terms ranging from 30 years to 70 years, and the remaining lands are allocated lands.

Notes:

(1) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Company has the land use right of the site with an area of approximately 199,285.60 sq.m. and is entitled to occupy, use and dispose the land within the land use right term. There is no legal impediment for the Company to obtain Real Estate Title Certificate and settlement of land premium is not necessary.

      (ii) The Company is entitled to use, rent, mortgage and transfer the land use right of the land which 248 buildings with a gross floor area of approximately 20,852.01 sq.m. erecting upon.

      (iii) According to 253 Real Estate Title Certificates registered under the name of China Southern Airlines Company Limited in Shenzhen, 248 buildings and commodity properties with a total gross floor area of approximately 20,852.01 sq.m. are held by China Southern Airlines Company Limited in Shenzhen, which is 100% owned by the Group.

APPENDIX VIII                                                 PROPERTY VALUATION

      (iv) According to 5 Real Estate Title Certificates registered under the name of Shenzhen City Southern Aviation Instrument Company Limited, 5 commodity properties with a total gross floor area of approximately 465.50 sq.m. are not owned by the Group.

      (v) Since 14 buildings with total gross floor area of 10,623.69 sq.m. and 2 buildings with undetermined floor area do not have any land use right title certificate, the Group cannot obtain the real estate with certificates.

(2) In the course of our valuation, we have assigned no commercial value to the 21 properties to which the Group has no title. However, for indication purpose, the total value of the 21 properties is RMB99,120,000 as at the date of valuation.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                   OPEN MARKET VALUE
                                                                                     PARTICULARS OF             IN EXISTING STATE AS
        PROPERTIES                       DESCRIPTION AND TENURE                        OCCUPANCY                  AT 31 AUGUST, 2004
                                                                                                                                 RMB
16. Various properties held by     The properties comprise 29 various         The properties are currently      48,211,000 (100%
    China Southern Airlines        operational and ancillary buildings and    occupied by the Group for         interest
    Company Limited in Hainan      various structures completed in various    office, warehouse and staff       attributable to the
                                   stages between 1997 and 2002 with a        quarters for operating and        Group: 48,211,000 )
                                   total gross floor area of approximately    ancillary purposes.
                                   54,567.19 sq.m. (587,361 sq.ft.).

                                   Details of the gross floor areas of the
                                   properties are listed as follows:

                                                            APPROXIMATE
                                        USE               GROSS FLOOR AREA
                                        ---               ----------------
                                                          sq.m.    sq.ft.
                                   Offices              23,310.75  250,917
                                   Warehouses               2,051   22,077
                                   Ancillary buildings  29,205.44  314,367
                                                        ---------  -------

                                   Total:               54,567.19  587,361
                                                        =========  =======

                                   The lands upon which the properties
                                   currently erected comprise 5 parcels of
                                   land with a total area of approximately
                                   330,532.71 sq.m. (3,557,854 sq.ft.).

                                   The land use rights of the properties
                                   with an area of 4,739.21 sq.m. and
                                   19,329.9 sq.m. have been granted for
                                   terms expiring on 17 February, 2070 and
                                   July 2063 respectively. The remaining
                                   lands are allocated lands.

Notes:

(1) Since the land of 23 buildings is allocated land and/or the buildings have not obtained the Real Estate Title Certificates, we have attributed no commercial value to the properties. However, for indication purposes, the depreciated replacement costs of the 23 buildings with a total gross floor areas of approximately 41,515.30 sq.m. is RMB107,209,307 as at the date of valuation.

(2) According to 2 Land Use Rights Certificates and 6 Building Ownership Certificates given to us, the land use rights of 2 parcels of land with a total area of approximately 24,069.11 sq.m. and the building ownership rights of 6 buildings with a total gross floor area of approximately 13,051.89 sq.m. are held by China Southern Airlines Company Limited Hainan Branch, which is 100% owned by the Group.

APPENDIX VIII                                                 PROPERTY VALUATION

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (1) The Company has the land use right of the lands with an area of approximately 4,739.21 sq.m. and 19,329.9 sq.m. and is entitled to occupy, use and dispose the land within their respective land use right term.

      (ii) The Company has legally obtained the Building Ownership Certificates with an area of approximately 269.45 sq.m. and the land of Room 1308, Block E of World Trade Building and Room 1005 of Jiang Nan Hua Yuan (Unit Yi) and there is no legal impediment in applying for relevant title certificate. However, as the policy of the different government departments varies, the time for successful application cannot be confirmed.

      (iii) The Real Estate Title Certificate of 6 buildings has been obtained and the titles to the properties are legally vested in the Company. The Company is entitled to use, rent, mortgage and transfer the properties.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                   OPEN MARKET VALUE
                                                                                      PARTICULARS OF            IN EXISTING STATE AS
        PROPERTIES                       DESCRIPTION AND TENURE                          OCCUPANCY                AT 31 AUGUST, 2004
                                                                                                                                 RMB
17. Various properties held        The properties comprise 46 various         The properties are currently      2,110,000 (100%
    by China Southern              operational and ancillary buildings and    occupied by the Group for         interest
    Airlines (Group) Zhuhai        various structures completed in various    office and staff quarters for     attributable to the
    Helicopter Company Limited     stages between 1989 and 2004 with a        operating and ancillary           Group: 2,110,000)
                                   total gross floor area of approximately    purposes.
                                   16,350.29 sq.m. (175,995 sq.ft.).

                                   Details of the gross floor areas of the
                                   properties are listed as follows:

                                                         APPROXIMATE
                                        USE           GROSS FLOOR AREA
                                        ---           ----------------
                                                       sq.m.     sq.ft.
                                   Offices            2,977.56   32,050.46
                                   Ancillary
                                     buildings       13,372.73  143,944.07
                                                     ---------  ----------

                                   Total:            16,350.29  175,994.52
                                                     =========  ==========

                                   The lands upon which the properties
                                   currently erected comprise 6 parcels of
                                   land with a total area of approximately
                                   150,524.18 sq.m. (1,620,242.27 sq.ft.).

                                   The land use rights of the properties
                                   have been granted for various terms
                                   ranging from 50 to 50 years.

Notes:

(1) Since the land of 28 buildings is allocated land and/or the buildings have not obtained the Real Estate Title Certificates, we have attributed no commercial value to the properties. However, for indication purposes, the depreciated replacement costs of the 28 buildings with a total gross floor areas of approximately 16,350.29 sq.m. is RMB25,610,000 as at the date of valuation.

(2) According to a Land Use Rights Certificate and 14 Real Estate Title Certificates given to us, the land use rights of 1 parcel of granted land with a total area of approximately 10,046.60 sq.m. and the building ownership rights of 14 buildings with a total gross floor area of approximately 8,249.90 sq.m. are held by China Southern Airlines (Group) Zhuhai Helicopter Company Limited, which is 100% owned by the Group.

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Company has legally obtained the land use right of the land with an area of approximately 140,120.3 sq.m.. There is no legal impediment for change of "land origin" registration and settlement of land premium for the registration is not necessary. However, as the policy of the different government departments varies, the time for successful change of registration cannot be confirmed.

APPENDIX VIII                                                 PROPERTY VALUATION

      (ii) The land with an area of approximately 257.28 sq.m. is allocated land. The Company held the land use right and is entitled to occupy, use and dispose the land. Since the land is allocated, the Company has to settle the land premium and get prior approval from relevant government authorities when disposing the land.

      (iii) The Company has the land use right of the land with an area of approximately 10,046.6 sq.m. and is entitled to use, rent, mortgage and transfer the land use right.

      (iv) The Real Estate Certificate of 14 buildings with a total gross floor area of approximately 8,249.9 sq.m. has been obtained. However, the property rights owner of the aforesaid certificate is in the old name of China Southern Airlines Company Limited Zhuhai Branch. There is no legal impediment in applying for change of name.

      (v) The 5 buildings with a total gross floor area of approximately 2,521.44 sq.m. is erected upon allocated land. The Company has to settle the land premium whenever it transfers the property right.

      (vi) The Company can use the 5 buildings with a total gross floor area of approximately 4,460 sq.m. but it has to settle the land premium whenever it transfers the property right.

      (vii) The Company has the right to use, rent, mortgage and transfer the building with a gross floor area of approximately 165.27 sq.m.. Since the building is erected upon allocated land, the Company has to settle the land premium whenever it transfers the property right.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                                   OPEN MARKET VALUE
                                                                                     PARTICULARS OF             IN EXISTING STATE AS
       PROPERTIES                       DESCRIPTION AND TENURE                         OCCUPANCY                  AT 31 AUGUST, 2004
                                                                                                                                 RMB
18. Various properties held        The properties comprise 114 various        The property is occupied by the   126,880,000 (60%
    by Xiamen Airlines Company     operational and ancillary buildings and    Group as office and warehouse     interest
    Limited (Xiamen Airlines)      various structures completed in various    for operating purposes.           attributable to the
                                   stages between 1979 and 2003 with a                                          Group: 76,128,000)
                                   total gross floor area of approximately
                                   267,287.34 sq.m. (2,877,081 sq.ft.).

                                   Details of the gross floor areas of the
                                   properties are listed as follows:

                                                        APPROXIMATE
                                         USE          GROSS FLOOR AREA
                                         ---          ----------------
                                                       sq.m.     sq.ft.
                                   Offices          217,198.34  2,337,923
                                   Warehouses            8,554     92,075
                                   Ancillary
                                     buildings       41,535.02    447,083
                                                    ----------  ---------

                                   Total:           267,287.36  2,877,081
                                                    ==========  =========

                                   The lands upon which the properties
                                   (excluding stratified properties)
                                   currently erected comprise 22 parcels of land with a total area of approximately
                                   400,753.28 sq.m. (4,313,708 sq.ft.).

                                   The land use rights of the properties
                                   have been granted for various terms
                                   ranging from 40 to 70 years.

Notes:

(1) According to 52 Land Use Rights Certificates and 83 Building Ownership Certificates, the land use rights of land with a total area of approximately 400,925.83 sq.m. and the building ownership rights of buildings with a total gross floor area of approximately 183,966.37 sq.m. are held by Xiamen Airlines Company Limited, which is 60% owned by the Group.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Group has obtained 16 Land Use Right Certificates for a granted land with total area of approximately 31,298.42 sq.m. and 34 allocated lands with a total area of approximately 369,627.41 sq.m., respectively. The Group owned the land use rights of the two lands and has the rights to use, lease, mortgage and transfer the lands where the allocated land is subject to obtaining an approval from the relevant State-owned Land Administration Bureaus and pay relevant land grant fees;

      (ii) The Group has the land use rights of 39 buildings, which have not yet obtained the relevant Land Use Right Certificates. The lands cannot be transferred separately but shall be transferred with the buildings erected on. In addition, the use of a land for "Zhai Ji Di" with an area of approximately 152.90 sq.m. which the Group has the land use right is inconsistent with the laws;

APPENDIX VIII                                                 PROPERTY VALUATION

      (iii) The Group has obtained Building Ownership Certificates for 83 buildings of which approximately 25,359.02 sq.m. of buildings the Group has the right to use, lease, mortgage and transfer, approximately 144,892.04 sq.m. of buildings the Group has the building ownership but land grant fee shall be payable upon transfer, approximately 13,715.31 sq.m. of buildings the Group has the right to use, lease, mortgage and transfer but the corresponding land use right certificates have not yet obtained where while the buildings are transferred, the corresponding land use right shall be transferred altogether;

(3) In the course of our valuation, we have assigned no commercial value to the allocated land, the lands without Land Use Right Certificates and the "Zhai Ji Di" with a total land area of approximately 229,863.85 sq.m. and the buildings with a total gross floor area of approximately 241,928.32 sq.m. because they cannot be freely transferred in the market.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                OPEN MARKET VALUE
                                                                                             IN EXISTING STATE AS AT
                                                                       PARTICULARS OF             31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE             OCCUPANCY                     RMB
19.    Various properties   The properties comprise 88             The properties are                    115,870,000
       held by              various operational and                currently occupied by               (60% interest
       Southern Airlines    ancillary buildings and various        the Group for office,             attributable to
       (Group) Shantou      structures completed in various        operating and                          the Group:
       Airlines Company     stages between 1993 and 2002           ancillary purposes.                   69,520,000)
       Limited              with a total gross floor area of
                            approximately 40,624.35 sq.m.
                            (437,281 sq.ft.).

                            Details of the gross floor areas of
                            the properties are listed as follows:

                                                      APPROXIMATE
                            USE                    GROSS FLOOR AREA
                            ---                    ----------------
                                                     sq.m.   sq.ft.
                            Offices              31,333.59  337,275
                            Ancillary buildings   9,290.76  100,006
                                                 ---------  -------

                            Total:               40,624.35  437,281
                                                 =========  =======

                            The lands upon which the properties
                            currently erected comprise 5 parcels
                            of land with a total area of
                            approximately 32,094.13 sq.m. (345,461
                            sq.ft.).

                            The land use rights of the properties
                            have been granted for various terms
                            ranging from 50 to 70 years.

Notes:

(1) Since the land of 11 buildings is allocated land and/or the buildings have not obtained the Building Ownership Certificates/Reality Title Certificates, we have attributed no commercial value to the properties. However, for indication purposes, the depreciated replacement costs of the 11 buildings with a total gross floor areas of approximately 9,185.85 sq.m. is RMB29,540,000 as at the date of valuation.

(2) According to 4 Land Use Rights Certificates and 77 Reality Title Certificates given to us, the land use rights of 4 parcels of land with a total area of approximately 32,094.13 sq.m. and the building ownership rights of 77 buildings with a total gross floor area of approximately 31,438.50 sq.m. are held by Southern Airlines (Group) Shantou Airlines Company Limited, which is 60% owned by the Group.

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) Southern Airlines (Group) Shantou Airlines Company Limited has obtained the granted land use rights of the 4 parcels of land with a total area of approximately 32,094.00 sq.m. and can use, lease, mortgage and transfer the land.

APPENDIX VIII                                                 PROPERTY VALUATION

      (ii) Southern Airlines (Group) Shantou Airlines Company Limited has obtained the reality title certificates for 77 buildings and can use, mortgage, lease and sell the buildings. However, as 20 of the buildings has been mortgaged, consent has been obtained for the transfer of the aforesaid 20 buildings according to the law in the PRC.

      (iii) For the 11 buildings which have not obtained the reality title certificates, 9 buildings with a total floor area of approximately 7,830.85 sq.m. are erected on leased land and the ownership will be given to the lessor of the land. Southern Airlines (Group) Shantou Airlines Company Limited has the right to use the 9 buildings during the lease period. The remaining 2 buildings with a total gross floor area of approximately 1,355 sq.m. are erected on granted land and there is no impediment for obtaining the reality title certificate.

(4) We have assigned no commercial value to the land in which the reality title certificate has not been obtained.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                OPEN MARKET VALUE
                                                                                             IN EXISTING STATE AS AT
                                                                       PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                    DESCRIPTION AND TENURE              OCCUPANCY                     RMB
20.    Various properties   The properties comprise 29             The property is                        24,140,000
       held by              various operational and                occupied by the                     (60% interest
       Guangxi Airlines     ancillary buildings and various        Group as office,                  attributable to
       Company Limited      structures completed in various        warehouse and staff                    the Group:
                            stages between 1996 and 2002           quarters for operating                14,484,000)
                            with a total gross floor area of       and ancillary
                            approximately 55,765.21 sq.m.          purposes.
                            (600,257 sq.ft.).

                            Details of the gross floor areas of
                            the properties are listed as follows:

                                                     APPROXIMATE
                            USE                   GROSS FLOOR AREA
                            ---                   ----------------
                                                     sq.m.   sq.ft.
                            Offices              38,615.41  415,656
                            Warehouses               2,256   24,284
                            Ancillary buildings  14,893.81  160,317
                                                 ---------  -------

                            Total:               55,765.22  600,257
                                                 =========  =======

                            The lands upon which the properties
                            currently erected comprise 5 parcels
                            of land with a total area of
                            approximately 54,837.55 sq.m. (590,271
                            sq.ft.).

                            The land use rights of the properties
                            have been granted for various terms of
                            70 years.

Notes:

(1) Since 25 buildings are erected on allocated land and/or have not obtained the Building Ownership Certificates, we have attributed no commercial value to the properties. However, for indication purposes, the depreciated replacement costs of the 25 buildings with a total gross floor areas of approximately 50,097.28 sq.m. is RMB101,450,000 as at the date of valuation.

(2) According to 2 Land Use Rights Certificates and 12 Building Ownership Certificates given to us, the land use rights of 1 parcel of granted land with an area of approximately 8,490.85 sq.m. and 1 parcel of allocated land with an area of approximately 46,346.7 sq.m. and the building ownership rights of 4 buildings erected on granted land with a total gross floor area of approximately 5,667.93 sq.m. and 8 buildings erected on allocated land with total gross floor area of approximately 27,481.53 sq.m. are held by Guangxi Airlines Company Limited, which is 60% owned by the Group.

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) Guangxi Airlines Company Limited has obtained the granted land use right of a parcel of land with an area of approximately 8,590.85 sq.m. and can use, lease, mortgage and transfer the land and has obtained the allocated land use right of a parcel of land with an area approximately 46,346.70 sq.m. and can use, lease, mortgage and transfer the land with approval of the State Land Bureau and payment of the land premium.

APPENDIX VIII                                                 PROPERTY VALUATION

      (ii) Guangxi Airlines Company Limited has obtained the building ownership certificates for 10 buildings. 4 buildings with a total area of approximately 5,576.93 sq.m., which are erected on granted land, are legally owned and can be used; leased, mortgaged and transferred by Guangxi Airlines Company Limited. As the other 6 buildings with a total area of approximately 27,481.53 sq.m. are erected on allocated land or land with unclear title, there is legal impediment for the transfer of the buildings and or land premium has to be paid.

      (iii) Guangxi Airlines Company Limited has the land use right for the remaining 19 buildings with a total gross floor area of approximately 22,615.75 sq.m. Since they are erected on granted land, there is no legal impediment for Guangxi Airlines Company Limited to obtain the building ownership certificates.

(4) For the remaining 3 parcels of land in which the reality title certificates have not been obtained, the areas of the land cannot be determined.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                OPEN MARKET VALUE
                                                                                             IN EXISTING STATE AS AT
                                                                       PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                    DESCRIPTION AND TENURE              OCCUPANCY                     RMB
21.    Various properties   The properties comprise 52             The property is                        67,530,000
       held by              various operational and                occupied by the                     (60% interest
       Zhuhai Airlines      ancillary buildings and various        Group as office,                  attributable to
       Company Limited      structures completed in various        warehouse and staff                    the Group:
                            stages between 1993 and 2002           quarters for operating                40,520,000)
                            with a total gross floor area of       and ancillary
                            approximately 54,471.53 sq.m.          purposes.
                            (586,331 sq.ft.).

                            Details of the gross floor areas of
                            the properties are listed as follows:

                                                     APPROXIMATE
                            USE                   GROSS FLOOR AREA
                            ---                   ----------------
                                                     sq.m.   sq.ft.
                            Offices               8,735.22   94,026
                            Ancillary buildings  45,736.31  492,306
                                                 ---------  -------

                            Total:               54,471.53  586,332
                                                 =========  =======

                            The lands upon which the properties
                            (excluding stratified properties)
                            currently erected comprise 5 parcels
                            of land with a total area of
                            approximately 65,255.50 sq.m. (702,410
                            sq.ft.) (See Notes (2)(ii)).

                            The land use rights of the properties
                            have been granted for various terms
                            ranging from 48 to 65 years.

Notes:

(1) According to 48 Land Use Rights Certificates and 46 Building Ownership Certificates, the land use rights and the building ownership rights of 46 buildings with a total gross floor area of approximately 44,432.19 sq.m. are held by Zhuhai Airlines Company Limited, which is 60% owned by the Group.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Group has obtained two Land Use Right Certificates for a granted land with area of approximately 59,999.90 sq.m. and an allocated land with area of approximately 5,255.60 sq.m., respectively. The Group has owned the land use rights of the two lands and has the rights to use, lease, mortgage and transfer the lands where the allocated land is subject to obtaining an approval from the relevant State-owned Land Administration Bureaus and pay relevant land grant fees;

      (ii) The Group has three lands together with buildings (6,706 sq.m.) without having any title documents where the land areas cannot be determined. Thus, the ownership of the Group in the three lands and buildings cannot be confirmed;

APPENDIX VIII                                                 PROPERTY VALUATION

      (iii) The Group has obtained 46 Building Ownership Certificates for 46 buildings with total gross floor area of approximately 44,432.19 sq.m. of which 43 buildings with total gross floor area of approximately 43,922.79 sq.m. can be used, leased, mortgaged and transferred by the Group whilst 3 buildings with total gross floor area of approximately 509.40 sq.m. are erected on allocated lands that need to pay land grant fee before a transfer; and

      (iv) The Group has the right to use two buildings with total gross floor area of approximately 3,033.34 sq.m. There is no legal impediment in applying for relevant Building Ownership Certificates.

(3) In the course of our valuation, we have assigned no commercial value to the allocated land (5,255.60 sq.m.) and the three lands together with buildings (6,706 sq.m.) because they cannot be freely transferred in the market.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                OPEN MARKET VALUE
                                                                                             IN EXISTING STATE AS AT
                                                                       PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                    DESCRIPTION AND TENURE              OCCUPANCY                     RMB
22.    Various properties   The properties comprise 11             The properties are            No commercial value
       held by Guizhou      various operational and ancillary      currently occupied by
       Airlines Company     buildings and various structures       the Group for office
       Limited              completed in various stages            and staff quarters for
                            between 1991 and 2000 with a           operating and
                            total gross floor area of              ancillary purposes.
                            approximately 4,087.81 sq.m.
                            (44,001 sq.ft.).

                            Details of the gross floor areas of
                            the properties are listed as follows:

                                                   APPROXIMATE
                            USE                 GROSS FLOOR AREA
                            ---                 ----------------
                                                  sq.m.   sq.ft.
                            Offices               1,667   17,944
                            Ancillary
                               buildings       2,420.81   26,058
                                               --------   ------

                            Total:             4,087.81   44,001
                                               ========   ======

                            The lands upon which the properties
                            currently erected comprise 2 parcels
                            of land with area unknown.

                            The lands are allocated lands.

Notes:

(1) Since the land is allocated land and/or the buildings have not obtained the Real Estate Title Certificates, we have attributed no commercial value to the properties. However, for indication purposes, the depreciated replacement costs of the 11 buildings with a total gross floor areas of approximately 4,087.81 sq.m. is RMB30,000,000 as at the date of valuation.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Company can legally use the land in Guiyang Leizhuang Airport for aviation transport purpose but it has to get approval from relevant government authorities and settle land premium prior to transfer of land use right.

      (ii) There is no legal impediment in obtaining relevant title certificate for the land in Changli Commercial/Residential Building since it is commodity housing.

      (iii) The Company has the right to use the property in Changli Commercial/Residential Building and there is no legal impediment in obtaining relevant title certificate for the land since it is commodity housing.

      (iv) The Company has the right to use the property in Guiyang Leizhuang Airport and there is no legal impediment in obtaining relevant title certificate.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                OPEN MARKET VALUE
                                                                                             IN EXISTING STATE AS AT
                                                                       PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                    DESCRIPTION AND TENURE              OCCUPANCY                     RMB
23.    Various properties   The properties comprise 3              The property is               No commercial value
       held by              various operational and ancillary      occupied by the
       Guangzhou            buildings and various structures       Group as office,
       Nanland Air          completed in various stages            warehouse and staff
       Catering Company     between 1985 and 1991 with a           quarters for operating
       Limited              total gross floor area of              and ancillary
                            approximately 12,464 sq.m.             purposes.
                            (134,163 sq.ft.).

                            Details of the gross floor areas of
                            the properties are listed as follows:

                                                    APPROXIMATE
                            USE                  GROSS FLOOR AREA
                            ---                  ----------------
                                                  sq.m.   sq.ft.
                            Food processing
                               building          11,300  121,633
                            Warehouses              664    7,147
                            Ancillary buildings     500    5,382
                                                 ------  -------

                            Total:               12,464  134,162
                                                 ======  =======

                            The land upon which the properties
                            currently erected comprises a parcel
                            of land with an area of approximately
                            15,333.41 sq.m. (165,049 sq.ft.).

                            The land use rights of the properties
                            have been authorized for operation to
                            CSAHC.

Notes:

(1) Since the land is authorized for operation to CSAHC and the buildings have not obtained Reality Title Certificates, we have attributed no commercial value to the properties. However, for indication purposes, the depreciated replacement costs of the 3 buildings with a total gross floor areas of approximately 12,464.00 sq.m. is RMB24,850,000 as at the date of valuation.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The land use rights of the property is authorized to CSAHC which is currently used by Nanland Air Catering Company Limited.

      (ii) The buildings erected on the land are owned by Guangzhou Nanland Air Catering Company Limited, however, as the State-owned land use right certificate and building ownership certificate are combined as the reality title certificate in Guangzhou, it is impossible for Nanland Air Catering Company Limited to obtain the reality title certificate for the buildings.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                OPEN MARKET VALUE
                                                                                             IN EXISTING STATE AS AT
                                                                       PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                    DESCRIPTION AND TENURE              OCCUPANCY                     RMB
24.    A property held by   The property comprises a hotel         The property is                        57,670,000
       Guangzhou            building completed in 1998 with        currently occupied by               (90% interest
       Aviation Hotel       a total gross floor area of            the Group as an                   attributable to
                            approximately 11,485.40 sq.m.          operating hotel.                       the Group:
                            (123,629 sq.ft.).                                                            51,900,000)

                            The land upon which the property
                            currently erected comprises 1 parcel
                            of land with a total area of
                            approximately 1,250.46 sq.m. (13,460
                            sq.ft.).

Notes :

(1) According to 1 Land Use Rights Certificate and 1 Building Ownership Certificate given to us, the land use rights of 1 parcel of land with a total area of approximately 1,250.46 sq.m. and the building ownership rights of 1 building with a total gross floor area of approximately 11,485.40 sq.m. are held by Guangzhou Aviation Hotel, which is 90% owned by the Group.

(2) We have been provided with a copy of the legal opinion on the title to the property prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) Pursuant to the Real Estate Title Certificate Hui Fang Di Zheng Zi No. 0423921, the land portion of the property of granted land nature with an area of approximately 1,250.46 sq.m. is held by CSAHC.

      (ii) The Guangzhou Aviation Hotel has obtained the land use rights of the property and can occupy, use, handle the land use rights within the land use right terms. The Group should change the land use rights of the property under its name and there is no legal obstacle to process such changes of ownership.

      (iii) Pursuant to the Real Estate Title Certificate Hui Fang Di Zheng Zi No. 0423921, the building portion of the property with a gross floor area of approximately 11,485.40 sq.m. is held by CSAHC.

      (iv) Guangzhou Aviation Hotel has obtained the building ownership of the property and can use, let, mortgage and transfer the property. The Group should change the land use rights of the property under its name and there is no legal obstacle to process such changes of ownership.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                   OCCUPANCY                    RMB
25.    Various properties    The properties comprise 14                 The properties are                     16,030,000
       held by China         various operational and ancillary          currently occupied by              (100% interest
       Southern Airlines     buildings and various structures           the Group for office              attributable to
       Company Limited       completed in various stages                and staff quarters for                 the Group:
       Operation             between 1985 and 2002 with a               operating and                         16,030,000)
       Department            total gross floor area of                  ancillary purposes.
                             approximately 19,375.49 sq.m.
                             (280,558 sq.ft.).

                             Details of the gross floor areas of the
                             properties are listed as follows:

                                                      APPROXIMATE
                              USE                  GROSS FLOOR AREA
                              ---                  ----------------

                                                       sq.m.   sq.ft.

                             Offices              16,901.44  181,927
                             Ancillary buildings   2,474.05   26,631
                                                  ---------  -------
                             Total:               19,375.49  280,558
                                                  =========  =======

                             The lands upon which the properties
                             currently erected comprise 13 parcels
                             of land with a total area of
                             approximately 31,505.99 sq.m. (339,130
                             sq.ft.).

                             The land use rights of the properties
                             have been granted for various terms
                             ranging from 40 to 70 years.

Notes:

(1) Since the 5 buildings with a total gross floor area of approximately 1,881.99 sq.m. are erected on allocated land and/or the buildings have not obtained the Real Estate Title Certificates, we have attributed no commercial value to the properties. However, for indication purposes, the depreciated replacement costs of the 5 buildings with a total gross floor areas of 1,881.99 sq.m. is RMB158,880,000 as at the date of valuation.

(2) According to 7 Land Use Rights Certificates and 10 Real Estate Title Certificates given to us, the land use rights of 6 parcels of land with a total area of approximately 5,834.66 sq.m. and the building ownership rights of 6 buildings with a total gross floor area of approximately 2,518.44 sq.m. are held by China Southern Airlines Company Limited Operation Department, which is 100% owned by the Group.

(3) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The land used by the operation departments in Beijing, Shanghai, Kunming, Chengdu (Friendship Building), Jinan and Xian cannot obtain relevant land use right certificate as the application for construction inspection by developer has not been carried out.

      (ii) The Land Use Right Certificate of the land used by the operation departments in Chengdu (Ao Shen Hua Yuan), Xiamen and Nanjing has been obtained and the Company has the land use right of the land. Whenever the Company transfers the land use right, it has to transfer together with the buildings erected upon.

APPENDIX VIII                                                 PROPERTY VALUATION

      (iii) The Beijing Nan Hang Hotel and property used by Shanghai operation department has no real estate certificate and the Company has the right to use it.

      (iv) The Real Estate Title Certificates of the buildings used by the operation departments of Kunming and Chengdu (Ao Shen Hua Yuan) has been obtained and the Company can use, rent, mortgage and transfer the property right.

      (v) The Company has the right to use the buildings of the operation departments of Jinan and Chengdu (Friendship Building) and there is no legal impediment for the Company to obtain Real Estate Title Certificates upon settlement of the property price.

      (vi) The Company has the right to use, rent, mortgage and transfer the property right of the National Development Bank Building and property used by Xiamen operation department.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                   OCCUPANCY                    RMB
26.    Various properties    The properties comprise 4                  The properties are                    156,070,000
       held by China         various operational and ancillary          currently occupied by              (100% interest
       Southern Airlines     buildings completed in various             the Group for and                 attributable to
       Company Limited       stages between 1992 and 2001               Zhuhai Xiang Yi                        the Group:
       Zhuhai Flight         with a total gross floor area of           Aviation Technology                  156,070,000)
       Simulator Training    approximately 38,720.00 sq.m.              Company Limited for
       Centre                (416,782 sq.ft.).                          office, training centre,
                                                                        student quarters and
                             Details of the gross floor areas           canteen purposes.
                             of the properties are listed as
                             follows:

                                                      APPROXIMATE
                             USE                   GROSS FLOOR AREA
                             ---                   ----------------
                                                       sq.m.   sq.ft.

                             Offices              21,095.00  227,066
                             Ancillary buildings  17,625.00  189,716
                                                  ---------  -------
                             Total:               38,720.00  416,782
                                                  =========  =======

                             The lands upon which the properties
                             currently erected comprise 2 parcels
                             of land with a total area of
                             approximately 29,941.60 sq.m.
                             (322,291.38 sq.ft.).

                             The land use rights of the properties
                             have been granted for 50 years
                             commencing from 7 February, 1991 and 1
                             August, 1994 respectively.

Notes:

(1) According to 2 Land Use Rights Certificates given to us, the land use rights of 2 parcels of land with a total area of approximately 29,416.60 sq.m. are held by China Southern Airlines Company Limited Zhuhai Flight Simulator Training Centre, which is 100% owned by the Group.

(2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) The Company is entitled to use, rent, mortgage and transfer the land use right with an area of approximately 16,954 sq.m. There is no legal impediment for change of "land origin" registration and settlement of land premium for the registration is not necessary.

      (ii) The Land Use Right Certificate of the land use right with an area of approximately 12,987.6 sq.m. has been obtained. The Company is entitled to use, rent, mortgage and transfer the land use right for a term of 50 years commencing from August 1994 and expiring on August 2004. However, the land use rights owner of the aforesaid certificate is in the old name of Zhuhai Flight Simulator Training Centre. There is no legal impediment in applying for change of name.

      (iii) The Company held the ownership rights of the 4 buildings with a total gross floor area of approximately 38,720 sq.m. and there is no legal impediment for the Company to obtain relevant title certificates.

APPENDIX VIII                                                 PROPERTY VALUATION

GROUP V - PROPERTIES HELD BY THE GROUP IN WESTERN AUSTRALIA

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                   OCCUPANCY                    RMB
27.    Various properties    The properties comprise 38                 The properties are                     12,120,000
       held by               various operational and ancillary          currently occupied by               (65% interest
       China Southern        buildings and various structures           the Group for staff,              attributable to
       West Australian       completed in various stages                student accommodation,                 the Group:
       Flying College Pty    between 1960 and 2000 with a               administration and                     7,878,000)
       Ltd. in Australia     total gross floor area of                  flying school purposes.
                             approximately 11,580 sq.m.
                             (124,647 sq.ft.).

                             Details of the gross floor areas
                             of the properties held under
                             freehold land are listed as
                             follows:

                                                      APPROXIMATE
                             USE                   GROSS FLOOR AREA
                             ---                   ----------------
                                                       sq.m.   sq.ft.

                             13 Residences            2,250   23,940
                             5 Transportables           300    3,229
                             Dining/Ancillary           250    2,691
                             Operations                 390    4,197
                             Briefing                   390    4,197
                             Tower/Facilities           150    1,614
                             Hangar Workshop          1,000   10,764
                             Residences               1,040   11,194
                             Other                      150    1,614
                                                  ---------  -------
                             Total                    5,920   63,723
                                                  =========  =======

                             Details of the gross flow areas of the
                             properties held under leasehold land
                             are listed as follows:

                                                      APPROXIMATE
                             USE                   GROSS FLOOR AREA
                             ---                   ----------------
                                                    sq.m.     sq.ft.

                             Hangar/Workshop          1,485   15,984
                             Ground School              377    4,058
                             Ancillary Storage           98    1,054
                             Engine Workshop            700    7,534
                             Dormitory Accom.         3,000   32,393
                                                  ---------  -------
                             Total:                   5,660   60,924
                                                  =========  =======

                             The lands upon which the properties
                             currently erected comprise 31 parcels
                             of freehold lands with a total area of
                             approximately 1,121,639 sq.m.
                             (12,073,322 sq.ft.) and 3 parcels of
                             leasehold lands with a total area of
                             approximately 16,122sq.m.
                             (173,537sq.ft.).

Note :

(1) The registered owner of the property is China Southern West Australian Flying College Pty Ltd..

      The lands of the property with an area of approximately 16,122 sq.m. are leasehold lands, and we thus have attributed no commercial value to those leasehold lands and the buildings erecting thereon. However, for indication purposes, the depreciated replacement costs of the buildings with a total gross floor area of approximately 5,660 sq.m. is RMB19,773,000 as at the date of valuation.

APPENDIX VIII                                                 PROPERTY VALUATION

GROUP VI - PROPERTIES HELD BY THE GROUP IN THE NETHERLANDS

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                DESCRIPTION AND TENURE                       OCCUPANCY                    RMB
28.    Five residential      The property comprises five                The property is                        13,210,000
       units held by the     residential units completed in             currently occupied by              (100% interest
       Company in            various stages between late                the Group for staff               attributable to
       Amstelveen            1980s and mid 1990s with a total           quarters purposes.                     the Group:
       Noord-Holland         gross floor area of approximately                                                13,210,000)
       The Netherlands       432.00 sq.m. (4,650 sq.ft.).

      Note:

      The registered owner of the property is China Southern Airlines Company Limited.

APPENDIX VIII                                                 PROPERTY VALUATION

GROUP VII - PROPERTIES HELD UNDER CONSTRUCTION BY THE GROUP IN THE PRC

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                          PARTICULARS OF              31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                 OCCUPANCY                      RMB
29.    Various properties    The properties under                       The properties are                  1,559,830,000
       held under            development are planned to                 currently under                    (100% interest
       construction by       comprise 16 buildings and 3                construction.                     attributable to
       China Southern        structures. Upon completion, the                                                  the Group:
       Airlines Company      proposed development will have                                                1,559,830,000)
       Limited               a total gross floor area of
       Guangzhou             approximately 346,235.89 sq.m.
       Headquarters          (3,726,883 sq.ft.).

                             The lands upon which the properties
                             currently erected comprise a parcel of
                             land with a total area of
                             approximately 80,909 sq.m. (870,904
                             sq.ft.).

      Notes :

      (1) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

            (i) The application for properties under construction has been legally obtained and the properties under construction are vested in the Group. After the constructions have been completed and have obtained the completion certificates, the Group may apply for the relevant title documents;

            (ii) The properties under construction are erected on a leased with a site area of 80,909 sq.m. land where the Group has the right to use but cannot sub-lease the land.

      (2) We have assigned no commercial value to the land portions of the properties due to its non-transferability and non-subletting nature in the open market. According to the Group's PRC legal adviser opinion, the Company could apply the ownership of the buildings and structures of the property upon completion. Also, CSAHC has agreed to assist the Company to transfer the properties and process the land grant process whenever the Company dispose of the properties. We have, relied on the aforesaid, assigned open market values to the un-completed buildings and structures of the properties but excluding the land portion.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                          PARTICULARS OF              31 AUGUST, 2004
       PROPERTIES                  DESCRIPTION AND TENURE                    OCCUPANCY                      RMB
30.    Various properties    The properties under                       The properties are            No commercial value
       held under            development are planned to                 currently under
       construction by       comprise 4 buildings and                   construction.
       Xiamen Airlines       structures. Upon completion, the
                             proposed development will have
                             a total gross floor area of
                             approximately 2,122 sq.m.
                             (22,841 sq.ft.).

                             The lands upon which the properties
                             currently erected comprise 2 parcels
                             of land with a total area of
                             approximately 151,347.20 sq.m.
                             (1,629,101 sq.ft.).

      Notes :

      (1) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

            4 buildings are held under construction by Xiamen Airlines. One of the buildings is an aircraft repairing warehouse with a gross floor area of approximately 2,122 sq.m. For the remaining 3 buildings, there is no information regarding their gross floor area.

      (2) Since no land use rights certificates have been obtained for the 2 subject lands of the property and the buildings of the property which are under construction have not obtained any construction approval documents from relevant governmental departments, we have attributed no commercial value to the properties. However, for indication purposes, the depreciated replacement costs of the 4 buildings with a total gross floor areas of approximately 2,122 sq.m. is RMB1,250,000 as at the date of valuation.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                          PARTICULARS OF              31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                 OCCUPANCY                      RMB
31.    A property held       The property under development             The property is                         4,810,000
       under construction    is planned to comprise a                   currently under                     (60% interest
       by Southern           warehouse. Upon completion, the            construction.                     attributable to
       Airlines (Group)      proposed development will have                                                    the Group:
       Shantou Airlines      a total gross floor area of                                                       2,890,000)
       Company Limited       approximately 2,058.00 sq.m.
                             (22,152 sq.ft.).

                             The land upon which the property
                             currently erected comprises 1 parcel
                             of land with an area of approximately
                             3,563.50 sq.m. (38,357.51 sq.ft.).

                             The land use right of the property has
                             been granted for a term of 50 years
                             commencing from 25 May, 1994.

      Note:

      We have been provided with a copy of the legal opinion on the title to the property prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      Southern Airlines (Group) Shantou Airlines Company Limited has obtained the granted land use rights of a parcel of land with an area of approximately 3,563.50 sq.m. and can use, lease, mortgage and transfer the land.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                          PARTICULARS OF              31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                 OCCUPANCY                      RMB
32.    A parcel of land      The property comprise 1 parcel             The property is                         7,200,000
       held under            of land with an area of                    currently under                     (60% interest
       construction by       approximately 60,006.35 sq.m.              construction.                     attributable to
       Zhuhai Airlines       (645,908.35 sq.ft.).                                                              the Group:
       Company Limited                                                                                         4,320,000)

                             The land use right of the property has
                             been granted for a term of 50 years.

      Note :

      We have been provided with a copy of the legal opinion on the title to the property prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      The Company has obtained the Land Use Right Certificate and it has the right to occupy, use and dispose of the land use right within the land use term.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                           PARTICULARS OF             31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                 OCCUPANCY                      RMB
33.    Various properties    The properties under                       The properties are            No commercial value
       held under            development are planned to                 currently under
       construction by       comprise 20 buildings and                  construction.
       Guizhou Airlines      structures. Upon completion, the
       Company Limited       proposed development will have
                             a total gross floor area of
                             approximately 26,434.82 sq.m.
                             (284,544 sq.ft.).

                              The lands upon which the properties
                              currently erected comprise 2 parcels
                              of land with a total area of
                              approximately 259,878.60 sq.m.
                              (2,797,333.25 sq.ft.).

                              The lands are allocated lands.

      Notes :

      (1) Since the land of 20 buildings is allocated land and/or the buildings have not obtained the Real Estate Title Certificates, we have attributed no commercial value to the properties. However, for indication purposes, the depreciated replacement costs of the 20 buildings with a total gross floor areas of approximately 26,434.82 sq.m. is RMB22,600,000 as at the date of valuation.

      (2) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

            (i) The 2 parcels of lands with a total area of 259,878.6 sq.m. are allocated lands and the land use right certificates have been obtained.

            (ii) The properties with a gross floor area of approximately 26,434.82 sq.m. have legally obtained the approval of construction and no third parties is involved in the dispute of the title. The Group will have the ownership right of the properties and there is no legal impediment in obtaining real estate title certificates after the construction has obtained a completion certificate.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                          PARTICULARS OF              31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                 OCCUPANCY                      RMB
34.    Various properties    The properties under                       The properties are            No commercial value
       held under            development are planned to                 currently under
       construction by       comprise 10 buildings and                  construction.
       Guangzhou Baiyun      structures. Upon completion, the
       International         proposed development will have
       Logistic Company      a total gross floor area of
       Ltd.                  approximately 123,928 sq.m. (1,333,961
                             sq.ft.).

                             The land upon which the properties
                             currently erected comprises 1 parcel
                             of land with an area of approximately
                             653,333.3 sq.m. (7,032,480 sq.ft.).

      Notes:

      (1) We have been provided with a copy of the legal opinion on the title to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

            (i) Ten buildings under construction with a total gross floor area of approximately 123,928 sq.m. have obtained approvals of construction and there is no third parties dispute on the title. The Group may apply for Building Ownership Certificates after the construction has obtained a completion certificate.

            (ii) The Group has possessed a parcel of land with an area of approximately 653,333 sq.m., which has no Land Use Right Certificate.

      (2) Since the land has no title document, we have attributed no commercial value to the properties. However, for indication purposes, the depreciated replacement costs of the 10 buildings with a total gross floor area of approximately 123,928 sq.m. is RMB213,617,983 as at the date of valuation.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                      OPEN MARKET VALUE
                                                                                                   IN EXISTING STATE AS AT
                                                                             PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                    OCCUPANCY                    RMB
35.    Various properties    The properties comprise 12                  The property is               No commercial value
       rented by             various operational and ancillary           occupied by the
       China Southern        buildings and various structures            Group as office,
       Airlines Company      completed in various stages                 warehouse and staff
       Limited               between 1986 and 1996 with a                quarters for operating
       Guangzhou             total gross floor area of                   and ancillary
       Headquarters          approximately 93,854.35 sq.m.               purposes.
                             (1,010,248 sq.ft.) and a parcel of
                             land with an area of
                             approximately 80,909 sq.m.
                             (870,904 sq.ft.).

                             Details of the gross floor areas of
                             the properties are listed as follows:

                                                       APPROXIMATE
                             USE                    GROSS FLOOR AREA
                             ---                    ----------------
                                                    sq.m.      sq.ft.

                             Offices              33,827.88    364,123
                             Warehouses              41,405    445,683
                             Ancillary buildings  18,621.47    200,442
                                                  ---------  ---------
                             Total:               93,854.35  1,010,248
                                                  =========  =========

                             7 buildings of the property are rented
                             from independent third parties under
                             tenancy agreements for various terms
                             with the latest expiry date in 2002 at
                             a total annual rental of
                             RMB15,997,315.56.

                             The remaining 5 buildings and the
                             parcel of land together with other
                             structures having an aggregate gross
                             floor area of 52,449.62 sq.m. and site
                             area of approximately 80,909 sq.m. are
                             rented from 1995 at an aggregate
                             annual rental of RMB20,027,523.83.

APPENDIX VIII                                                 PROPERTY VALUATION

      Note:

      We have been provided with a copy of the legal opinion on the legality of the use to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      (i) CSAHC has obtained the rights to use the above-mentioned parcel of land with an area of approximately 80,909 sq.m. and under the condition of not changing the use of the land, CSAHC can continue to use the land. According to the Permit No. 460 dated 17 November, 2003, CSAHC has obtained the authorization to conduct its trade of business upon the said land and is being entitled to lease the land to its subsidiaries. The Group has obtained the rights to use the land according to the lease agreement and has not acquired the right of handling the property. The property cannot be sub-let, mortgaged or transferred by the Group.

      (ii) For the remaining portion of property, according to the lease agreement entered into between the Group and the lessor or CSAHC, the Group has obtained the rights to use the property and has not acquired the ownership of the property.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                   OCCUPANCY                    RMB
36.    Various properties    The properties comprise 7                  The properties are            No commercial value
       rented by             various operational and ancillary          occupied by the
       China Southern        buildings and various structures           Group as offices for
       Airlines Company      completed in various stages                operating purposes.
       Limited Henan         between 1989 and 1993 with a
       Branch                total gross floor area of
                             approximately 917.26 sq.m.
                             (9,873 sq.ft.).

                             Details of the gross floor areas of
                             the properties are listed as follows:

                                                     APPROXIMATE
                             USE                   GROSS FLOOR AREA
                             ---                   ----------------
                                                    sq.m.    sq.ft.
                             Offices               917.26     9,873
                                                   ------     -----
                             Total:                917.26     9,873
                                                   ======     =====

                             The properties are subject to tenancy
                             agreements for various terms with the
                             latest expiry date in 2010 at a total
                             annual rental of RMB978,416.

      Note:

      We have been provided with a copy of the legal opinion on the legality of the use to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      According to the lease agreements entered into between the Group and the lessors, the Group has obtained the rights to use the properties and has not acquired the ownership of the properties.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                   OCCUPANCY                    RMB
37.    Various properties    The properties comprise 4                  The properties are            No commercial value
       rented by             various operational and ancillary          occupied by the
       China Southern        buildings and various structures           Group as offices for
       Airlines Company      completed in various stages                operating purposes.
       Limited Hubei         between 1990 and 1995 with a
       Branch                total gross floor area of
                             approximately 1,112.70 sq.m.
                             (11,977 sq.ft.).

                             Details of the gross floor areas of
                             the properties are listed as follows:

                                                   APPROXIMATE
                             USE                 GROSS FLOOR AREA
                             ---                 ----------------
                                                 sq.m.     sq.ft.
                             Offices            1,112.70   11,977
                                                --------   ------
                             Total:             1,112.70   11,977
                                                ========   ======

                             The properties are subject to tenancy
                             agreements for various terms with the
                             latest expiry date in 2005 at a total
                             annual rental of RMB1,328,840.

      Note :

      We have been provided with a copy of the legal opinion on the legality of the use to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      According to the lease agreements entered into between the Group and the lessors, the Group has obtained the rights to use the properties and has not acquired the ownership of the properties.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                   OCCUPANCY                    RMB
38.    Various properties    The properties comprise 17                 The properties are            No commercial value
       rented by             various operational and ancillary          occupied by the
       China Southern        buildings and various structures           Group as offices and
       Airlines Company      completed in various stages                warehouses for
       Limited Shenzhen      between 1991 and 1997 with a               operating purposes.
       Branch                total gross floor area of
                             approximately 2,231.5 sq.m.
                             (24,020 sq.ft.).

                             Details of the gross floor areas of the
                             properties are listed as follows:

                                                      APPROXIMATE
                             USE                    GROSS FLOOR AREA
                             ---                    ----------------
                                                      sq.m.    sq.ft.
                             Offices                2,131.5    2,943
                             Warehouses                 100    1,076
                                                    -------   ------
                             Total:                 2,231.5   24,019
                                                    =======   ======

                             The properties are subject to tenancy
                             agreements for various terms with the
                             latest expiry date in 2012 at a total
                             annual rental of RMB261,771.78.

      Note :

      We have been provided with a copy of the legal opinion on the legality of the use to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      According to the lease agreements entered into between the Group and the lessors, the Group has obtained the rights to use the properties and has not acquired the ownership of the properties.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                   OCCUPANCY                    RMB
39.    A parcel of land      The property comprises a parcel            The property is               No commercial value
       rented by             of land with an area of                    currently occupied by
       China Southern        approximately 33,333.50 sq.m.              the Group for aircraft
       Airlines Company      (358,802 sq.ft.).                          runway purposes.
       Limited Zhuhai
       Branch

                             The property is rented from an
                             independent third party under a
                             tenancy agreement for a term expiring
                             in 2019 at a total yearly rental of
                             RMB27,500.

      Note :

      We have been provided with a copy of the legal opinion on the legality of the use to the property prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

      According to the lease agreement entered into between the Group and the lessor, the Group has obtained the rights to use the property and has not acquired the ownership of the property.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                   OCCUPANCY                    RMB
40.    Various properties    The properties comprise 102                The properties are            No commercial value
       rented by Xiamen      various operational and ancillary          occupied by the
       Airlines              buildings and various structures           Group as offices and
                             with a total gross floor area of           staff quarters for
                             approximately 37,543.03 sq.m.              operating and
                             (404,113 sq.ft.).                          ancillary purposes.

                             Details of the gross floor areas of the
                             properties are listed as follows:

                                                      APPROXIMATE
                             USE                   GROSS FLOOR AREA
                             ---                   ----------------
                                                      sq.m.   sq.ft.
                             Offices              36,730.34  395,365
                             Ancillary buildings      812.7    8,748
                                                  ---------  -------
                             Total:               37,543.04  404,113
                                                  =========  =======

                             The properties are rented from
                             independent third parties under
                             tenancy agreements for various terms
                             with the latest expiry date in 2013 at
                             a total annual rental of RMB13,485,851.48.

Note:

We have been provided with a copy of the legal opinion on the legality of the use to the property prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

According to the lease agreements entered into between the Group and the lessors, the Group has obtained the rights to use the properties and has not acquired the ownership of the properties.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                   OCCUPANCY                    RMB
41.    Various properties    The properties comprise 4                  The properties are            No commercial value
       rented by Southern    various operational and ancillary          occupied by the
       Airlines (Group)      buildings and various structures           Group as offices and
       Shantou Airlines      completed in various stages with           warehouses for
       Company Limited       a total gross floor area of                operating and
                             approximately 55,773 sq.m.                 ancillary purposes.
                             (600,341 sq.ft.) and a parcel of
                             land with a site area of
                             approximately 53,000.00 sq.m.

                             Details of the gross floor areas of the
                             properties are listed as follows:

                                                      APPROXIMATE
                             USE                    GROSS FLOOR AREA
                             ---                    ----------------
                                                    sq.m.     sq.ft.
                             Offices                  366      3,940
                             Warehouses             2,407     25,909
                                                    -----     ------
                             Total:                 2,773     29,849
                                                    =====     ======

                             The properties are rented from
                             independent third parties under
                             tenancy agreements for various terms
                             with the latest expiry date in 2043 at
                             a total annual rental of RMB13,628,783.5.

Note:

We have been provided with a copy of the legal opinion on the legality of the use to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

(i) According to the lease agreements entered into between the Group and the lessors, the Group has obtained the rights to use the properties and has not acquired the ownership of the properties.

(ii) Pursuant to the lease agreement of the aforesaid parcel of land with an area of approximately 53,000 sq.m., the buildings erected thereon will be surrendered to the lessor upon expiry of the lease term of 12 years from 1 January, 1997.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                     OPEN MARKET VALUE
                                                                                                  IN EXISTING STATE AS AT
                                                                            PARTICULARS OF            31 AUGUST, 2004
       PROPERTIES                     DESCRIPTION AND TENURE                   OCCUPANCY                    RMB
42.    Various properties    The properties comprise 3                  The properties are            No commercial value
       rented by Guangxi     various operational and ancillary          occupied by the
       Airlines Company      buildings and various structures           Group as offices for
       Limited                                                          operating purposes.
                             completed in various stages
                             between 1998 and 1999 with a
                             total gross floor area of
                             approximately 250.84 sq.m.
                             (2,700 sq.ft.).

                             Details of the gross floor areas of the
                             properties are listed as follows:

                                                      APPROXIMATE
                             USE                    GROSS FLOOR AREA
                             ---                    ----------------
                                                     sq.m.    sq.ft.
                             Offices                250.84     2,700
                                                    ------    ------
                             Total:                 250.84     2,700
                                                    ======    ======

                             The properties are rented from
                             independent third parties under
                             tenancy agreements for various terms
                             with the latest expiry date in 2006 at
                             a total annual rental of RMB373,508.

Note :

We have been provided with a copy of the legal opinion on the legality of the use to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

According to the lease agreements entered into between the Group and the lessors, the Group has obtained the rights to use the properties and has not acquired the ownership of the properties.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                           OPEN MARKET VALUE
                                                                                        IN EXISTING STATE AS AT
                                                                    PARTICULARS OF          31 AUGUST, 2004
      PROPERTIES                  DESCRIPTION AND TENURE              OCCUPANCY                   RMB
43. Various properties       The properties comprise 6            The properties are     No commercial value
    rented by Zhuhai         various operational and ancillary    occupied by the
    Airlines Company         buildings and various structures     Group as offices
    Limited                  completed in various stages with     for operating
                             a total gross floor area of          purposes.
                             approximately 2,135.20 sq.m.
                             (22,983 sq.ft.).

                             Details of the gross floor areas
                             of the properties are listed as
                             follows:

                                               APPROXIMATE
                              USE            GROSS FLOOR AREA
                             ------          -----------------
                                               sq.m.    sq.ft.

                             Offices         2,135.20   22,983
                                             --------   ------
                             Total:          2,135.20   22,983
                                             ========   ======

                             The properties are rented from
                             independent third parties under
                             tenancy agreements for various
                             terms with the latest expiry date
                             in 2008 at a total annual rental
                             of RMB604,584.

Note:

We have been provided with a copy of the legal opinion on the legality of the use to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

According to the lease agreements entered into between the Group and the lessors, the Group has obtained the rights to use the properties and has not acquired the ownership of the properties.

APPENDIX VIII                                                 PROPERTY VALUATION


                                                                                                 OPEN MARKET VALUE
                                                                                              IN EXISTING STATE AS AT
                                                                          PARTICULARS OF          31 AUGUST, 2004
      PROPERTIES                     DESCRIPTION AND TENURE                 OCCUPANCY                   RMB
44. Various properties       The properties comprise 14 various         The properties are    No commercial value
    rented by Guizhou        operational and ancillary buildings and    occupied by the
    Airlines Company         various structures completed in various    Group as offices
    Limited                  stages between 1988 and 1996 with a        and staff quarters
                             total gross floor area of approximately    for operating and
                             2,090.06 sq.m. (22,497 sq.ft.).            ancillary purposes.

                             Details of the gross floor areas
                             of the properties are listed as
                             follows:

                                                       APPROXIMATE
                             USE                    GROSS FLOOR AREA
                             ---                    ----------------
                                                      sq.m.   sq.ft.

                             Offices               1,892.06   20,366
                             Ancillary buildings        198    2,131
                                                   --------   ------

                             Total:                2,090.06   22,497
                                                   ========   ======

                             The properties are rented from
                             independent third parties under tenancy
                             agreements for various terms with the
                             latest expiry date in 2018 at a total
                             annual rental of RMB3,535,832.15.

Note :

We have been provided with a copy of the legal opinion on the legality of the use to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

According to the lease agreements entered into between the Group and the lessors, the Group has obtained the rights to use the properties and has not acquired the ownership of the properties.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                 OPEN MARKET VALUE
                                                                                              IN EXISTING STATE AS AT
                                                                          PARTICULARS OF          31 AUGUST, 2004
      PROPERTIES                     DESCRIPTION AND TENURE                 OCCUPANCY                   RMB
45. A property rented by     The property comprise 1 operational and    The property is       No commercial value
    Southern China           ancillary building with a gross floor      occupied by the
    International            area of approximately 90 sq.m. (969        Group as office for
    Aviation & Travel        sq.ft.).                                   operating purposes.
    Services Company

                             Details of the gross floor area of the
                             property is listed as follows:

                                                      APPROXIMATE
                             USE                    GROSS FLOOR AREA
                             ---                    ----------------
                                                    sq.m.     sq.ft.

                             Office                  90        969
                                                     --        ---

                             Total:                  90        969
                                                     ==        ===

                             The property is rented from an
                             independent third party under a tenancy
                             agreement for a term expiring in 2010 at an annual rental of RMB189,504.

Note:

We have been provided with a copy of the legal opinion on the legality of the use to the property prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

According to the lease agreement entered into between the Group and the lessors, the Group has obtained the rights to use the property and has not acquired the ownership of the property.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                 OPEN MARKET VALUE
                                                                                              IN EXISTING STATE AS AT
                                                                          PARTICULARS OF          31 AUGUST, 2004
      PROPERTIES                     DESCRIPTION AND TENURE                 OCCUPANCY                   RMB

46. Various properties       The properties comprise 99 various         The properties are    No commercial value
    rented by China          operational and ancillary buildings and    occupied by the
    Southern Airlines        various structures completed in various    Group for sales
    Company Limited          stages  between 1950's and 2000's with     office, dormitory
    Overseas Offices         a total gross floor area of                and carport purposes.
                             approximately 10,333.19 sq.m. (111,226
                             sq.ft.) in Japan, Malaysia, Korea,
                             Sharjah U.A.E., Singapore, Australia,
                             Vietnam, The Netherlands, Indonesia,
                             France and USA.

                             According to the information provided by the Group, the properties are rented under tenancy agreements for various terms with the latest expiry date in March 2013 at a total annual rental of RMB21,030,673.18.


Note:

We have been provided with a copy of the legal opinion on the legality of the use to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

According to the lease agreements entered into between the Group and the lessors, the Group has obtained the rights to use the properties and has not acquired the ownership of the properties.

APPENDIX VIII                                                 PROPERTY VALUATION

                                                                                                 OPEN MARKET VALUE
                                                                                              IN EXISTING STATE AS AT
                                                                          PARTICULARS OF          31 AUGUST, 2004
      PROPERTIES                     DESCRIPTION AND TENURE                 OCCUPANCY                   RMB
47. Various properties       The properties comprise 67 various         The properties are    No commercial value
    rented by China          operational and ancillary buildings and    occupied by the
    Southern Airlines        various structures completed in various    Group as offices,
    Operation Department     stages between 1982 and 2003 with a        warehouses and
                             total gross floor area of approximately    staff quarters for
                             6,804.85 sq.m. (73,247 sq.ft.).            operating and
                                                                        ancillary purposes.

                             Details of the gross floor areas of the
                             properties are listed as follows:

                                                       APPROXIMATE
                             USE                    GROSS FLOOR AREA
                             ---                    ----------------
                                                     sq.m.    sq.ft.

                             Offices                5,864.85  63,129
                             Warehouses                  580   6,243
                             Ancillary buildings         360   3,875
                                                    --------  ------

                             Total:                 6,804.85  73,247
                                                    ========  ======

                             The properties are rented from
                             independent third parties under tenancy
                             agreements for various terms with the
                             latest expiry date in 2009 at a total
                             annual rental of RMB8,185,479.12.


Note:

We have been provided with a copy of the legal opinion on the legality of the use to the properties prepared by Z & T Law Firm, the Company's PRC legal adviser, which contains, inter alia, the following information:

According to the lease agreements entered into between the Group and the lessors, the Group has obtained the rights to use the properties and has not acquired the ownership of the properties.

APPENDIX IX                                                  GENERAL INFORMATION

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Listed Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

      As at the Latest Practicable Date, the interests and short positions of the Directors, chief executive and supervisors of the Company in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies in Schedule 10 of the Listing Rules are as follows:

                                                               % TO THE   % TO THE
                                                                TOTAL      TOTAL      % TO THE
                                                                ISSUED     ISSUED      TOTAL
                 THE                                             SHARE    DOMESTIC    ISSUED H
              COMPANY/                            NUMBER OF    CAPITAL    SHARES       SHARES
             ASSOCIATED     TYPE OF     TYPE OF    SHARES       OF THE     OF THE      OF THE      SHORT
  NAME       CORPORATION   INTEREST     SHARES      HELD       COMPANY    COMPANY     COMPANY     POSITION
--------    ------------  -----------  --------   ---------    --------   --------    --------    --------
Simon To    the Company   Interest of  H shares    100,000       0.002%      -         0.009%        -
                             spouse
                            (Note 1)

Note 1. The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

      Save as disclosed above, as at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies.

      None of the Directors, chief executive or supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder.

APPENDIX IX                                                  GENERAL INFORMATION

3.    SUBSTANTIAL SHAREHOLDERS

      As at the Latest Practicable Date, to the knowledge of the Directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executives or supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the SFO or otherwise persons who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Listed Group are as follows:

      THE COMPANY

                                                                               % OF THE       % OF THE
                                                                 % OF THE    TOTAL ISSUED   TOTAL ISSUED
                                                               TOTAL ISSUED    SHARES         DOMESTIC
                                                                 H SHARES      CAPITAL        SHARES
  NAME OF            TYPE OF        TYPE OF      NUMBER OF        OF THE        OF THE         OF THE        SHORT
SHAREHOLDER       SHAREHOLDING       SHARES     SHARES HELD      COMPANY       COMPANY        COMPANY      POSITION
-----------      --------------   -----------  ------------    ------------  ------------   ------------   --------
CSAHC            Direct holding   State-owned  2,200,000,000         -          50.30%          68.75%        -
                                    shares

HKSCC Nominees   Direct holding   H shares     1,151,389,998      98.6%         26.32%              -         -
   Limited

Note: Based on the information available to the Directors, chief executive and supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and supervisors are aware, as at the Latest Practicable Date:

      Among the 1,151,389,998 H Shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had an interest in an aggregate of 154,610,800 H Shares of the Company (representing approximately 13.17% of its then total issued H Shares). Out of the 154,610,800 H Shares, JPMorgan Chase & Co. had an interest in a lending pool comprising 69,960,000 H Shares of the Company (representing approximately 5.96% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors, chief executive and supervisors are aware, JPMorgan Chase & Co. held its interest in the Company in the following manners:

      (a) 69,960,000 H Shares in a lending pool, representing approximately 5.96% of the Company's then total issued H Shares, were held by JPMorgan Chase Bank, which was 100% held by JPMorgan Chase & Co.;

      (b) 1,030,800 H Shares, representing approximately 0.09% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by JPMorgan Whitefriars Inc., which was ultimately 100% held by JPMorgan Chase & Co.;

      (c) 81,978,000 H Shares, representing approximately 6.98% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF Asset Management Limited, which was approximately 99.99% held by JPMorgan Fleming Asset Management
            (Asia) Inc., which was ultimately 100% held by JPMorgan Chase & Co.; and

      (d) 1,642,000 H Shares, representing approximately 0.14% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF International Management Inc., which was 100% held by JPMorgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by JPMorgan Chase & Co.

APPENDIX IX                                                  GENERAL INFORMATION

      Save as disclosed above, as at the Latest Practicable Date, to the knowledge of the Directors, chief executive and supervisors of the Company, no other person (other than the Directors, chief executives or supervisors) had an interest or short positions in the shares or underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO or otherwise had an interest of 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4.    MATERIAL CONTRACTS

      No material contract has been entered into by the Listed Group within the two years immediately preceding the date of this circular.

5.    LITIGATION

      As at the Latest Practicable Date, there was no litigation or claims of material importance pending or threatened against any member of the Listed Group.

6.    PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

      Pursuant to Article 77 of the Articles of Association of the Company, at any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

      i.    by the chairman of the meeting;

      ii. by at least two shareholders entitled to vote present in person or by proxy; or

      iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

      The demand for a poll may be withdrawn by the person who makes such demand.

7.    DIRECTORS' AND SUPERVISORS' INTERESTS

      (a) None of the Directors or supervisors of the Company, or any professional advisers named in paragraph 11 of this Appendix has any direct or indirect interest in any assets which have been, since 31 December, 2003, the date to which the latest published audited accounts of the Listed Group were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, to any member of the Listed Group.

      (b) None of the Directors or supervisors of the Company is materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Listed Group.

APPENDIX IX                                                  GENERAL INFORMATION

8.   SERVICE CONTRACTS

     None of the Directors has any existing or proposed service contract with any member of the Listed Group which is not expiring or terminable by the Listed Group within one year without payment of compensation (other than statutory compensation).

9.   MATERIAL ADVERSE CHANGE

     The Directors are not aware of any material adverse change in the financial or trading position of the Listed Group since 31 December, 2003, being the date of the latest published audited financial statements of the Company.

10.  CONSENTS

     JPMorgan, ICEA, KPMG and Chesterton have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their reports and letters (if any), as the case may be, and references to their names in the form and context in which they respectively appear.

11.  QUALIFICATIONS OF EXPERTS

     The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular.

  NAMES                                            QUALIFICATIONS
  -----                                            --------------
JPMorgan                  Licensed by the Securities and Futures Commission for Types 1, 4, 6 and 7
                          regulated activities under SFO

ICEA                      Deemed licensed by the Securities and Futures Commission for Types 1, 4, 6 and 9
                          regulated activities under SFO

KPMG                      Certified Public Accountants registered in Hong Kong

Chesterton                Chartered Surveyor

APPENDIX IX                                                  GENERAL INFORMATION

12.  EXPERTS' INTERESTS IN ASSETS

     As at the Latest Practicable Date, each of JPMorgan, ICEA, KPMG and
Chesterton:

     (a) was not interested, directly or indirectly in any assets which have been acquired or disposed of by or leased to the Company since 31 December, 2003, being the date to which the latest published audited financial statements of the Company were made up; and

     (b) did not have any shareholding interest in any member of the Listed Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Listed Group.

13.  MISCELLANEOUS

     (a)  The secretary of the Company is Su Liang.

     (b) The Company has not currently appointed an individual who will satisfy all the requirements of a qualified accountant for the purposes of Rule 3.24 of the Listing Rules, pursuant to which the Company has published an announcement on 5 November, 2004.

     (c) The registered address of the Company is at Guangzhou Economic and Technology Development Zone, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

     (d) The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

     (e) The English text of this circular and the form of proxy shall prevail over the Chinese text in the case of inconsistency.

14.  DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 3 December, 2004:

     (a)  Sale and Purchase Agreement;

     (b)  Lease Agreement 1, Lease Agreement 2 and Lease Agreement 3;

APPENDIX IX                                                  GENERAL INFORMATION

     (c)  Catering Agreement;

     (d)  Financial Services Agreement;

     (e) the accountants' reports of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group for each of the years in the three-year period ended 31 December, 2003 and the six-month period ended 30 June, 2004, the text of which is set out in Appendices II and III to this circular respectively;

     (f) the audited financial statements of the Company for each of the three financial years immediately preceding the issue of this circular;

     (g) the interim financial reports of the Company for the six-month periods ended 30 June, 2003 and 2004;

     (h)  the letters of consent referred to in paragraph 10 of this Appendix;

     (i) the report from KPMG on the unaudited pro forma financial information of the Combined Group dated 12 November, 2004 the text of which is set out in Appendix V to this circular;

     (j) the letter from ICEA dated 12 November, 2004 the text of which is set out on pages 29 to 48 of this circular;

     (k) the letter from the Independent Board Committee to the Independent Shareholders dated 12 November, 2004, the text of which is set out on pages 27 to 28 of this circular;

     (l) the letters relating to the profit forecast, the text of which is set out in Appendix VI of this circular;

     (m) the letter dated 12 November, 2004, summary of values and valuation certificate prepared by Chesterton, the texts of which are set out in Appendix VIII to this circular, and the full valuation report (in the Chinese language only) prepared by Chesterton referred to in Appendix VIII;

     (n)  the Zhong Qi Hua Valuation Reports;

     (o)  articles of association of the Company; and

     (p) the major transaction circular of the Company dated 21 May, 2004 in relation to the acquisition of certain aircraft from Airbus SNC.

                                NOTICE OF THE EGM

                              [CHINESE CHARACTER]
                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED
 (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA
                            WITH LIMITED LIABILITY)

                               (STOCK CODE: 1055)

           NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING IN 2004

     NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of China Southern Airlines Company Limited (the "Company") will be held at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the PRC on 31 December, 2004 at 9:00 a.m. for the purpose of considering and passing the following resolutions as ordinary resolutions:

                              ORDINARY RESOLUTIONS

(1) "THAT the entering into of the sale and purchase agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "A" and initialed by the Chairman of this meeting for the purpose of identification, between China Southern Air Holding Company ("CSAHC"), China Northern Airlines Company ("Northern Airlines") and Xinjiang Airlines Company ("Xinjiang Airlines") as vendors and the Company as purchaser and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(2) "THAT the entering into of the lease agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "B" and initialed by the Chairman of this meeting for the purpose of identification, between the Company, CSAHC and Northern Airlines, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(3) "THAT the entering into of the lease agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "C" and initialed by the Chairman of this meeting for the purpose of identification, between the Company, CSAHC and Xinjiang Airlines, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(4) "THAT the entering into of the lease agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "D" and initialed by the Chairman of this meeting for the purpose of identification, between the Company and CSAHC, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(5) "THAT the entering into of the catering agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "E" and initialed by the Chairman of this meeting for the purpose of identification, between the Company and China Southern Airlines Group Air Catering Company Limited, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

                                NOTICE OF THE EGM

(6) "THAT the entering into of the financial services agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "F" and initialed by the Chairman of this meeting for the purpose of identification, between the Company and Southern Airlines Group Finance Company Limited, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(7) "THAT the proposed resignation of Mr. Wang Chang Shun as a director of the Company be and is hereby approved."

(8) "THAT the proposed election of Mr. Si Xian Min, as nominated by China Southern Air Holding Company in accordance with the Articles of Association of the Company, as a director of the fourth session of the Board of the Company (the biography of Mr. Si Xian Min is set out below) be and is hereby approved."

                                                      By Order of the Board
                                                            SU LIANG
                                                        Company Secretary

Guangzhou, the People's Republic of China
12 November, 2004

As at the date of this notice, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:

1.   PERSONS WHO ARE ENTITLED TO ATTEND THE EGM

     a. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at the close of trading in the afternoon of Tuesday, 30 November, 2004 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

     b.   The directors, supervisors and senior management of the Company.

     c. Representatives of the professional advisers hired by the Company and special guests invited by the board of directors of the Company.

2.   REGISTRATION PROCEDURES FOR ATTENDING THE EGM

     a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 10 December, 2004, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

     b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarized copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

     c. Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on Tuesday, 30 November, 2004.

                                   NOTICE OF THE EGM

     d. The register of H shares of the Company will be closed from Wednesday, 1 December, 2004 to Thursday, 30 December, 2004 (both days inclusive), during which period no transfer of H shares will be registered.

3.   PROXIES

     a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

     b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for extraordinary general meeting, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

     c. To be valid, the notarized power of attorney or other authorization document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

4.   MISCELLANEOUS

     a. The EGM is expected to last for approximately one day. Eligible Shareholders who attend shall bear their own traveling and accommodation expenses.

     b.   The address of the headquarters of the Company is:

          1st Floor, No. 278 Ji Chang Road
          Guangzhou 510405, Guangdong Province
          People's Republic of China
          Telephone No.: (+86) 20-8612 4737
          Facsimile No.: (+86) 20-8665 9040
          Website: www.cs-air.com
          Contact persons: Su Liang and Lei Bin

     c. Pursuant to the Article 77 of the Articles of Association of the Company, at any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

          i.   by the chairman of the meeting;

          ii. by at least two shareholders entitled to vote present in person or by proxy; or

          iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

          The demand for a poll may be withdrawn by the person who makes such demand.

5.   BRIEF BIOGRAPHY OF MR. SI XIAN MIN

     Mr. Si Xian Min, born in November 1957, graduated from No. 14 Aviation College as an aircraft piloting major with an associate's degree. A professional political tutor, he began his career in civil aviation in 1975. He has held positions as Deputy Director and Director of the political division of China Southern Airlines Henan Branch in 1992-1998 and Party Secretary and Vice president of Guizhou Airlines in 1998-2000. From 2000 to July 2003, Mr. Si served as Deputy Party Secretary of China Southern Airlines Company Limited. From 2002 to July 2003, he served concurrently as Secretary of the Disciplinary Department of China Southern Airlines Company Limited. He has been Party Secretary of China Northern Airlines since 2003.

     Mr. Si Xian Min has no interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which is notifiable to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance (including interests or short positions which are taken or deemed to have under such provisions of the Securities and Futures Ordinance) or required to be recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance or which is notifiable to the Company and The Stock Exchange of Hong Kong Limited pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Further, save as disclosed, Mr. Si Xian Min is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED

                                        By /s/ Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary

Date: November 29, 2004